





PASSING THE BATON

2025 ANNUAL REPORT AND
2026 PROXY STATEMENT





FINANCIAL HIGHLIGHTS

	2021	2022	2023	2024	2025
FUEL METRICS					
Total retail gallons sold (in billions)	4.352	4.752	4.804	4.821	4.849
Retail fuel gallons sold (per store month)	229,404	244,582	242,026	240,632	235,751
Total fuel contribution (cents per gallon)	26.3	34.3	31.4	30.5	30.7
MERCHANDISE METRICS					
Total merchandise sales ($ billions)	$ 3.678	$ 3.903	$ 4.089	$ 4.215	$ 4.304
Total merchandise margin dollars (per store month)	$ 35,607	$ 38,025	$ 39,124	$ 40,407	$ 41,134
Merchandise unit margins (%)	19.1%	19.7%	19.7%	19.8%	20.2%
Non-nicotine margin dollars (per store month)	$ 19,218	$ 21,055	$ 21,856	$ 22,027	$ 22,048
Total non-nicotine unit margins (%)	28.5%	29.4%	29.6%	29.7%	29.6%
FINANCIAL METRICS ($ MILLIONS)					
Net income from continuing operations	$ 396.9	$ 672.9	$ 556.8	$ 502.5	$ 470.6
Adjusted EBITDA[1]	$ 828.0	$ 1,190.9	$ 1,058.5	$ 1,006.8	$ 1,019.4
Cash and cash equivalents	$ 256.4	$ 60.5	$ 117.8	$ 47.0	$ 28.9
Capital spending	$ 277.5	$ 305.8	$ 344.1	$ 503.0	$ 432.4
Long-term debt	$ 1,800.1	$ 1,791.9	$ 1,784.7	$ 1,832.7	$ 2,163.6
Market capitalization	$ 4,968.1	$ 6,080.0	$ 7,429.8	$ 10,043.2	$ 7,491.6
Ending share price ($ per share)	$ 199.24	$ 279.54	$ 356.56	$ 501.75	$ 403.52

LETTER TO SHAREHOLDERS
PASSING THE BATON



This year marks an important transition for Murphy USA, both for me personally and for the entire organization. When Andrew Clyde passed me the baton after 13 years of extraordinary leadership, I was humbly reminded, yet highly aware, of the unique strengths of this company: a proven and durable strategy that appeals to customers and investors alike, a culture built on discipline and collaboration, and a team with an unwavering commitment to serving our customers. It is a privilege to lead Murphy USA into its next chapter, and I am grateful for the strong foundation that has been established as we continue our journey forward.

A new CEO often brings change to an organization and inevitably, investors question how that change will impact their view of a company's value creation potential. In our case, the better question to ask, one which I addressed in our fourth quarter 2025 earnings call, is "What will stay the same"? As a Murphy USA investor, you will be pleased to hear that the fundamental strategies that have generated our prior success all remain rooted firmly in place.

Our Every Day Low Price value proposition resonates with our customers and that will stay the same. Our continuous improvement mindset that compels us to always make the business better will stay the same. We will continue to invest in high-quality organic growth, building new stores and growing our real estate pipeline to usher in the next decade of network expansion. Further, our commitment to a balanced capital allocation program, leveraging our significant free cash flow to help generate long-term shareholder value, will also stay the same. These bedrock strategies and principles do not need to be reinvented; they have stood the test of time and delivered shareholder value across a wide range of operating environments.

As CEO, receiving the leadership baton at this stage in our corporate lifecycle, my role is to ensure continuity and maintain focus on executing our core strategies. At the same time, I want to instill the company with fresh energy, enabling proven leaders to introduce more innovation, agility and flexibility into the business. To achieve this outcome, we are refreshing the company culture and organizational structure, challenging ourselves to create a more nimble and innovative work environment, while maintaining our relentless focus on delivering results. We are exploring new technology, enhancing customer engagement, and empowering our people to think creatively about how we serve customers and strengthen our business.

To help drive that cultural change, we have introduced what we call our "ABC's of Success" to the team. **Accountability:** Being accountable to each other, to our stores, to our customers and to our shareholders, **Balance:** Maintaining discipline in our processes but allowing the freedom to move quickly, **Curiosity:** As the spark that enables innovation, curiosity keeps us engaged and excited, and encouraging that behavior will help us learn and become stronger over time.

This business has proven durable and able to deliver results during periods of economic turmoil in the past. Today, the business is even better prepared to withstand volatility. No doubt the events of the past few months have reminded us all how fragile the commodity ecosystem is that holds the world together and how interdependent and reliant we are on a stable supply chain with unimpeded logistics. Nevertheless, as conditions normalize, we expect the Murphy USA model to benefit from the improvements we have made to optimize performance, while better serving our value-seeking customers with low prices on the products they buy from us every day. As long as we remain focused on delivering value to the customer, combined with a compelling shopping experience, Murphy USA will prosper.

As the baton is passed to a well-conditioned, energetic and engaged leadership team ready for the next leg of the race, we remain grounded in the principles that have guided our success. We are confident in our ability to grow the network and find more ways to improve the business. With a strong foundation and proven strategy, Murphy USA is prepared to deliver ongoing value for our customers, our employees, and you — our shareholders.

Thank you for your trust and support.

Mindy West
President and Chief Executive Officer



■ Murphy USA Markets
■ QuickChek Markets

1.

STRATEGY	GROW ORGANICALLY

Our commitment to organic growth remains our most powerful driver of shareholder value. We are building high-performing new stores in strong markets, enhancing the quality and attractiveness of our network, winning with new customers and expanding our market share.

In 2025, we added 43 net new stores, growing the network to 1,800 stores. We also completed 23 raze and rebuilds, which transforms a kiosk into a higher-performing 1,400 square foot store. New stores remain the primary driver of our growth strategy, bolstered by a high-quality, multi-year development pipeline. We plan to open between 45 and 55 new stores in 2026.

In 2025 we completed our 2,800 square foot store renovation activity, increasing selling space and enhancing the look and feel of the store to provide customers with a better shopping experience. We are excited about accelerating our organic growth strategy with a focus on innovation and sustainable store growth, which will help amplify the earnings power of Murphy USA in the coming years.

Growth of Murphy Retail Stores
Murphy USA and QuickChek Locations



Raze & Rebuilds by Year



WE ARE BUILDING HIGH-PERFORMING NEW STORES IN STRONG MARKETS, ENHANCING THE QUALITY AND ATTRACTIVENESS OF OUR NETWORK

2.

STRATEGY | DIVERSIFY MERCHANDISE MIX

Merchandise contribution dollars increased by $35 million to $869 million in 2025, reflecting sales and margin growth of 2.1% and 4.2%, respectively. We continue to grow contribution dollars in both the nicotine and non-nicotine categories, leveraging unique and creative promotional opportunities to help drive growth as customers become more value-focused.

Unit margins increased slightly in 2025 as the mix grew in favor of higher-margin center of store categories, complimenting the strength in nicotine products. As we continue to build larger stores with a more diversified mix, we expect to drive unit margins higher over time, further supported by efficiency initiatives and new marketing capabilities.

Merchandise Margin
$K Average Per Store Month



*Totals reflect the impact of MDR/QCR discounts and deferrals

Merchandise Unit Margin %



	2021	2022	2023	2024	2025	LTM Y-O-Y Change
Merchandise Sales ($ in millions)	3,678	3,903	4,089	4,215	4,304	2.1%
Merchandise GM ($ in millions)	702	767	803	834	869	4.2%

Note: 2021 only includes 11 months of QuickChek business

3.

STRATEGY | SUSTAIN COST LEADERSHIP

Store Operating Expenses Versus Industry Average
Store Operating Expenses,* $K Average Per Store Month

■ MURPHY USA   ■ QUICKCHEK IMPACT   ■ INDUSTRY**



Year	Murphy USA	QuickChek Impact	Total	Industry
2021	$23.3	$7.7	$31.0	$51.0
2022	$25.8	$8.4	$34.2	$64.0
2023	$27.0	$8.9	$35.9	$65.9
2024	$28.7	$9.1	$37.8	$76.1
2025	$29.8	$9.4	$39.2	

*Store Operating Expense excludes SG&A, Field Admin cost, and payment fees
**2025 Industry Store Operating Expense data not yet available, NACS store set differs from PY

To support our everyday low-price strategy, we maintain a vigilant mindset to minimize inflationary impacts and other cost pressures on the business, helping to maintain our low-cost structure. This deep-rooted cultural imperative must also be balanced with the need for growth and innovation, as we better serve customer needs through an enhanced offer in a larger-store format.

In 2025, our per store operating costs were up 3.8%, down from the 5.4% growth we saw in 2024, reflecting more efficient store level processes and activities. Nevertheless, broader inflationary pressures and the incremental cost of the high-performing larger format stores we are adding to the network will continue to impact average store costs in the years ahead.

Importantly, our low-cost structure remains advantaged relative to the industry average, allowing Murphy USA to be more competitive as weaker retailers who lack scale ultimately pass on incremental costs through higher fuel prices.

Coverage Ratio*



2021	2022	2023	2024	2025
102.1%	100.1%	98.0%	96.3%	95.8%

*Merchandise Margin/Store Operating Expense plus allocated G&A and other expenses

Note: 2021 only includes 11 months of QuickChek business

OUR LOW-COST STRUCTURE REMAINS ADVANTAGED RELATIVE TO THE INDUSTRY AVERAGE




MURPHY USA★

2.29⁹ REG

2.89⁹ DSL



OPEN TO THE
PUBLIC

4.

STRATEGY | **CREATE ADVANTAGE FROM MARKET VOLATILITY**

Higher volatility in the markets typically translates to more fuel contribution dollars for Murphy USA shareholders. However, volatility has waned over the past several years, resulting in lower-trending all-in fuel margins since 2022. Volatility was especially absent from the market in 2025, with annual high and low prices residing within a 50-cent range, versus 72 cents in 2024 and $1.07 in 2023, years which we would characterize as more typical with respect to price volatility. We expect all-in margins to remain within a 30-32 cent range in 2026, the high end of which would result from higher volatility than we saw in 2025.

Importantly, despite this lack of volatility, retail fuel margins remained flat in 2025 at robust levels of 28.1 cents per gallon, supporting our view that the industry requires higher margins over time. With an advantaged cost structure and everyday low-price (EDLP) value proposition, Murphy USA remains well positioned to compete over the long-term during periods of margin headwinds and win when market conditions normalize or turn more favorable.

WITH AN ADVANTAGED COST STRUCTURE AND EDLP VALUE PROPOSITION, MURPHY USA REMAINS WELL POSITIONED TO COMPETE

Total Fuel Contribution

(in millions)


PRODUCT SUPPLY AND WHOLESALE + RINS
RETAIL
$1,144
193
951
$1,630
225
1,405
$1,508
184
1,324
$1,470
113
1,357
$1,489
124
1,364
2021
2022
2023
2024
2025

** Totals may not add up due to rounding*

Note: 2021 only includes 11 months of QuickChek business

Total Fuel Margin

(cents per gallon)*


PRODUCT SUPPLY AND WHOLESALE + RINS
RETAIL
26.3
4.4
21.9
34.3
4.7
29.6
31.4
3.8
27.6
30.5
2.4
28.1
30.7
2.6
28.1
2021
2022
2023
2024
2025

*Cents per gallon based on retail volumes, before corporate overhead



MURPHY USA
1
2
3
EMERGENCY FUEL SHUT-OFF
MURPHY USA

FOOD
DRINK
COFFEE
MADE FRESH FOR YOU
BREWED FRESH GUARANTEED
VANILLA CARAMEL
ICE

5.

STRATEGY | **INVEST FOR THE LONG TERM**

Annual Capital Expenditures
(in millions)



- CORPORATE AND OTHER ASSETS
- MAINTENANCE
- GROWTH

We allocate capital like we are owners, building more stores for future growth and buying back more shares of the company each year.

Our growth pipeline remains strong, and we are very pleased with the performance of of our new stores, which are delivering results slightly ahead of our modeled projections. While total capital expenditures declined in 2025, we have prioritized new store development over the past two years, spending $351 million on marketing retail growth, which includes both new stores and raze and rebuilds. The higher level of capital spend the past two years will provide a stable and sustainable platform to deliver more high-quality new stores going forward.

Historically, a balanced capital allocation strategy featuring the core pillars of organic growth and share repurchase has delivered exceptional total shareholder returns. Our free cash flow profile provides significant investment opportunities that will help drive growth and share repurchase, paving the way for future long-term value creation.

Earnings Per Share
Income from Continuing Operations—Diluted



Total Shares Outstanding
Fiscal Year End Since Spinoff
(in millions)



Note: 2021 only includes 11 months of QuickChek business



MURPHY USA

At Murphy USA, we know our principles cultivate a culture of being Big-Hearted, Empowered, and United. These characteristics drive our Giving Strategy of (1) Hometown Giving & Quality of Life, (2) Youth Causes & Education, (3) Healthcare Accessibility, and (4) Food Insecurity. Our Giving Strategy reflects our "We Are Murphy USA" brand in a way that represents who we are today and the legacy we hope to leave in the future.

FUELING COMMUNITIES & EMPOWERING FUTURES

1 HOMETOWN GIVING AND QUALITY OF LIFE



$55K	MAD & SAAC Summer Musical Sponsorships
74%	Of Active Board Members Serve On Local Boards
More than $223K	Awarded Through The Murphy Employees Disaster Relief Foundation
$1M	Total United Way Donations through Employee Pledges, Charitable Foundation, and Company Match

2 YOUTH CAUSES AND EDUCATION



$500K	SAU Student Athlete Success Center
$250K	SMU Dean's Board Room Campaign
$12.5K	El Dorado Education Foundation
More than $24K	Corporate Sponsorship For Local Schools

3 HEALTHCARE ACCESSIBILITY



$40K	To Fight Cancer Through Free Mammograms, Financial Grants For Cancer Treatments, and Research
$15.6K	Fueling The Cure Mammogram Campaign
More than $40K	Committed To Help Those With Disabilities Through Alternatives, Inc.
$29K	South Arkansas Regional Hospital

4 FOOD INSECURITY



$21K	To Organizations Working To Combat Hunger
90 Hrs	Volunteered Harvesting Produce At America's Grow-A-Row



BOYS & GIRLS CLUBS OF AMERICA
GREAT FUTURES
FUELED HERE
MURPHY USA

More Than **$3.4M**
Raised In 2025 For Boys & Girls Clubs Of America Across The Country

More Than **$14.6M**
Donated Since Our BGCA Partnership Began In 2020



GIFT MATCHING

OUR EMPLOYEES ARE BIG-HEARTED | **$902,554** 2025 Gift Matching Total

SUSTAINABLE GROWTH UNDERPINNED BY FIVE ESG PILLARS

AFFORDABLE
Serve customers with everyday low prices for the fuels, merchandise and food and beverage products they need

RESPONSIBLE
Build trust with consumers, regulators and partners by exceeding expectations in data protection, age verification, and safety

ENGAGED
Empower our people through an inclusive and diverse culture, competitive total rewards programs, and fulfilling career opportunities

COMMITTED
Invest our resources to strengthen the communities we serve and their environment

ALIGNED
Ensure our credibility with investors through strong business ethics, good corporate governance and effective capital allocation





Notice of 2026 Annual Meeting of
Stockholders and Proxy Statement

YOUR VOTE IS IMPORTANT

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DEAR STOCKHOLDER:

The Board of Directors and management cordially invite you to attend Murphy USA's Annual Meeting of Stockholders to be held at 8:00 a.m., Central Time, on Thursday, May 7, 2026 at Murphy USA's corporate headquarters, 200 East Peach Street, El Dorado, Arkansas 71730. The formal notice of the Annual Meeting of Stockholders and Proxy Statement follow.

Whether or not you attend the Annual Meeting, it is important that your shares are represented and voted before or at the meeting. Therefore, we urge you to vote promptly and submit your proxy via the internet, by phone, or by signing, dating, and returning the enclosed proxy card. If you attend the Annual Meeting, you can vote in person, even if you have previously submitted your proxy.

ON BEHALF OF THE BOARD OF DIRECTORS, WE WOULD LIKE TO EXPRESS OUR APPRECIATION FOR YOUR INVESTMENT IN MURPHY USA.

Sincerely,

R. Madison Murphy

R. Madison Murphy
Chairman of the Board of Directors
Murphy USA Inc.
March 26, 2026

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NOTICE OF ANNUAL MEETING

DATE AND TIME	LOCATION	RECORD DATE
Thursday, May 7, 2026 8:00 a.m. Central Time	**Murphy USA Headquarters** **200 East Peach Street** **El Dorado, Arkansas 71730**	**Record Date** The close of business March 9, 2026

The Annual Meeting of Stockholders of Murphy USA Inc. (the "Company") will be held at Murphy USA's corporate headquarters, 200 East Peach Street, El Dorado, Arkansas 71730, on Thursday, May 7, 2026, at 8:00 a.m., Central Time, for the following purposes:

1. Election of four Class I directors whose current terms expire on the date of the 2026 Annual Meeting;

2. Ratification of the action of the Audit Committee of the Board of Directors in appointing KPMG LLP as the Company's independent registered public accounting firm for fiscal 2026;

3. Approval of executive compensation on an advisory, non-binding basis;

4. Amend the Certificate of Incorporation to phase-out the classification of the Board of Directors and provide for the annual election of directors;

5. Amend the Certificate of Incorporation to enable adoption of stockholders' right to call special meetings of stockholders;

6. If properly presented at the 2026 Annual Meeting, one stockholder proposal; and

7. Such other business as may properly come before the meeting by or at the direction of the Board of Directors.

Only stockholders of record at the close of business on March 9, 2026, the record date fixed by the Board of Directors of the Company, will be entitled to notice of and to vote at the meeting.

Cast Your Vote Right Away

It is very important that you vote. Please cast your vote right away on all of the proposals listed above to ensure that your shares are represented. For specific instructions on how to vote your shares, please refer to the instructions on the Notice of Internet Availability of Proxy Materials ("Notice") you received in the mail or, if you requested to receive printed proxy materials, on your enclosed proxy card or voting instruction form.

Notice and Access

> **Important Notice Regarding the Availability of Proxy Materials for the 2026 Annual Stockholder Meeting To Be Held on May 7, 2026:**
>
> This Notice of the 2026 Annual Meeting, the 2026 Proxy Statement and *the 2025 Annual Report on Form 10-K* are available, free of charge, at *www.proxyvote.com*.

We will be furnishing proxy materials over the internet to a number of our stockholders under the U.S. Securities and Exchange Commission's ("SEC") notice and access rules. Many of our stockholders will receive the Notice in the mail instead of a paper copy of this Proxy Statement, a proxy card or voting instruction card and our 2025 Annual Report. We believe that this process will reduce the environmental impact of our Annual Meeting as well as reduce the costs of printing and distributing our proxy materials. The Notice will instruct you as to how you may access and review all of the proxy materials on the internet.

All stockholders who do not receive the Notice will receive a paper copy of the proxy materials and our 2025 Annual Report by mail, unless they have previously elected to receive proxy materials by email. We remind stockholders who receive the Notice that the Notice is not itself a proxy card and should not be returned with voting instructions. The Notice only presents an overview of the more complete proxy materials. Stockholders should review the proxy materials before voting.

The Notice contains instructions on how to access our proxy materials and vote over the internet at *www.proxyvote.com* and how stockholders may receive a paper copy of our proxy materials, including this Proxy Statement, a proxy card or voting instruction card and our 2025 Annual Report. At *www.proxyvote.com*, stockholders may also request to receive future proxy materials in printed form by mail or electronically by email.

By the Order of the Board of Directors.



Gregory L. Smith
Vice President, General Counsel
and Corporate Secretary

El Dorado, Arkansas
March 26, 2026

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TABLE OF CONTENTS

This Proxy Statement is issued by Murphy USA Inc. in connection with the 2026 Annual Meeting of Stockholders scheduled for May 7, 2026.
This Proxy Statement and accompanying proxy card are first being made available to stockholders on or about March 26, 2026.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Solicitation

The solicitation of the enclosed proxy is made on behalf of the Board of Directors of Murphy USA Inc. (the "Board") for use at the Annual Meeting of Stockholders to be held on May 7, 2026, and Murphy USA will bear the cost of this solicitation of proxies. It is expected that the Notice will be mailed to stockholders beginning on or about March 26, 2026.

The complete mailing address of the Company's principal executive office is 200 East Peach Street, El Dorado, Arkansas 71730.

References in this Proxy Statement to "we," "us," "our," "the Company" and "Murphy USA" refer to Murphy USA Inc. and its consolidated subsidiaries.

Quorum and Voting Procedures

Quorum Requirement

A quorum of stockholders is necessary to hold a valid meeting. The presence, in person or by proxy, of the holders of a majority of the total voting power of all outstanding shares of the Company's stock entitled to vote at a meeting of stockholders shall constitute a quorum. Abstentions and "broker non-votes" are counted as present for establishing a quorum. A "broker non-vote" occurs on a proposal when brokers or nominees who do not have discretionary power to vote on a non-routine matter have not been given voting instructions on a non-routine matter by the beneficial owners or persons entitled to vote.

How to attend the Annual Meeting and how to vote

If you are a stockholder of record or a participant in a Company Plan, you can vote your shares via the internet or by telephone 24 hours a day by following the instructions on your proxy card or in the Notice. The website address for internet voting, and the telephone number for telephone voting, are indicated on your proxy card or in the Notice. If you are a beneficial owner, or if you hold your shares in "street name" (that is, through a bank, broker or other nominee), please check your voting instruction form or contact your bank, broker or nominee to determine whether you will be able to vote via the internet or by telephone.

If you requested printed proxy materials and choose to vote by mail, you must complete, sign, date and return your proxy card in the postage-paid envelope provided if you are a stockholder of record, or your voting instruction form if you hold your shares in "street name." Please promptly mail your proxy card

or voting instruction form to ensure that it is received prior to the Annual Meeting.

To vote during the Annual Meeting, you must be in attendance. You must bring a valid government-issued picture identification in order to attend the Annual Meeting. Those in attendance will also have an opportunity to ask questions during the Annual Meeting. Even if you plan to participate in the Annual Meeting, we recommend that you vote by proxy as described above prior to the Annual Meeting, so that your vote will be counted if you later decide not to participate in the Annual Meeting. If you hold your shares through a bank, broker or other nominee, you must also bring a copy of a statement reflecting your stock ownership as of the record date in order to attend the Annual Meeting. You must also obtain a legal proxy from your bank, broker or other nominee and present it to the inspector of elections with your ballot to be able to vote at the Annual Meeting.

Vote Necessary to Approve Proposals

General

Votes cast by proxy or in person at the meeting will be counted by the persons appointed by the Company to act as Inspectors of Election for the Annual Meeting.

Your proxy will be voted at the meeting, unless you (i) revoke it at any time before the vote by filing a revocation with the Corporate Secretary of the Company, (ii) duly execute a proxy card bearing a later date, (iii) submit a later proxy by telephone or internet, or (iv) appear at the meeting and vote in person. If you elect to vote your proxy by telephone or internet before the meeting as described in the telephone/internet voting instructions on your proxy card, the Company will vote your shares as you direct. Your telephone/internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned your proxy card.

If you are a stockholder of record and sign, date and return your proxy card but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board.

The Board recommends that you vote:

- FOR all the director nominees (Proposal 1),
- FOR the approval of the Audit Committee in appointing KPMG LLP as the Company's

independent registered public accounting firm for fiscal 2026 (Proposal 2),

- FOR the approval of the compensation of the Named Executive Officers, as disclosed in this Proxy Statement (on an advisory, non-binding basis) (Proposal 3),

- FOR the management proposal to amend the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") to phase-out the classification of the Board of Directors and provide for the annual election of directors (Proposal 4),

- FOR the management proposal to amend the Certificate of Incorporation to enable adoption of stockholders' right to call special meetings of stockholders (Proposal 5), and

- AGAINST the stockholder proposal - give shareholders the ability to call for a special shareholder meeting (Proposal 6).

Shares represented by properly executed proxies that do not specify voting instructions will be voted in accordance with the Board's recommendations.

Proposal 1 – Election of Four Class I Directors Whose Current Terms Expire on the Date of the 2026 Annual Meeting

The Class I directors nominated in Proposal 1 shall be elected by a majority of the votes cast at the Annual Meeting so long as a quorum is present and the election is not contested. You may vote "for," "against" or "abstain" on each director. Abstentions and "broker non-votes" shall have no effect on the outcome of this proposal. See "Director Nominees" within Proposal 1 for additional information concerning Murphy USA's mandatory resignation policy in the event an incumbent director nominee fails to receive a majority of votes cast in an uncontested election.

Proposals 2, 3 and 6

For Proposals 2, 3 and 6, the affirmative vote of a majority of the shares of our capital stock present or represented by proxy at the Annual Meeting and entitled to vote on the subject matter is required for approval. You may vote "for," "against" or "abstain" on these matters. If you vote to "abstain," it will have the same effect as a vote "against" for these proposals. "Broker non-votes" shall have no effect on the outcome of Proposals 2, 3 and 6.

Proposals 4 and 5

For Proposals 4 and 5, the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of the Company entitled to vote is required for approval. If you vote to "abstain," it will have the same effect as a vote "against" for these proposals. "Broker non-votes" shall have the same effect as a vote "against" for these proposals.

Broker Voting

If your shares are held in the name of a bank, broker or other holder of record (a "nominee"), you will receive instructions from the nominee that you must follow in order for your shares to be voted. Certain of these institutions offer telephone and internet voting. Under current New York Stock Exchange ("NYSE") rules, the proposal to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the current fiscal year (Proposal 2) should be considered a routine matter, and your broker is permitted to vote your shares without your instruction only on this proposal.

Voting Securities

On March 9, 2026, the record date for the meeting, the Company had 18,500,160 shares of common stock outstanding, all of one class and each share having one vote with respect to all matters to be voted on at the meeting. Information as to common stock ownership of certain beneficial owners and management is set forth in the tables under "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Directors and Management" included on pages 21 and 22 of this Proxy Statement.

PROPOSAL 1 | ELECTION OF FOUR CLASS I DIRECTORS WHOSE CURRENT TERMS EXPIRE ON THE DATE OF THE 2026 ANNUAL MEETING

The Board recognizes that it is important for the Company's directors to possess a diverse array of backgrounds and skills, whether in terms of executive management leadership, public company experience or educational achievement. When considering new candidates, the Nominating and Governance Committee, with input from the Board, will seek to ensure the Board reflects a range of talents, ages, skills, diversity and expertise, particularly in the areas of accounting and finance, management, government/regulation, leadership and convenience store and other retail-related industries, sufficient to provide sound and prudent guidance with respect to our operations and interests. In addition, although it does not have a separate policy with respect to diversity, the Nominating and Governance Committee considers the issue of diversity among the factors used to identify nominees for directors and is committed to seeking out a representative pool of candidates for each board opening. The goal is to assemble and maintain a Board comprised of individuals that not only possess a high level of business acumen, but who also demonstrate a commitment to the Company's Code of Business Conduct and Ethics in carrying out the Board's responsibilities with respect to oversight of the Company's operations.

To the extent authorized by the proxies, the shares represented by the proxies will be voted in favor of the election of the four nominees for director whose names are set forth below. If for any reason any of these nominees is not a candidate when the election occurs, the shares represented by the proxies will be voted for the election of the other nominees named and may be voted for any substituted nominees or the Board size may be reduced.

All directors, other than Mr. Clyde (our former President and Chief Executive Officer) and Ms. West, Mr. Clyde's successor in that role, were determined to be independent by the Board based on the rules of the NYSE and the standards of independence included in the Company's Corporate Governance Guidelines. As part of its independence recommendation to the Board, the Nominating and Governance Committee at its February meeting considered familial relationships of certain directors (Mr. Murphy and Mr. Deming are first cousins).

Mr. Murphy became the Non-Executive Chairman of the Board in connection with the spin-off of the Company from Murphy Oil Corporation (the "Spin-Off"), which was completed on August 30, 2013. As an independent chairman, he leads our regularly scheduled meetings of independent directors in executive session, held outside the presence of Company management. These meetings occur at a minimum of three Board meetings each year.

Stockholders and other interested parties may send communications to the Board, specified individual directors and the independent directors as a group c/o the Corporate Secretary, Murphy USA Inc., 200 East Peach Street, El Dorado, Arkansas 71730. Communications will be kept confidential and forwarded to the specified director(s). Items that are unrelated to a director's duties and responsibilities as a Board member, such as junk mail, may be excluded by the Corporate Secretary. The names and relevant detail of the nominees are listed below.

Director Nominees

Our Board is currently divided into three classes serving staggered three-year terms. Messrs. Deming, Taylor, Kulp and Ms. Phillips, who are Class I directors, have been nominated for re-election at this Annual Meeting of Stockholders. Class II and Class III directors will serve until our annual meetings of stockholders in 2027 and 2028, respectively. At each annual meeting of stockholders, directors will be elected for three-year terms to succeed the class of directors whose terms have expired. If the proposed amendments in Proposal 4 are approved by our stockholders, Article 6(C), (D) and (E) of our Certificate of Incorporation would be amended to provide that directors previously elected by our stockholders to three-year terms of office, including those directors elected at this Annual Meeting of Stockholders, would complete their three-year terms. Thereafter, they or their successors would be elected to one-year terms at each future annual meeting of stockholders. Beginning at our 2029 Annual Meeting of Stockholders, the declassification of the Board would be complete, and all directors would be elected at each annual meeting of stockholders to one-year terms.

This section details the name, age, class, qualifications and committee memberships of our directors as of the 2026 Annual Meeting of Stockholders.

Pursuant to our Bylaws, in an uncontested election of directors for which a quorum is present, should any incumbent director nominee fail to receive a majority of the votes cast, such director shall promptly tender a resignation to the Board. The resignation will be effective only upon the acceptance by the Board, and the Nominating and Governance Committee will

promptly consider the tendered resignation and make a recommendation to the Board on whether to accept or reject the resignation. The Board must act on the recommendation of the Nominating and Governance Committee within ninety (90) days following certification of the stockholder vote.

The following Class I directors are nominated for re-election at this Annual Meeting of Stockholders.



CLAIBORNE P. DEMING

Age: 71

Director since: August 2013

Board Committees:

Executive Compensation Committee (Chair)
Executive Committee

Chairman of the Board of Murphy Oil (a NYSE-listed oil and natural gas exploration and production company) since 2012; President and Chief Executive Officer of Murphy Oil from October 1994 through December 2008

Skills and Experience: Mr. Deming brings over 40 years of experience in the oil and gas industry to the Board. While CEO of Murphy Oil, Mr. Deming established the initial relationship with Walmart Inc. that underpins the Murphy USA brand. In addition to his executive leadership experience, Mr. Deming has served on the boards of two other public companies in the energy sector, chairing one of these boards since 2012. He is the former chair of an advisory committee to the Secretary of Energy. Mr. Deming has served in an advisory role with private firms providing strategic and financial advice to investors, management teams, boards of directors, governmental bodies, and other professionals and participants in the global energy industry. Mr. Deming is also a licensed attorney and has served on numerous private and state boards. His deep understanding of the energy sector and strategy strengthens the Board's collective knowledge.



HON. JEANNE L. PHILLIPS

Age: 72

Director since: November 2018

Board Committees:

Audit Committee
Nominating and Governance Committee

Senior Counsel for Hunt Consolidated, Inc. (one of the largest privately-held family of companies in the U.S. involved in oil and gas exploration and production, real estate, and investment management) since 2023; founder and President of JLP Global Strategies (a consulting firm advising family offices in the areas of strategy, media relations, corporate governance, public policy and crisis management) since 2024; 20-year career with Hunt Consolidated, Inc., including serving as Senior Vice President, Corporate Engagement and International Relations and President of Hunt Global Partnerships, Inc. (Hunt Oil Company's corporate social responsibility program); U.S. Permanent Representative to the Organization for Economic Cooperation and Development (OECD) with rank of U.S. Ambassador in Paris from 2001 to 2003

Skills and Experience: The Honorable Ms. Jeanne Phillips brings unique experience to the Board in the areas of governmental affairs and public policy after having served in varying capacities at the state, national, and international levels. She also brings more than three decades of distinguished nonprofit board experience and has been honored on numerous occasions for her civic involvement. In addition, as an executive with a large, privately-held energy company, she has extensive experience in the areas of corporate governance, corporate leadership, corporate communications, crisis management, and sustainability which bolsters the Board's ability to react to an ever-changing business environment.



JACK T. TAYLOR
Age: 74
Director since: August 2013
Board Committees:
Audit Committee (Chair)
Executive Committee
Executive Compensation Committee

Director of Genesis Energy LP (a NYSE-listed midstream energy master limited partnership) since 2013 and member of the Audit and Governance, Compensation and Business Development Committees; Director of Sempra (a NYSE-listed Fortune 500 energy services company) since 2013 and member of the Executive, Audit and Compensation and Talent Development Committees; Chief Operating Officer - Americas and Executive Vice Chair of U.S. Operations for KPMG LLP (one of the world's largest audit, tax, and advisory firms) from 2005 to 2010

Skills and Experience: Mr. Taylor, a certified public accountant, has extensive experience with financial and public accounting issues as well as deep knowledge of the energy industry. He was a partner at KPMG LLP for 29 years. As an executive leader, Mr. Taylor was responsible for the execution of global strategy within all KPMG member firms in North and South America, encompassing more than 40,000 employees and $8 billion in revenue. Mr. Taylor sponsored and chaired KPMG's Diversity Advisory Board upon its formation and early development. At KPMG, Mr. Taylor has extensive experience in capital markets activities with involvement in SEC registration statements, mergers and acquisitions, corporate recovery and bankruptcies. He has served on the audit committees of two other publicly traded energy companies for over a decade, currently serving as chair of both of these committees. Mr. Taylor lends considerable expertise to our Board in finance, accounting, and energy matters.



MICHAEL G. KULP
Age: 44
Director since: December 2025
Board Committees:
Audit Committee
Executive Compensation Committee

Founder and CEO of KBP Brands (one of the largest operators of quick serve restaurants in the United States and globally) since 2011; Immediate Past Chair from 2022 to 2024 of Restaurant Supply Chain Solutions, LLC (restaurant purchasing and distribution cooperative)

Skills and Experience: Mr. Kulp brings extensive strategic leadership and operational expertise to the Board, drawing on his experience in senior executive management and large-scale multi-unit operations. Since its founding in 2011, KBP Brands, under his leadership, has completed more than 95 multi-unit acquisitions and grown to operate over 1,100 KFC, Taco Bell, Arby's, and Sonic restaurants across 32 states, employing more than 25,000 people. Mr. Kulp's experience in retail food service operations, combined with a demonstrated ability to scale complex, multi-unit businesses, is complemented by a strong emphasis on financial discipline, talent development, and customer-focused transformation. His leadership perspective and operating experience contribute meaningfully to the Board's view of strategic growth and organizational excellence.

Continuing Directors

The following Class II and Class III directors are not up for re-election at this Annual Meeting of Stockholders. Class II directors will be up for election at our Annual Meeting in 2027 and Class III directors will be up for election at our Annual Meeting in 2028.

Class II Directors (terms expiring at the 2027 Annual Meeting)



DAVID L. GOEBEL
Age: 75
Director since: October 2021
Board Committees:
Audit Committee
Executive Compensation Committee

Director of Jack in the Box Inc. (a NASDAQ-listed operator and franchisor of more than 2,100 restaurants) since 2008 and Chairman of the Board from 2020 to February 2026; Director of Wingstop Inc. (a NASDAQ-listed operator and franchisor of over 3,000 fast casual restaurant locations across the U.S. and internationally) since 2017; Partner and Faculty Member for The ExCo Group, LLC a worldwide firm that provides peer-to-peer mentoring services for CEOs and senior business executives; Chief Executive Officer of Applebee's International, Inc. (a former NASDAQ-listed operator of over 2,000 restaurants across the U.S. and internationally) from 2006 to 2007

Skills and Experience: More than 40 years of experience in retail, food service, and hospitality provides Mr. Goebel with vast knowledge that benefits the Board. Mr. Goebel brings unique knowledge to the Board from his service in capacities as CEO, Board Chair, and director with three well-known, public company restaurant chains, as well as his service on several private company boards, including Quick Chek Corporation prior to its acquisition by the Company in January 2021. His comprehensive experience in food and beverage, supply chain management, risk assessment, risk management, succession planning, executive development, executive compensation, and strategic planning enables him to share valuable insights and perspectives with the Board.



JAMES W. KEYES
Age: 71
Director since: August 2013
Board Committees:
Executive Committee
Executive Compensation Committee

Chairman and Chief Executive Officer of Blockbuster Inc. (a former NYSE-listed provider of home movie and video game rental services) from 2007 to 2011; Chief Executive Officer of 7-Eleven, Inc. (a former NYSE-listed operator and franchisor of convenience stores) from 2000 to 2005; Director of Andretti Acquisition Corp. (a NYSE-listed special purpose acquisition company) between January 2022 and the closing of a business combination transaction with Zapata Computing, Inc. in March 2024; Director of Andretti Acquisition Corp. II (a NASDAQ-listed special purpose acquisition company) since September 2024; Director of LightJump Acquisition Corporation (a NASDAQ-listed special purpose acquisition company) from January 2021 until its acquisition by Moolec Science, Ltd. in December 2022; Chief Executive Officer of Fresh & Easy, LLC (an operator of a chain of grocery stores) from November 2012 to October 2015

Skills and Experience: Mr. Keyes' executive leadership experience includes serving as CEO of two Fortune 500 companies. While leading 7-Eleven, Inc., he spearheaded the introduction of fresh foods, building a nationwide network of commissaries and a distribution system for daily fresh product delivery which resulted in the growth of fresh food sales to over 20% of the product mix. In addition to his executive leadership experience, Mr. Keyes currently serves on one other public company board and has served on the boards of numerous private companies in a variety of industries. Mr. Keyes' industry knowledge and business expertise are invaluable to our Board.



DIANE N. LANDEN
Age: 65
Director since: August 2013
Board Committees:
Nominating and Governance Committee (Chair)
Executive Committee
Executive Compensation Committee

Owner and President of Vantage Communications, Inc. (a private company in investment management, communications and broadcast property ownership) since 1990; Chairman and Executive Vice President of Noalmark Broadcasting Corporation (a private radio and media company) since 2012; Partner at Munoco Company L.C. (a private oil and gas exploration and production company) from 2012 to 2023; Secretary and Director of Loutre Land and Timber Company (a private natural resources company) from 1998 to 2021, and served on its Executive and Nominating Committees

Skills and Experience: With over 30 years of experience in communications and broadcast property ownership and management, Ms. Landen brings a special set of skills to the Board. Ms. Landen has been an owner and served on the boards of private companies involved in oil and gas exploration and production and timber. In addition, she is a managing member or owner of several private investment and real estate management companies. The Board benefits from her asset management experience and unique insights into communications, media, and natural resources industries.



DAVID C. HALEY
Age: 64
Director since: May 2025
Board Committees:
Audit Committee
Nominating and Governance Committee

Private investor and President Emeritus of HBK Capital Management (a private global investment management firm based in Dallas, Texas) from 2022 to present; President of HBK Capital Management from 2007 to 2021, Partner and investor from 1994 to 2007; Past Trustee of the Managed Funds Association (the principal trade association for the hedge fund industry), which he chaired from 2016 to 2017; Member of the Southern Methodist University Board of Trustees (a nationally ranked private university in Dallas, Texas) since 2020, current Chair of the Investment Committee; attorney at Andrews & Kurth LLP, practicing in the corporate securities group from 1986 to 1994

Skills and Experience: Mr. Haley, a licensed attorney who holds a law degree from Southern Methodist University, brings to the Board a broad range of skills and experience in investment management, corporate governance, and legal affairs. His leadership at HBK Capital Management, coupled with his legal background in corporate securities, provides deep expertise in financial markets, risk management, and regulatory compliance. His experience as Chair of the Managed Funds Association and background as a private investor and director of family investment partnerships further enhances his perspective on capital allocation and long-term value creation. The Board benefits from his experience in governance, investment strategy, organizational health and stakeholder engagement.

Class III Directors (terms expiring at the 2028 Annual Meeting)



R. MADISON MURPHY

Age: 68

Director since: August 2013

Board Committees:

Executive Committee (Chair)

Ex-officio of all Committees

Chairman of the Murphy USA Board of Directors since August 2013; Director of Murphy Oil Corporation ("Murphy Oil") (a NYSE-listed oil and natural gas exploration and production company) since 1993, Chairman of Finance Committee as well as Chairman of the Board from 1994 to 2002 and Chief Financial Officer from 1992 to 1994; Managing Member of Murphy Family Holdings, LLC (manages investments, farm, timber and real estate) since 1998; Director of Deltic Timber Corporation (a former NYSE-listed natural resources and timberland company) from 1996 until its merger with Potlatch Corporation in February 2019; Director of BancorpSouth, Inc. (a NYSE-listed financing holding company) from 2000 to 2011; Chairman of the Arkansas State Highway Commission from 2011 to 2013, member from 2003 to 2013; Owner of Presqu'ile Winery (a family-owned winery in the Santa Maria Valley) since 2008; Chair of Hendrix Board of Trustees (a private liberal arts college in Conway, Arkansas) from 2001 to 2011, member since 1995; President of The Murphy Foundation (a private foundation in El Dorado, Arkansas) since 1988

Skills and Experience: Mr. Murphy has been involved in the energy sector for more than 40 years. In addition to his executive leadership in finance, Mr. Murphy has served on the boards of three other public companies in the energy, banking, and natural resources sectors, chairing one of these boards from 1994 to 2002. As an owner and operator of a winery, Mr. Murphy has a robust understanding of alcohol distribution regulations as well as sustainable practices. This understanding further extends to wildlife and habitat conservation in his farming operations which led the U.S. Department of the Interior to grant him a National Wetlands Conservation Award in 2004. His experience in executive and board leadership positions brings to the Board a unique business and financial perspective.



MINDY K. WEST
Age: 57
Director since: January 2026
Board Committees: Executive Committee

President since October 2025 and Chief Executive Officer of Murphy USA since January 2026; Executive Vice President and Chief Operating Officer from February 2024 to December 2025; Past Chief Financial Officer, Executive Vice President and Treasurer of Murphy USA from 2013 to 2024, assuming leadership of the Fuels organization in 2017; Director since 2017 of Simmons First National Corporation (a NASDAQ-listed financial holding company whose principal subsidiary, Simmons Bank, operates more than 220 branches in Arkansas, Kansas, Missouri, Oklahoma, Tennessee, and Texas); Director of Ducks Unlimited Inc. and Wetlands America Trust, where she serves on the Finance and Board Governance Committees; Vice President of the Razorback Foundation, Inc. (a nonprofit supporting the University of Arkansas Athletic Department and student athletes); Board Member of the SHARE Foundation (a public nonprofit focusing on programs and services that further the health and well-being of people in the South Arkansas community)

Skills and Experience: As President and CEO, Ms. West brings over 25 years of industry experience and a profound understanding of the Company's operations and culture, playing a pivotal role in shaping Murphy USA's strategic direction and operational excellence. Ms. West joined Murphy Oil Corporation in 1996, where she held a variety of leadership positions spanning finance, human resources, strategic planning, accounting, and investor relations. Following Murphy Oil Corporation's 2013 Spin-Off of Murphy USA, Ms. West was appointed Executive Vice President, Chief Financial Officer, and Treasurer and in 2017, she assumed leadership over the Fuels organization. Ms. West was elevated to Chief Operating Officer in February 2024, assuming responsibility for additional commercial and operating functions, before being appointed Chief Executive Officer in January 2026. She is also a certified public accountant (inactive) and a certified treasury professional, underscoring her strong financial acumen. Beyond her executive roles at Murphy USA, Ms. West has significant public-company and nonprofit governance experience, including service with a publicly traded financial institution and leadership involvement with several community and charitable organizations. Ms. West's extensive experience, strategic vision, institutional knowledge, and commitment to both corporate and community leadership make her a valuable addition to the Board.



DAVID B. MILLER
Age: 76
Director since: January 2016
Board Committees:
Executive Compensation Committee
Nominating and Governance Committee

Co-Founder and Partner of EnCap Investments L.P. ("EnCap") (a leading provider of growth capital to independent energy companies) since 1988; President of PMC Reserve Acquisition Company (a partnership jointly owned by EnCap and Pitts Energy Group) from 1988 to 1996; Co-Chief Executive Officer and Co-Founder of MAZE Exploration Inc. (a Denver-based oil and gas company) from 1981 to 1988; Chair of Southern Methodist University Board of Trustees (a nationally ranked private university in Dallas, Texas), member since 2008

Skills and Experience: Having started his professional career in the banking industry, Mr. Miller provides considerable expertise to the Board in the areas of banking and finance. His executive leadership experience includes serving as the Managing Partner of a private equity firm that he co-founded. In that capacity, Mr. Miller directly engaged with institutional investors on ESG practices in the energy industry, including numerous large pension funds and university endowments. In addition to having served on the boards of four other publicly traded companies in the energy sector, Mr. Miller has served on the boards of numerous private oil and gas exploration and production companies. He is also a member of the National Petroleum Council, an advisory committee to the Secretary of Energy. Mr. Miller's broad energy industry knowledge and his leadership experience and expertise in business valuation, capital structure and strategic relationships complement the collective strength and leadership of our Board.



ROSEMARY L. TURNER
Age: 64
Director since: October 2021
Board Committees:
Audit Committee
Nominating and
Governance Committee

Director of TFI International (a NYSE-listed North American leader in the transportation and logistics industry) since 2020; Senior Advisor to Duration Capital Partners, a dedicated infrastructure investment firm with a value-add approach to partnering with transportation businesses in North America since 2024; Director of San Francisco Federal Reserve Board, which she formerly Chaired in 2021; Director of SCAN Health Plan (one of the largest Medicare Advantage plans in the nation with revenues of over $4 billion) since 2021; Director of The Bouqs Company (a leading online floral retailer that delivers fresh flowers from eco-friendly, sustainable farms) since 2020; Director of Core-Mark Holding Company, Inc. (a former NASDAQ-listed convenience store wholesale distributor) from May 2021 until its acquisition by Performance Food Group, Inc. in September 2021; 40-year career with United Parcel Service, Inc. ("UPS") (a NYSE-listed multinational shipping and receiving and supply chain management company) retiring as President of Northern California in 2019; Director of the Philadelphia Federal Reserve Board from 2010 to 2013; Senior Advisor to Oaktree Infrastructure Fund (an infrastructure core fund managed by Oaktree Capital Management) from 2020 to 2024

Skills and Experience: Ms. Turner has an impressive history in the logistics and distribution industry. In her distinguished executive career, she served as president of various UPS divisions for 22 years, applying her strengths in business development, relationship management and operational stewardship. At UPS, Ms. Turner was responsible for the largest East and West territories with an average of 25k employees and revenues in excess of $2 billion. Ms. Turner has also served as director of two other publicly traded companies that are leaders in the logistics and distribution industry. Through her experience with the Philadelphia Federal Reserve Board and the San Francisco Federal Reserve Board which she chaired in 2021, Ms. Turner has an excellent understanding of the macroeconomy state of marketing and consumers, and evolving payment systems. Our Board benefits from her deep experience in supply chain and logistics and finance.

DIRECTOR SKILLS AND EXPERIENCE

	Murphy	West	Deming	Goebel	Haley	Keyes	Kulp	Landen	Miller	Phillips	Taylor	Turner
Current or Former Public Company CEO		★	★	★		★						
Other Public Company Board Experience (Current or Former)	★	★	★	★		★			★		★	★
Finance / Accounting / Financial Reporting	★	★			★				★		★	★
Human Capital Management			★	★	★		★			★		
Public Policy / Government Affairs	★		★		★				★	★		
Supply Chain Distribution / Logistics		★		★			★					★
Capital Markets / Asset Management / Banking	★	★	★		★	★	★	★	★			★
Consumer Products / Retail		★		★		★	★					
Media and Communication / Crisis Management							★	★		★		
Energy Sector	★	★	★			★		★	★	★	★	

BOARD DEMOGRAPHICS



TENURE

- 0-4 YEARS
- 5-10 YEARS
- > 10 YEARS

7.58 YEARS
Average Tenure

AGE

- < 61 YEARS
- 61-65 YEARS
- ≥ 66 YEARS

67.3 YEARS
Average Age

GENDER

- WOMEN
- MEN

33%
Of Directors Are Women

DIVERSITY

- MINORITY
- OTHER

8%
Of Directors Are Racially/Ethnically Diverse

Board Leadership Structure

The positions of Chairman of the Board and Chief Executive Officer of Murphy USA are currently held by two individuals. Mr. Murphy serves as our Chairman of the Board as a non-executive and independent director. Ms. West serves as our President & Chief Executive Officer, and also serves as a director. Along with Mr. Murphy and Ms. West, other directors bring different perspectives and roles to the Company's management, oversight and strategic development. The Company's directors bring experience and expertise from both inside and outside the Company and industry, while the President & Chief Executive Officer is most familiar with the Company's business and industry, most involved in the Company's day-to-day operations and most capable of leading the execution of the Company's strategy. The Board believes that having separate roles of Chairman and President & Chief Executive Officer is in the best interest of stockholders at this time because it facilitates independent oversight of management.

Environmental, Social and Governance (ESG)

The Nominating and Governance Committee is responsible for reviewing the Company's strategy,

initiatives, policies and practices on ESG matters, including climate-related matters, that are significant to the Company, as well as the Company's reporting of its ESG performance.

Our ESG strategy is overseen by the ESG Steering Committee, a group comprised of our CEO, Executive Vice Presidents and Senior Vice Presidents. This ESG strategy is implemented at a functional level by an ESG working group, which is comprised of cross-functional subject matter experts from across the business.

As part of our commitment to ESG, we are also focused on transparently reporting on our progress. In 2025, we published our fourth Environmental, Social and Governance Summary that considered internationally recognized standards and frameworks, such as the Value Reporting Foundation's Sustainability Accounting Standards Board (SASB) standards. This summary represents our continued commitment to report on the sustainability of our business strategy and other important ESG topics. We will also continue to annually disclose our EEO-1 report on our website.

For more information about our ESG program please visit our website. *https://ir.corporate.murphyusa.com*[1]



ESG MISSION STATEMENT

Guided by our Principles of Integrity, Respect, Citizenship, and Spirit:

We are committed to the greater good for our environment, communities, employees, company, customers, suppliers, and other stakeholders

We embrace diversity as an essential component of the way we do business

We are ethical and transparent corporate citizens

The pillars below highlight our approach to ESG.

AFFORDABLE
Serve customers with everyday low prices for the fuels, merchandise and food and beverage products they need

RESPONSIBLE
Build trust with consumers, regulators and partners by exceeding expectations in areas including data protection, age verification, and safety

ENGAGED
Empower our people through an inclusive and diverse culture, competitive total rewards programs, and fulfilling career opportunities

COMMITTED
Invest our resources to strengthen the communities we serve and their environment

ALIGNED
Ensure our credibility with investors through strong business ethics, good corporate governance and effective capital allocation

(1) Web addresses to our website throughout this document are provided for convenience only. Nothing on our website, including our impact report or our ESG Summary, shall be deemed part of, or incorporated by reference into, this Proxy Statement. Some of these statements and reports contain cautionary statements regarding forward-looking information that should be carefully considered. Our statements and our reports about our objectives may include statistics or metrics that are estimates, make assumptions based on developing standards that may change, and provide aspirational goals that are not intended to be promises or guarantees. Inclusion of metrics or other information in such reports is not intended to imply that such information is material to the Company. The statements and reports may also change at any time and we undertake no obligation to update them, except as required by law.

Risk Management

Our Company's management is responsible for the day-to-day management of risks to the Company. The Board has broad oversight responsibility for our risk management programs.

The Board exercises risk management oversight and control both directly and indirectly, the latter through various board committees as discussed below. The Board regularly reviews information regarding the Company's credit, liquidity and operations, including the risks associated with each. The Executive Compensation Committee is responsible for overseeing the management of risks relating to the Company's executive compensation plans and arrangements. The Audit Committee is responsible for oversight of financial and cybersecurity risks and the ethical conduct of the Company's business,

including the steps the Company has taken to monitor and mitigate these risks. The Nominating and Governance Committee, in its role of reviewing and maintaining the Company's Corporate Governance Guidelines, manages risks associated with the independence of the Board and potential conflicts of interest, along with the Company's ESG process and governance. While each committee is responsible for evaluating certain risks and overseeing the management of these risks, the entire Board is regularly informed through committee reports and by the President & Chief Executive Officer about the known risks to the strategy and the business. The Board of Directors does not believe that its role in risk-oversight has been affected by having separate roles of Chairman and President & Chief Executive Officer.

Committees

Our Board has established several standing committees in connection with the discharge of its responsibilities. The following table presents the standing committees of the Board and the current membership of the committees and the number of times each committee met in 2025.

NOMINEE / DIRECTOR	AUDIT	EXECUTIVE	EXECUTIVE COMPENSATION	NOMINATING AND GOVERNANCE
R. Madison Murphy	X[2]	X[1]	X[2]	X[2]
R. Andrew Clyde		X[3]		
Mindy K. West		X[4]		
Claiborne P. Deming		X	X[1]	
David L. Goebel	X		X	
David C. Haley	X[5]			X[5]
James W. Keyes		X	X	
Michael G. Kulp	X[6]		X[6]	
Diane N. Landen		X[7]	X	X[1]
David B. Miller			X	X
Hon. Jeanne L. Phillips	X			X
Jack T. Taylor	X[1]	X[8]	X	
Rosemary L. Turner	X			X
Number of meetings in 2025	7	3	4	3

(1) Committee Chair
(2) Ex-Officio
(3) On December 31, 2025, Mr. Clyde retired from the Board and his position on the Board's Executive Committee.
(4) Appointed by the Board on December 10, 2025, effective January 1, 2026.
(5) Appointed by the Board on May 1, 2025.
(6) Appointed by the Board on December 10, 2025.
(7) Appointed by the Board on August 14, 2025.
(8) Appointed by the Board on October 23, 2025.

Audit Committee – The Audit Committee has the sole authority to appoint or replace the Company's independent registered public accounting firm, which reports directly to the Audit Committee. The Audit Committee also assists the Board with its oversight of the integrity of the Company's financial statements, the independent registered public accounting firm's qualifications, independence and performance, the performance of the Company's internal audit function, the compliance by the Company with legal and regulatory requirements, the management of major financial risk and the review of programs related to compliance with the Company's Code of Business Conduct and Ethics. Additionally, the Audit Committee reviews cybersecurity risks through regular updates from management, and it monitors the status of ongoing projects to strengthen existing controls and mitigate the risk of cybersecurity incidents. The Audit Committee meets with representatives of the independent registered public accounting firm and with members of Internal Audit for these purposes. The Board has designated Messrs. Taylor and Murphy as its Audit Committee Financial Experts as defined in Item 407 of Regulation S-K. All of the members of the Audit Committee are independent under the rules of the NYSE and the Company's independence standards. For more information about Audit Committee procedures see pages 24-25.

Executive Committee – The Executive Committee is vested with the authority to exercise certain functions of the Board when the Board is not in session. The Executive Committee is also in charge of all general administrative affairs of the Company, subject to any limitations prescribed by the Board.

Executive Compensation Committee – The Executive Compensation Committee oversees the compensation of the Company's executives and directors and administers the Company's annual incentive compensation plan, its equity incentive compensation plans and its compensation clawback policies.

The Executive Compensation Committee consists entirely of independent directors, each of whom meets the NYSE listing independence standards and the Company's independence standards. See "Compensation Discussion and Analysis" for additional information about the Executive Compensation Committee. In carrying out its duties, the Executive Compensation Committee has direct access to outside advisors, independent compensation consultants and others to assist them.

Nominating and Governance Committee – The Nominating and Governance Committee identifies and recommends potential director candidates, makes annual independence recommendations as to each director, recommends appointments to Board committees, oversees the self-evaluation process of the Board's performance and reviews and assesses the Corporate Governance Guidelines of the Company. Information regarding the process for evaluating and selecting potential director candidates, including those recommended by stockholders, is set out in the Company's Corporate Governance Guidelines.

Stockholders desiring to recommend director candidates for consideration by the Nominating and Governance Committee will be able to address their recommendations to: Nominating and Governance Committee of the Board of Directors, c/o Corporate Secretary, Murphy USA Inc., 200 East Peach Street, P.O. Box 7300, El Dorado, Arkansas 71731-7300. As a matter of policy, director candidates recommended by stockholders will be evaluated on the same basis as candidates recommended by the directors, executive search firms or other sources. The Corporate Governance Guidelines also provide a mechanism by which stockholders may send communications to directors.

The Nominating and Governance Committee consists entirely of independent directors, each of whom meets the NYSE listing independence standards and the Company's independence standards. This committee coordinates with the Chairperson for each other Board committee to discuss and identify succession planning issues and makes recommendations to the full Board as needed. The Nominating and Governance Committee is also responsible for reviewing the Company's strategy, initiatives, policies and practices on ESG matters, including climate-related matters, that are significant to the Company, as well as the Company's reporting of its ESG performance.

Charters for the Audit, Executive, Executive Compensation and Nominating and Governance Committees, along with the Corporate Governance Guidelines and the Code of Business Conduct and Ethics, are available on the Company's website at *https://ir.corporate.murphyusa.com*.

Meetings and Attendance

During fiscal year 2025, there were five meetings of the Board. All nominees' attendance exceeded 75% of the total number of meetings of the Board and committees on which they served. Pursuant to the Company's Corporate Governance Guidelines, non-employee directors, all of whom are independent, must meet in executive session, without management, in conjunction with at least three regularly scheduled Board meetings per year, and did so in 2025. Mr. Murphy, in his role as Chairman of the Board, presided at these executive sessions. Also, as set forth in the Company's Corporate Governance Guidelines, all Board members are expected to attend the Annual Meeting of Stockholders.

Compensation of Directors

Directors who are employees of Murphy USA do not receive compensation for their services on the Board. Our Board determines annual retainers and other compensation for non-employee directors. The primary elements of our non-employee director compensation program include a combination of cash and equity. In 2025, the cash component consisted of an annual retainer for each non-employee director in the amount of $105,000, plus an additional annual retainer for each chair as follows:

- Chairman of the Board: $195,000

- Audit Committee Chair: $25,000

- Executive Compensation Committee Chair: $20,000

- Nominating & Governance Committee Chair: $17,500

All elements of cash components are paid in quarterly installments. The Company also reimburses directors for travel, lodging and other related expenses they incur in attending Board and Committee meetings.

In addition to the cash component, the non-employee directors receive an annual grant of time-based restricted stock units ("RSUs") which, beginning with grants made in 2025, cliff vest after one year. Each non-employee director who was providing services on the Board as of February 13, 2025, received a restricted stock unit grant with a target value of $170,000 on such date. Mr. Haley, who commenced service on the Board on May 1, 2025, received a pro-rated equity grant (including proportion of the cash component of the annual retainer). RSUs awarded to non-employee directors include a right to receive dividend equivalent units, to be paid upon the issuance of shares of the Company's common stock in settlement of the underlying RSU.

Non-employee directors may elect to defer his or her annual cash retainers into fully vested restricted stock units issued under the 2023 Omnibus Incentive Plan, with settlement upon termination of Board service. Likewise, time-based restricted stock units awarded in connection with the annual equity component of the Director compensation package may also be deferred, with settlement upon termination of service. Upon separation from service, shares and dividend equivalent units accrued with respect to restricted stock units are issued. The election to defer is made in the year preceding the calendar year in which the compensation is earned (or, in the case of a new director, within 30 days after their date of appointment, if later).

Further information regarding non-employee director compensation is set forth in the following table.

2025 Non-Employee Director Compensation Table

NAME	FEES EARNED OR PAID IN CASH[1] ($)	STOCK AWARDS[2] ($)	ALL OTHER COMPENSATION[3] ($)	TOTAL ($)
R. Madison Murphy	300,374	172,213	25,000	497,587
Claiborne P. Deming	126,221	173,174	25,000	324,395
David L. Goebel	105,374	173,533	—	278,907
David C. Haley[4]	70,097	110,315	—	180,412
James W. Keyes	105,374	172,213	—	277,587
Michael G. Kulp	—	—	—	—
Diane N. Landen	122,874	172,213	25,000	320,087
David B. Miller	106,381	172,213	—	278,594
Hon. Jeanne L. Phillips	105,708	174,493	—	280,201
Jack T. Taylor	131,274	173,174	25,000	329,448
Rosemary L. Turner	105,014	174,493	—	279,507

(1) The amounts shown reflect the cash retainers paid during the fiscal year ended December 31, 2025, including cash retainers which the director elected to receive in the form of restricted stock units.

(2) The amounts shown reflect the aggregate grant-date fair value, as computed in accordance with FASB ASC Topic 718 regarding stock compensation, for restricted stock unit awards and dividend equivalent units granted to the non-employee directors in 2025. The aggregate number of restricted stock units including restricted stock units awarded in lieu of quarterly cash retainers outstanding as of December 31, 2025, was 1,668 for Mr. Deming, 965 for Mr. Goebel, 244 for Mr. Haley, 1,077 for Mr. Miller, 1,737 for Ms. Phillips, 1,704 for Mr. Taylor, 1,413 for Ms. Turner and 349 for each other non-employee director.

(3) The amounts shown represent contributions made on behalf of Mr. Murphy, Mr. Deming, Ms. Landen and Mr. Taylor to charitable organizations under our gift matching program.

(4) Mr. Haley was appointed to the Board on May 1, 2025 and received pro-rated cash retainers and equity grants.

The column above showing "All Other Compensation" represents the incremental cost of matching gifts. The non-employee directors are eligible to participate in our gift matching program on the same terms as Murphy USA employees. Under this program, an eligible person's total gifts of up to $25,000 per calendar year will qualify. The Company will contribute to qualified educational institutions and hospitals in an amount equal to twice the amount contributed by the eligible person. The Company will contribute to qualified welfare and cultural organizations in an amount equal to the contribution made by the eligible person.

Non-Employee Director Stock Ownership Guidelines and Pledging

The Board established stock ownership guidelines for non-employee directors of the Company. Directors are expected to achieve stock ownership of at least three times their annual cash retainer within five years of beginning their service. A director may not pledge Company securities either by purchasing Company securities on margin or holding Company securities in a margin account, until he or she has achieved the applicable stock ownership target specified in the guidelines above. As of December 31, 2025, all of our directors had met or were on track to comply with these stock ownership guidelines within the applicable five-year period.

Once such stock ownership target has been achieved, a director is permitted to pledge Company securities in compliance with applicable law (including disclosure of such pledging in the Company's proxy statement, as required by SEC regulations), so long as all stock owned to satisfy the applicable stock ownership target remains unpledged. Any pledging of shares must be disclosed to the Board and pre-approved by the General Counsel in advance of such pledging. These guidelines are designed to ensure that directors display confidence in the Company through the ownership of a significant amount of our stock. All of our directors are in compliance with our pledging policy.

Code of Business Conduct and Ethics

Executive officers and directors are governed by the Company's written Code of Business Conduct and Ethics, which provides that waivers of any part of the Code for directors or executive officers may only be granted by the Board of Directors or a Board committee and must be promptly disclosed to stockholders. No such waivers were granted nor applied for in fiscal year 2025. The Company intends to disclose any waivers of or amendments to the Code of Business Conduct and Ethics that apply to our directors or executive officers on its website at https://ir.corporate.murphyusa.com. The Company's Corporate Governance Guidelines require that all directors recuse themselves from any discussion or decision affecting their personal, business or professional interests.

Review, Approval or Ratification of Transactions with Related Persons

During 2025, the Company did not engage in any related-person transactions involving members of the Board or executive officers. Conflicts of interest subject to the Company's written Code of Business Conduct and Ethics that constitute a Related Party Transaction, as defined under the rules of the SEC, shall be reviewed by the Nominating and Governance Committee of the Board.

The Nominating and Governance Committee reviews ordinary course of business transactions with firms associated with directors and nominees for director. The Company's management also monitors these transactions on an ongoing basis.

Insider Trading Policy

We maintain insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our Company's securities by directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as NYSE listing standards. A copy of our insider trading policy was filed as Exhibit 19.1 to our annual report on Form 10-K. In addition, it is our policy to comply with applicable securities and state laws, including insider trading laws, when engaging in transactions in the Company's securities.

OWNERSHIP OF MURPHY USA COMMON STOCK

Security Ownership of Certain Beneficial Owners

The following are known to the Company to be the beneficial owners of more than five percent of the Company's common stock (as of the most recent date of such stockholder's Schedule 13F or 13G filing for Murphy USA with the SEC):

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENTAGE[1]
BlackRock, Inc. 55 East 52nd Street New York, NY 10055[2]	1,649,050	8.9%
FMR LLC 245 Summer Street Boston, MA 02210[3]	1,622,453	8.8%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355[4]	1,601,401	8.7%

(1) Percentage based on 18,500,160 shares of common stock outstanding as of the record date.
(2) Total includes 1,577,265 shares with sole voting power, zero shares with shared voting power, 1,649,050 shares with sole dispositive power and zero shares with shared dispositive power. Information based on Schedule 13G filed on January 24, 2024 and information known to the Company, including from a Form 13F filed on February 12, 2026.
(3) Total includes 1,454,105 shares with sole voting power, zero shares with shared voting power, 1,622,453 shares with sole dispositive power and zero shares with shared dispositive power. Information based on Schedule 13G/A filed on February 4, 2026.
(4) Total includes zero shares with sole voting power, 110,869 shares with shared voting power, 1,470,626 shares with sole dispositive power and 130,775 shares with shared dispositive power. Information based on Schedule 13G filed on February 13, 2024 and information known to the Company, including from a Form 13F filed on January 29, 2026.

Security Ownership of Directors and Management

The following table sets forth information, as of February 15, 2026, concerning the number of shares of Common Stock of the Company beneficially owned by all directors and nominees, each of the Named Executive Officers (as listed in the first table of the Compensation Discussion and Analysis section of this Proxy) and directors and executive officers as a group.

NAME	PERSONAL WITH FULL VOTING AND INVESTMENT POWER[1][2]	PERSONAL AS BENEFICIARY OF TRUSTS	VOTING AND INVESTMENT POWER ONLY	EQUITY AWARDS WHICH MAY SETTLE WITHIN 60 DAYS	TOTAL	PERCENT OF OUTSTANDING (IF GREATER THAN ONE PERCENT)
Claiborne P. Deming	268,890	394,884	—	1,744	665,518	3.60%
David L. Goebel	1,796	—	—	615	2,411	[3]
David C. Haley	1,244	—	—	—	1,244	[3]
James W. Keyes	17,705	—	—	—	17,705	[3]
Michael G. Kulp	—	—	—	—	—	[3]
Diane N. Landen	58,884	76,837	8,991[4]	—	144,712	[3]
David B. Miller	46,061	—	—	1,141	47,202	[3]
R. Madison Murphy	—	383,712	164,228[5]	—	547,940[6]	2.96%
Hon. Jeanne L. Phillips	2,698	—	—	1,388	4,086	[3]
Jack T. Taylor	12,618	9,786[7]	—	1,783	24,187	[3]
Rosemary L. Turner	349	—	—	1,063	1,412	[3]
R. Andrew Clyde	206,354[8]	—	—	122,550	328,904	1.78%
Mindy K. West	121,362	—	—	22,700	144,062	[3]
Donald R. Smith, Jr.	22,378	—	—	4,500	26,878	[3]
Chris A. Click	5,760	—	—	3,750	9,510	[3]
Renee M. Bacon	5,927	—	—	4,950	10,877	[3]
C. Galagher Jeff	—	—	—	—	—	[3]
Directors & executive officers as a group (20 persons)	582,392	865,219	173,219	48,690	1,669,520	9.02%

(1) Includes Murphy USA Savings 401(k) Plan shares in the following amounts: Mr. Clyde 1,533 qualified shares, Ms. West 877 qualified shares and Mr. Smith 561 qualified shares. Excludes shares of common stock underlying phantom stock units held under the Murphy USA Supplemental Executive Retirement Plan in the following amounts: Mr. Clyde 18,495 shares and Mr. Smith 582 shares.

(2) Includes shares of common stock held by spouse and other household members as follows: Mr. Deming 12,110 shares held by spouse; Mr. Haley 1,000 shares owned jointly with spouse; Ms. Landen 2,043 shares owned jointly with spouse and children.

(3) Less than 1%.

(4) Includes 8,991 shares of common stock held by trusts of which Ms. Landen is the trustee.

(5) Includes (i) 70,000 shares of common stock held by a private foundation of which Mr. Murphy is President for which beneficial ownership is expressly disclaimed, (ii) 41,379 shares of common stock held in trust for children of which spouse is Trustee, (iii) includes 42,216 shares owned by The 2011 Murphy Family Trust beneficial ownership expressly disclaimed, (iv) includes 8,316 shares owned by The Suzanne and Madison Murphy Grandchildren's Trust, beneficial ownership expressly disclaimed, (v) includes 2,317 shares of common stock held in trust for children of which Mr. Murphy is Trustee.

(6) Total includes 7,400 shares that are pledged as security.

(7) Includes 9,786 shares of common stock held by trust of which Mr. Taylor and his spouse are the beneficiaries and trustees.

(8) Includes 59,172 shares of common stock held by a family limited partnership, an entity established and beneficially owned by Mr. Clyde for estate planning purposes.

PROPOSAL 2 | RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2026

The Audit Committee and the Board have approved the engagement of KPMG LLP as Murphy USA's independent registered public accounting firm for 2026. Representatives of that firm are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions.

Ratification of the selection of accountants requires approval by a majority of the votes cast by the stockholders of Murphy USA Common Stock, which votes are cast "for" or "against" the ratification. Murphy USA's Board is requesting stockholder ratification as a matter of good corporate practice. If the stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain KPMG LLP. Even if the selection is ratified, the Audit Committee in its discretion may change the appointment at any time during the year if it determines that such change would be in the best interests of Murphy USA and its stockholders.

The Audit Committee evaluates the qualifications, performance, and independence of the independent auditor, including the lead partner, on an annual basis (in each case in light of SEC and NYSE independence and other applicable standards then in effect). The Audit Committee ensures the regular rotation of the lead audit partner as required by law and is involved in the selection of the lead audit partner. In addition, the Audit Committee receives periodic reports on the hiring of KPMG LLP partners and other professionals (if hired) to help ensure KPMG LLP satisfies applicable independence rules.

KPMG LLP has served as Murphy USA's independent registered accounting firm since the Spin-Off in 2013 and prior to that served as the auditor to Murphy USA's former parent for more than 60 years. KPMG LLP reports directly to the Audit Committee of Murphy USA. In selecting KPMG LLP as Murphy USA's independent registered accounting firm for 2026, the Audit Committee considered a number of factors, including:

- the quality of its ongoing discussions with KPMG LLP, including the professional resolution of accounting and financial reporting matters with its national office,
- the professional qualifications of KPMG LLP, the lead audit partner and other key engagement partners,
- KPMG LLP's independence program and its processes for maintaining its independence,
- KPMG LLP's depth of understanding of Murphy USA's businesses, accounting policies and practices and internal control over financial reporting,
- the appropriateness of KPMG LLP's fees for audit and non-audit services (on both an absolute basis and as compared to its peer firms),
- consideration of KPMG LLP's known legal risks and significant proceedings that may impair their ability to perform Murphy USA's annual audit,
- the most recent PCAOB inspection report on KPMG LLP and the results of "peer review" and self-review examinations, and
- the results of management's and the Audit Committee's annual evaluations of the qualifications, performance and independence of KPMG LLP.

In addition, the Audit Committee periodically considers the appropriateness of a rotation of the independent registered accounting firm. At this time, the Audit Committee and the Board believe that the continued retention of KPMG LLP as Murphy USA's independent registered public accounting firm is in the best interests of Murphy USA and its stockholders. Under Murphy USA's policy for pre-approval of audit and permitted non-audit services by KPMG LLP, the Audit Committee has delegated the right to pre-approve services between meeting dates to the Chair of the Committee, subject to ratification of the full Committee at the next scheduled meeting. The Committee evaluates all services, including those engagements related to tax and internal control over financial reporting, considering the nature of such services in light of auditor independence, in accordance with the rules of the PCAOB.

Audit Committee Report

Management is responsible for the preparation, presentation and integrity of Murphy USA's financial statements, for its accounting and financial reporting principles and for the establishment and effectiveness of internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles in the United States of America and expressing an opinion on the effectiveness of internal control over financial reporting. The independent auditors have free access to the Audit Committee to discuss any matters they deem appropriate.

Committee Organization and Operation

The Audit Committee's function is to assist the Board in its oversight of:

- The integrity of Murphy USA's financial statements;
- Murphy USA's internal control over financial reporting;
- Murphy USA's compliance with legal and regulatory requirements;
- The independent accountants' qualifications, independence and performance;
- The performance of Murphy USA's internal audit function; and
- Murphy USA's IT risk exposure, including cybersecurity risks.

The Audit Committee is also directly responsible for the appointment, compensation, retention and oversight of Murphy USA's independent registered public accounting firm. The Audit Committee's charter is available in the Corporate Governance section of Murphy USA's corporate website at *https://ir.corporate.murphyusa.com.*

The Audit Committee held seven meetings during 2025. The Audit Committee Chair and members of the Audit Committee also held numerous additional meetings throughout 2025 with members of Murphy USA corporate, business segment and internal audit management and with Murphy USA's independent registered public accounting firm, KPMG LLP. The Committee believes that these meetings were helpful in discharging its oversight responsibilities, including with respect to financial reporting and disclosure, risk management and internal controls.

Independence

The Board, on the recommendation of the Nominating and Corporate Governance Committee, has determined that all members of the Audit Committee are independent, as required by NYSE listing standards and SEC rules, and that they each met the Company's enhanced independent standard for membership on the Company's Audit Committee.

Expertise

The Board has also determined, on the recommendation of the Nominating and Governance Committee, that all members of the Audit Committee are financially literate and have accounting or related financial management expertise, each as defined by NYSE listing standards. Mr. Taylor and Mr. Murphy have been designated as the "audit committee financial experts," as defined under SEC rules. The Audit Committee's assistance in the Board oversight of Murphy USA's compliance with legal and regulatory requirements primarily focuses on the effect of such matters on Murphy USA's financial statements, financial reporting and internal control over financial reporting.

Audited Financial Statements

In the performance of its oversight function, the Audit Committee has considered and discussed the 2025 audited financial statements with management and KPMG LLP, including a discussion of the quality, and not just the acceptability, of the accounting principles, the reasonableness of significant judgments, clarity of the disclosures and the condition of internal control over financial reporting. The Audit Committee has reviewed with the Head of Internal Audit and the KPMG LLP engagement team the scope and plans for their respective audits and has met with each of the Head of Internal Audit and the senior engagement partner of KPMG LLP, with and without management present, to discuss audit results, their evaluations of Murphy USA's internal controls and the overall quality of Murphy USA's financial reporting. The Audit Committee has also discussed with KPMG LLP the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. Finally, the Audit Committee has received the written disclosures and the letter from KPMG LLP required by applicable requirements of the PCAOB regarding KPMG LLP's communications with the Audit Committee concerning independence and has discussed with KPMG LLP its independence.

Fees Paid to KPMG LLP

The table below shows the fees paid by Murphy USA to KPMG LLP in 2025 and 2024.

	2025 (IN THOUSANDS)	2024 (IN THOUSANDS)
Fees paid by Murphy USA:		
Audit fees[1]	$1,475	$1,332
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total Fees	$1,475	$1,332

(1)   Audit fees include fees for the audit of Murphy USA's consolidated financial statements, as well as subsidiary and statutory audits directly related to the performance of the Murphy USA consolidated audit. Audit fees include out-of-pocket expenses of $35 in 2025 and $32 in 2024. $65 of the 2025 Audit fees related to a delayed additional billing for 2024 services.

All of the services provided by KPMG LLP and the fees paid by Murphy USA were authorized and approved by the Audit Committee in compliance with the pre-approval policy and procedures described above. The Audit Committee considers the non-audit services rendered by KPMG LLP during the most recently completed fiscal year in its annual independence evaluation.

If you do not ratify the appointment of KPMG LLP, the Audit Committee will reconsider its appointment. Even if you do ratify the appointment, the Audit Committee retains its discretion to reconsider its appointment if it believes necessary in the best interest of the Company and the stockholders.

Conclusion

Based on the review and discussions described in this report, the Audit Committee, in accordance with its responsibilities, recommended to the Board, and the Board approved, the inclusion of the audited financial statements for the year ended December 31, 2025 in Murphy USA's 2025 Annual Report on Form 10-K.

Audit Committee:
Jack T. Taylor (Chair)
David L. Goebel
David C. Haley
Michael G. Kulp
R. Madison Murphy
Hon. Jeanne L. Phillips
Rosemary L. Turner

THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR 2026.

PROPOSAL 3 | APPROVAL OF EXECUTIVE COMPENSATION ON AN ADVISORY, NON-BINDING BASIS

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("the Dodd-Frank Act") enables the Company's stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of the Named Executive Officers as disclosed in this Proxy Statement in accordance with the SEC's rules.

As described in detail under the heading "Compensation Discussion and Analysis," the Company's executive compensation programs are designed to attract, motivate and retain the Named Executive Officers, who are critical to the Company's success. Under these programs, the Named Executive Officers are rewarded for the achievement of specific annual, long-term and strategic goals, corporate goals and the realization of increased stockholder value. Please read the "Compensation Discussion and Analysis" along with the information in the compensation tables for additional details about the executive compensation programs, including information about the fiscal year 2025 compensation of the Named Executive Officers.

Stockholders are asked to indicate their support for the Named Executive Officer compensation as described in this Proxy Statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives stockholders the opportunity to express their views on the Named Executive Officers' compensation. This vote is being provided as required pursuant to Section 14A of the Securities Exchange Act of 1934. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement. Stockholders are requested to vote **"FOR"** the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2026 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the 2025 Summary Compensation Table and the other related tables and disclosures."

The Say-on-Pay vote is advisory, and therefore not binding on the Company, the Executive Compensation Committee or the Board. The Board and the Executive Compensation Committee value the opinions of stockholders and will consider stockholders' views and the Executive Compensation Committee will evaluate whether any actions are necessary to address those views. We currently anticipate that the next Say-on-Pay vote will be held at our 2027 annual general meeting of stockholders.

THE BOARD RECOMMENDS A VOTE "FOR" THE NON-BINDING APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis provides an overview of the compensation provided to our "Named Executive Officers" or "NEOs" during the fiscal year ended December 31, 2025. The NEOs' titles throughout this Compensation Discussion and Analysis reflects each NEO's title as of December 31, 2025.

NAME	TITLE
R. Andrew Clyde[(1)]	Chief Executive Officer (CEO)
Mindy K. West[(2)]	President & Chief Operating Officer (COO)
Donald R. Smith, Jr.[(3)]	Interim Chief Financial Officer (CFO); VP, Chief Accounting Officer (CAO) & Treasurer
Chris A. Click[(4)]	EVP Strategy, Growth & Innovation
Renee M. Bacon[(5)]	SVP S&O & Chief Merchandising Officer (CMO)
C. Galagher Jeff[(6)]	Former EVP & CFO

(1) Mr. Clyde served as the Company's CEO during 2025 (and as President until October 23, 2025). Mr. Clyde retired as CEO and as a member of the Board, effective December 31, 2025.

(2) Effective as of October 23, 2025, Ms. West, the Company's EVP & COO, was appointed to serve as the Company's President and COO. Effective as of January 1, 2026, Ms. West was appointed to serve as the Company's President & CEO and as a member of the Board.

(3) Effective as of October 14, 2025, Mr. Smith, the Company's VP, CAO & Treasurer, was appointed to also serve as Interim CFO.

(4) Mr. Click served as EVP Strategy, Growth & Innovation during 2025, and served in this position until his departure from the Company, effective as of February 20, 2026.

(5) Effective as of January 13, 2026, Ms. Bacon (formerly SVP S&O & CMO) became SVP S&O.

(6) Mr. Jeff served as the Company's EVP & CFO until his departure from the Company, effective as of October 14, 2025.

Executive Leadership Transitions in 2025 and 2026

As noted above, during late 2025 and early 2026, the Company experienced a leadership transition, including the appointment of a new Chief Executive Officer. As a result of years of thoughtful succession planning by our Board, and in light of the exceptional leadership of our senior executive team, we have been able to facilitate a transition while at the same time executing on our strategic and business goals, as described in more detail below in this Compensation Discussion and Analysis.

Mr. Clyde served as the Company's CEO during 2025 and as President until Ms. West's appointment to the role on October 23, 2025. Mr. Clyde retired as the Company's CEO and as a member of the Board effective December 31, 2025. Mr. Clyde served as a

non-executive employee through February 28, 2026. At that time, Mr. Clyde transitioned to service as a non-employee advisor to the Board and management until February 28, 2027 in order to assist in the orderly transition of his responsibilities to Ms. West, who was appointed as the Company's CEO and a member of the Board effective as of January 1, 2026.

Mr. Jeff departed from the Company effective as of October 14, 2025. At that time, the Board appointed Mr. Smith, the Company's VP, CAO and Treasurer, to also serve as the Company's interim CFO.

Overview

Murphy USA operates one of the nation's largest convenience store chains, with a total of 1,800 stores in 27 states, located primarily in the Southwest, Southeast, Midwest and Northeast United States as of December 31, 2025, the majority of which are located in close proximity to Walmart Supercenters. The Company also markets gasoline and other products at standalone stores under the Murphy and QuickChek brands.

Executive Compensation Philosophy and Objectives

The Executive Compensation Committee (referred to as the "Committee" in this section) bases its executive compensation decisions on principles designed to align the interests of our executives with those of our stockholders. The Committee believes the compensation program should provide a direct link between the Company's values, objectives, business strategies, and financial results and compensation earned. In order to motivate, attract, and retain key executives who are critical to its long-term success, the Company aims to provide compensation packages that are competitive with others in the retail industry. In addition, the Company believes that executives should be rewarded for both the short- and long-term success of the Company and, conversely, be subject to a degree of downside risk in the event that the Company does not achieve its performance objectives.

Aligning Pay with Performance

The Committee believes our compensation programs provide a strong "pay for performance" link between the compensation provided to our executives and the Company's performance, both on an absolute basis and relative to its peers. Consistent with the fundamental principle that compensation programs should pay for performance, the Company's strong performance during 2025 directly impacted compensation decisions and pay outcomes. Annual incentives for NEOs were earned at 77.4% of target, reflecting the Company's 2025 performance relative to predefined targets. See pages 35-36 for additional information. Performance stock units ("PSUs") linked to the Company's performance for the three-year period ended in 2025 were earned at 165.3% of target. See page 38 for additional information.

We view performance in two ways: (1) the Company's operating performance, including results against short- and long-term growth targets; and (2) return to stockholders over time, both on an absolute basis and relative to other companies, including both our peers and the S&P 500.

2025 Business Highlights

We measure our operating performance relative to the execution of a proven strategy that reflects five coherent themes that leverage our differentiated strengths and capabilities. This "5-Point Strategy" supports a business model which is both enduring in a highly volatile industry and difficult for competitors to replicate. Our strategy creates a unique way to compete for customers, workforce talent, supplier-partner support and stockholder capital. We take none of these stakeholders for granted and our goal is to create sustained value for all of them while making a positive impact in the communities we serve. Highlighted accomplishments among the 5-Point Strategy for 2025 include:



GROW ORGANICALLY	DIVERSIFY MERCHANDISE MIX	SUSTAIN COST LEADERSHIP	CREATE ADVANTAGE FROM MARKET VOLATILITY	INVEST FOR THE LONG-TERM
ENDED THE YEAR WITH 1,800 STORES	**MERCHANDISE CONTRIBUTION INCREASED $35M VS. PY**	**MAINTAIN EVERYDAY LOW COST TO SUPPORT EVERYDAY LOW PRICE BUSINESS MODEL**	**INCREASED VOLUME BY 28M GALLONS IN 2025**	**MAINTAINED BALANCED CAPITAL ALLOCATION**
• Added 50 new Murphy-branded stores and 1 QuickChek store • Completed 23 Raze and Rebuilds	• Grew Merchandise Contribution 4.2% year-over-year • Increased Merchandise Sales to over $4.3B	• Drove improvements across every major line item vs. OpEx budget • Limited Store Operating Expense to 3.3% increase, despite building larger-format stores	• Protected retail margins while reinvesting in key markets to strengthen price leadership • Advanced fuel initiatives to boost resilience and sustain competitive advantage	• Invested $350M in growth capital • Repurchased ~1.5M shares and grew the per share dividend by over 20%

Return to Stockholders

Since inception, the Company has delivered consistent returns to our stockholders. In May 2023, the Board authorized a share repurchase program of up to $1.5 billion, excluding excise taxes, that began upon completion of the 2021 $1 billion authorization and expires December 31, 2028. As of December 31, 2025, approximately $291.9 million remained under the 2023 authorization. In 2025, total share repurchases were $652.0 million, including accrued excise taxes, under the 2023 authorization.

To further support the shareholder distributions portion of Murphy USA's capital allocation strategy, on October 23, 2025, the Board took action to authorize a new share repurchase program of up to $2.0 billion, excluding excise taxes, to begin upon completion of the current $1.5 billion program authorization. This new authorization will expire on December 31, 2030. In addition, the Board renewed Murphy USA's policy of increasing its annual dividend pool by 10% for another five years, with an incremental 10% added to the pool for the next twelve months, starting with the December 2025 payment. Both of these actions are designed to increase the value returned to shareholders and to ensure continuity of the Board's long-term capital allocation strategy through Murphy USA's CEO transition. The Board believes this framework provides management the space needed to balance strategic priorities and shareholder returns over a five-year horizon.

Since the 2013 Spin-Off, the Company has repurchased over 29.5 million shares, or 63% of its original shares outstanding, at an average price of $140 per share.

Additionally, the Company's strong financial performance in recent years has allowed us to continue to grow the dividend for fifteen consecutive quarters, resulting in a compound average annual growth rate of over 20% per year since 2021.



YOY Dividend Growth Since 2021

Our three-year annualized total shareholder return ("TSR") for the period ending December 31, 2025 of 12.9% outpaced the median TSR of our peer group (discussed in the "Role of Market Data" section included on page 31 in this Proxy Statement).



Annualized Total Shareholder Return

2025 "Say-on-Pay" Vote Result

The Committee carefully considered the results of our May 2025 Say-on-Pay vote on NEO compensation, in which 98.9% of the advisory votes cast were in support of the Company's Say-on-Pay proposal and executive compensation programs for our NEOs as described in our 2025 Proxy Statement. The Committee interpreted this level of support as affirmation by our stockholders of the design and overall execution of our executive compensation programs.

Throughout the past year, the Company engaged in dialogue with our largest stockholders about various corporate governance topics, including executive compensation. The Company values these discussions and encourages our stockholders to provide feedback about our executive compensation programs.

Based on the results of the 2025 vote and our ongoing dialogue with our stockholders, as well as a consideration of evolving best practices, the Committee continues to examine our compensation programs to ensure alignment with stockholder interests remains strong.

Compensation Design Principles and Governance Practices

The Committee intends for its compensation design principles to protect and promote our stockholders' interests. We believe our NEO compensation programs are consistent with best practices for sound corporate governance.

WE DO	WE DO NOT
✓ Pay for performance – a large majority of compensation is performance-based and at-risk	✗ Maintain employment agreements
✓ Mitigate undue business risk in compensation programs and perform an annual compensation risk assessment	✗ Provide excessive perquisites
✓ Utilize an independent compensation consultant	✗ Permit hedging transactions
✓ Maintain stock ownership guidelines and restrict pledging for executives and Directors	✗ Maintain separate change-in-control ("CIC") agreements other than with the CEO
✓ Utilize multi-year vesting periods for annual equity-based compensation	✗ Provide excise tax gross-ups on CIC benefits
✓ Maintain a Dodd-Frank mandated clawback policy and include expanded "clawbacks" in our supplemental clawback policy and annual and long-term incentive plans, which allow for the recoupment of compensation in the event of a financial restatement as a result of negligent, intentional or gross misconduct, including both time- and performance-based awards	✗ Allow repricing or cash buyout of underwater options
	✗ Allow current payment of dividends or dividend equivalents on unearned long-term incentives
	✗ Provide single trigger equity vesting for new equity awards

Role of the Committee

The Committee has responsibility for discharging the Board's responsibilities with respect to compensation of the Company's executives. In particular, the Committee annually reviews and approves corporate goals and objectives relevant to CEO compensation, evaluates the CEO's performance in light of those goals and objectives, and determines and approves the CEO's compensation based on this evaluation. In doing so, the Committee reviews all elements of the CEO's compensation. The Committee also approves executive compensation for the Company's other executive officers, approves and administers incentive compensation and equity-based plans, monitors compliance of directors and executive officers with Company stock ownership requirements and administers our compensation clawback policies. Pursuant to its charter, the Committee has the sole authority to retain and terminate compensation consultants, as well the sole authority to approve their fees and other terms. The Committee also has the authority to obtain advice and assistance from internal or external legal, accounting or other advisors. For additional information on the responsibilities of the Committee, see the "Committees–Executive Compensation Committee" section included on page 17 in this Proxy Statement.

Role of Market Data

The Committee adopted a peer group for purposes of reviewing and approving 2025 compensation. Due to the relatively small number of publicly-traded retail convenience store competitors, the group was broadened to include other companies in similar industries with which Murphy USA competes for executive talent in order to create a sufficient sample of companies against which compensation can be compared. The peer group was developed based on certain attributes including:

• Industry Sector: Direct motor fuel and convenience retailers, retailers exposed to vehicle miles traveled, and other small box, common goods retailers (e.g., quick service restaurants)

- Scale of Operation: Revenue, non-fuel revenue, earnings before interest, taxes, depreciation, and amortization, market capitalization, number of employees, and store count
- Method of Operation: Company-operated sites and direct-owned real estate

The 2025 compensation peer group consists of the following companies:

- Advance Auto Parts [AAP]
- Alimentation Couche-Tard [ANCTF]
- Arko [ARKO]
- AutoZone [AZO]
- Brinker [EAT]
- Casey's General Stores [CASY]
- Chipotle Mexican Grill [CMG]
- Cracker Barrel [CBRL]
- Dollar General [DG]
- Dollar Tree [DLTR]
- Five Below [FIVE]
- Foot Locker [FL]
- Monro [MNRO]
- O'Reilly Automotive [ORLY]
- Parkland [PKIUF]
- Sally Beauty [SBH]
- Ulta Beauty [ULTA]

The performance peer group used to assess relative TSR performance under the Company's PSU program was identical to the compensation peer group. However, Foot Locker and Parkland were ultimately removed from the performance peer group during 2025 as both companies were acquired during the performance period.

In addition to comparator company information, the Committee uses several industry compensation surveys to determine competitive market pay levels for the NEOs.

Base salaries and total target direct compensation for the Company's NEOs were compared to the median of the market data to determine whether the Company's compensation practices were in alignment with market pay levels. When making compensation-related decisions, the Committee aims to set compensation levels for executive officers based on a deliberate review of market compensation for a particular position as well as each individual's possession of a unique skill or knowledge set, proven leadership capabilities or experience and Company performance. Based on such factors, the Committee may determine with respect to one or more individuals that it is appropriate for compensation to meet, exceed, or fall below the median of the market data for a particular compensation element or total compensation.

Role of the CEO in Compensation Decisions

The CEO periodically reviews the performance of each of the other NEOs, develops preliminary recommendations regarding salary adjustments and annual and long-term award amounts, and provides recommendations to the Committee. The Committee can exercise its discretion to modify any recommendations and make final decisions. The CEO does not participate in Committee discussions regarding CEO compensation.

Elements of Compensation

Our compensation program is primarily comprised of three key components, each designed to be market-competitive and to help attract, motivate, retain and reward our NEOs.

ELEMENT	KEY CHARACTERISTICS	OBJECTIVES
Base Salary	• Fixed minimum level of compensation	• Reward the executive for day-to-day execution of primary duties and responsibilities
	• Reviewed annually and adjusted if and when appropriate	• Provide a foundation level of compensation upon which incentive opportunities can be added to provide the motivation to deliver superior performance
Annual Incentives	• Variable cash compensation component	• Motivate and reward NEOs for achieving annual business goals
	• Performance-based award opportunity based on annual operational and individual performance	• Align executives' interests with the interests of stockholders
		• Drive the achievement of key business results on an annual basis and recognize individual contributions
Long-term Incentives	• Variable equity-based compensation component	• Align executives' interests with the interests of stockholders
	• Performance-based award opportunity based on long-term performance	• Reinforce the critical objective of building stockholder value over the long term
		• Focus management attention upon the execution of the long-term business strategy

The majority of our NEO compensation is performance-based and is issued in the form of annual and long-term incentives. Individuals in a position to influence the growth of stockholder value have larger portions of their total compensation delivered in the form of equity-based long-term incentives. The target mix of the elements of the compensation program for the CEO and other NEOs is shown in the following charts which outline the size, in percentage terms, of each element of target compensation.

Target Compensation Mix



CEO

Other NEOs

| ■ Salary | ■ Annual Incentives | ■ Long-Term Incentives | ■ Performance-Based Compensation |

Base Salary

Base salary is designed to provide a competitive fixed rate of pay recognizing each employee's level of responsibility and performance. In setting base salary levels for NEOs, the Committee considers competitive market data in addition to other factors such as duties, responsibilities, experience, individual performance, retention concerns, internal equity considerations, Company performance, general economic conditions and marketplace compensation trends.

Base salaries are reviewed annually. In 2025, the Committee increased salaries awarded to each of the NEOs to reflect performance in their role and to bring salaries closer to competitive market levels for similar positions. The salary for Ms. West was also increased in October 2025 in connection with her promotion to President of the Company.

The following table shows the annual base salary rates for each of the NEOs effective February 1, 2024 and February 1, 2025 (for Ms. West, as of October 23, 2025):

NAME	TITLE	2024 SALARY RATE ($)	2025 SALARY RATE ($)
R. Andrew Clyde	CEO	1,310,000	1,375,000
Mindy K. West[1]	President & COO	800,000	900,000
Donald R. Smith, Jr.[2]	Interim CFO; VP, CAO & Treasurer	390,000	415,000
Chris A. Click	EVP, Strategy, Growth & Innovation	550,000	600,000
Renee M. Bacon	SVP S&O & CMO	505,000	525,000
C. Galagher Jeff[3]	Former EVP & CFO	600,000	650,000

(1)   Reflects 2025 annualized base salary rate for Ms. West effective upon her promotion to President & COO in October 2025. Actual salary received during 2025 is included in the Summary Compensation Table on page 42.
(2)   Reflects 2025 base salary for Mr. Smith in his role as VP, CAO & Treasurer. Mr. Smith did not receive any additional compensation in connection with his appointment as the Company's Interim CFO
(3)   Reflects 2025 annualized base salary for Mr. Jeff prior to his departure from the Company in October 2025. Actual salary received during 2025 is included in the Summary Compensation Table on page 42.

Annual Incentive Plan

We provide annual incentives for our executive officers through our Murphy USA Inc. 2019 Annual Incentive Plan, as amended and restated (the "AIP"). The primary objective of the AIP is to align corporate and individual goals with stockholder interests and Company strategy and to reward employees for their performance relative to those goals. Murphy USA targets the median of market pay levels for target annual incentive compensation.

The actual bonus earned by executives may be above or below the median of market pay levels based on actual Murphy USA performance.

The Committee reviews market data annually with respect to competitive pay levels and sets specific bonus opportunities for each of our NEOs. No adjustments were made to the NEOs' annual bonus targets for 2025. The following table shows target bonuses as a percentage of base salary for each of the NEOs in 2025:

NAME	TITLE	TARGET BONUS AS A % OF SALARY
R. Andrew Clyde	CEO	150
Mindy K. West	President & COO	100
Donald R. Smith, Jr.[1]	Interim CFO; VP, CAO & Treasurer	50
Chris A. Click	EVP Strategy, Growth & Innovation	75
Renee M. Bacon	SVP S&O & CMO	70
C. Galagher Jeff	Former EVP & CFO	75

(1)   Reflects 2025 target bonus for Mr. Smith in his role as VP, CAO & Treasurer. Mr. Smith did not receive a target bonus increase in connection with his appointment as the Company's Interim CFO.

Each NEO's actual AIP bonus payment is determined by multiplying their target bonus amount by the corporate performance weighted performance score, as described below. The Committee has the authority to exercise negative discretion to reduce an NEO's bonus payout based on subjective individual criteria to determine the final payout amount. The NEO's actual AIP bonus payment may not exceed 200% of their target amount.

2025 Corporate Performance

For 2025, the AIP metrics for the Company consisted of Adjusted EBITDA, Fuel Volume, Fuel Contribution, Merchandise Contribution, and profitability as measured by Coverage Ratio. The Committee believes the combination of these metrics reflected the overall key goals and objectives for the Company for 2025.

The Company exceeded the maximum performance level for the Coverage Ratio metric. Merchandise Contribution performance was above target but below the maximum threshold. Adjusted EBITDA results were between the minimum and target performance levels. For both Fuel Volume and Fuel Contribution, the Company's performance was below the minimum threshold.

The following table summarizes the AIP performance metrics and corresponding weightings used in determining annual incentive award payouts for our NEOs and the weighted performance scores for each based on actual performance during 2025:

METRIC	WEIGHTING (%)	THRESHOLD (50% PAYOUT)	TARGET (100% PAYOUT)	MAXIMUM (200% PAYOUT)	ACTUAL	PAYOUT % OF TARGET (%)	WEIGHTED PERFORMANCE SCORE (%)
Adjusted EBITDA ($MM)[1]	40	1,000.0	1,060.0	1,130.0	1,019.4	66.2	26.5
Fuel Volume (K-gal APSM)[2]	20	240.0	242.5	245.0	235.8	—	—
Fuel Contribution ($MM)[3]	10	1,511.0	1,580.0	1,644.0	1,488.7	—	—
Merchandise Contribution ($MM)[4]	15	855.0	865.0	875.0	869.0	139.6	20.9
Coverage Ratio (%)[5]	15	89.2	91.3	93.4	95.8	200.0	30.0
Total	100						77.4

(1)   Adjusted EBITDA is computed by adding net income (loss) plus net interest expense, plus income tax expense, depreciation and amortization, and Adjusted EBITDA adds back (i) other non-cash items (e.g., impairment of properties, restructuring expense, and accretion of asset retirement obligations) and (ii) other items that management does not consider to be meaningful in assessing our operating performance (e.g., (income/loss) from discontinued operations, net settlement proceeds, (gain) loss on sale of assets, transaction and integration costs related to acquisitions and other non-operating (income) expense). Please refer to the reconciliation in Appendix A.
(2)   Thousands of gallons average per store month (APSM) for all stores in full month of operation.
(3)   Fuel Contribution means the overall profit (margin) made on fuel volume sold after applicable expenses are paid and is calculated (i)(A) petroleum product sales plus (B) RINs and other, less (ii) petroleum product cost of goods sold.
(4)   Merchandise Contribution means the overall profit (margin) made on merchandise sales after applicable cost of goods sold.
(5)   Coverage Ratio is computed by dividing Merchandise Contribution by OpEx plus allocated G&A and other expenses.

Individual Performance

In addition to the corporate performance component for 2025, the AIP permitted the Committee to exercise its discretion to adjust an NEO's award based on the Committee's subjective review of his or her performance relative to the achievement of the metrics outlined above, business plan execution and other qualitative results. We believe that it is important to include this component in our AIP in order to take into account NEO performance that, in the Committee's opinion, justifies an adjustment in the amount otherwise payable to a NEO based on objective corporate performance. Overall, amounts earned under the AIP cannot exceed 200% of target. In 2025, the Committee believed that our NEOs' individual performance was appropriately reflected in our corporate performance results. Thus, the Committee opted not to make any adjustments to the awards earned by our NEOs and payable under the AIP based on our corporate performance.

Overall Performance and Payouts

After certifying the results relative to our performance metrics and considering each individual's contributions throughout the year, the Committee approved the following payments for our NEOs for 2025:

NAME[1]	BONUS TARGET ($)	AIP % ACHIEVED	ACTUAL BONUS ($)
R. Andrew Clyde	2,047,501	77.4	1,584,766
Mindy K. West	836,154	77.4	647,184
Donald R. Smith, Jr.	205,577	77.4	159,117
Chris A. Click	444,231	77.4	343,835
Renee M. Bacon	365,347	77.4	282,778

(1)   In connection with his departure from the Company during 2025, Mr. Jeff did not receive an annual bonus for fiscal year 2025.

Long-Term Incentive Compensation

In 2025, we provided share based, long-term incentive compensation to our executive officers through our stockholder-approved Murphy USA Inc. 2023 Omnibus Incentive Plan (the "2023 Plan").

Long-term incentive levels for Murphy USA's officers are targeted at the median of competitive market pay levels. The program provides for a variety of stock and share-based awards, including stock options and RSUs, each of which vests over a three-year period, as well as PSUs that are earned based on the Company's achievement of two equally-weighted objective performance goals over a three-year period. We believe that these awards create a powerful link between the creation of stockholder value and executive pay delivered. In addition, we believe that the balance between absolute and relative performance achieved

through the use of stock options, return on average capital employed ROACE-based PSUs and relative TSR-based PSUs is appropriate and complement the performance measures we utilize under our AIP. In order for executives to fully realize their targeted opportunities, Murphy USA must both successfully achieve its long-term goals and outperform its peers.

For information regarding the Company's equity grant timing practices, please see page 55.

Effective with awards granted in 2023, outstanding equity awards will vest on a modified "double-trigger basis" in the event of a change-in-control, meaning equity awards will only accelerate in the event the award recipient experiences a qualifying termination within two years of a change-in-control or if the acquiring entity fails to assume or substitute such awards.

	STOCK OPTIONS	RESTRICTED STOCK UNITS	PERFORMANCE STOCK UNITS
Weighting	25%	25%	50%
Objectives	• Provide a direct link between executive officer compensation & the value delivered to stockholders	• Drive behaviors to create value for stockholders by linking executive compensation to stock price performance • Encourage retention	• Align executives' interests with the interests of stockholders • Reinforce the critical objective of building stockholder value over the long term • Focus management attention upon the execution of the long-term business strategy
Performance Conditions	• Stock options are inherently performance-based, as option holders only realize benefits if the value of our stock increases following the grant date	• RSUs are inherently aligned with the interests of our stockholders because their ultimate value is directly linked to future appreciation in our share price	• 50% - ROACE • 50% - TSR relative to our performance peer group
Term	• Seven years	• Three years	• Three years
Vesting	• Vest in two equal installments on the second & third anniversaries of the grant date	• Cliff vest on the third anniversary of the grant date	• Cliff vest after three years upon certification of results
Payout	• Upon exercise, participant acquires net common shares at the previously defined exercise price	• Participant acquires unrestricted shares of common stock upon vesting	• Payment made in unrestricted shares of common stock at the end of three years upon approval of performance results by the Committee • Payouts at 50% of target for threshold level of performance • Maximum payouts capped at 200% of target
Dividends	• N/A	• Dividend equivalent units are accumulated during the three-year vesting period & pay out only if the underlying RSUs vest	• Dividend equivalent units are accumulated during the performance period & pay out only to the extent that the underlying PSUs vest & are earned

Performance Stock Units

Vesting for 50% of the PSUs granted in 2025 will be based on Murphy USA's TSR performance between 2025 and 2027 relative to the Company's performance peer group (which is the same as the compensation peer group on page 32 with the exception of Foot Locker and Parkland which were removed from the group following their acquisitions during 2025). The Committee considers relative TSR an appropriate metric as it aligns the pay for our officers to the appreciation (or reduction) our stockholders receive in their investment in Murphy USA. TSR achievement and corresponding payout levels are as follows:

ACHIEVEMENT LEVEL	PERCENTILE RANK RELATIVE TO PEERS	PAYOUT % OF TARGET[1]
Maximum	≥75th	200
Target	50th	100
Threshold	25th	50
Below Threshold	<25th	0

(1) Payout will be interpolated on a linear basis for performance between levels of achievement.

Vesting for the remaining 50% of the PSUs granted in 2025 will be based on Murphy USA's three-year average ROACE performance between 2025 and 2027 as compared to the Company's three-year ROACE target set by the Committee at the beginning of the performance period.

Earned Amounts of 2023 to 2025 Annual PSUs

In February 2026, the Committee certified the performance results for the 2023 PSUs for the three-year performance period that ended December 31, 2025. Under the provisions of these awards, the PSUs were subject to two equally-weighted metrics, ROACE and TSR relative to our peer group. As a result of the Company's strong performance, the PSUs were earned at 165.3% of target.

The following table summarizes the performance metrics and corresponding weightings used in determining the number of PSUs earned and the weighted performance scores for each based on actual performance during the three-year period:

METRIC	WEIGHTING (%)	THRESHOLD (50% PAYOUT)	TARGET (100% PAYOUT)	MAXIMUM (200% PAYOUT)	ACTUAL	PAYOUT % OF TARGET (%)	WEIGHTED PERFORMANCE SCORE (%)
ROACE (%)	50	19.8	23.1	24.8	23.6	130.6	65.3
Relative TSR (Percentile Rank)	50	25th	50th	75th	80.0	200.0	100.0
Total	100						165.3%

Employee Benefits and Perquisites

Murphy USA's executives are provided usual and customary employee benefits available to all employees (except certain hourly retail employees). These include a qualified defined contribution plan (401(k)) ("Savings Plan"), health insurance, life insurance, accidental death and dismemberment insurance, medical and dental insurance, vision insurance and long-term disability insurance.

The purpose of the Savings Plan, a tax-qualified defined contribution retirement plan, is to provide retirement benefits for all the employees of Murphy USA who participate. All employees are allowed to contribute on a pre-tax basis up to 40 percent of their eligible pay. The Company matches contributions, dollar-for-dollar, up to the first six percent of base pay. Participating employees, including the NEOs, are immediately vested in all employee and Company-matched contributions.

Murphy USA provides a Supplemental Executive Retirement Plan ("Murphy USA SERP"), a nonqualified deferred compensation plan, to eligible executives, including the NEOs. The Murphy USA SERP is intended to restore qualified defined contribution (Savings Plan and annual retirement contribution) plan benefits restricted under the Internal Revenue Code of 1986 (the "IRC") to certain highly-compensated individuals. The Company funds the Murphy USA SERP through the use of a rabbi trust. The Company's obligations under the Murphy USA SERP are recorded in the financial statements and in the event of the Company's bankruptcy or insolvency, the assets held by the rabbi trust could become subject to the claims of the Company's creditors.

Murphy USA offers limited perquisites to our NEOs consistent with those offered by our peer group. To maximize productivity during travel time of our CEO, the Board has authorized up to 50 hours annually of personal use of Company aircraft for our CEO as part of the total compensation package. The value of such personal use is periodically reported to the Committee and is reported as taxable income to the CEO, with no income tax assistance or gross-ups provided by the Company.

Reportable values for such personal use are based on the incremental costs to the Company, as provided in the "All Other Compensation" column of the Summary Compensation Table included on page 42 in this Proxy Statement.

Other Policies

CEO Severance and Change-in-Control Protection

The Company has not entered into any employment, CIC or termination agreements with its NEOs, other than with the CEO.

In connection with her promotion to CEO and consistent with the Company's practice for its CEO, effective January 1, 2026, the Company entered into a Severance Protection Agreement (the "SPA") with Ms. West. The SPA provides Ms. West with certain severance benefits if her employment is terminated under certain circumstances within 24 months following a CIC. If Ms. West's employment is terminated by Murphy USA "without cause" or by Ms. West for "good reason" within this 24-month window following a CIC (in each case, as defined in the SPA), Ms. West will be entitled to her earned but unpaid compensation, a lump-sum severance payment equal to two times the sum of her base salary (or if greater, the highest rate in effect at any time during the 90-day period before the change-in-control) and target annual bonus, and continued life, accident and health insurance benefits for 24 months following her termination. Ms. West will not be entitled to any "golden parachute" excise tax gross-up payments. The SPA provides for an excise tax cut back to reduce payments to a level such that the excise tax under Sections 280G and 4999 of the IRC will not apply (unless Ms. West would receive a greater amount of severance benefits on an after-tax basis without a cutback, in which case the cutback would not apply). Pursuant to the SPA, Ms. West will be subject to a confidentiality covenant and non-solicitation and non-competition restrictive covenants for 12 months following any such termination.

The Company was previously a party to an SPA with Mr. Clyde in connection with his former role as CEO, which was inherited by Murphy USA in connection with the Spin-Off from prior parent Murphy Oil. In connection with his retirement from the position of President and CEO, Mr. Clyde will not receive any benefits under the SPA.

Clyde Transition and Advisory Services Agreement

In order to ensure a smooth and orderly transition of his duties to Ms. West, the Company entered into a Transition and Advisory Services Agreement (the "Transition Agreement") with Mr. Clyde. Under the Transition Agreement, Mr. Clyde continued employment with Murphy USA as a non-executive employee through February 28, 2026 (the "Transition Date"), and will continue to serve as a non-employee advisor to the Company from the Transition Date through February 28, 2027 (the "Advisory Services Period"). As a non-executive employee, Mr. Clyde continued to receive his annual base salary and employee benefits through the Transition Date. During the Advisory Services Period, Mr. Clyde will receive a consulting fee equal to his annual base salary rate as in effect as of his retirement date payable in monthly installments. As a non-executive employee, Mr. Clyde is not eligible to receive any additional equity awards nor is he eligible to participate in the 2026 AIP. Mr. Clyde's outstanding equity incentive awards will be treated in accordance with their existing terms. In addition, under the terms of Mr. Clyde's Transition Agreement, Mr. Clyde will be subject to non-competition and non-solicitation restrictions during the 18-month period following the date of his transition to the advisor role and perpetual confidentiality restrictions.

"Double-Trigger" Equity Acceleration

Effective with awards granted in 2023 under the 2023 Plan, in the event of a CIC, outstanding equity awards which are assumed or replaced by the acquiring entity will vest in the event the award recipient experiences a qualifying termination within two years of a CIC or if the acquiring entity fails to assume or substitute such awards (commonly referred to as a modified "double-trigger" basis). For awards granted prior to 2023, under the terms of the 2013 Long-Term Incentive Plan, as amended and restated effective as of February 9, 2017, unless otherwise set forth in an applicable award agreement, in the event of a CIC, all outstanding equity awards will vest, become immediately exercisable or payable and have all restrictions lifted. Any performance-based awards will be paid assuming the target level of performance.

Jeff Separation Agreement

In connection with his departure from the Company in 2025, Mr. Jeff entered into a separation agreement which provided for payment of his accrued benefits in exchange for a release of claims in favor of the Company. Pursuant to his separation agreement, Mr. Jeff is subject to perpetual confidentiality and non-disparagement covenants and non-solicitation covenants for two years following his separation. All unvested equity awards held by Mr. Jeff were forfeited pursuant to their terms.

Stock Ownership Guidelines

To further align the interests of our officers with those of our stockholders, the Board expects all officers to display confidence in the Company through the ownership of a significant amount of our stock. Under these guidelines as set forth in the Company's Corporate Governance Guidelines, officers, including our NEOs, are expected to hold Murphy USA common stock having a value that is equivalent to a multiple of each officer's annualized base salary within five years of assuming their position or, in some cases, a shorter period of time as determined by the Executive Compensation Committee. The targeted multiples vary among the executives depending upon their position:

- CEO: 5x annual salary
- EVPs: 3x annual salary
- SVPs: 2x annual salary
- VPs: 1x annual salary

Because the stock ownership guidelines are a multiple of each officer's annualized salary, the value that must be maintained will increase proportionally with salary increases. Officers are expected to achieve targets within five years of assuming their positions. Shares owned directly by the officers, including shares underlying RSUs, those owned indirectly, assuming the officer has an economic interest in the shares, and shares held through our employee benefit plans, including the Savings Plan and deferred compensation plan for executives, are included in calculating ownership levels. Shares underlying stock options and unearned PSUs do not count toward the ownership guidelines. At December 31, 2025, all of our NEOs had met or were on track to comply with these stock ownership guidelines within the applicable five-year period.

Likewise, each non-employee director of our Board is expected to achieve ownership of at least three times their annual cash retainer within five years of service as discussed in the Non-Employee Director Stock Ownership Guidelines and Pledging section of this Proxy Statement on page 20. At December 31, 2025, all of our directors had met or were on track to comply with these stock ownership guidelines within the applicable five-year period.

The Committee will periodically assess these guidelines, monitor director and executive officer ownership levels relative to these guidelines and make recommendations as appropriate.

Pledging Policy

A director or executive officer may not pledge Company securities, including by purchasing Company securities on margin or holding Company securities in a margin account, until he or she has achieved the applicable stock ownership target specified in the Corporate Governance Guidelines. Once such stock ownership target has been achieved, such director or executive officer is permitted to pledge Company securities in compliance with applicable law, so long as all stock owned to satisfy the applicable stock ownership target remains unpledged. Any pledging of shares must be disclosed to the Corporate Secretary and to the Board in advance of such pledging. All of our directors and executive officers are in compliance with our pledging policy.

Prohibition on Hedging

To ensure that Murphy USA directors and executive officers, including our NEOs, bear the full risks of Murphy USA common stock ownership, the Company has adopted a policy that prohibits all directors, officers and employees from entering into hedging transactions that are designed to hedge or speculate on any change in the market value of the Company's securities.

Recoupment and Clawback Policy

In August 2023, the Board adopted a Dodd-Frank Act mandated compensation recovery, or "clawback," policy, providing for the recovery of applicable incentive-based compensation from current and former Section 16 officers of the Company in the event the Company is required to restate its financial results due to the Company's material non-compliance with any financial reporting requirement under the federal securities laws as required by the Dodd-Frank Act and corresponding New York Stock Exchange listing standards.

In addition, our officers are subject to our Supplemental Compensation Recoupment Policy and recoupment provisions in the AIP, 2013 Long-Term

Incentive Plan and the 2023 Omnibus Incentive Plan in the case of certain forfeiture events. Pursuant to such arrangements, if the Company restates its financial statements as a result of negligent, intentional or gross misconduct by the recipient, the Committee may, in its discretion, require that the recipient reimburse the Company with respect to certain cash and/or equity incentive compensation, including both time- and performance-based equity awards. In addition, pursuant to the Company's Supplemental Compensation Recoupment Policy, if the Company restates its financial statements, the Committee may, in its discretion, recoup excess incentive-based compensation from certain senior employees. These misconduct clawback provisions are in addition to our Dodd-Frank Act clawback policy. In addition to the clawback policies described above, our CEO and CFO are subject to any clawbacks that may be required under the Sarbanes-Oxley Act of 2002.

Tax Policy

Section 162(m) of the IRC generally limits the tax deductibility of compensation paid to NEOs to $1 million annually.

The Committee has and will continue to retain the flexibility to design and maintain the executive compensation programs in a manner that is most beneficial to stockholders, emphasizing our pay for performance philosophy, including the payment of compensation that is subject to the deduction limits under Section 162(m).

Role of the Compensation Consultant

The Committee has retained Mercer (US) LLC ("Mercer") as its independent compensation consultant. Mercer provides executive and director compensation consulting services to the Committee, regularly attends Committee meetings, reports directly to the Committee on matters relating to compensation for our NEOs and participates in executive sessions without management present. Mercer provides advice and analyses to the Committee on the design and level of executive and director compensation. In connection with their services to the Committee, Mercer works with executive management and the corporate human resources team as directed by the Committee to formalize proposals for the Committee. The Committee has assessed the independence of Mercer pursuant to SEC rules and concluded that Mercer's work for the Committee does not raise any conflicts of interest.

Compensation-Based Risk Assessment

In February 2026, the Committee completed a review of the Company's policies and practices of compensating its employees (including non-executives) as they relate to the Company's risk management profile to determine whether these policies and practices create risks that are reasonably likely to have a material adverse effect on the Company. As a result of this review, the Committee concluded that any risks arising from the Company's compensation policies and practices for its employees were not reasonably likely to have a material adverse effect on the Company.

Compensation Committee Report

The Executive Compensation Committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based on the review and discussions, the Executive Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company's Proxy Statement.

Executive Compensation Committee:
Claiborne P. Deming (Chair)
David L. Goebel
James W. Keyes
Michael G. Kulp
Diane N. Landen
David B. Miller
R. Madison Murphy
Jack T. Taylor

EXECUTIVE COMPENSATION

Further information with respect to the compensation paid to the NEOs is set forth in the following tables:

2025 Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)	STOCK AWARDS[3] ($)	OPTION AWARDS[4] ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION[5] ($)	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS[6] ($)	ALL OTHER COMPENSATION[7] ($)	TOTAL ($)
R. Andrew Clyde[1] CEO	2025	1,365,001	—	6,386,072	1,879,654	1,584,766	—	546,608	11,762,101
	2024	1,255,614	—	6,425,135	1,914,913	1,018,931	—	462,583	11,077,176
	2023	1,268,963	—	4,928,555	1,531,569	2,430,808	—	398,234	10,558,129
Mindy K. West[1] President & COO	2025	836,154	—	2,073,400	616,280	647,184	53,148	199,687	4,425,853
	2024	760,385	—	1,896,860	564,018	401,225	—	233,773	3,856,261
	2023	747,917	—	1,071,425	336,414	816,277	66,737	204,725	3,243,495
Donald R. Smith Jr.[2] Interim CFO; VP, CAO & Treasurer	2025	411,154	—	331,744	92,442	159,117	758	94,304	1,089,519
Chris A. Click EVP Strategy, Growth & Innovation	2025	592,308	—	829,360	231,105	343,835	—	112,936	2,109,544
	2024	515,161	—	745,195	228,293	206,908	—	103,974	1,799,531
	2023	466,667	—	471,427	150,501	419,440	—	87,952	1,595,987
Renee M. Bacon SVP S&O & CMO	2025	521,924	—	580,552	169,477	282,778	—	130,035	1,684,766
	2024	483,587	—	608,697	174,083	183,135	—	118,256	1,567,758
	2023	482,917	—	514,284	150,501	434,046	—	109,616	1,691,364
C. Galagher Jeff[2] Former EVP & CFO	2025	597,933[8]	—	912,296	261,919	—	—	38,140	1,810,288
	2024	476,539	420,000[9]	804,563	227,520	193,356	—	150,351	2,272,329

(1) Effective December 31, 2025, Mr. Clyde retired as the Company's CEO and from the Board of Directors. Effective October 23, 2025, Ms. West, the Company's EVP and COO, was appointed to also serve as the Company's President and, effective January 1, 2026, was appointed as the Company's CEO and a member of the Board of Directors. In connection with her appointment to President of the Company, Ms. West's salary was increased from $830,000 to $900,000.

(2) Mr. Jeff departed the Company effective October 14, 2025 and, effective as of such date, Mr. Smith, the Company's VP, CAO and Treasurer was appointed to also serve as the Company's interim CFO.

(3) The amounts shown represent the grant-date fair value of both PSU, RSU and dividend equivalent unit awards granted in 2023, 2024 and 2025 as computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures, as more fully described in the Incentive Plans footnote to the consolidated financial statements included in our Annual Report on Form 10-K for the years ended December 31, 2023, December 31, 2024, and December 31, 2025. Amounts shown relating to PSUs and related dividend equivalent units were calculated based on the probable outcome of performance conditions as of the grant date, which was the target level, computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures. For the 2025 grant, if the maximum payout were shown for the PSUs and related dividend equivalent units, the expense amounts that would be recognized would be: $6,386,072 for Mr. Clyde, $2,073,400 for Ms. West, $331,744 for Mr. Smith, $829,360 for Mr. Click, $580,552 for Ms. Bacon, and $912,296 for Mr. Jeff, although the value of the actual payout to the NEO would depend on the stock price at the time of the payout. If the minimum payout were used, the amounts for PSUs and related dividend equivalent units would be reduced to zero. The RSUs and related dividend equivalent units generally vest three years from the date of grant of the RSUs. The PSUs and related dividend equivalent units vest three years from the date of grant of the PSUs based on the Company's performance relative to two equally-weighted metrics, ROACE and TSR relative to its peers. There is no assurance that the value realized by the NEO will be at or near the value included in the table.

(4) The amounts shown represent the grant-date fair value as computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures, as more fully described in the Incentive Plans footnote to our consolidated financial statements included in our Annual Report on Form 10-K for the years ended December 31, 2023, December 31, 2024, and December 31, 2025. Options granted generally vest in two equal installments on the second and third anniversaries of the grant date. The options are exercisable for a period of seven years from the date of grant. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance that the value realized by each NEO will be at or near the value disclosed.

(5) Amounts shown for 2025 reflect payments under our AIP, which were paid in March 2026. Amounts shown for 2024 reflect payments under our AIP, which were paid in March 2025. Amounts shown for 2023 reflect payments under our AIP, which were paid in March 2024.

(6) The amounts shown in this column reflect for Ms. West and Mr. Smith the annual change in accumulated benefits under their accounts in the Murphy Oil Supplemental Executive Retirement Plan ("Murphy Oil SERP"), liability for which was assumed by Murphy USA in connection with the Spin-Off. See Pension Benefits Table included on page 47 in this Proxy Statement for more information. There are no deferred compensation earnings reported in this column, as the Company's non-qualified deferred compensation plans do not provide above-market or preferential earnings. See the 2025 Non-qualified Deferred Compensation Table included on page 48 in this Proxy Statement for more information. Where the annual change in accumulated benefits was negative, it was excluded from this column and from the Summary Compensation Table Total column.

(7) We offer limited perquisites to our NEOs which, together with Company contributions to our qualified savings and nonqualified defined contribution plans, comprise the All Other Compensation column. In 2025, the total amounts were as follows:

NAME	TOTAL CONTRIBUTION TO DC PLANS[a] ($)	TERM LIFE[b] ($)	OTHER[c] ($)
R. Andrew Clyde	413,536	636	132,436
Mindy K. West	189,936	636	9,115
Donald R. Smith, Jr.	67,279	636	26,389
Chris A. Click	100,961	636	11,339
Renee M. Bacon	95,492	636	33,907
C. Galagher Jeff	32,126	514	5,500

(a) Company contributions to qualified and nonqualified defined contribution plans.
(b) Benefit attributable to Company-provided term life insurance policy.
(c) Amounts reported in this column for 2025 for our NEOs reflect the following: (A) for Mr. Clyde, the amount shown includes (i) $96,221 for personal use of corporate aircraft based on the aggregate incremental cost to the Company (as described below), (ii) $35,200 of Company contributions made on his behalf to charitable organizations under the Company's gift matching program, and (iii) supplemental insurance premiums; (B) for Mr. Smith, the amount shown includes (i) $14,188 of financial services assistance (inclusive of tax equalization payments relating thereto), (ii) $6,841 of Company contributions made on his behalf to charitable organizations under the Company's gift matching program, (iii) $4,345 of Company paid country club membership fees (inclusive of tax equalization payments relating thereto) and (iv) supplemental insurance premiums; (C) for Mr. Click, the amount shown includes (i) $4,603 relating to the cost of an annual executive physical, (ii) $5,720 of Company contributions made on his behalf to charitable organizations under the Company's gift matching program, and (iii) supplemental insurance premiums; and (D) for Ms. Bacon, the amount shown includes (i) $23,550 of Company contributions made on her behalf to charitable organizations under the Company's gift matching program, (ii) $5,000 for the value associated with personal use of a company vehicle, (iii) $4,342 relating to the cost of an annual executive physical and (iv) supplemental insurance premiums. The aggregate incremental cost to the Company relating to personal use of the corporate aircraft is calculated by multiplying, for each trip, the statutory miles times the 12-month average direct cost per statutory mile for the airplane used. The direct costs utilized in the calculation include: travel expenses for the aviation crew, communications expenses, landing fees, fuel and lubrication, contract maintenance and repairs, and the provision allocated for the overhaul of the engines.
(8) The amount of Mr. Jeff's base salary for 2025 includes the payment of Mr. Jeff's accrued but unused vacation in the amount of $62,500 in connection with his departure during 2025.
(9) The amount reported represents a one-time cash bonus in the amount of $420,000, intended as "make whole" compensation for the estimated value of cash compensation that Mr. Jeff forfeited in connection with his departure from his prior employer.

Grants of Plan-Based Awards in 2025

The following table provides information regarding both equity and non-equity incentive plan awards granted to each NEO during 2025. All awards are described in more detail in the Compensation Discussion and Analysis section beginning on page 27 in this Proxy Statement.

NAME	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS[3] (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)	GRANT-DATE FAIR VALUE OF STOCK AND OPTION AWARDS[4] ($)
		THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)				
R. Andrew Clyde		1,023,751	2,047,501	4,095,002							
	02/12/25				3,850	7,700	15,400				4,491,025
	02/12/25							3,850			1,895,047
	02/12/25								12,200	492.22	1,879,654
Mindy K. West		418,077	836,154	1,672,308							
	02/12/25				1,250	2,500	5,000				1,458,125
	02/12/25							1,250			615,275
	02/12/25								4,000	492.22	616,280
Donald R. Smith, Jr.		102,789	205,577	411,154							
	02/12/25				200	400	800				233,300
	02/12/25							200			98,444
	02/12/25								600	492.22	92,442
Chris A. Click		222,116	444,231	888,462							
	02/12/25				500	1,000	2,000				583,250
	02/12/25							500			246,110
	02/12/25								1,500	492.22	231,105
Renee M. Bacon		182,674	365,347	730,694							
	02/12/25				350	700	1,400				408,275
	02/12/25							350			172,277
	02/12/25								1,100	492.22	169,477
C. Galagher Jeff		200,788	401,575	803,150							
	02/12/25				550	1,100	2,200				641,575
	02/12/25							550			270,721
	02/12/25								1,700	492.22	261,919

(1) Threshold and maximum awards are based on the provisions in our AIP. Actual awards earned can range from 0 to 200 percent of the target awards. The Committee retains the authority to make awards under the program and to use its judgment in adjusting awards downward. Actual payouts for 2025 are reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table" included in this Proxy Statement.

(2) Threshold and maximum awards are based on the provisions of the PSU award agreements. Actual PSU awards earned can range from 0 to 200 percent of the target awards.

(3) Amounts reflect time-based RSUs, which generally cliff-vest three years after their grant date.

(4) The amounts in this column in respect of the RSUs, PSUs and stock option awards reflect their aggregate grant-date fair values, calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The amounts in this column in respect of the PSUs were calculated based on the probable outcome of the performance condition as of the grant date, which is at the target level, in accordance with FASB ASC Topic 718. For option awards, these amounts represent the grant-date fair value of the option awards using a Black-Scholes-Merton based methodology. The actual value realized by each NEO for these annual equity awards depends on market prices at the time of exercise. There is no assurance that the value realized by each NEO will be at or near the value included in the table. Assumptions used in the calculation of these amounts are more fully described in the Incentive Plans footnote to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2025.

Outstanding Equity Awards at Fiscal Year End 2025

The following table illustrates outstanding Murphy USA annual equity awards (stock options, RSUs and PSUs) for each NEO as of December 31, 2025.

NAME[1]	GRANT DATE	OPTION AWARDS — NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE[2] (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION (MM/DD/YY) DATE	STOCK AWARDS — NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[3] (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[4] ($)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[5] (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[4] ($)
R. Andrew Clyde[7]	02/05/20	35,600	—	106.72	02/05/27				
	02/10/21	36,600	—	126.00	02/10/28				
	02/09/22	25,900	—	181.18	02/09/29				
	02/08/23	8,650	8,650	263.48	02/08/30				
	02/14/24	—	14,300	391.54	02/14/31				
	02/12/25	—	12,200	492.22	02/12/32				
	02/08/23					5,833	2,353,732		
	02/14/24					4,795	1,934,878		
	02/12/25					3,871	1,562,026		
	02/08/23					19,282[6]	7,780,673		
	02/14/24							19,180	7,739,514
	02/12/25							15,484	6,248,104
Mindy K. West	02/06/19	8,000	—	76.15	02/06/26				
	02/05/20	9,200	—	106.72	02/05/27				
	02/10/21	9,100	—	126.00	02/10/28				
	02/09/22	5,600	—	181.18	02/09/29				
	02/08/23	1,900	1,900	263.48	02/08/30				
	02/15/24	—	4,200	392.66	02/15/31				
	02/12/25	—	4,000	492.22	02/12/32				
	02/08/23					1,269	512,067		
	02/14/24					1,414	570,577		
	02/12/25					1,257	507,225		
	02/08/23					4,191[6]	1,691,152		
	02/14/24							5,656	2,282,309
	02/12/25							5,028	2,028,899
Donald R. Smith, Jr.	02/10/21	2,000	—	126.00	02/10/28				
	02/09/22	1,200	—	181.18	02/09/29				
	02/08/23	450	450	263.48	02/08/30				
	02/14/24	—	800	391.54	02/14/31				
	02/12/25	—	600	492.22	02/12/32				
	02/08/23					305	123,074		
	02/14/24					253	102,091		
	02/12/25					202	81,511		
	02/08/23					1,005[6]	405,538		
	02/14/24							1,012	408,362
	02/12/25							808	326,044

		OPTION AWARDS				STOCK AWARDS			
NAME[1]	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE[2] (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION (MM/DD/YY) DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[3] (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[4] ($)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[5] (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[4] ($)
Chris A. Click	02/09/22	1,200	—	181.18	02/09/29				
	02/08/23	850	850	263.48	02/08/30				
	02/15/24	—	1,700	392.66	02/15/31				
	02/12/25	—	1,500	492.22	02/12/32				
	02/08/23					558	225,164		
	02/15/24					556	224,357		
	02/12/25					503	202,971		
	02/08/23					1,843[6]	743,687		
	02/15/24							2,224	897,428
	02/12/25							2,012	811,882
Renee M. Bacon	02/09/22	2,600	—	181.18	02/09/29				
	02/08/23	850	850	263.48	02/08/30				
	02/14/24	—	1,300	391.54	02/14/31				
	02/12/25	—	1,100	492.22	02/12/32				
	02/08/23					609	245,744		
	02/14/24					455	183,602		
	02/12/25					352	142,039		
	02/08/23					2,011[6]	811,479		
	02/14/24							1,820	734,406
	02/12/25							1,408	568,156

(1) In connection with Mr. Jeff's departure from the Company, effective as of October 14, 2025, all of his outstanding equity awards were forfeited in accordance with their terms, and thus, Mr. Jeff did not hold any outstanding equity awards as of December 31, 2025.

(2) Stock options vest 50 percent on the two-year anniversary of the original grant date with the remaining 50 percent vesting on the three-year anniversary of the original grant date. All options expire seven years after the original grant date.

(3) RSUs generally vest on the three-year anniversary of the date on which they were originally granted.

(4) Value was determined based on a December 31, 2025 closing stock price of $403.52 per share.

(5) The amounts shown represent the number of outstanding PSUs that remain subject to performance conditions. These numbers represent PSUs that each NEO would receive assuming the performance conditions are achieved at maximum (200 percent). The actual numbers of PSUs earned at the end of the performance period will be based on Company performance. To the extent earned, these outstanding PSUs will cliff-vest on the three-year anniversary of the grant date once results have been certified.

(6) Reflects the number of PSUs determined to be earned for the performance period ended December 31, 2025, which were vested and settled early in 2026.

(7) Effective as of December 31, 2025, Mr. Clyde retired as the Company's CEO and from the Board of Directors. Mr. Clyde's equity incentive awards will be treated in accordance with their existing terms.

Option Exercises and Stock Vested in 2025

The following table summarizes the value received by each NEO from stock option exercises and stock grants that vested during 2025.

NAME	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE[1] ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING[2] ($)
R. Andrew Clyde	22,300	7,093,184	37,011	18,027,922
Mindy K. West	4,100	1,241,480	7,858	3,827,607
Donald R. Smith, Jr.	—	—	1,773	863,627
Chris A. Click	—	—	3,548	1,728,223
Renee M. Bacon	—	—	3,548	1,728,223
C. Galagher Jeff	—	—	—	—

(1)   The value shown reflects the pre-tax gain realized upon the exercise of options, which is the difference between the fair market value on the date of exercise and the exercise price of the options.

(2)   The amounts shown in this column reflect the pre-tax gain realized upon vesting of RSUs and PSUs, which is the fair market value of the shares on the date of vesting.

2025 Pension Benefits Table

The following table presents the value of the frozen accrued benefits of the NEOs under the defined benefit portion of the Murphy Oil SERP, liability for which was assumed by Murphy USA in connection with the Spin-Off. Murphy Oil remains responsible for all accrued benefits to our NEOs under the tax-qualified Murphy Oil Retirement Plan.

NAME	PLAN NAME[1]	NUMBER OF YEARS OF CREDITED SERVICE[2] (#)	PRESENT VALUE OF ACCUMULATED BENEFIT ($)	PAYMENTS DURING LAST FISCAL YEAR ($)
R. Andrew Clyde	—	—	—	—
Mindy K. West	Murphy USA Supplemental Executive Retirement Plan	17.247	792,083	—
Donald R. Smith, Jr.	Murphy USA Supplemental Executive Retirement Plan	1.997	10,958	—
Chris A. Click	—	—	—	—
Renee M. Bacon	—	—	—	—
C. Galagher Jeff	—	—	—	—

(1)   Liabilities for benefits accrued for NEOs and other executive employees under the defined contributions portion of the Murphy Oil SERP were transferred to the Murphy USA SERP effective on the date of the Spin-Off and are included in the "2025 Non-Qualified Deferred Compensation Table" that follows.

(2)   The number of years of credited service reflects the frozen number of years of service credited under the Murphy Oil SERP through the date of the Spin-Off.

The accrued benefits presented above are based on a final-average-earnings calculation. Frozen final average earnings which could not be included under a tax-qualified retirement plan were as follows: for Ms. West, $286,153 and for Mr. Smith $41,103. The following assumptions were used in determining the present value amounts at December 31, 2025:

•   Discount Rate – 5.7%
•   Mortality Table – Pri-2012 White Collar Amount-Weighted Mortality Table projected generationally with MP-2021 mortality improvement scale
•   Assumed retirement date at age 62

2025 Non-Qualified Deferred Compensation Table

The following table includes the value of the accrued benefits of the NEOs under the defined contribution portion of the Murphy Oil SERP, liability for which was assumed by Murphy USA in connection with the Spin-Off, as well as the benefits accrued by the NEOs under the Murphy USA SERP from the date of the Spin-Off, through December 31, 2025.

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FISCAL YEAR[1] ($)	REGISTRANT CONTRIBUTIONS IN LAST FISCAL YEAR[2] ($)	AGGREGATE EARNINGS IN LAST FISCAL YEAR ($)	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($)	AGGREGATE BALANCE AT LAST FYE[2] ($)
R. Andrew Clyde	313,950	360,972	(1,667,809)	—	12,465,362
Mindy K. West	66,893	141,522	462,863	—	3,065,038
Donald R. Smith, Jr.	24,670	20,260	22,878	—	821,819
Chris A. Click	11,847	51,482	30,772	—	241,290
Renee M. Bacon	31,316	48,341	272,101	—	2,121,350
C. Galagher Jeff	49,975	28,641	14,933	—	115,542

(1)   The executive contributions in the last fiscal year have been included in the "Salary" column for the NEO in the 2025 Summary Compensation Table.
(2)   The registrant contributions in the last fiscal year have been included in the "All Other Compensation" for the NEO in the 2025 Summary Compensation Table.

Potential Payments Upon Termination or Termination in Connection with a Change-in-Control

The Company does not have employment, CIC or termination agreements with its NEOs other than the SPA with the CEO. Effective with annual equity awards granted in 2023, in the event of a CIC, all outstanding equity awards which are assumed or replaced by the acquiring entity will not vest unless the award recipient also experiences a qualifying termination within two years of a CIC commonly referred to as a "modified double-trigger" basis. However, for awards granted prior to 2023, upon a CIC, all outstanding equity awards shall vest and become immediately exercisable or payable, or have all restrictions lifted that apply to the type of award, with any performance-based awards being paid at the target level of performance.

For a description of the SPA with our current CEO, please see page 39 above.

"Double-Trigger" Equity Acceleration

Pursuant to the terms of the applicable annual equity award agreements, the NEOs are entitled to accelerated vesting of all or a portion of their outstanding annual equity awards in the event of certain qualifying terminations of employment outside the context of a CIC. These termination provisions are consistent with the termination provisions included in annual equity awards with non-NEO award recipients. In the event of an NEO's involuntary termination without cause, RSUs granted in 2023 or later will accelerate on a pro-rata basis and all other unvested annual equity awards (including options, PSUs and RSUs granted prior to 2023) will be forfeited. In the event of an NEO's termination due to death or disability, (i) RSUs granted in 2023 or later will accelerate in full and all other unvested RSUs (including those granted prior to 2023) will accelerate on a pro-rata basis, (ii) PSUs will vest on a pro-rata basis, subject to actual performance measured at the end of the applicable performance period, and (iii) stock options granted in 2023 or later will accelerate in full and all other unvested stock options (including unvested stock options granted prior to 2023) will be forfeited. In the event of an NEO's retirement, then (i) RSUs granted in 2023 or later will accelerate in full so long as such retirement is more than one year from the grant date (or else the award is forfeited), and all other unvested RSUs (including RSUs granted prior to 2023) will accelerate on a pro-rata basis, (ii) PSUs will vest on a pro-rata basis, subject to actual performance measured at the end of the applicable performance period, and (iii) stock options granted in 2023 or later will accelerate in full (so long as such retirement is more than one year from the grant date (or else the award is forfeited)) and all other unvested stock options (including unvested stock options granted prior to 2023) will be forfeited.

The Company has no other agreement, contract, plan or arrangement, written or unwritten, that provides for potential payments to any other NEOs upon termination or a CIC.

The following table presents estimated amounts that would have been payable to our NEOs if the described event had occurred on December 31, 2025, the last business day of the last fiscal year.

Benefits that would be available generally to all salaried employees are not included in the amounts shown.

NAME[1]	CATEGORY	CHANGE OF CONTROL (NO QUALIFIED TERMINATION) ($)	QUALIFIED TERMINATION WITH A CHANGE OF CONTROL ($)	DEATH OR DISABILITY ($)	RETIREMENT ($)	TERMINATION WITHOUT CAUSE ($)
R. Andrew Clyde	Severance[2]	—	—	—	—	—
	Non-Equity Compensation[3]	1,584,766	1,584,766	1,584,766	1,584,766	1,584,766
	Unvested & Accelerated[4]					
	Full Value Awards	—	17,550,688	13,853,645	12,291,698	4,001,708
	Stock Options	—	1,382,660	1,382,660	1,382,660	—
Mindy K. West	Non-Equity Compensation[3]	647,184	647,184	647,184	647,184	647,184
	Unvested & Accelerated[4]					
	Full Value Awards	—	4,766,976	3,622,733	3,115,607	1,016,870
	Stock Options	—	311,688	311,688	311,688	—
Donald R. Smith, Jr.	Non-Equity Compensation[3]	159,117	159,117	159,117	—	159,117
	Unvested & Accelerated[4]					
	Full Value Awards	—	917,286	723,809	—	209,023
	Stock Options	—	72,602	72,602	—	—
Chris A. Click	Non-Equity Compensation[3]	343,835	343,835	343,835	—	343,835
	Unvested & Accelerated[4]					
	Full Value Awards	—	1,955,972	1,500,190	—	424,100
	Stock Options	—	137,496	137,496	—	—
Renee M. Bacon	Non-Equity Compensation[3]	282,778	282,778	282,778	—	282,778
	Unvested & Accelerated[4]					
	Full Value Awards	—	1,712,623	1,369,844	—	399,485
	Stock Options	—	134,608	134,608	—	—

(1) Mr. Jeff is not included in the above table due to his departure from the Company, effective as of October 14, 2025, and therefore was not eligible for any potential payment upon termination or in connection with a change-in-control occurring as of December 31, 2025. For more information regarding the separation agreement he entered into in connection with his departure, please see page 40 of this Proxy Statement.

(2) Effective December 31, 2025, Mr. Clyde retired from his role as CEO, and did not receive any severance in connection with such retirement, nor is he entitled to any change-in-control payments under his SPA. Additionally, Mr. Clyde is not entitled to any severance benefits nor change-in-control payments pursuant to the Transition Agreement, other than continued vesting of his outstanding equity awards.

(3) Non-equity compensation is calculated under the terms of the AIP. Although actual awards, if any, are subject to attaining certain performance-based targets, for purposes of this table, non-equity compensation is calculated based on actual awards earned in 2025.

(4) Reflects accelerated vesting of unvested equity awards under the applicable scenario, as described in more detail above.

2025 Pay Ratio Disclosure

Pay Ratio

In accordance with the requirements of Section 953(b) of the Dodd-Frank Act and Item 402(u) of Regulation S-K (which we collectively refer to as the "Pay Ratio Rule"), we are providing the following estimated information for 2025:

- the median of the annual total compensation of all of our employees (except our Chief Executive Officer) was $19,571; our median employee is a part-time store employee;

- the annual total compensation of our Chief Executive Officer was $11,762,101; and

- the ratio of these two amounts was 601 to 1; we believe that this ratio is a reasonable estimate calculated in a manner consistent with the requirements of the Pay Ratio Rule.

SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and apply various assumptions and, as a result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

Methodology for Identifying Our "Median Employee"

To identify the median of the annual total compensation of all of our employees (other than our Chief Executive Officer), we first identified our total employee population from which we determined our "median employee." We selected our "median employee" as of December 31, 2025, from our employee population of 16,838 individuals. As a marketer of retail motor fuel products and convenience merchandise through retail stores, over one-half of our employee population on this date was comprised of part-time employees.

To identify our "median employee" from our total employee population, we compared our employees' total cash compensation for 2025 (which included base wages and any additional cash awards). In making this determination, we annualized the compensation of full-time and part-time employees who were hired in 2025 but did not work for us for the entire fiscal year. We identified our "median employee" using this compensation measure, which was consistently applied to all our employees included in the calculation.

Determination of Annual Total Compensation of Our "Median Employee" and Our CEO

Once we identified our "median employee," we then calculated such employee's annual total compensation for 2025 using the same methodology we used for purposes of determining the annual total compensation of our NEOs for 2025 (as set forth in the 2025 Summary Compensation Table on page 42 of this Proxy Statement).

Our Chief Executive Officer's annual total compensation for 2025 for purposes of the Pay Ratio Rule is equal to the amount reported in the "Total" column in the 2025 Summary Compensation Table.

Pay Versus Performance

The following table sets forth the compensation for our Principal Executive Officer ("PEO" or "CEO") and the average compensation for our other NEOs (non-PEO NEOs), both as reported in the Summary Compensation Table ("SCT") and with certain adjustments to reflect the "compensation actually paid" ("CAP") to such individuals, as defined under SEC rules, for of the years ended December 31, 2025, 2024, 2023, 2022 and 2021. The table also provides information on our cumulative total stockholder return ("TSR"), the cumulative TSR of our peer group, Net Income and our Company Selected Measure, Adjusted EBITDA, over these years in accordance with SEC rules.

Murphy USA's compensation program is focused on aligning pay with performance. Adjusted EBITDA, which encompasses all the moving parts of our business, serves as the largest component of the AIP, and half of our PSU program, and is a driving factor in ROACE. For detail on our executive compensation programs, see the Compensation Discussion and Analysis section beginning on page 27.

CAP, like compensation disclosed in the SCT, does not necessarily reflect the target value of compensation as approved by our Executive Compensation Committee or value of compensation realized by our executives based on Company and individual performance. Our Executive Compensation Committee has not used CAP as a basis for making compensation decisions. In addition, a significant portion of the CAP amounts shown relate to changes in values of unvested awards since they were awarded due to changes in our stock price. These unvested awards remain subject to significant risk from forfeiture conditions and possible future changes in value based on changes in our stock price. As described in detail in the Compensation Discussion and Analysis, our PSUs are subject to multi-year performance conditions tied to two performance metrics and all of our annual equity awards are subject to time vesting conditions. The ultimate values actually realized by our NEOs from unvested annual equity awards, if any, will not be determined until the awards fully vest. Please refer to the Compensation Discussion and Analysis for a discussion of our executive compensation program objectives and the ways in which we align executive compensation with performance.

YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR PEO[1] ($)	COMPENSATION ACTUALLY PAID TO PEO[2] ($)	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOs[3] ($)	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOs[4] ($)	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:		NET INCOME (IN MILLIONS)[6] ($)	ADJUSTED EBITDA (IN MILLIONS)[7] ($)
					TOTAL SHAREHOLDER RETURN[5] ($)	PEER GROUP TOTAL SHAREHOLDER RETURN[5] ($)		
2025	11,762,101	(6,283,374)	2,223,994	(293,153)	316.64	143.95	470.6	1,019.4
2024	11,077,176	34,569,788	2,205,474	4,867,595	434.92	188.41	502.5	1,006.8
2023	10,558,129	24,863,240	2,034,908	4,042,881	308.75	168.04	556.8	1,058.5
2022	10,357,375	30,079,550	2,014,941	4,755,789	242.30	138.26	672.9	1,190.9
2021	8,638,157	26,515,786	1,929,664	3,839,836	171.82	202.49	396.9	828.0

(1) Compensation for our PEO, R. Andrew Clyde, reflects the amounts reported in the "Summary Compensation Table" for the respective years.
(2) The dollar amounts shown in this column reflect "compensation actually paid" for the PEO calculated in accordance with SEC rules. As required, the dollar amounts include (among other items) unpaid amounts of equity compensation that may be realizable in future periods, and as such, the dollar amounts shown do not fully represent the actual final amount of compensation earned or actually paid to the individual during the applicable years. The adjustments made to Mr. Clyde's total compensation for each year to determine CAP are shown in tables below. For information regarding the decisions made by our Executive Compensation Committee in regards to the Mr. Clyde's compensation for fiscal year 2025, see the Compensation Discussion and Analysis section beginning on page 27.

PEO – Reconciliation of SCT Total to CAP Total[a]

YEAR	SCT TOTAL ($)	MINUS: GRANT DATE FAIR VALUE OF AWARDS GRANTED DURING YEAR[b] ($)	PLUS: FAIR VALUE OF EQUITY CALCULATED USING SEC METHODOLOGY[c] ($)	MINUS: CHANGE IN ACTUARIAL VALUE OF PENSION BENEFITS DURING YEAR ($)	CAP TOTAL ($)
2025	11,762,101	8,265,726	(9,779,749)	—	(6,283,374)
2024	11,077,176	8,340,048	31,832,660	—	34,569,788
2023	10,558,129	6,460,124	20,765,235	—	24,863,240
2022	10,357,375	5,869,983	25,592,158	—	30,079,550
2021	8,638,157	5,060,085	22,937,714	—	26,515,786

(a) As shown in these tables, the CAP totals represent the SCT totals for the applicable year but are adjusted as required by SEC rules to (1) include the fair value of current and prior year annual equity awards that are outstanding, vested or forfeited during the applicable year, instead of the grant-date value of awards granted during the applicable year, and (2) exclude any positive aggregate change in the actuarial present value of all defined benefit pension plan benefits for the applicable year. We note the SEC rules also require CAP to include any actuarially determined service cost or prior service cost under pension plans for services rendered by the executive during the applicable year. However, our PEO has never participated in any pension plans while with the Company.
(b) Represents the total of the amounts reported in Stock Awards and Option Awards columns of the SCT for the applicable year.
(c) The fair value of equity component of the CAP calculation was determined in accordance with SEC methodology for this disclosure. Unlike the SCT on page 42, which requires us to show the grant-date value of annual equity awards granted during the applicable year, the CAP table requires us to calculate equity fair value as follows:
  • for awards granted during the applicable year (and which are still outstanding and unvested), the year-end fair value; plus
  • for awards granted during prior years that were still outstanding and unvested as of the applicable year-end, the change in fair value as of the applicable year-end compared against the prior year-end; plus
  • for awards granted in prior years that vested during the applicable year, the change in fair value as of the vesting date compared against the prior year-end; plus
  • for any awards granted in the applicable year that vested during the applicable year, the fair value as of the vesting date; plus
  • the dollar value of any dividends or other earnings paid on stock or option awards in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year; minus
  • for awards granted in prior years that were forfeited during the applicable year, the fair value as of the prior year-end.

PEO – CAP Fair Value of Equity Calculation

YEAR	YE FAIR VALUE OF CURRENT YEAR AWARDS UNVESTED AS OF YE ($)	PLUS: CHANGE IN FAIR VALUE AS OF YE FOR PRIOR YEAR AWARDS UNVESTED AS OF YE ($)	PLUS: CHANGE IN FAIR VALUE AS OF VESTING DATE FOR PRIOR YEAR AWARDS THAT VESTED DURING THE YEAR ($)	PLUS: FAIR VALUE AS OF VESTING DATE FOR CURRENT YEAR AWARDS THAT VESTED DURING THE YEAR ($)	PLUS: DIVIDEND EQUIVALENTS PAID DURING THE YEAR NOT OTHERWISE INCLUDED IN TOTAL COMPENSATION ($)	MINUS: FAIR VALUE AS OF PRIOR YE FOR PRIOR YEAR AWARDS FORFEITED DURING THE YEAR ($)	VALUE OF EQUITY FOR CAP PURPOSES ($)
2025	4,163,197	(13,233,858)	(958,006)	—	248,918	—	(9,779,749)
2024	14,593,796	14,192,333	2,736,040	—	310,491	—	31,832,660
2023	12,282,968	9,574,342	(1,264,654)	—	172,579	—	20,765,235
2022	13,688,240	13,509,920	(1,701,122)	—	95,120	—	25,592,158
2021	11,894,697	11,368,046	(333,974)	—	8,945	—	22,937,714

(3) Reflects the average total compensation for non-PEO NEOs as calculated in the SCT for each of the years shown. Our non-PEO NEOs included in the table above includes the following named executive officers: (i) in 2025 Mindy K. West, Donald R. Smith Jr., Renee M. Bacon, Chris A. Click and C. Galagher Jeff, (ii) in 2024, Mindy K. West, C. Galagher Jeff, Renee M. Bacon, Robert J. Chumley and Chris A. Click, (iii) in 2023, Mindy K. West, Renee M. Bacon, Robert J. Chumley and Chris A. Click, (iv) in 2022, Mindy K. West, Renee M. Bacon, Robert J. Chumley and Blake H. Segal and (v) in 2021, Mindy K. West, Terry P. Hatten, Renee M. Bacon, Robert J. Chumley, and John A. Moore.

(4) The dollar amounts shown in this column reflect average "compensation actually paid" for the non-PEO NEOs calculated in accordance with SEC rules. As required, the dollar amounts include (among other items) unpaid amounts of equity compensation that may be realizable in future periods, and as such, the dollar amounts shown do not fully represent the actual final amount of compensation earned or actually paid to the individual during the applicable years. The adjustments made to the non-PEO NEOs' total compensation for each year to determine CAP are shown in tables below. For information regarding the decisions made by our Executive Compensation Committee in regards to the non-PEO NEOs compensation for fiscal year 2025, see the Compensation Discussion and Analysis section beginning on page 27.

Non-PEO NEOs (Average) – Reconciliation of SCT Total to CAP Total[a]

YEAR	SCT TOTAL ($)	MINUS: GRANT DATE FAIR VALUE OF AWARDS GRANTED DURING YEAR[b] ($)	PLUS: FAIR VALUE OF EQUITY CALCULATED USING SEC METHODOLOGY[c] ($)	MINUS: CHANGE IN ACTUARIAL VALUE OF PENSION BENEFITS DURING YEAR ($)	CAP TOTAL ($)
2025	2,223,994	1,219,715	(1,286,651)	10,781	(293,153)
2024	2,205,474	1,206,402	3,868,523	—	4,867,595
2023	2,034,908	829,120	2,853,777	16,684	4,042,881
2022	2,014,941	746,020	3,486,868	—	4,755,789
2021	1,929,664	684,245	2,595,545	1,128	3,839,836

(a) The CAP total figures were calculated using the same methodology described above in footnote (a) to the PEO "Reconciliation of SCT Total to CAP Total" tables shown above. The aggregate change in actuarial present value of accumulated benefit under pension plans reflects the amount reported for the applicable year in the SCT; the amounts shown reflect the annual change in accumulated benefits for the applicable non-PEO NEOs' accounts in the Murphy Oil Supplemental Executive Retirement Plan ("Murphy Oil SERP"), liability for which was assumed by Murphy USA in connection with the Spin-Off. However, given that the Murphy Oil SERP has been frozen, there is no applicable service cost or prior service cost to report under the plan.

(b) Represents the average total of the amounts reported in the Stock Awards and Option Awards columns of the SCT for these NEOs for the applicable year.

(c) The fair value of equity component of the CAP calculation was determined using the same methodology described above in footnote (c) to the PEO "Reconciliation of SCT Total to CAP Total" table shown above, using averages for the included non-PEO NEOs. The specific calculations for the included non-PEO NEOs for the relevant years are shown in the table below.

Non-PEO NEOs (Average) – CAP Fair Value of Equity Calculation

YEAR	YE FAIR VALUE OF CURRENT YEAR AWARDS UNVESTED AS OF YE ($)	PLUS: CHANGE IN FAIR VALUE AS OF YE FOR PRIOR YEAR AWARDS UNVESTED AS OF YE ($)	PLUS: CHANGE IN FAIR VALUE AS OF VESTING DATE FOR PRIOR YEAR AWARDS THAT VESTED DURING THE YEAR ($)	PLUS: FAIR VALUE AS OF VESTING DATE FOR CURRENT YEAR AWARDS THAT VESTED DURING THE YEAR ($)	PLUS: DIVIDEND EQUIVALENTS PAID DURING THE YEAR NOT OTHERWISE INCLUDED IN TOTAL COMPENSATION ($)	MINUS: FAIR VALUE AS OF PRIOR YE FOR PRIOR YEAR AWARDS FORFEITED DURING THE YEAR ($)	VALUE OF EQUITY FOR CAP PURPOSES ($)
2025	495,776	(1,385,810)	(87,330)	—	22,119	331,406[8]	(1,286,651)
2024	2,078,538	1,449,024	305,879	—	35,082	—	3,868,523
2023	1,576,396	1,290,150	(51,915)	—	39,146	—	2,853,777
2022	1,740,793	1,951,451	(217,606)	—	12,230	—	3,486,868
2021	1,389,396	1,583,283	(48,393)	—	1,346	330,087	2,595,545

(5) Pursuant to SEC rules, the TSR figures assume an initial investment of $100 on December 31, 2020, the last trading day before the earliest fiscal year reported in this table. As permitted by SEC rules, the peer group referenced for purpose of the TSR comparison is the group of companies included in the S&P 500 Retail Select Industry Index calculated in accordance with Item 201(e) of Regulation S-K. The separate peer group used by the Compensation Committee for purposes of determining compensation paid to our executive officers is described on page 32.

(6) Reflects "Net Income" in the Company's Consolidated Income Statements included in the Company's Annual Reports on Form 10-K for each of the years ended December 31, 2025, 2024, 2023, 2022 and 2021.

(7) Adjusted EBITDA is computed by adding net income (loss) plus net interest expense, plus income tax expense, depreciation and amortization, and Adjusted EBITDA adds back (i) other non-cash items (e.g., impairment of properties and accretion of asset retirement obligations) and (ii) other items that management does not consider to be meaningful in assessing our operating performance (e.g., (income/loss) from discontinued operations, net settlement proceeds, (gain) loss on sale of assets, transaction and integration costs related to acquisitions and other non-operating (income) expense). Please refer to the reconciliation in Appendix A.

(8) Reflects the average forfeiture of equity awards following Mr. Jeff's departure from the Company, effective as of October 14, 2025.

Required Tabular Disclosure of Most Important Measures Linking Compensation Actually Paid During 2025 to Company Performance

The following table sets forth an unranked list of the financial performance measures that we view as the "most important" measures used to determine our PEO's and non-PEO NEOs' Compensation Actually Paid. For additional information illustrating the link between pay and performance at Murphy USA, please see the Compensation Discussion and Analysis beginning on page 27.

Performance Measure
Adjusted EBITDA
Relative TSR
Return on Average Capital Employed
Fuel Volume
Fuel Margin Contribution
Merchandise Margin Contribution
Coverage Ratio

Required Disclosure of the Relationship Between Compensation Actually Paid and Financial Performance Measures

The graphs below compare the compensation actually paid to our PEO and the average of the compensation actually paid to our non-PEO NEOs, with (i) our TSR, (ii) our Net Income, and (iii) Adjusted EBITDA, which is our Company Selected Measure, for the fiscal years ended December 31, 2025, 2024, 2023, 2022 and 2021. In addition, the graphs below compare our TSR with our Peer Group TSR. Our performance has positively impacted our share price and as a result, compensation actually paid amounts for the PEO and non-PEO NEOs has been higher in each year presented as equity incentives, which comprise the largest portion of compensation for our executives, increase in value with the corresponding increase in the underlying stock price. For additional information illustrating how we link pay and performance at Murphy USA, please see the Compensation Discussion and Analysis beginning on page 27.







Compensation Actually Paid vs. Adjusted EBITDA*

* Please refer to the reconciliation in Appendix A.

Policies and Practices Related to the Timing of Grants of Certain Equity Awards

It is the Executive Compensation Committee's policy to grant ordinary course annual equity awards on the day of the Committee's regularly scheduled meeting held in February of each year, which is scheduled more than a year in advance. At the Committee meeting, the Committee approves each NEO's equity award, including any portion of each NEO's annual equity award that will be granted as stock options.

The Company does not schedule its equity grants in anticipation of the release of material, non-public information ("MNPI"), nor does the Company time the release of MNPI based upon grant dates of equity. The Committee also does not take MNPI into account when determining the timing and terms of annual equity award grants.

PROPOSAL 4	AMEND THE CERTIFICATE OF INCORPORATION TO PHASE-OUT THE CLASSIFICATION OF THE BOARD OF DIRECTORS AND PROVIDE FOR THE ANNUAL ELECTION OF DIRECTORS

Background

Article 6 of the Certificate of Incorporation currently provides that the Board shall be divided into three classes, designated Class I, Class II and Class III. Each class consists, as nearly as may be practicable, of one-third of the total number of directors constituting the entire Board, with the term of office of one class expiring each year and directors in each class being elected to three-year terms.

Rationale and Proposed Change

Our Board believes that a classified board structure can have the advantages of promoting board continuity and stability, but recognizes that an increasing number of companies provide for annual election of directors given that many stockholders believe annual elections improve director accountability. At the 2025 meeting, a stockholder proposal to elect each director annually received majority support.

After considering the merits and the support for the stockholder proposal, our Board has approved, adopted and declared that it is advisable and in the best interests of the Company and its stockholders to adopt an amendment to the Certificate of Incorporation to phase out the classification of the Board and to provide for the annual election of directors, and recommends that stockholders approve this proposal.

If the proposed amendments are approved by our stockholders, Article 6(C), (D) and (E) would be amended to provide that directors previously elected by our stockholders to three-year terms of office, including those directors elected at this Annual Meeting of Stockholders, would complete their three-year terms. Thereafter, they or their successors would be elected to one-year terms at each future annual meeting of stockholders. Beginning at our 2029 Annual Meeting of Stockholders, the declassification of the Board would be complete, and all directors would be elected at each annual meeting of stockholders to one-year terms.

Additionally, as the Delaware General Corporation Law provides that directors serving on boards of directors that are not classified may be removed with or without cause, the proposed amendments would permit the removal of directors without cause after our Board is fully declassified commencing immediately after our 2029 Annual Meeting of Stockholders. However, until our Board is fully declassified, directors shall be removable only for cause.

Finally, the proposed amendments would also provide that any director appointed to fill a vacancy or newly created directorship shall hold office until the expiration of the term of office of the director who he or she has replaced and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Board has also unanimously adopted a resolution to amend Sections 3.01 and 3.02 of the Bylaws to make conforming changes. The effectiveness of the amendment to Sections 3.01 and 3.02 of the Bylaws is contingent upon the effectiveness of the amendments contemplated by this Proposal 4.

Certificate of Incorporation Amendment

The foregoing description of the amendment to the Certificate of Incorporation pursuant to this proposal is qualified in its entirety by reference to the full text of Appendix B. Appendix B also includes the amendments to the Company's Bylaws that would become effective upon the effectiveness of the amendments contemplated by this Proposal 4. The Board reserves the ability to abandon these amendments before they become effective, even if approved by the stockholders, provided the Board publicly discloses that action.

PROPOSAL 4	AMEND THE CERTIFICATE OF INCORPORATION TO PHASE-OUT THE CLASSIFICATION OF THE BOARD OF DIRECTORS AND PROVIDE FOR THE ANNUAL ELECTION OF DIRECTORS

If Proposal 4 is approved by the stockholders, then the Company intends to file a certificate of amendment to our Certificate of Incorporation that implements the amendments contemplated by Appendix B, which will become effective upon filing. If this proposal is not approved by our stockholders, the amendments will not be implemented and the Board will remain classified. Stockholders are also asked to consider Proposal 5, which relates to amendments to the Certificate of Incorporation to enable adoption of a stockholders' right to call special meetings of stockholders. Proposals 4 and 5 are independent of each other and the approval of this proposal is not conditioned on the approval of any other proposal.

THE BOARD RECOMMENDS A VOTE "FOR" THE AMENDMENTS TO THE CERTIFICATE OF INCORPORATION TO PHASE-OUT THE CLASSIFICATION OF THE BOARD OF DIRECTORS AND PROVIDE FOR THE ANNUAL ELECTION OF DIRECTORS.

PROPOSAL 5 | AMEND THE CERTIFICATE OF INCORPORATION TO ENABLE ADOPTION OF STOCKHOLDERS' RIGHT TO CALL SPECIAL MEETINGS OF STOCKHOLDERS

Background

Article 7(B) of our Certificate of Incorporation currently does not permit our stockholders to call a special meeting of stockholders, and limits that right to the Board. The Company received a stockholder proposal requesting that the Company adopt the ability for stockholders' owning 10% or more of the outstanding shares of common stock to call special meetings of stockholders (Proposal 6).

In response to the stockholder proposal and as part of the Board's continuing review of our corporate governance practices, the Board has determined that it is in the best interest of the Company and its stockholders to recommend that stockholders approve an amendment to the provision in Article 7(B) to enable adoption of a stockholders' right to call special meetings of stockholders (the "Special Meeting Charter Amendment"). Contingent on the approval and adoption of the Special Meeting Charter Amendment, the Board will approve amendments to the Company's Bylaws (the "Special Meeting Bylaw Amendment") to give stockholders owning 25% or more of the voting power of the outstanding shares of common stock entitled to vote the ability to request that the Board call a special meeting of stockholders, so long as they comply with the information, procedural and other requirements set forth in the Special Meeting Bylaw Amendment, as provided in Appendix C to this proxy statement and as summarized below.

Rationale and Proposed Change

Amending Article 7(B) of the Certificate of Incorporation to amend the provision limiting the right to call a special meeting to refer to the Bylaws, together with the anticipated revisions to our Bylaws implementing the right for stockholders owning 25% or more of the voting power of our outstanding common stock entitled to vote to call a special meeting of the stockholders, would meaningfully enhance stockholder rights. While the stockholder proposal requests that stockholders owning 10% or more of the outstanding shares of common stock the right to call special meetings, the Board believes that it is in the best interest of the Company to require stockholders to own at least 25% of the voting power of our outstanding common stock entitled to vote, which strikes a reasonable and acceptable balance between permitting stockholders to request that the Board call special meetings and ensuring that special meetings are held only when supported by a meaningful proportion of our stockholders. Special meetings involve significant time and expense for Board and management, and at least 25% of stockholders should support the need to convene a special meeting to indicate that need for special meeting is not the result of unduly narrow issues, and is deemed critical by our stockholders generally.

In light of these considerations, and based on the recommendation of the Nominating and Corporate Governance Committee, the Board has approved, and recommends that the Company's stockholders approve and adopt, the Special Meeting Charter Amendment.

The right of stockholders to request that the Company call special meetings would be subject to the notice, information and other requirements set forth in the Special Meeting Bylaw Amendment. The Board believes these requirements, which are similar to those commonly adopted by other companies, are important to avoid inappropriate, duplicative and/or unnecessary special meetings. If this Proposal 5 is adopted, the Special Meeting Bylaw Amendment would provide, in part, that:

- Stockholders who own at least 25% of the voting power of the outstanding shares of common stock of the Company entitled to vote may request that the Board call a special meeting of stockholders. (Article 2, Section 2.03(a))
- Only the possession of both the full voting and investment rights and the full economic interest for the shares counts as relevant ownership. (Article 2, Section 2.03(b))
- Stockholders requesting a special meeting must furnish, among other items, information that is the same as would be required when stockholders seek to nominate a candidate for director or propose

other business to be brought before a meeting of stockholders under the Bylaws. (Article 2, Section 2.03(b))

- The Company will not be required to call a special meeting of stockholders if the special meeting request (i) does not comply with the Bylaw related to special meetings; (ii) relates to an item of business that is not a proper matter for stockholder action under applicable law; (iii) is received during certain time periods; (iv) relates to an item of business that is identical or substantially similar to any item of business that was previously presented or will be presented at a stockholder meeting, subject to certain specifications; or (v) violates Regulation 14A under the Exchange Act. (Article 2, Section 2.03(c))

Certificate of Incorporation Amendment

The foregoing description of the amendment to the Certificate of Incorporation pursuant to this proposal is qualified in its entirety by reference to the full text of Appendix C. Appendix C also includes the amendments to the Company's Bylaws that would become effective upon the effectiveness of the amendments contemplated by this Proposal 5. The Board reserves the ability to abandon these amendments before they become effective, even if approved by the stockholders, provided the Board publicly discloses that action.

If Proposal 5 is approved by the stockholders, then the Company intends to file a certificate of amendment to our Certificate of Incorporation that implements the amendments contemplated by Appendix C, which will become effective upon filing. If this proposal is not approved by our stockholders, the amendments will not be implemented. Stockholders are also asked to consider Proposal 4, which relates to amendments to the Certificate of Incorporation to phase-out the classification of the Board and provide for the annual election of directors. Proposals 4 and 5 are independent of each other and the approval of this proposal is not conditioned on the approval of any other proposal.

THE BOARD RECOMMENDS A VOTE "FOR" THE AMENDMENTS TO THE CERTIFICATE OF INCORPORATION TO ENABLE ADOPTION OF A STOCKHOLDERS' RIGHT TO CALL SPECIAL MEETINGS OF STOCKHOLDERS.

PROPOSAL 6	STOCKHOLDER PROPOSAL - GIVE SHAREHOLDERS THE ABILITY TO CALL FOR A SPECIAL SHAREHOLDER MEETING

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California, 90278, who owns 25 shares of Murphy USA common stock, has notified Murphy USA that he intends to present the following proposal at the 2026 Annual Meeting. This Proposal 6 will be voted on at our 2026 Annual Meeting if properly presented by the stockholder proponent or a by a qualified representative on behalf of the stockholder proponent. Murphy USA is not responsible for the contents of the proposal or supporting statement.

Proposal 6 – Give Shareholders the Ability to Call for a Special Shareholder Meeting

Shareholders ask our Board of Directors to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting or the owners of the lowest percentage of shareholders, as governed by state law, the power to call a special shareholder meeting. Such a special shareholder meeting can be an online shareholder meeting.

There shall be no poison pill discriminatory rule to require ownership of shares for a specific period of time in order for shares to participate in calling for a special shareholder meeting.

To guard against the Murphy USA Board of Directors becoming complacent shareholders need the ability to call a special shareholder meeting to help the Board adopt new strategies when the need arises.

This proposal topic received between 51% and 72% support each in 2024 at Jabil, Warner Brothers Discovery, ANSYS, Vertex Pharmaceuticals and DexCom.

A shareholder right to call for a special shareholder meeting can help make shareholder engagement meaningful. A shareholder right to call for an online special shareholder meeting will help ensure that the Murphy USA Board and management engages with shareholders in good faith because shareholders will have a viable Plan B by calling for an online special shareholder meeting.

Any argument that calling a special shareholder meeting is too cumbersome has little validity. In the vast majority of cases or in most cases, once a special meeting is called for by shareholders, the issues behind calling for a special shareholder meeting are quickly resolved.

With the widespread use of online shareholder meetings it is much easier for a company to conduct a special shareholder meeting online, in the unlikely event that a special shareholder meeting ultimately takes place, and the Murphy USA governing documents thus need to be updated accordingly.

Please vote yes:
Give Shareholders the Ability to Call for a Special Shareholder Meeting – Proposal 6

BOARD'S STATEMENT IN OPPOSITION TO STOCKHOLDER PROPOSAL 6 - GIVE SHAREHOLDERS THE ABILITY TO CALL FOR A SPECIAL SHAREHOLDER MEETING

Our Board has evaluated the proposal and, for the reasons described below, recommend AGAINST the stockholder proposal, because it has proposed providing stockholders with the ability to call special meetings at a 25% ownership threshold instead.

The Board Has Proposed Providing Stockholders With the Ability To Call Special Meetings At a 25% Ownership Threshold Instead

After a review of evolving corporate governance practices, and consistent with its strong commitment to the consideration of stockholder views, the Board recognizes that providing stockholders the ability to call special meetings is viewed by some stockholders as an important right. However, the Board believes that the 10%

ownership threshold for calling a special meeting in the stockholder proposal is not in the best interests of the Company.

Instead, the Board recommends in Proposal 5 that stockholders approve an amendment to the Company's Certificate of Incorporation to enable stockholders owing at least 25% or more of the voting power of the outstanding shares of common stock entitled to vote to call special meetings , which the Board believes strikes an appropriate balance between providing a meaningful number of stockholders with the ability to call special meetings to raise issues in between annual meetings and the necessary distraction of time and resources needed for management to devote to these requests. For a detailed discussion of this management proposal, see Proposal 5 of this proxy statement.

The Company believes that a special meeting right that permits stockholders owning only 10% would increase the risk that a relatively small group of stockholders with narrow interests that do not reflect the views of most other stockholders could call special meetings to advance agendas that are not aligned with the long-term interests of the Company. Special meetings subject the Company to considerable expense and pulls the attention of management and the Board away from business initiatives and objectives. Implementing a 25% ownership threshold and other reasonable processes and procedures, consistent with Proposal 5, would instead help to ensure that a special meeting will be called by stockholders only when there is meaningful support for the meeting among the Company's stockholders while providing stockholders with an important right to strengthen Board and management accountability.

The Company also believes that 25% ownership threshold in Proposal 5 aligns with corporate governance practices among S&P 400 companies and that introducing a stockholder special meeting right with a 10% threshold is unnecessary in light of the Company's evolving current governance practices. These strong governance features include:

- independent Board Chair, independent Board (except for CEO) and independent Board committees;
- implementing annual election of directors at this Annual Meeting (see Proposal 4);
- majority vote and director resignation policy for directors;
- limits on public company board and audit committee service;
- regular executive sessions of independent directors;
- the elimination of supermajority voting provisions in May 2024; and
- proxy access rights for stockholders.

Given the Company's proposal to enable the adoption of a stockholder special meeting right with a 25% ownership threshold and the Company's corporate governance framework, the Board believes that this proposal is unnecessary and not in the best interests of the Company and its stockholders.

THE BOARD RECOMMENDS A VOTE "AGAINST" STOCKHOLDER PROPOSAL 6 – GIVE SHAREHOLDERS THE ABILITY TO CALL FOR A SPECIAL SHAREHOLDER MEETING.

SUBMISSION OF STOCKHOLDER PROPOSALS FOR THE 2027 ANNUAL MEETING

Stockholder proposals submitted pursuant to Rule 14a-8 to be included in the proxy statement and presented at the 2027 Annual Meeting of Stockholders must be received by the Company at its principal executive office on or before November 26, 2026, in order to be considered for inclusion in the proxy materials.

Our Bylaws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years, to nominate and include in the Company's proxy materials directors constituting up to the greater of two or 20% of board seats, if the stockholder(s) and the nominee(s) meet the requirements set forth in the Company's Bylaws.

Notice of director nominations submitted under these proxy access Bylaw provisions must be received no earlier than October 27, 2026, and no later than November 26, 2026. Any such nomination is subject to the proxy access provisions and other requirements in the Company's Bylaws.

Other director nominations outside of "proxy access" and proposals of other business outside of Rule 14a-8 are subject to the advance notice provisions and other requirements of the Company's Bylaws. In the case of the 2027 Annual Meeting of Stockholders, notice must be received by the Company at its principal executive office no earlier than January 7, 2027, and no later than February 6, 2027.

ELECTRONIC AVAILABILITY OF PROXY MATERIALS FOR 2026 ANNUAL MEETING

Important Notice Regarding the Availability of Proxy Materials for the 2026 Annual Stockholder Meeting To Be Held on May 7, 2026. This 2026 Proxy Statement and the 2025 Annual Report on Form 10-K are available, free of charge, at *https://www.proxyvote.com*.

In addition, the Company will provide without charge, upon the written request of any stockholder, a copy of the Company's Annual Report on Form 10-K, including the financial statements and the financial statement schedules, required to be filed with the SEC for the fiscal year ended December 31, 2025.

Requests should be directed to Murphy USA Inc., Attn: Investor Relations Department, 200 East Peach Street, El Dorado, Arkansas 71730 or to *https://www.proxyvote.com*.

The Company will also deliver promptly upon written or oral request a separate copy of the Company's Annual Report on Form 10-K and the Company's Proxy Statement, to any stockholder who shares an address with other stockholders and where only one (1) set of materials were sent to that address to be shared by all stockholders at that address.

The management of the Company knows of no business other than that described above that will be presented for consideration at the meeting. If any other business properly comes before the meeting, it is the intention of the persons named in the proxies to vote such proxies thereon in accordance with their judgment.

The expense of this solicitation, including cost of preparing and mailing this Proxy Statement, will be paid by the Company. Such expenses may also include the charges and expenses of banks, brokerage houses and other custodians, nominees or fiduciaries for forwarding proxies and proxy material to beneficial owners of shares.

"Householding" occurs when a single copy of our annual report, proxy statement and Notice of Internet Availability of Proxy Materials is sent to any household at which two or more stockholders reside if they appear to be members of the same family. Although we do not "household" for registered stockholders, a number of brokerage firms have instituted householding for shares held in street name. This procedure reduces our printing and mailing costs and fees. Stockholders who participate in householding will continue to receive separate proxy cards, and householding will not affect the mailing of account statements or special notices in any way. If you wish to receive a separate copy of our annual report, proxy statement or Notice of Internet Availability of Proxy Materials than that sent to your household, either this year or in the future, you may contact the Company in the manner provided below and the Company will promptly send you a separate copy of our annual report, Proxy Statement or Notice of Internet Availability of Proxy Materials. If members of your household receive multiple copies of our annual report, Proxy Statement or Notice of Internet Availability of Proxy Materials, you may request householding by contacting the Company in the manner provided below.

Requests in this regard should be addressed to:

Gregory L. Smith
Vice President, General Counsel
and Corporate Secretary
Murphy USA Inc.
200 East Peach Street
El Dorado, Arkansas 71730
(870) 875-7600

On March 26, 2026, the Company first mailed the Notice of Internet Availability of Proxy Materials to stockholders. The Notice contains instructions about how to access our proxy materials and vote online or by telephone. If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice.

The above Notice and Proxy Statement are sent by order of the Board of Directors.

Gregory L. Smith
Vice President, General Counsel
and Corporate Secretary

El Dorado, Arkansas
March 26, 2026

You are urged to follow the instructions for voting contained in the Notice Regarding Availability of Proxy Materials or, if you received a paper copy of the Proxy Materials, to date, sign and return your proxy card promptly to make certain your shares will be voted at the Annual Meeting, even if you plan to attend the meeting. If you desire to vote your shares at the meeting, your proxy may be revoked. If you are receiving a printed copy of the proxy materials, a pre-addressed and postage paid envelope has been enclosed for your convenience in returning the proxy card.

APPENDIX A

NON-GAAP RECONCILIATION

The following table sets forth the Company's EBITDA and Adjusted EBITDA for the five years ended December 31, 2025. EBITDA means net income (loss) plus net interest expense, plus income tax expense, depreciation and amortization, and Adjusted EBITDA adds back (i) other non-cash items (e.g., impairment of properties and accretion of asset retirement obligations) and (ii) other items that management does not consider to be meaningful in assessing our operating performance (e.g., (income) from discontinued operations, net settlement proceeds, (gain) loss on sale of assets, loss on early debt extinguishment, transaction and integration costs related to acquisition, restructuring expenses, and other non-operating (income) expense). EBITDA and Adjusted EBITDA are not measures that are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

The reconciliation of net income to EBITDA and Adjusted EBITDA is as follows:

	For the Years Ended December 31,				
(Millions of dollars)	2025	2024	2023	2022	2021
Net income	$ 470.6	$ 502.5	$ 556.8	$ 672.9	$ 396.9
Income tax expense (benefit)	138.6	149.1	177.6	210.9	125.0
Interest expense, net of interest income	110.7	90.7	91.6	82.3	82.3
Depreciation and amortization	276.8	248.0	228.7	220.4	212.6
EBITDA	$ 996.7	$ 990.3	$ 1,054.7	$ 1,186.5	$ 816.8
Impairment of properties	5.3	8.2	—	—	—
Restructuring expense	12.6	—	—	—	—
Accretion of asset retirement obligations	3.4	3.2	3.0	2.7	2.5
(Gain) loss on sale of assets	2.8	4.5	0.8	(2.1)	(1.5)
Acquisition-related costs	—	—	—	1.5	10.4
Other nonoperating (income) expense	(1.4)	0.6	—	2.3	(0.2)
Adjusted EBITDA	$ 1,019.4	$ 1,006.8	$ 1,058.5	$ 1,190.9	$ 828.0

APPENDIX B

Proposed amendments to the Certificate of Incorporation and Bylaws of Murphy USA Inc. pursuant to **Proposal 4**.

Each of Article 6(C), (D) and (E) of the Certificate of Incorporation and Article 3 Section 3.02 of the Bylaws shall be amended as follows. The text of the proposed amendment is marked to reflect the proposed changes.

Certificate of Incorporation

Article 6

(C) **Election of Directors.**

1. Until the 2029 annual meeting of stockholders, the ~~The~~ directors shall be divided into three classes, designated Class I, Class II and Class III. ~~Each class shall consist, as nearly as may be practicable, of one-third of the total number of directors constituting the entire Board of Directors.~~ Each director elected at the 2024, 2025 and 2026 annual meetings of stockholders shall serve for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected; ~~*provided* that directors initially designated as Class I directors shall serve for a term ending on the date of the annual meeting held in 2014, directors initially designated as Class II directors shall serve for a term ending on the annual meeting held in 2015, and directors initially designated as Class III directors shall serve for a term ending on the date of the annual meeting held in 2016.~~ Each director elected at the 2027 annual meeting of stockholders shall be elected for a one-year term expiring at the 2028 annual meeting of stockholders. Each director elected at the 2028 annual meeting of stockholders shall be elected for a one-year term expiring at the 2029 annual meeting of stockholders. At the 2029 annual meeting of stockholders and each annual meeting of stockholders thereafter, all directors shall be elected for a one-year term expiring at the next annual meeting of stockholders. Notwithstanding the foregoing, each director shall hold office until such director's successor shall have been duly elected and qualified or until such director's earlier death, resignation or removal. ~~In the event of any change in the number of directors, the Board of Directors shall apportion any newly created directorships among, or reduce the number of directorships in, such class or classes as shall equalize, as nearly as possible, the number of directors in each class.~~ In no event will a decrease in the number of directors shorten the term of any incumbent director. A majority of the Whole Board (or such lower number as may be permitted under Delaware Law and fixed exclusively by one or more resolutions adopted from time to time solely by the affirmative vote of a majority of the Whole Board) shall constitute a quorum for the transaction of business at any meeting of the Board of Directors and, except as otherwise expressly required by law or by this Certificate of Incorporation, the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors.

2. There shall be no cumulative voting in the election of directors. Election of directors need not be by written ballot unless the Bylaws so provide.

(D) **Vacancies.** Vacancies on the Board of Directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise required by law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director.~~,~~ Any director appointed to fill a vacancy or newly created directorship ~~and each director so elected~~ shall hold office until the expiration of the term of office of the director whom he or she has replaced and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal ~~for a term that shall coincide with the term of the Class to which such director shall have been elected~~.

(E) **Removal.** Prior to the 2029 annual meeting of stockholders, directors ~~No director~~ may be removed from office by the stockholders ~~except~~ only for cause ~~with~~ by the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class. After the 2029 annual meeting of stockholders, directors may be removed from office by the stockholders, with or without cause, by the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

Bylaws

Article 3

Section 3.02. *Number, Election and Term Of Office.* The number of directors which shall constitute the Board of Directors shall initially be 10 and, thereafter, shall be fixed exclusively by one or more resolutions adopted from time to time solely by the affirmative vote of a majority of the Whole Board. For purposes of these Bylaws, the term " Whole Board" shall mean, at any time, the total number of authorized directors at such time whether or not there exist any vacancies in previously authorized directorships. The term of directors shall be as set forth in the ~~As set forth in~~ Article 6 ~~of the Amended and Restated Certificate of Incorporation, the directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be practicable, of one-third of the total number of directors constituting the entire Board of Directors. Except as otherwise provided in the Amended and Restated Certificate of Incorporation, each director shall serve for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected. Notwithstanding the foregoing, each director shall hold office until such director's successor shall have been duly elected and qualified or until such director's earlier death, resignation or removal.~~ Directors need not be stockholders.

APPENDIX C

Proposed amendments to the Certificate of Incorporation and Bylaws of Murphy USA Inc. pursuant to **Proposal 5**.

Article 7(B) of the Certificate of Incorporation and Article 2 Section 2.03 and Section 2.10(b) of the Bylaws shall be amended as follows. The text of the proposed amendment is marked to reflect the proposed changes.

Certificate of Incorporation

Article 7

(B) **Special Meetings.** Special meetings of the stockholders may be called ~~only by the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board and may not be called by any other person~~ as set forth in the Bylaws. Notwithstanding the foregoing, whenever holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of such class or series of Preferred Stock adopted by resolution or resolutions of the Board of Directors pursuant to Article 4(A) hereto, special meetings of holders of such Preferred Stock.

Bylaws

Article 2

Section 2.03. *Special Meetings.* (a) Special meetings of the stockholders may be called only (i) by the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board (as defined below), or (ii) upon the written request delivered to the Secretary of the Corporation at the principal executive office of the Corporation by certified or registered mail, return receipt requested, signed and dated by one or more stockholders of record, or beneficial owners, if any, of the Corporation (the "Requesting Stockholders") who own not less than 25% of the voting power of the outstanding shares of common stock of the Corporation entitled to vote on each of the matters proposed to be considered at such special meeting (the "Requisite Percentage") and who have complied with all respects of this Section 2.03. Except as otherwise required by law, notice of the special meeting shall be given in accordance with Section 2.04 of this Article 2. Subject to these Bylaws, any special meeting shall be held on such date, and at such time and place, if any, within or without the State of Delaware as may be designated from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that special meetings of stockholders shall not be held at any place, but may instead be held solely by means of remote communication in accordance with the General Corporation Law of the State of Delaware ("Delaware Law").

(b) To be in proper form, any request or requests for a special meeting pursuant to Section 2.03(a)(ii) above (each, a "Special Meeting Request" and, collectively, the "Special Meeting Requests") (i) must be delivered in accordance with 2.03(a)(ii) by one or more Requesting Stockholders who (a) at the time each Special Meeting Request is delivered, own or are acting on behalf of persons who own, the Requisite Percentage; (b) shall not revoke such Special Meeting Request; and (c) shall continue to own not less than the Requisite Percentage through the date of the special meeting; (ii) must provide a statement of the specific purpose or purposes of the special meeting, the matter(s) proposed to be acted on at the special meeting, the reasons for conducting such business at the special meeting and any material interest in such business of each Requesting Stockholder; (iii) must contain such information and representations required by these Bylaws as though such Requesting Stockholders are intending to nominate a candidate for director or propose other business to be brought before an annual meeting of stockholders pursuant to Section 2.10 of this Article 2; and (iv) must contain (a) an agreement by the Requesting Stockholders to notify the Corporation promptly in the event of any disposition following the date of the Special Meeting Request of shares of common stock of the Corporation owned by the Requesting Stockholders and (b) an acknowledgement that any such disposition prior to the date of the special meeting shall be deemed to be a revocation of such Special Meeting Request with respect to such disposed shares and that such shares will no longer be included in determining whether the Requisite Percentage has been satisfied.

In determining whether a request for a special meeting has been properly made in accordance with Section 2.03(a)(ii), multiple Special Meeting Requests delivered to the Secretary will be considered together only if (i) each Special Meeting Request identifies substantially the same purpose or purposes of the special meeting and substantially the same matters proposed to be acted on at such meeting (which, if such purpose is the removal of directors, will mean that the exact same person or persons are proposed for removal in each relevant Special Meeting Request), and in each case, as determined by the Board of Directors in accordance with the directors' fiduciary duties, and (ii) such Special Meeting Requests have been delivered to, and received by, the Secretary no later than the close of business on the sixtieth day following first date on which a Special Meeting Request is delivered to the Corporation (whether or not such earliest dated Special Meeting Request later is revoked). Any Requesting Stockholder may revoke their Special Meeting Request at any time prior to the date of the special meeting by written revocation to the Secretary of the Corporation delivered to, by certified or registered mail, return receipt requested, and received by, the Secretary of the Corporation at the principal executive office of the Corporation. If, following such revocation there are unrevoked requests from Requesting Stockholders holding in the aggregate less than the Requisite Percentage, the Board of Directors, in its discretion, may cancel the special meeting. If none of the Requesting Stockholders who submitted a Special Meeting Request appears or sends a duly authorized representative to present the business proposed to be conducted at the special meeting, the Corporation need not present such business for a vote at such special meeting, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

For purposes of this Section 2.03, the terms "owned," "owning" and other variations of the word "own" shall have the meaning set forth in Article 2, Section 2.11(a)(viii) of these Bylaws.

(c)   The Secretary shall not be required to call a special meeting pursuant to 2.03(a)(ii) if, in the determination of the Board of Directors made in accordance with the directors' fiduciary duties, (i) the Special Meeting Request does not comply with these Bylaws; (ii) the matter(s) set forth in the Special Meeting Request, relates to an item of business that is not a proper matter for stockholder action under Delaware Law; (iii) the Special Meeting Request is received by the Secretary during the period commencing 120 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders and ending on the earlier of the close of business (x) on the date of the next annual meeting and (y) thirty days after the first anniversary of the date of the previous meeting; (iv) an identical or substantially similar item of business, as determined by the Board of Directors in accordance with the directors' fiduciary duties (a "Similar Item"), other than the election of directors, was presented at a meeting of stockholders held not more than twelve months before the Special Meeting Request is received by the Secretary of the Corporation; (v) a Similar Item was presented at a meeting of stockholders held not more than 90 days before the Special Meeting Request is received by the Secretary of the corporation; (vi) a Similar Item is included in the Corporation's notice of meeting as an item of business to be brought before an annual meeting or special meeting that has been called but not yet held or that is called for 120 days after the Special Meeting Request is received by the Secretary of the Corporation; or (vii) the Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or other applicable law. For purposes of this Section 2.03(c), the nomination, election or removal of directors shall be deemed to be a Similar Item with respect to all actions involving the nomination, election or removal of directors, changing the size of the Board and filling of vacancies and/or newly created directorships resulting from any increase in the authorized number of directors.

(d)   A special meeting called pursuant to Section 2.03(a)(ii) shall be held at such date, time and place, if any, as may be fixed by the Board of Directors in accordance with these Bylaws, provided, however, that the special meeting shall not be held more than 90 days after receipt by the Corporation of a valid Special Meeting Request. In fixing a date and time for any Stockholder Requested Special Meeting, the Board of Directors may consider such factors as it deems relevant, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the meeting and any plan of the Board of Directors to call an annual meeting or a special meeting. Each Requesting Stockholder is required to (i) update and supplement the Special Meeting Request delivered pursuant to Section 2.03(b), if necessary so that it is true and correct as of the record date for the special meeting, not later than ten days following the later of the record date for the meeting day or the date notice of the record date is first publicly disclosed to provide any material changes in the foregoing information as of such record date, (ii) update and supplement the Special Meeting Request delivered pursuant to Section 2.03(b) in accordance with the requirements under Section 2.10(a)(iv) of this Article 2 as if such requirements applies herein mutatis mutandis and (ii) promptly provide any other information reasonably requested by the Corporation. For the avoidance of doubt, the obligation to update and supplement as set forth in this Section 2.03(d) shall not limit the Corporation's rights with respect to any deficiencies in any request provided by a stockholder, extend any applicable deadlines under these Bylaws or enable or be deemed to permit a stockholder who has previously submitted a request under these Bylaws to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business and/or resolutions proposed to be brought before the special meeting of stockholders.

(e)   To be properly brought before a special meeting, business must be (i) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Board of Directors or (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors. Business transacted at any special meeting as a result of a valid Special Meeting Request shall be limited to (x) the purpose(s) stated in the

MURPHY USA

Special Meeting Request(s) received from the Requisite Percentage of Requesting Stockholders and (y) any additional matters the Board of Directors determines to include in the Corporation's notice of the special meeting. Except as otherwise provided by Delaware Law, the Certificate of Incorporation of the Corporation (as amended and/or restated from time to time, the "Certificate of Incorporation") or these Bylaws, the chair of the special meeting shall have the power and authority, subject to the supervision of the Board of Directors, to determine whether any business proposed to be brought before a special meeting was proposed in accordance with the foregoing procedures. No business shall be conducted at a special meeting of stockholders except in accordance with this Section 2.03 or as required by Delaware Law.

Section 2.10

(b) *Special Meetings of Stockholders*. If the election of directors is included as business to be brought before a special meeting in the Corporation's notice of meeting, then nominations of persons for election to the Board of Directors at a special meeting of stockholders may be made by any stockholder who is a stockholder of record at the time of giving of notice provided for in this Section 2.10(b) and at the time of the special meeting, who shall be entitled to vote at the meeting and who complies with the procedures set forth in this Section 2.10(b). For nominations to be properly brought by a stockholder before a special meeting of stockholders pursuant to this Section 2.10(b), the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation (A) not earlier than 120 days prior to the date of the special meeting nor (B) later than the later of 90 days prior to the date of the special meeting or the 10th day following the day on which public announcement of the date of the special meeting was first made. A stockholder's notice to the Secretary shall comply with all the notice requirements of Section 2.10(a). Notwithstanding any other provisions of these Bylaws, in the case of a stockholder-requested special meeting, no stockholder may nominate a person for election or re-election to the Board or propose any other business to be considered at the special meeting, except pursuant to the request(s) delivered for such special meeting pursuant to Section 2.03 of these Bylaws.

[THIS PAGE INTENTIONALLY LEFT BLANK]







FORM 10-K



[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark one)
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 001-35914



MURPHY USA INC.
(Exact name of registrant as specified in its charter)

Delaware	46-2279221
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 Peach Street	
El Dorado, Arkansas	71730-5836
(Address of principal executive offices)	(Zip Code)

(870) 875-7600
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	MUSA	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☑ Yes   ☐ No
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes   ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☑ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis on incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b)).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☑ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter (as of June 30, 2025), based on the closing price on that date of $406.80 was $7,848,130,000.

Number of shares of Common Stock, $0.01 par value, outstanding at January 31, 2026 was 18,535,347.

Documents incorporated by reference:
Portions of the Registrant's definitive Proxy Statement relating to the 2026 Annual Meeting of Stockholders will be incorporated by reference in Part III herein.

MURPHY USA INC.
TABLE OF CONTENTS – 2025 Form 10-K

Item 1. BUSINESS

Murphy USA Inc. ("Murphy USA", the "Company", "we", "us", or "our") was incorporated in Delaware on March 1, 2013 and holds, through its subsidiaries, the former U.S. retail marketing business of its former parent company, Murphy Oil Corporation ("Murphy Oil"), plus other assets and liabilities of Murphy Oil that supported the activities of the U.S. retail marketing operations. In addition, on January 29, 2021, the Company acquired Quick Chek Corporation ("QuickChek" or "QC"), a privately held convenience store chain.

Our business consists primarily of the marketing of retail motor fuel products and convenience merchandise through a network of 1,800 retail stores located in 27 states, of which 1,649 were branded as Murphy stores and 151 were branded as QuickChek stores. The majority of our existing and new-to-industry ("NTI") retail gasoline stores operate under the brand names of Murphy USA and Murphy Express. Plans are underway to transition all existing Murphy Express branded stores to the Murphy USA brand name. These locations operate within close proximity to Walmart stores or within preferred markets across 25 states in the Southeast, Southwest, and Midwest regions of the United States. We also operate a combination of convenience stores and convenience stores with retail gasoline located in New Jersey and New York under the brand name of QuickChek and comprises our Northeast region. In addition, we market fuel to unbranded wholesale customers through a mixture of Company-owned and third-party product distribution terminals and pipeline positions. We are an independent publicly traded company, with low-price, high-volume fuel retail outlets selling convenience merchandise through low-cost small store formats and kiosks, as well as larger format stores that have a broader range of merchandise and food and beverage offerings which are driven by key strategic relationships and experienced management.

Our business is subject to various risks. For a description of these risks, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

Information about our operations, properties and business segments, including revenues by class of products are provided on pages 32 through 47, F-11, F-15, F-17, and F-35 through F-37 of this Annual Report on Form 10-K.

Our Competitive Strengths

Our business foundation is built around five reinforcing strengths which we believe provide us a competitive advantage over our peers. These strengths support our Company vision which is to "Deliver every day the quickest, most friendly service and a low-price value proposition to our growing customer base for the products and markets we serve."

Strategic proximity to and complementary relationship with Walmart

Of our network of 1,800 retail stores, the majority are situated on prime locations located near Walmart stores. We believe our proximity to Walmart stores generates significant traffic to our existing retail stores while our competitively priced gasoline and convenience offerings appeal to our shared customers. We continue to collaborate with Walmart on fuel discount programs, mainly Walmart+, which we believe enhances the customer value proposition as well as the competitive position of both Murphy USA and Walmart.

Winning proposition with value-conscious consumers

Our competitively priced fuel is a compelling offering for value-conscious consumers. Despite a flat outlook in overall gasoline demand (increased vehicle miles traveled in a normal economy essentially offsetting increased fuel efficiency), we believe value-conscious consumers that prefer convenience and service are a growing demand segment. In combination with our high-traffic locations, our competitive gasoline prices drive high fuel volumes and gross profit. In addition, our robust nicotine business remains among the highest-volume performers in our industry due to our value-forward offer and disciplined merchandising in this highly complex and competitive space. We continue to expand value-driven offers across our growing merchandise assortment and increasingly leverage digital engagement through Murphy Drive Rewards and QuickChek Rewards, providing customers with targeted discounts and personalized offers on both fuel and in-store purchases.

Low-cost retail operating model

We operate our Murphy USA and Murphy Express retail gasoline stores with a strong emphasis on fuel sales complemented by a focused convenience offering that allows for a smaller store footprint than most of our competitors. We build a mix of raze-and-rebuild 1,400 square-foot stores and NTI 2,800 square-foot Murphy stores, which we believe have low capital expenditure, maintenance and utility requirements relative to our competitors. Many of our Murphy stores require only one or two associates to be present during business hours and 73% of our stores are located on Company-owned property and do not incur any rent expense. The combination of a focused convenience offering and standardized smaller footprint stores of our Murphy USA and Express brands allow us to achieve lower overhead and on-site costs compared to competitors with a much larger store format. The importance of maintaining our low-cost operating model is reinforced by the factoring in of these costs into our coverage ratio calculation which is a measure of how well merchandise contribution covers our operating costs at a store-level and is included as part of our annual incentive metrics for all above-store personnel.

Distinctive fuel supply chain capabilities

We source fuel at competitive industry benchmark prices due to the diversity of fuel options available to us in the bulk and rack product markets, our shipper status on major pipeline systems, and our access to numerous terminal locations. In addition, we have a strong distribution system in which we leverage our scale and ratability to deliver the most favorably priced products for our Murphy stores and QuickChek stores with gasoline, further reducing our fuel product costs. By participating in the broader fuel supply chain, we believe our business model provides additional upside exposure to opportunities to enhance margins and volume, such as shifting non-contractual wholesale volumes to protect retail fuel supply during periods of constrained supply and elevated margins. These activities demonstrate our belief that participating in the broader fuel supply chain provides us with added flexibility to ensure reliable low-cost fuel supply in various market conditions especially during periods of significant price volatility or delivery difficulties. It would take substantial time and investment, both in expertise and assets, for a competitor to replicate our existing position, and we believe this continues to be a significant barrier to any attempt to emulate our business model.

Resilient financial profile and engaged team

Our predominantly fee-simple asset base, ability to generate attractive gross margins through our low-price, high-volume strategy, and our low overhead costs should help us endure prolonged periods of unfavorable commodity price movements and compressed fuel margins. We also believe our conservative financial structure further protects us from the inherently volatile fuel environment. We expect that our strong cash position combined with availability under our credit facility will continue to provide us with a significant level of liquidity to help maintain a disciplined capital expenditure program focused on growing ratably through periods of both high and low fuel margins.

We have acquired through share repurchases approximately $4.1 billion of our common stock in a little more than twelve years of operation. Repurchases in 2025 were made pursuant to our $1.5 billion 2023 authorization. As of December 31, 2025, we had approximately $291.9 million remaining under our 2023 authorization. During the year 2025, the Company repurchased a total of 1,536,701 common shares for approximately $652.0 million, at an average price of $424.28 per share, including brokerage fees and accrued excise taxes. Additionally, in order to provide a consistent and meaningful return of capital to shareholders, independent of share repurchases, we raised our quarterly dividend four times during 2025 from $0.48 per share in Q4 2024 to $0.63 per share, or $2.52 per share on an annualized basis, as of Q4 2025.

We have approximately 16,900 dedicated and hardworking employees as of December 31, 2025, that are actively engaged to serve the customer, whether it is the external retail consumer or their internal co-workers. We believe our sustainable business model and organic growth opportunities support an employee value proposition that makes Murphy USA an attractive place to work.

Our Business Strategy

Our business strategy reflects a set of coherent choices that leverage our differentiated strengths and capabilities.

Grow organically

We intend for our evolving NTI real estate strategy to be a key driver of our organic growth over the next several years, which is demonstrated by the over 500 stores that have been added to Murphy USA since our 2013 spin-off from Murphy Oil Corporation. We expect to build 45 to 55 NTI locations and up to 30 raze-and-rebuilds in 2026 and are targeting 50-plus NTI and up to 30 raze-and-rebuilds per year in future periods. Focusing on high-return locations either in high-traffic areas, near Walmart Supercenters as a complement to higher-performing existing stores in smaller markets, or by strategic infill in our core market areas complemented by our supply chain capabilities. While we were previously focused on smaller store size, we now expect to build more Murphy branded NTI stores that are 2,800 square-foot or larger, as well as our NTI QuickChek branded locations in their existing footprint, which average from 5,000 to 7,000 square-feet in size. Our real estate development team works to maintain a multi-year pipeline of projects that supports continued ratable expansion in these high-return locations.

Diversify merchandise mix

We plan to continuously evaluate our remaining kiosk strategy to maximize our store economics and return on investment. Complementary to that strategy, we are continually refining Murphy and QuickChek branded merchandising and store designs to create a foundation for increasing higher-margin non-nicotine sales and diversifying our merchandise offerings. Key to achieving the highest potential returns from our QuickChek branded stores is continuing the ongoing development and execution of the enhanced food and beverage ("F&B") offer. We expect to further expand merchandise revenue and margins through our primary supplier relationship with Core-Mark International, Inc. ("Core-Mark"), while further optimizing promotional planning, assortment, and pricing to strengthen overall store returns.

Sustain cost leadership position

We believe that sustaining our low-cost position is a strategic advantage as a retailer of commodity products. We are undertaking several initiatives for the purpose of increasing efficiency which should allow us to continue to beat inflation on per-store operating costs to help sustain low store-level costs. We also believe that through our planned growth and efficiency initiatives, we can control overhead costs to support an overall improvement in-store returns and keep costs properly scaled as we grow organically. In order to do this successfully, we will focus on the continued development of our employees and foster an operating culture aligned with business performance, including cost leadership.

Create advantage from market volatility

We plan to continue to focus our product supply and wholesale efforts on activities that enhance our ability to be a low-price retail fuel leader and our ability to take advantage of fuel price volatility. We will continue to invest in capabilities and asset positions that support our supply chain strategy. Our distinctive business model and supply chain advantage allows us to deliver consistent margins over time and withstand periods of volatility and uncertainty.

Invest for the long term

We maintain a portfolio of predominantly fee-simple assets and utilize what we believe to be an appropriate debt structure that will allow us to be resilient during times of volatility in fuel demand, price, and margin. We believe our strong financial position should allow us to profitably execute our low-cost, high-volume retail strategy through periods of both high and low fuel margins while preserving the ability to re-invest in and grow our existing stores, brand image and supporting capabilities such as enhancing our food and beverage offerings. Furthermore, in addition to our store-development capital and investments in new capabilities, we have diversified our shareholder distribution mechanism to provide consistent return of capital through quarterly cash dividends and meaningful share repurchase programs as we continue to focus on maximizing shareholder value.

Industry Trends

We operate within the large, growing, competitive and highly fragmented U.S. retail fuel and convenience store industry. Several key industry trends and characteristics, include:

- Sensitivity to gas prices among cost conscious consumers, and increasing customer demand for low-priced fuel;

- Highly fragmented nature of the industry providing larger chain operators like Murphy USA with significant scale advantage;

- Significantly increased fuel capacity in the marketplace by the addition of NTI retail fuel and convenience stores, and

- High levels of consumer traffic around supermarkets and large format hypermarkets, supporting complementary demand at nearby and cross-promoted retail fuel stores.

Corporate Information

Murphy USA was incorporated in Delaware on March 1, 2013 and our business consists of U.S. retail marketing operations. Our Murphy USA headquarters is located at 200 Peach Street, El Dorado, Arkansas 71730 and our general telephone number is (870) 875-7600. Our Internet website is https://www.murphyusa.com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this Annual Report on Form 10-K. Shares of Murphy USA common stock are traded on the NYSE under the ticker symbol "MUSA".

Description of Our Business

We market fueling products and convenience merchandise through a network of Company retail stores. We also market to unbranded wholesale customers through a mixture of Company-owned and third-party terminals. During 2025, the Company sold approximately 4.8 billion gallons of motor fuel through our retail outlets. Below is a table that lists the states where we operate our stores at December 31, 2025 and the number of stores in each state.

State	No. of stores	State	No. of stores	State	No. of stores
Alabama	84	Kentucky	48	New York	20
Arkansas	69	Louisiana	84	North Carolina	103
Colorado	51	Michigan	27	Ohio	43
Florida	154	Missouri	50	Oklahoma	55
Georgia	103	Mississippi	55	South Carolina	81
Iowa	21	Nebraska	5	Tennessee	93
Illinois	43	Nevada	4	Texas	380
Indiana	39	New Jersey	131	Utah	5
Kansas	7	New Mexico	22	Virginia	23
				Total	1,800

The following table provides a history of our store count during the three-year period ended December 31, 2025:

	Years Ended December 31,		
	2025	2024	2023
Start of period	1,757	1,733	1,712
New construction	51	32	28
Closed or sold	(8)	(8)	(7)
End of period	1,800	1,757	1,733

The following table present the numbers of our owned and leased stores at December 31, 2025:

	Located on Owned Land	Located on Leased Property[3,5]	Total Stores
Murphy branded[1]	1,309	240	1,549
Leased from Walmart[2]	—	100	100
QuickChek[3,4,5]	10	—	10
Stores with leased land	—	55	55
Stores with leased land and buildings	—	86	86
Total stores operated	1,319	481	1,800

[1]Leases for Murphy branded stores are operating leases

[2]This table excludes 3 locations that were disposed of in prior years but remain subleased from Walmart to the buyer

[3]Operating leases have an average remaining term, including potential future renewals, of 26 years

[4]Leases for QuickChek land are operating leases and QuickChek store buildings are finance leases

[5]Finance leases have an average remaining term, including potential future renewals, of 18 years

We have purchased from Walmart the properties underlying many of our stores, and each of these properties that were purchased from Walmart are subject to Easements and Covenants with Restrictions Affecting Land ("ECRs"), which impose customary restrictions on the use of such properties, which Walmart has the right to enforce. In addition, pursuant to the ECRs, certain transfers involving these properties are subject to Walmart's right of first refusal or right of first offer. Also pursuant to the ECRs, we are prohibited from transferring such properties to a competitor of Walmart.

For risks related to our agreements with Walmart, including the ECRs, see "Risk Factors—Risks Relating to Our Business—Walmart retains certain rights in its agreements with us, which may adversely impact our ability to conduct our business."

For the remaining stores located on or adjacent to Walmart property that are not owned, we have a master lease agreement that allows us to rent land from Walmart. The master lease agreement contains general terms applicable to all rental stores on Walmart property in the United States. The term of the leases is ten years at each store, with us holding four successive five-year extension options at each site. Approximately one quarter of the leased sites have over 10 years of term remaining, including renewals, should the Company decide to exercise the renewal options. The agreement permits Walmart to terminate it in its entirety, or only as to affected sites, at its option under customary circumstances (including in certain events of bankruptcy or insolvency), or if we improperly transfer the rights under the agreements to another party. In addition, the master lease agreement prohibits us from selling a leased store or allowing a third party to operate a leased store without written consent from Walmart.

For more information about our operating leases, see Note 20 "Leases" to the accompanying audited consolidated financial statements for the three years ended December 31, 2025.

We have numerous sources for our retail fuel supply, including nearly all the major and large oil companies operating in the U.S. We purchase fuel from oil companies, independent refiners, and other marketers at rates that fluctuate with market prices and generally are reset daily, and we sell fuel to our customers at prices that we establish daily. All fuel is delivered by the truckload as needed to replenish supply at our Company stores. Our retail fuel inventories turn approximately once daily. By establishing fuel supply relationships with several suppliers, we believe we can effectively create competition for our purchases among various fuel suppliers. We also believe that purchasing arrangements with multiple fuel suppliers may help us avoid product outages during times of fuel supply disruptions. Our refined products are distributed through a few product distribution terminals that are wholly-owned and operated by us and from numerous terminals owned by others. About half of our wholly-owned terminals are supplied by marine transportation and the rest are supplied by pipeline. We also receive products at terminals owned by others either in exchange for deliveries from our terminals or by outright purchase.

In addition to the motor fuel sold at our Company stores, our stores carry a broad selection of snacks, beverages, nicotine products and non-food merchandise, as well as a greater food and beverage offering at our QuickChek locations. In 2025, we purchased more than 78% of our merchandise from a single wholesale grocer, Core-Mark. In November 2025, we renewed and extended for another five years a supply contract with Core-Mark through the year 2031.

A statistical summary of key operating and financial indicators for each of the five years ended December 31, 2025 are reported below.

	As of December 31,				
	2025	2024	2023	2022	2021
Branded retail outlets:					
Murphy USA® and Murphy Express	1,649	1,601	1,577	1,555	1,521
QuickChek®	151	156	156	157	158
Total	1,800	1,757	1,733	1,712	1,679
Retail marketing:					
Total fuel contribution (cpg)[1]	30.7	30.5	31.4	34.3	26.3
Retail fuel margin per gallon (cpg)[1]	28.1	28.1	27.6	29.6	21.9
Gallons sold per store month (in thousands)	235.8	240.6	242.0	244.6	229.4
Merchandise sales revenue per store month (in thousands)	$ 203.7	$ 204.3	$ 199.1	$ 193.5	$ 186.7
Merchandise margin as a percentage of merchandise sales	20.2%	19.8%	19.7%	19.7%	19.1%

[1]Represents net sales prices for fuel less purchased cost of fuel

Our business is organized into one reporting segment (Marketing). The Marketing segment includes our retail marketing stores and product supply and wholesale assets. For operating segment information, see Note 22 "Business Segments" in the accompanying audited consolidated financial statements for the three-year period ended December 31, 2025.

Competition

The U.S. petroleum business is highly competitive, particularly with regard to accessing and marketing petroleum and other refined products. We compete with other chains of retail fuel stores for fuel supply and in the retail sale of refined products to end consumers, primarily on the basis of price, but also on convenience and consumer appeal. In addition, we may also face competition from other retail fueling stores that adopt marketing strategies similar to ours by associating with non-traditional retailers, such as quick-service restaurants, supermarkets, discount club stores and hypermarkets, particularly in the geographic areas in which we operate. We expect that our industry will continue to trend toward this model, resulting in increased competition to us over time. Moreover, because we do not produce or refine any of the petroleum or other refined products that we market, we compete with retail gasoline companies that have ongoing supply relationships with affiliates or former affiliates that manufacture refined products. We also compete with integrated companies that have their own production and/or refining operations that are at times able to offset losses from marketing operations with profits from producing or refining operations and may be better positioned to withstand periods of depressed retail margins or supply shortages. In addition, we compete with other retail and wholesale gasoline marketing companies that have more extensive retail outlets and greater brand name recognition. Some of our competitors have been in existence longer than we have and have greater financial, marketing and other resources than we do. As a result, these competitors may have a greater ability to bear the economic risks inherent in all phases of our business and may be able to respond better to changes in the economy and new opportunities within the industry.

The retail gasoline industry in the United States is highly competitive due to ease of entry and constant change in the number and type of retailers offering similar products and services. With respect to merchandise, our retail stores compete with other convenience store chains, independently-owned convenience stores, supermarkets, drugstores, discount clubs, gasoline service stores, mass merchants, fast-food operations and other similar retail outlets. Non-traditional retailers, including supermarkets, discount club stores and mass merchants, now compete directly with retail gasoline stores. These non-traditional gasoline retailers have obtained a significant share of the gasoline market, and their market share is expected to grow, and these retailers may use promotional pricing or discounts, both at the fuel pump and in the convenience store, to encourage in-store merchandise sales and gasoline sales. In addition, some large retailers and supermarkets are adjusting their store layouts and product prices in an attempt to appeal to convenience store customers. Major competitive factors are: location, ease of access, product and service selection, gasoline brands, pricing, customer service, store appearance, cleanliness and safety.

Market Conditions and Seasonality

Market conditions in the oil and gas industry are cyclical and subject to global economic and political events that upset global supply and demand and impact the price of crude oil, as well as new and changing governmental regulations. Our operating results are affected by price changes in crude oil, natural gas and refined products, pandemics that may lead to travel restrictions or changed customer behavior, and changes in competitive conditions in the markets we serve.

Oil prices, wholesale motor fuel costs, motor fuel sales volumes, motor fuel gross margins and merchandise sales can be subject to seasonal fluctuations. Consumer demand for motor fuel typically increases during the summer driving season, and typically falls during the winter months. Travel, recreation and construction are typically higher in these months in the geographic areas in which we operate, increasing the demand for motor fuel and merchandise that we sell. Therefore, our revenues and sales volumes are typically higher in the second and third quarters of our fiscal year. A significant change in any of these factors, including a significant decrease in consumer demand (other than typical seasonal variations), could materially affect our motor fuel and merchandise volumes, motor fuel gross profit and overall customer traffic, which in turn could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Trademarks

In the highly competitive business in which we operate, our trade names, service marks and trademarks are important to distinguish our products and services from those of our competitors. We sell gasoline primarily under the Murphy USA® and Murphy Express brands, which we acquired from Murphy Oil. We acquired ownership of the QuickChek® trademark and others as a result of the QuickChek acquisition. We are not aware of any facts which would negatively impact our continuing use of any of the above trade names, service marks or trademarks.

Technology Systems

All of our Company stores use a standard hardware and software platform for point-of-sale ("POS") that facilitates item level scanning of merchandise for sales and inventory, and the secure acceptance of all major payment methods – cash, check, credit, debit, and fleet. In addition, our QuickChek stores have self-service checkouts and support third-party delivery services and mobile payments. Our standard approach to large scale and geographically dispersed deployments reduces total technology cost of ownership for the POS and inherently makes the system easier to use, support, and replace. This POS technology strategy reflects close alignment with our growth plan.

We use a combination of software as a service, commercial off-the-shelf software, and custom software applications developed using modern industry standard tools and methodologies to manage and run our business. For our financial systems, we use enterprise class systems which provide significant flexibility in managing corporate and store operations, as well as scalability for growth.

We invest in disaster recovery, system backups, redundancy, firewall, remote access security and virus and spam protection to promote a high level of system security and availability. We have systems, business policies and processes around access controls, password expirations and file retention to promote a high level of control within our technology network. See Item 1C. "Cybersecurity" for additional information.

Environmental

We are subject to numerous federal, state and local environmental laws, regulations and permit requirements. Such environmental requirements have historically been subject to frequent change and have tended to become more stringent over time. While we strive to comply with these environmental requirements, any violation of such requirements can result in litigation, increased costs or the imposition of significant civil and criminal penalties, injunctions or other sanctions. Compliance with these environmental requirements affects our overall cost of business, including capital costs to construct, maintain and upgrade equipment and facilities, and ongoing operating expenditures. We maintain sophisticated leak detection and remote monitoring systems for underground storage tanks at all of our retail fueling stores and install up-to-date tank, piping, and monitoring systems at our new stores. We operate above-ground bulk petroleum tanks at our terminal locations and have upgraded certain product lines and conduct annual monitoring to help mitigate the risk of potential soil and groundwater contamination. We allocate a portion of our capital expenditure program to comply with environmental laws and regulations, and such capital expenditures are projected to be approximately $11.5 million in 2026.

We could be subject to joint and several as well as strict liability for environmental contamination. Some of our current and former properties have been operated by third parties whose handling and management of hazardous materials were not under our control, and substantially all of them have or previously had motor fuel or petroleum product storage tanks. Pursuant to certain environmental laws and regulations, we could be responsible for investigating and remediating contamination relating to such stores, including impacts attributable to prior site occupants or other third parties, and for implementing remedial measures to mitigate the risk of future contamination. We may also have liability for contamination and violations of environmental laws and regulations under contractual arrangements with third parties, such as landlords and former owners of our sites, including at our sites in close proximity to Walmart stores. Contamination has been identified at certain of our current and former terminals and retail fueling stores, and we are continuing to conduct investigation and remediation activities in relation to such properties. The discovery of additional contamination or the imposition of further investigation or remediation obligations at these or other properties could result in significant costs. In some cases, we may be eligible to receive money from state "leaking-petroleum-storage-tank" trust funds to help fund remediation. However, receipt of such payments is subject to stringent eligibility requirements and other limitations that can significantly reduce the availability of such trust fund payments and may delay or increase the duration of associated cleanups. We could also be held responsible for contamination relating to third-party sites to which we or our predecessors have sent hazardous materials for recycling or disposal. We are currently identified as a potentially responsible party ("PRP") in connection with one such disposal site. Any such contamination, leaks from storage tanks or other releases of regulated materials could result in claims against us by governmental authorities and other third parties for fines or penalties, natural resource damages, personal injury, and property damage. From time to time, we are subject to legal and administrative proceedings governing the investigation and remediation of contamination or spills from current and past operations, including from our terminal operations and leaking-petroleum-storage-tanks.

Consumer demand for our products may be adversely impacted by fuel economy standards as well as greenhouse gas ("GHG") vehicle emission reduction measures. The U.S. National Highway Traffic Safety Administration ("NHTSA") is responsible for issuing Corporate Average Fuel Economy ("CAFE") regulations that set fuel economy standards for fleets and the Environmental Protection Agency ("EPA") and the California Air Resources Board ("CARB") promulgate GHG emissions standards. In 2022, NHTSA promulgated fuel economy standards for light-duty cars and trucks for the 2024 through 2026 model years, and in 2024, NHTSA promulgated fuel economy standards for light-duty cars and trucks for the 2027 through 2031 model years, as well as standards for heavy-duty pickup trucks and vans for the 2030 through 2035 model years.

In 2021, EPA promulgated emissions standards for GHGs for the 2023 through 2026 model years, and in 2024 promulgated emission standards for GHGs and certain other pollutants known as "criteria pollutants" for the 2027 through 2032 model years. For heavy-duty vehicles and engines, EPA maintains emissions standards for criteria pollutants and GHGs. In 2022, EPA promulgated emissions standards for criteria pollutants for 2027 and beyond. In 2024, EPA promulgated emissions standards for GHGs for the 2027 through 2032 model years. Both the CAFE standards and emissions standards have been challenged in litigation. CARB also has emissions standards for criteria pollutants and GHGs, which have generally been more stringent than EPA's, and various states have adopted CARB's standards pursuant to the federal Clean Air Act. The list of opt-in states changes over time, based on the legislative, executive, and regulatory actions by each individual state.

However, in June 2025, NHTSA published an interpretive rule indicating that it would revisit its medium- and heavy-duty fuel efficiency program, including related civil penalties, to ensure it is consistent with the agency's governing statutes. In July 2025, the EPA proposed to remove GHG regulations for light-, medium-, and heavy-duty on-highway vehicles on a retrospective and prospective basis. In December 2025, NHTSA proposed revised CAFE standards for the 2022-2031 model years that reduce the stringency from what were previously finalized. Despite these recent developments regarding fuel economy and emissions standards at the federal level, any future increases in or changes to fuel economy standards or GHG emission reduction requirements could decrease demand for our products.

Air emissions from our facilities are also subject to regulation. For example, certain of our fueling stores may be required to install and maintain vapor recovery systems to control emissions of volatile organic compounds to the air during the vehicle fueling process. Although the EPA has not revised the national ambient air quality standards for ground-level ozone in recent years, any future revisions to such standards by the EPA could require additional equipment upgrades and operating controls that could increase our capital and operating expenses. Any other future environmental regulatory changes applicable to our business or operations may also result in increased compliance costs.

Our business is also subject to increasingly stringent laws and regulations governing the content and characteristics of fuel. For example, the gasoline we sell generally must meet increasingly rigorous sulfur and benzene standards. In addition, renewable fuel standards generally require refiners and gasoline blenders to meet certain volume quotas or obtain representative trading credits for renewable fuels that are established as a percentage of their finished product production. Such fuel requirements and renewable fuel standards may adversely affect our wholesale fuel purchase costs.

Sale of Regulated Products

In certain areas where our retail stores are located, state or local laws limit the hours of operation for the sale of alcoholic beverages and restrict the sale of alcoholic beverages and nicotine products to persons younger than a certain age. State and local regulatory agencies have the authority to approve, revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of alcoholic beverages, as well as to issue fines to convenience stores for the improper sale of alcoholic beverages and nicotine products. Failure to comply with these laws may result in the loss of necessary licenses and the imposition of fines and penalties on us. Such a loss or imposition could have a material adverse effect on our business, liquidity and results of operations. In many states, retailers of alcoholic beverages have been held responsible for damages caused by intoxicated individuals who purchased alcoholic beverages from them. While the potential exposure for damage claims as a seller of alcoholic beverages and nicotine products is substantial, we have adopted procedures intended to minimize such exposure. We also adhere to federal, state, and local regulations governing sales on lottery and all other age-restricted products in the jurisdictions in which we operate.

Safety

We are subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that certain information be maintained about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens.

Other Regulatory Matters

Our retail stores are also subject to regulation by federal agencies and to licensing and regulations by state and local health, sanitation, fire and other departments relating to the development and operation of retail stores, including regulations relating to zoning and building requirements and the preparation and sale of food. Difficulties in obtaining or failures to obtain the required licenses or approvals could delay or prevent the development of a new retail store in a particular area.

Our operations are also subject to federal and state laws governing such matters as wage rates, overtime and citizenship requirements. At the federal and state levels, there are proposals under consideration from time to time to increase minimum wage rates and periods of protected leaves. Increases in wages, overtime pay, or benefits due to changes in the statutory minimum salary requirements or minimum wage rates or mandated health benefits would result in an increase in our labor costs. Such cost increases, or the penalties for failing to comply, could adversely affect our business, financial condition, and results of operations. We monitor such changes to ensure our continued compliance with these ever-changing regulations.

Human Capital

At Murphy USA, we know that the strength of our workforce is critical to our long-term success and we strive to build upon this through the foundation laid by our Principles. As of December 31, 2025, Murphy USA had approximately 16,900 employees, including 5,900 full-time employees and 11,000 part-time employees working at our stores, National Contact Center, and corporate headquarters.

Murphy USA is committed to the attraction, development, retention, and safety of our employees. Our initiatives for fiscal year 2025 addressed, among other things, (i) Our Principles, (ii) Talent Management, (iii) Total Rewards, and (iv) Workforce Safety.

Our Principles are the heart of our rich culture, creating the foundation of how we operate at Murphy USA. They are the values that shape the strong character of our company. The basis for our human capital management focus is driven by our core Principles of Integrity, Respect, Citizenship, and Spirit.

Integrity	Respect	Citizenship	Spirit
Be persistently ethical and honest to foster trust. We carry ourselves with a quiet confidence because we know that – in the long run — our character will speak for itself. We always do the right thing, even when no one is watching.	**Value and appreciate others.** We encourage and promote diverse approaches in all our thoughts, ideas and actions. We understand the value gained through embracing the strengths, experiences, and perspectives of others.	**Believe in the power of good actions.** We are committed to the greater good for our employees, company, customers, suppliers and other stakeholders. We are responsible and involved in the communities in which we live and work as ambassadors of Murphy USA.	**Strive to be the best.** We are highly engaged and truly care about what we do and how we are perceived. We have a strong desire to exceed our customers' expectations. We work closely with each other to drive our success through reliable and consistent execution.

We are committed to living our Principles, specifically, the principle of "Respect" as we strive for each employee to feel valued and respected for the unique talent, skill and background they bring to the organization.

We are intentional about promoting visible and invisible diversity throughout Murphy USA through several talent initiatives:

- We invest in established partnerships with diverse colleges and universities.

- We identify critical roles and potential successors with our succession management program.

- We lift up talent through differentiated and personalized development opportunities.

We employ thoughtful talent management strategies, including annual succession planning, semi-annual people reviews, promotion review committees, mid-year and annual performance reviews, and cohort performance review calibrations.

We are dedicated to helping our employees succeed professionally by offering a robust suite of learning and development opportunities.

- Our field teams have comprehensive functional training programs at each level.

- We have individual development plans (IDPs) and an eLearning platform to support employee-driven development.

- We offer a formal stretch role and assignment process to support development at all levels.

- We have a mentorship process.

- Leadership development opportunities are available for all leaders and additional development opportunities are available to all home office team members.

- We provide tuition reimbursement for home office employees, store managers, and assistant store managers.

- We sponsor employees seeking to earn their GED.

We have demonstrated a history of investing in our employees by offering competitive salaries and wages. We offer comprehensive benefit packages designed to support employees' overall well-being. We have benefit packages available at all levels of the organization and continuously evaluate plan offerings to further support our employees. The benefits package offered to our full-time employees includes:

- Comprehensive health benefits (both in-person and telehealth), flex spending accounts & health savings accounts, prescription, dental, and vision benefits.

- Life insurance, accident and hospital indemnity insurance and critical illness insurance.

- Long-term disability and short-term disability, leave of absence benefits.

- Parental leave available to all new parents for birth, adoption, or foster placement.

- An Employee Assistance Program.

- 401K program with company match.

- Paid time off: including vacation, sick, parental, bereavement, and holidays.

A thoughtful and well-planned approach has been taken to evaluate and execute benefits consolidation between Murphy USA and QuickChek. We are proud to say we have completed the alignment of all QuickChek benefit programs and vendors have been integrated with Murphy USA's, inclusive of medical, dental, vision, life, accident, disability, flexible spending, and retirement. In addition, an enterprise approach to benefit offerings and eligibility was completed in 2025, ensuring equitable, competitive benefit packages for all eligible employees.

We are committed to keeping our employees and customers safe through fostering and maintaining a strong safety culture and emphasizing the importance of our employees' role in identifying, mitigating and communicating safety risks. We have continued to build our rapid response program to ensure safety events (i.e., slip and falls, medical emergencies, and vehicle accidents) are escalated quickly and responded to efficiently.

Properties

Our headquarters of approximately 120,000 square-feet is located at 200 Peach Street, El Dorado, Arkansas. We also own and operate two other office buildings in El Dorado, Arkansas that house our store support center and certain technology services personnel, and we own and operate an office building and training center in Whitehouse Station, New Jersey for our QuickChek store support personnel. We have numerous owned and leased properties for our retail fueling stores as described under "Description of Our Business," as well as wholly-owned product distribution terminals.

Website access to SEC Reports

Interested parties may obtain the Company's public disclosures filed with the Securities and Exchange Commission ("SEC"), including Form 10-K, Form 10-Q, Form 8-K and other documents, by accessing the Investor Relations section of Murphy USA Inc.'s website at https://ir.corporate.murphyusa.com.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 are available on our website, free of charge, as soon as reasonably practicable after such reports are filed with, or furnished to, the SEC. Alternatively, you may access these reports at the SEC's website at https://www.sec.gov. The information contained on these websites referenced herein is not incorporated by reference into this filing.

Item 1A. RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained in this Annual Report on Form 10-K.

Our business, prospects, financial condition, results of operations or cash flows could be materially and adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline.

Risks Relating to Our Company

Our business and our reputation could be adversely affected by the failure to protect sensitive customer, employee or vendor data or to comply with applicable regulations relating to data security and privacy.

In the normal course of our business as a gasoline and merchandise retailer, we obtain large amounts of personal data, including credit and debit card information from our customers. We also engage third-party vendors that provide technology, systems, and services to facilitate our collection, retention, processing and transmission of this information. A breakdown or a breach in our systems or in the systems of our third-party vendors that results in the unauthorized release of individually identifiable customer or other sensitive data could have a material adverse effect on our reputation, operating results and financial condition. Such a breakdown or breach could also materially increase the costs we incur to protect against such risks. Also, a material failure on our part, or the part of our vendors, to comply with regulations relating to our obligation to protect such sensitive data or the privacy rights of our customers, employees and others could subject us to fines or other regulatory sanctions and potentially to lawsuits and adversely affect our brand name.

Our operations present hazards and risks, which may not be fully covered by insurance, if insured. If a significant accident or event occurs for which we are not adequately insured, our operations and financial results could be adversely affected.

The scope and nature of our operations are subject to a variety of operational hazards and risks, including explosions, fires, toxic emissions, and natural catastrophes that must be managed through continual oversight and control. These and other risks are present throughout our operations. As protection against these hazards and risks, we maintain insurance against many, but not all, potential losses or liabilities arising from such risks. Uninsured losses and liabilities arising from operating risks could reduce the funds available to us for capital and investment spending and could have a material adverse effect on our financial condition, results of operations and cash flows.

Our indebtedness could restrict our business and adversely impact our financial condition, results of operations or cash flows; our leverage could increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us in the future.

We have debt obligations that could restrict our business and adversely impact our financial condition, results of operations or cash flows. This outstanding indebtedness could have significant consequences to our future operations, including:

- making it more difficult for us to meet our payment and other obligations under our outstanding debt;

- resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all of our debt becoming immediately due and payable;

- reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

- limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

- placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations.

In addition, our credit facilities and the indentures that govern the notes include restrictive covenants that, subject to certain exceptions and qualifications, restrict or limit our ability and the ability of our restricted subsidiaries to, among other things, incur additional indebtedness, pay dividends, make certain investments, sell certain assets and enter into certain strategic transactions, including mergers and acquisitions. These covenants and restrictions could affect our ability to operate our business, and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise.

Our leverage may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us. Our leverage could increase with additional borrowings on our shelf registration statement or increases in the size of our revolving credit facility or term loan. We have below investment-grade ratings on our notes from Moody's and S&P while our credit facilities are rated investment grade. Our credit ratings could be lowered or withdrawn entirely by a ratings agency if, in its judgment, the circumstances warrant. If our existing ratings are lowered, or otherwise we do not obtain an investment grade rating in the future for the notes, or if we do and a rating agency were to downgrade us again to below investment grade, our borrowing costs would increase and our funding sources could decrease. Actual or anticipated changes or downgrades in our ratings, including any announcement that our ratings are under review for a downgrade, could adversely affect our business, cash flows, financial condition and operating results.

Our ability to meet our payment obligations under the notes and our other debt depends on our ability to generate significant cash flow in the future.

Our ability to meet our payment and other obligations under our debt instruments, including the notes, depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot provide assurance that our business will generate cash flow from operations, or that future borrowings will be available to us under our credit agreement or any future credit facilities or otherwise, in an amount sufficient to enable us to meet our payment obligations under the notes and our other debt and to fund other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, including the notes, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under the notes and our other debt.

Despite our current indebtedness levels, we may be able to incur substantially more debt. This could exacerbate further the risks associated with our leverage.

We and our subsidiaries may incur substantial additional indebtedness, including secured indebtedness, in the future, subject to the terms of the indentures governing the notes and our credit agreement that limit our ability to do so. Such additional indebtedness may include additional notes, which will also be guaranteed by the guarantors, to the extent permitted by the indentures and our credit agreement. Although the indentures limit our ability and the ability of our subsidiaries to create liens securing indebtedness, there are significant exceptions to these limitations that will allow us and our subsidiaries to secure significant amounts of indebtedness without equally and ratably securing the notes. If we or our subsidiaries incur secured indebtedness and such secured indebtedness is either accelerated or becomes subject to a bankruptcy, liquidation or reorganization, our and our subsidiaries' assets would be used to satisfy obligations with respect to the indebtedness secured thereby before any payment could be made on the notes that are not similarly secured. In addition, the indentures governing the Senior Notes will not prevent us or our subsidiaries from incurring other liabilities that do not constitute indebtedness. If new debt or other liabilities are added to our current debt levels, the related risks that we now face could intensify.

Failure to maintain the quality and safety of our food products could adversely impact our reputation and business.

As we continue to focus on enhancing our food and beverage offerings, concerns regarding the quality or safety of our food products or our food supply chain, even if factually incorrect or based on isolated incidents, could hurt our sales of prepared food products and possibly lead to product liability and personal injury claims, litigation, governmental agency investigations and damages.

We may need to recognize impairment charges related to goodwill, identified intangible assets and fixed assets.

We have balances of goodwill and intangible assets as a result of the QuickChek acquisition. We are required to test goodwill and any other intangible assets with an indefinite life for possible impairment on the same date each year and on an interim basis if there are indicators of a possible impairment. We are also required to evaluate amortizable intangible assets and fixed assets for impairment if there are indicators of a possible impairment. In 2025 and 2024, we recorded impairment charges related to fixed assets of $5.3 million and $8.2 million, respectively, that were largely attributable to competitive pressures in certain Northeast markets. We may have additional impairment charges in future periods in connection with our periodic evaluation of our goodwill and intangible assets.

There is significant judgment required in the analysis of a potential impairment of goodwill, identified intangible assets and fixed assets. If, as a result of a general economic slowdown, deterioration in one or more of the markets in which we operate or impairment in our financial performance and/or future outlook, the estimated fair value of our long–lived assets decreases, we may determine that one or more of our long–lived assets is impaired. An impairment charge would be determined based on the estimated fair value of the assets and any such impairment charge could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business

Volatility in the global prices of oil and petroleum products and general economic conditions that are largely out of our control, as well as seasonal variations in fuel pricing, can significantly affect our operating results.

Our net income is significantly affected by changes in the margins on retail and wholesale gasoline marketing operations. Oil and domestic wholesale gasoline markets are volatile. General political conditions, acts of war or terrorism and instability in oil producing regions, particularly in the Middle East and South America, and the value of U.S. dollars relative to other foreign currencies, particularly those of oil producing nations, have significantly affected and in the future could significantly affect oil supplies and wholesale gasoline costs. In addition, the supply of gasoline and our wholesale purchase costs can be adversely affected in the event of a shortage, which could result from, among other things, lack of capacity at oil refineries, sustained increase in global demand or the fact that our gasoline contracts do not guarantee an uninterrupted, unlimited supply of gasoline. Our wholesale purchase costs could also be adversely affected by increasingly stringent regulations regarding the content and characteristics of fuel products. Significant increases and volatility in wholesale gasoline costs could result in lower gasoline gross margins per gallon. This volatility makes it extremely difficult to predict the effect that future wholesale cost fluctuations will have on our operating results and financial condition in future periods.

Except in limited cases, we typically do not seek to hedge any significant portion of our exposure to the effects of changing prices of commodities. Dramatic increases in oil prices reduce retail gasoline gross margins, because wholesale gasoline costs typically increase faster than retailers are able to pass them along to customers. We purchase refined products, particularly gasoline, needed to supply our retail stores. Therefore, our most significant costs are subject to volatility of prices for these commodities. Our ability to successfully manage operating costs is important because we have little or no influence on the sales prices or regional and worldwide consumer demand for oil and gasoline. Furthermore, oil prices, wholesale fuel costs, fuel sales volumes, fuel gross margins and merchandise sales can be subject to seasonal fluctuations. For example, consumer demand for fuel typically increases during the summer driving season, and typically falls during the winter months. Travel, recreation and construction are typically higher in these months in the geographic areas in which we operate, increasing the demand for fuel and merchandise that we sell. Therefore, our revenues and/or sales volumes are typically higher in the second and third quarters of our fiscal year. A significant change in any of these factors, including a significant decrease in consumer demand (other than typical seasonal variations), could materially affect our fuel and merchandise volumes, fuel gross profit and overall customer traffic, which in turn could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Further, recessionary economic conditions, higher interest rates, higher gasoline and other energy costs, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors may affect consumer spending or buying habits, and could adversely affect the demand for products we sell at our retail stores. Unfavorable economic conditions, higher gasoline prices and unemployment levels can affect consumer confidence, spending patterns and vehicle miles driven. These factors can lead to sales declines in both gasoline and general merchandise, and in turn have an adverse impact on our business, financial condition, results of operations and cash flows.

We are exposed to risks associated with the interruption of supply and increased costs as a result of our reliance on third-party supply and transportation of refined products.

We utilize key product supply and wholesale assets, including our pipeline positions and product distribution terminals, to supply our retail fueling stores. Much of our competitive advantage arises out of these arrangements which, when disrupted, have in the past and could in the future adversely affect us, and such effects could be material. In addition to our own operational risks discussed above, we could experience interruptions of supply or increases in costs to deliver refined products to market if the ability of the pipelines or vessels to transport petroleum or refined products is disrupted because of weather events, accidents, governmental regulations or third-party actions.

An inability to maintain a multi-year new store project pipeline may cause our Company's growth to slow in 2026 and beyond.

Our ability to grow by 45 to 55 new stores and up to 30 raze-and-rebuild stores in 2026 and by 50-plus NTI stores and up to 30 raze-and-rebuild stores in future years relies on the continued growth of our project pipeline and the building material supply chain. We have a very active Asset Development group that works to focus on our key target areas to locate suitable traffic count locations for this future growth. If the Asset Development group is unable to locate suitable locations or is unable to close the acquisition of those locations in a timely fashion, the Company could find that it does not have sufficient land to fulfill its pipeline. Further, permitting delays due to local governmental agency ability to timely respond to our requests or construction delays from supply chain or labor constraints could also negatively impact our project pipeline.

We currently have one primary supplier for over 78% of our merchandise. A disruption in supply could have a material effect on our business.

In 2025, over 78% of our merchandise, including most nicotine products and grocery items, was purchased from a single wholesale grocer, Core-Mark. In November 2025, we renewed and extended for another five years a supply contract with Core-Mark through the year 2031. If Core-Mark is unable to fulfill its obligations under our contract, alternative suppliers that we could use in the event of a disruption may not be immediately available or offer merchandise on similar commercial terms. A disruption in supply could have a material effect on our business, financial condition, results of operations and cash flows.

Changes in credit card expenses could reduce our profitability, especially on fuel transactions.

A significant portion of our retail sales involve payment using credit cards. We are assessed credit card fees as a percentage of transaction amounts and not as a fixed dollar amount or percentage of our gross margins. Higher fuel prices result in higher credit card expenses, and an increase in credit card use or an increase in credit card fees would have a similar effect. Therefore, credit card fees charged on fuel related purchases that are more expensive as a result of higher fuel prices are not necessarily accompanied by higher gross margins. In fact, such fees may cause lower profitability. Lower income on fuel sales caused by higher credit card fees may decrease our overall profitability and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Walmart continues to be a key relationship with regard to our Murphy USA network.

At December 31, 2025, most of our Murphy branded stores were located in close proximity to Walmart Supercenter stores and we participate in the Walmart+ program. Therefore, our relationship with Walmart, the continued goodwill of Walmart and the integrity of Walmart's brand name in the retail marketplace are all important drivers for our business. Any deterioration in our relationship with Walmart could have an adverse effect on operations of the stores that are branded Murphy USA and participate in a discount. In addition, our competitive posture could be weakened by negative changes at Walmart. Many of our Company stores benefit from customer traffic generated by Walmart retail stores, and if the customer traffic through these host stores decreases due to the economy or for any other reason, our sales could be materially and adversely affected.

Walmart retains certain rights in its agreements with us, which may adversely impact our ability to conduct our business.

Our owned properties that were purchased from Walmart are subject to Easements with Covenants and Restrictions Affecting Land (the "ECRs") between us and Walmart. The ECRs impose customary restrictions on the use of our properties, which Walmart has the right to enforce. The ECRs also provide that if we propose to sell a fueling store property or any portion thereof (other than in connection with the sale of all or substantially all of our properties that were purchased from Walmart or in connection with a bona fide financing), Walmart has a right of first refusal to purchase such property or portion thereof on similar terms. Subject to certain exceptions (including a merger in which we participate, the transfer of any of our securities or a change in control of us), if we market for sale to a third party all or substantially all of our properties that were purchased from Walmart, or if we receive an unsolicited offer to purchase such properties that we intend to accept, we are required to notify Walmart. Walmart then has the right, within 90 days of receipt of such notice, to make an offer to purchase such properties. If Walmart makes such an offer, for a period of one year we will generally only be permitted to accept third-party offers where the net consideration to us would be greater than that offered by Walmart.

The ECRs also prohibit us from transferring all or substantially all of our fueling store properties that were purchased from Walmart to a "competitor" of Walmart, as reasonably determined by Walmart. The term "competitor" is generally defined in the ECRs as an entity that owns, operates or controls grocery stores or supermarkets, wholesale club operations similar to that of a Sam's Club, discount department stores or other discount retailers similar to any of the various Walmart store prototypes or pharmacy or drug stores.

Similarly, some of our leased properties are subject to certain rights retained by Walmart. Our master lease agreement states that if Murphy Oil USA, Inc. is acquired or becomes party to any merger or consolidation that results in a material change in the management of the stores, Walmart will have the option to purchase the stores at fair market value. The master lease also prohibits us from selling all or any portion of a store without first offering to sell all or such portion to Walmart on the same terms and conditions. These provisions may restrict our ability to conduct our business on the terms and in the manner we consider most favorable and may adversely affect our future growth.

The current level of revenue that is generated from RINs may be highly variable.

Murphy USA's business generates revenues from capturing and subsequently selling Renewable Identification Numbers ("RINs"), a practice enabled through the blending of petroleum-based fuels with renewable fuels. The market price for RINs fluctuates based on a variety of factors, including but not limited to governmental and regulatory action and market dynamics. In 2025, the market price continued to fluctuate but was higher on average than the prior year. Variations in the market price of RINs can also have an impact on our cost of goods sold for petroleum products, which can be positive or negative depending on the movement of the market prices of RINs. Although a decline in the market prices could have a material impact on the Company's revenues, Murphy USA's business model is not dependent on its ability to generate revenues from this portion of other operating income.

Current litigation and future rule making could impact the Renewable Fuel Standard ("RFS") program. The RFS program is the regulatory means by which the federal government requires the introduction of an increasing amount of renewable fuel into the fuel supply. As it is, refiners are obligated to obtain—either by blending biofuels into petroleum-based fuels or through purchase on the open market—and then retire RINs to satisfy their individual obligations.

We could be adversely affected if we are not able to attract and retain qualified personnel.

We are dependent on our ability to attract and retain qualified personnel. If, for any reason, we are not able to attract and retain qualified personnel, our business, financial condition, results of operations and cash flows could be adversely affected.

Capital financing may not always be available to fund our activities.

We usually must spend and risk a significant amount of capital to fund our activities. Although most capital needs are funded from operating cash flow, the timing of cash flows from operations and capital funding needs may not always coincide, and the levels of cash flow may not fully cover capital funding requirements.

From time to time, we may need to supplement our cash generated from operations with proceeds from financing activities. We have entered into a credit facility to provide us with available financing for working capital and other general corporate purposes. This credit facility is intended to meet any ongoing cash needs in excess of internally generated cash flows. Uncertainty and volatility in financial markets may materially impact the ability of the participating financial institutions to fund their commitments to us under our credit facility. Accordingly, we may not be able to obtain the full amount of the funds available under our credit facility to satisfy our cash requirements, and our failure to do so could have a material adverse effect on our operations and financial position.

Risks Relating to Our Industry

We operate in a highly competitive industry, which could adversely affect us in many ways, including our profitability, our ability to grow, and our ability to manage our businesses.

We operate in the oil and gas industry and experience intense competition from other independent retail and wholesale gasoline marketing companies. The U.S. petroleum marketing business is highly competitive, particularly with regard to accessing and marketing petroleum and other refined products. We compete with other chains of retail fuel stores for fuel supply and in the retail sale of refined products to end consumers, primarily on the basis of price, but also on the basis of convenience and consumer appeal. In addition, we may also face competition from other retail fueling stores that adopt marketing strategies similar to ours by associating with non-traditional retailers, such as supermarkets, discount club stores and hypermarkets, particularly in the geographic areas in which we operate. We expect that our industry will continue to trend toward this model, resulting in increased competition to us over time. Moreover, because we do not produce or refine any of the petroleum or other refined products that we market**,** we compete with retail gasoline companies that have ongoing supply relationships with affiliates or former affiliates that manufacture refined products. We also compete with integrated companies that have their own production and/or refining operations that are at times able to offset losses from marketing operations with profits from producing or refining operations and may be better positioned to withstand periods of depressed retail margins or supply shortages. In addition, we compete with other retail and wholesale gasoline marketing companies that have more extensive retail outlets and greater brand name recognition. Some of our competitors have been in existence longer than we have and have greater financial, marketing and other resources than we do. As a result, these competitors may have a greater ability to bear the economic risks inherent in all phases of our business and may be able to respond better to changes in the economy and new opportunities within the industry. Such competition could adversely affect us, including our profitability, our ability to grow and our ability to manage our business.

In addition, the retail gasoline industry in the United States is highly competitive due to ease of entry and constant change in the number and type of retailers offering similar products and services. With respect to merchandise, our retail stores compete with other convenience store chains, independently-owned convenience stores, supermarkets, drugstores, discount clubs, gasoline service stores, mass merchants, fast-food operations and other similar retail outlets. Non-traditional retailers, including supermarkets, discount club stores and mass merchants, now compete directly with retail gasoline stores. These non-traditional gasoline retailers have obtained a significant share of the gasoline market, and their market share is expected to grow, and these retailers may use promotional pricing or discounts, both at the fuel pump and in the convenience store, to encourage in-store merchandise sales and gasoline sales. In addition, some large retailers and supermarkets are adjusting their store layouts and product prices in an attempt to appeal to convenience store customers. Major competitive factors include: location, ease of access, product and service selection, gasoline brands, pricing, customer service, store appearance, cleanliness and safety. Competition from these retailers may reduce our market share and our revenues, and the resulting impact on our business and results of operations could be materially adverse.

Future nicotine legislation and/or regulation, potential court rulings affecting the nicotine industry, campaigns to discourage smoking, increases in nicotine taxes and wholesale cost increases of nicotine products could have a material adverse impact on our retail operating revenues and gross margin.

Sales of nicotine products have historically accounted for an important portion of our total sales of convenience store merchandise. Significant increases in wholesale costs and tax increases on nicotine products, as well as future legislation and/or regulation, potential rulings in court cases impacting the nicotine industry, and national and local campaigns to discourage the use of nicotine products in the United States, may have an adverse effect on the demand for nicotine products, and therefore reduce our revenues and profits. Also, increasing regulations, including those for e-cigarettes, vapor products, and new nicotine products could offset some of the recent gains we have experienced from selling these products. Local governing bodies continue to consider banning specific nicotine products and have done so in some instances. If such efforts continue to be successful, it could have a further negative impact on our nicotine sales. Conversely, failure to enforce laws on the books of certain jurisdictions related to vapor products can have a negative impact on our sales and margin for those products.

Likewise, major cigarette manufacturers currently offer substantial rebates to retailers unless prohibited by state or local laws. We include these rebates as a component of our gross margin. In the event these rebates are no longer offered, or decreased, our profit from cigarette sales will decrease accordingly. These factors could materially and adversely affect our retail price of nicotine products, unit volume and sales, merchandise gross margin and overall customer traffic. Reduced sales of nicotine products or smaller gross margins on the sales we make could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Changes in consumer behavior and travel as a result of changing economic conditions, the development of alternative energy technologies or otherwise could affect our business.

In the retail gasoline industry, customer traffic is generally driven by consumer preferences and spending trends, growth rates for commercial truck traffic and trends in travel and weather. Changes in economic conditions generally, or in the regions in which we operate, could adversely affect consumer spending patterns and travel in our markets. In particular, weakening economic conditions may result in decreases in miles driven and discretionary consumer spending and travel, which affect spending on gasoline and convenience items. In addition, changes in the types of products and services demanded by consumers may adversely affect our merchandise sales and gross margin. Additionally, negative publicity or perception surrounding gasoline suppliers could adversely affect their reputation and brand image, which may negatively affect our gasoline sales and gross margin. Our success depends on our ability to anticipate and respond in a timely manner to changing consumer demands and preferences while continuing to sell products and services that remain relevant to the consumer and thus will positively impact overall retail gross margin.

Similarly, advanced technology, improved fuel efficiency and increased use of "green" automobiles (e.g., those automobiles that do not use gasoline or that are powered by hybrid engines) could reduce demand for gasoline and could otherwise change our customers' shopping habits or lead to new forms of fueling destinations or new competitive pressures. Developments regarding climate change and the effects of greenhouse gas emissions on climate change and the environment have led to increased use of lower- or zero-emission automobiles. Other market and social initiatives such as public and private initiatives that aim to subsidize the development of non-fossil fuel energy sources may also reduce the competitiveness of gasoline. Consequently, the increased adoption of lower- or zero-emission automobiles and general attitudes toward gasoline and its relationship to the environment may significantly affect our sales and ability to market our products. Reduced consumer demand for gasoline could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operations and earnings have been and will continue to be affected by worldwide political developments.

Many governments, including those that are members of the Organization of Petroleum Exporting Countries ("OPEC"), unilaterally intervene at times in the orderly market of petroleum and natural gas produced in their countries through such actions as setting prices, determining rates of production, and controlling who may buy and sell the production. In addition, prices and availability of petroleum, natural gas and refined products could be influenced by political unrest and by various governmental policies to restrict or increase petroleum usage and supply. Other governmental actions that could affect our operations and earnings include tax changes, royalty increases and regulations concerning: currency fluctuations, protection and remediation of the environment, concerns over the possibility of global warming being affected by human activity including the production and use of hydrocarbon energy, restraints and controls on imports and exports, safety, and relationships between employers and employees. As a retail motor fuel marketing company, we are significantly affected by these factors. Because these and other factors are subject to changes caused by governmental and political considerations and are often made in response to changing internal and worldwide economic conditions and to actions of other governments or specific events, it is not practical to attempt to predict the effects of such factors on our future operations and earnings.

Our business is subject to operational hazards and risks normally associated with the marketing of petroleum products.

We operate in many different locations around the United States. The occurrence of an event, including but not limited to acts of nature such as hurricanes, floods, earthquakes and other forms of severe weather, and mechanical equipment failures, industrial accidents, fires, explosions, acts of war and terrorist attacks could result in damage to our facilities, and the resulting interruption and loss of associated revenues; environmental pollution or contamination; and personal injury, including death, for which we could be deemed to be liable, and which could subject us to substantial fines and/or claims for punitive damages.

We store gasoline in storage tanks at our retail stores. Our operations are subject to significant hazards and risks inherent in storing gasoline. These hazards and risks include, but are not limited to, fires, explosions, spills, discharges and other releases, any of which could result in distribution difficulties and disruptions, environmental pollution, fines imposed by governmental agencies or cleanup obligations, personal injury or wrongful death claims and other damage to our properties and the properties of others. Any such event could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain of our assets such as gasoline terminals and certain retail fueling stores lie near the U.S. coastline and are vulnerable to hurricane and tropical storm damages, which may result in shutdowns. The U.S. hurricane season runs from June through November, but the most severe storm activities usually occur in late summer. Moreover, it should be noted that some scientists have predicted that increasing concentrations of greenhouse gases in the earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events, which could adversely impact our operations. Although we maintain insurance for certain of these risks as described below, due to policy deductibles and possible coverage limits, weather-related risks are not fully insured.

We are subject to various environmental laws, regulations and permit requirements, which could expose us to significant expenditures, liabilities or obligations and reduce product demand.

We are subject to stringent federal, state and local environmental laws and regulations governing, among other things, the generation, storage, handling, use and transportation of petroleum products and hazardous materials; the emission and discharge of such substances into the environment; the content and characteristics of fuel products; the process safety of our facilities; and human health and safety. Pursuant to such environmental laws and regulations, we are also required to obtain permits from governmental authorities for certain of our operations. While we strive to abide by these requirements, we cannot provide any assurance that we have been or will be at all times in compliance with such laws, regulations and permits. If we violate or fail to comply with these requirements, we could be subject to litigation, costs, fines or other sanctions. Environmental requirements, and the enforcement and interpretation thereof, change frequently and have generally become more stringent over time. Compliance with existing and future environmental laws, regulations and permits may require significant expenditures. In addition, to the extent fuel content and characteristic standards increase our wholesale purchase costs, we may be adversely affected if we are unable to recover such costs in our pricing.

We could be subject to joint and several as well as strict liability for environmental contamination, without regard to fault or the legality of our conduct. In particular, we could be liable for contamination relating to properties that we own, lease or operate or that we or our predecessors previously owned, leased or operated. Substantially all of these properties have or in the past had storage tanks to store motor fuel or petroleum products. Leaks from such tanks may impact soil or groundwater and could result in substantial costs. We could also be held responsible for contamination relating to third-party sites to which we or our predecessors have sent regulated materials. In addition to potentially significant investigation and remediation costs, any such contamination, leaks from storage tanks or other releases of regulated materials can give rise to claims from governmental authorities and other third parties for fines or penalties, natural resource damages, personal injury and property damage.

Our business is also affected by fuel economy standards and GHG vehicle emission reduction measures. To the extent such fuel economy and GHG reduction requirements become more stringent over time, demand for our products may be adversely affected. In addition, some of our facilities are subject to GHG regulation. We are currently required to report annual GHG emissions from certain of our operations, and additional GHG emission-related requirements that may affect our business have been finalized or are in various phases of discussion or implementation. Any existing or future GHG emission requirements could result in increased operating costs and additional compliance expenses.

Our expenditures, liabilities and obligations relating to environmental matters could have a material adverse effect on our business, product demand, reputation, results of operations and financial condition.

We rely on our technology systems and network infrastructure to manage numerous aspects of our business, and a disruption of these systems could adversely affect our business.

We depend on our technology systems and network infrastructure to manage numerous aspects of our business and provide analytical information to management. These systems are an essential component of our business and growth strategies, and a serious disruption to them could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunications services, physical and electronic loss of data, security breaches and computer viruses, which could result in a loss of sensitive personal data, including credit and debit card information from our customers, sensitive business information, systems interruption or the disruption of our business operations. To protect against unauthorized access or attacks, we have implemented infrastructure protection technologies such as theft and disaster recovery plans, but there can be no assurance that a technology systems breach or systems failure, which may occur and go undetected, will not have a material adverse effect on our financial condition or results of operations.

Our retail operations are subject to extensive governmental laws and regulations, and the cost of compliance with such laws and regulations can be material.

Our retail operations are subject to extensive local, state and federal governmental laws and regulations relating to, among other things, the sale of alcohol, nicotine, lottery and lotto, employment conditions, including minimum wage requirements, and public accessibility requirements. The cost of compliance with these laws and regulations can have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, failure to comply with local, state and federal laws and regulations to which our operations are subject may result in penalties (including loss of licenses, eligibility to accept certain governmental benefits, such as Supplemental Nutrition Assistance Program ("SNAP") benefits or significant fines) and costs that could adversely affect our business, financial condition, results of operations and cash flows. In addition, restrictions on product eligibility under SNAP could negatively impact our sales in future periods.

In certain areas where our retail stores are located, state or local laws limit the retail stores' hours of operation or sale of alcoholic beverages, nicotine products, possible inhalants and lottery tickets, in particular to minors. Failure to comply with these laws could adversely affect our revenues and results of operations because these state and local regulatory agencies have the power to revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of these products or to seek other remedies, such as the imposition of fines or other penalties.

Regulations related to wages also affect our business. Any appreciable increase in the statutory minimum wage or changes in overtime rules would result in an increase in our labor costs and such cost increase, or the penalties for failing to comply with such statutory minimums, could adversely affect our business, financial condition, results of operations and cash flows.

Any changes in the laws or regulations described above that are adverse to us and our properties could affect our operating and financial performance. In addition, new regulations are proposed from time to time which, if adopted, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Future consumer or other litigation could adversely affect our business, financial condition, results of operations and cash flows.

Our retail operations are characterized by a high volume of customer traffic and by transactions involving a wide array of product selections. These operations carry a higher exposure to consumer litigation risk when compared to the operations of companies operating in many other industries. Consequently, we have been, and may in the future be from time to time, involved in lawsuits seeking cash settlements for alleged personal injuries, property damages and other business-related matters, as well as energy content, off-specification gasoline, products liability and other legal actions in the ordinary course of our business. While these actions are generally routine in nature and incidental to the operation of our business, if our assessment of any action or actions should prove inaccurate, our business, financial condition, results of operations and cash flows could be adversely affected. For more information about our legal matters, see Note 19 "Contingencies" to the audited consolidated financial statements for the three years ended December 31, 2025 included in this Annual Report on Form 10-K. Further, adverse publicity about consumer or other litigation may negatively affect us, regardless of whether the allegations are true, by discouraging customers from purchasing fuel or merchandise at our retail stores.

Compliance with and changes in tax laws could adversely affect our performance.

We are subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, indirect taxes (excise/duty, sales/use and gross receipts taxes), payroll taxes, franchise taxes, withholding taxes and ad valorem taxes. Tax laws and regulations are dynamic and subject to change as new laws are passed and new interpretations of existing laws are issued and applied. This activity could result in increased expenditures for tax liabilities in the future. Many of these liabilities are subject to periodic audits by the respective taxing authority. Subsequent changes to our tax liabilities as a result of these audits may subject us to interest and penalties.

Pandemics or disease outbreaks, may disrupt consumption and trade patterns, supply chains and normal business activities, which could materially affect our operations and results of operations.

Pandemics or disease outbreaks, have in the past and may in the future cause depressed demand for our fuel and convenience merchandise products because quarantines may inhibit the ability or need for our customers to shop with us. We also may experience disruptions of logistics necessary to obtain and deliver products to our stores and our customers as we rely on third parties to perform these vital functions to our business.

In addition, we could experience issues with our workforce that limit our ability to continue to operate our stores at their normal hours of operations or experience governmental intervention that requires us to reduce hours or close certain locations. If a significant percentage of our workforce is unable to work, including because of illness or travel or governmental restrictions in connection with pandemics or disease outbreaks, our operations may be negatively impacted. In addition, pandemics or disease outbreaks could result in an economic downturn that could adversely affect the economy and financial markets, resulting in an economic downturn that could affect customers' demand for our products and services.

Risks Relating to Our Common Stock

The price of our common stock may fluctuate significantly and if securities or industry analysts publish unfavorable research reports about our business or if they downgrade their rating on our common stock, the price of our common stock could decline.

The price at which our common stock trades may fluctuate significantly. The trading price of our common stock could be subject to wide fluctuations in response to a number of factors, including, but not limited to:

- fluctuations in quarterly or annual results of operations, especially if they differ from our previously announced guidance or forecasts made by analysts;

- announcements by us of anticipated future revenues or operating results, or by others concerning us, our competitors, our customers, or our industry;

- our ability to execute our business plan;

- competitive environment;

- regulatory developments; and

- changes in overall stock market conditions, including the stock prices of our competitors.

Provisions in our Certificate of Incorporation and Bylaws and certain provisions of Delaware law could delay or prevent a change in control of us.

The existence of some provisions of our Certificate of Incorporation and Bylaws and Delaware law could discourage, delay or prevent a change in control of us that a stockholder may consider favorable. These include provisions:

- providing for a classified board of directors;

- providing that our directors may be removed by our stockholders only for cause;

- authorizing a large number of shares of stock that are not yet issued, which would allow our board of directors to issue shares to persons friendly to current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us;

- prohibiting stockholders from calling special meetings of stockholders or taking action by written consent; and

- establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted on by stockholders at the annual stockholder meetings.

In addition, Certificate of Incorporation includes provisions that are similar to Section 203 of the Delaware General Corporation Law, and may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that could have resulted in a premium over the market price for shares of our common stock.

These provisions apply even if a takeover offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in our and our stockholders' best interests.

We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

Our Certificate of Incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, powers, preferences and relative, participating, optional and other rights, and such qualifications, limitations or restrictions as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or dividend, distribution or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock.

Our Bylaws designate a state or federal court located within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a preferred judicial forum for disputes with us or our directors, officers or other employees.

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware General Corporation Law, our Certificate of Incorporation (including any certificate of designations for any class or series of our preferred stock) or our Bylaws, in each case, as amended from time to time, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants. Unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act will be the federal district courts of the United States of America, to the fullest extent permitted by law. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provision. This forum selection provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable or cost-effective for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Conversely, if a court were to find our choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

Item 1B. UNRESOLVED STAFF COMMENTS

The Company had no unresolved comments from the staff of the U.S. Securities and Exchange Commission as of December 31, 2025.

Item 1C. CYBERSECURITY

The Board of Directors (the Board) exercises cybersecurity oversight and control both directly and indirectly. The Board has designated the Audit Committee as the governing committee for the oversight of Murphy USA's major information technology risk exposures, including those related to cybersecurity, data privacy, and data security, and to oversee the steps management has taken to monitor and mitigate such risk exposures. The Audit Committee reviews cybersecurity risks through regular updates from management as needed with typically no fewer than two reports from management in a given annual reporting cycle, and it monitors the status of ongoing projects to enhance existing information security controls and practices and mitigate the potential risk from evolving cybersecurity threats.

While the Audit Committee is responsible for evaluating cyber-risks and overseeing the management of these risks, the entire Board is briefed periodically and considers cyber-risk within the context of enterprise risk facing the organization. Our cyber risk management program is based on recognized best practices for cybersecurity and information technology including the National Institute of Standards and Technology ("NIST") Cybersecurity Framework ("CSF") and Payment Card Industry Data Security Standard.

We have implemented an information security program, which is overseen by our CIO and our CISO, that consists of controls designed to prevent, detect, and manage reasonably foreseeable cybersecurity risks and threats. Both our CIO and our CISO each have extensive experience assessing and managing cybersecurity programs and cybersecurity risk across a mix of public and large, private enterprises in the retail space. Our CISO has over 25 years of industry experience, including serving in similar roles leading and overseeing cybersecurity programs at other public companies. Leaders and team members who support our information security program have relevant education and industry experience, including various cybersecurity industry certifications.

Together with a third-party, we operate a 24/7 Security Operations Center ("SOC") to monitor the cybersecurity environment and coordinate escalation and remediation of alerts. Any identified incidents are documented and reviewed in accordance with the Company's Incident Response Plan. This Plan lays out the criteria for classification of risk associated with identified issues based on the potential impact and likelihood of a material, adverse impact on the business, financial condition, results of operations, cash flows or reputation. IT leadership initially reviews these incidents, and this information is shared with our Cyber Disclosure Committee, as required. The Cyber Disclosure Committee is comprised of the Company's VP & General Counsel, the CISO, and the VP, Interim CFO & Treasurer. The process requires that any incidents deemed to be potentially material under the Incident Response Plan are immediately escalated in accordance with the Plan to the CEO, other senior leaders of the organization, the Audit Committee Chair, and the full Board as appropriate to formalize the materiality assessment and apprise them of the situation.

We utilize a variety of methods performed both internally and by third parties to assess the Company's cyber risk management program including penetration tests, risk assessments and evaluation against the NIST CSF. The effectiveness of controls and safeguards are evaluated on an ongoing basis to address current and emerging cyber-risks. We engage an external auditor to conduct an annual Payment Card Industry Data Security Standard review of our security controls protecting payment information. Our Internal Audit function also regularly reviews various elements of our program utilizing third-party subject matter experts in IT and cyber issues to ensure we are complying with our internal controls and staying abreast of best practices in the industry. We incorporate many resources and tools on both an ad hoc and planned cadence to maintain readiness to withstand and respond to a cyber incident including incident response tabletop exercises, system recovery exercises, simulated phishing email exercises and security awareness training throughout the organization.

Murphy USA relies on numerous third parties to deliver the goods and services offered to our customers. We maintain a third-party risk management program to evaluate, prioritize, mitigate and remediate cybersecurity risks associated with third parties; however, we rely on those third parties to implement cybersecurity programs commensurate with their risk and we cannot ensure in all circumstances that their efforts will be successful. See Item 1A. "Risk Factors" for a discussion of cybersecurity risks. For the 2025 period presented within this Annual Report, Murphy USA is not aware of any threats or cybersecurity incidents that have or are reasonably likely to materially affect our strategy, results of operations or financial condition.

Item 2. PROPERTIES

See Item 1 "Description of the Business" and "Properties" for this information in this Annual Report on Form 10-K beginning on page 2.

Item 3. LEGAL PROCEEDINGS

Murphy USA and its subsidiaries are engaged in a number of legal proceedings, all of which have arisen in the ordinary course of business. See Note 19 "Contingencies" in the accompanying audited consolidated financial statements for the three years ended December 31, 2025. Based on information currently available to the Company, the ultimate resolution of matters referred to in this item is not expected to have a material adverse effect on the Company's net income, financial condition, or liquidity in a future period.

Litigation

The State of Delaware has filed a lawsuit against energy companies, including the Company. This lawsuit alleges damages as a result of climate change and the plaintiff is seeking unspecified damages and abatement under various tort theories. The ultimate outcome of this matter remains uncertain, and neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, can be determined.

SUPPLEMENTAL INFORMATION: Information About Our Executive Officers

The age, present corporate office and length of service in office of each of the Company's executive officers, as of February 17, 2026, are reported in the following listing. Executive officers are elected annually but may be removed from office at any time by the Board of Directors.

Mindy K. West – Age 57; President and Chief Executive Officer since January 2026. Most recently, Ms. West was President and Chief Operating Officer since October 2025. She was named Chief Operating Officer in March 2024. Prior to 2024, Ms. West served as Executive Vice President, Fuels, CFO & Treasurer. Ms. West joined Murphy Oil in 1996 and has held positions in Accounting, Employee Benefits, Planning and Investor Relations. In 2007, she was promoted to Vice President & Treasurer for Murphy Oil. She holds a bachelor's degree in Finance from the University of Arkansas and a bachelor's degree in Accounting from Southern Arkansas University. She is a Certified Public Accountant (inactive) and a Certified Treasury Professional.

Donald R. Smith, Jr. – Age 54; Vice President, Interim Chief Financial Officer and Treasurer since October 2025. Mr. Smith has been employed by the Company since its 2013 spin-off from Murphy Oil Corporation, initially serving as Vice President and Controller (and designated as Chief Accounting Officer for reporting purposes). In March 2024, Mr. Smith was also named as the Company's Treasurer. Prior to his service at Murphy USA, Mr. Smith served in progressive roles for over 14 years at KPMG, LLP and departed from KPMG as a Senior Manager in the Audit and Assurance Practice. Mr. Smith earned a Bachelor of Science in Accounting from Louisiana State University in Shreveport and is a Certified Public Accountant.

Christopher A. Click – Age 53; Executive Vice President, Strategy, Growth and Innovation since March 2024. Prior to his current role, Mr. Click served as Senior Vice President, Strategy and Development since December 2020. Mr. Click joined the Company from KPMG LLP where he served as a Principal in the firm's Energy and Infrastructure Strategy practice. His previous experience includes ten years with Booz & Company (and prior to August 2008, Booz Allen Hamilton) where he served in its global energy practice and was elected Vice President in 2011. Mr. Click received a Master's degree in Management from the Kellogg Graduate School of Management at Northwestern University. He holds a bachelor of arts degree from Texas A&M University. Mr. Click has tendered his voluntary resignation from the Company effective February 20, 2026.

Robert J. Chumley – Age 61; Senior Vice President, Innovation, since January 2026, and was Senior Vice President of Merchandising and Marketing from September 2016 and Chief Digital Officer until January 2026. Mr. Chumley joined the Company from 7-Eleven Inc., where he served as Senior Product Director, Vice President of Merchandising and Senior Vice President of Innovation. His previous experience includes Sales and Marketing leadership roles with Procter & Gamble, Coca-Cola, Kellogg's and Gillette. Mr. Chumley graduated from the Royal Military College of Canada with a Bachelor of Engineering degree. After graduation he served as a commissioned officer in the Royal Canadian Navy. Mr. Chumley also holds an MBA from Dalhousie University.

Renee M. Bacon – Age 56; Senior Vice President, Sales and Operations, since June 2022. Ms. Bacon joined Murphy USA in 2016 as Regional Vice President, Sales and Operations. In 2018, she was promoted to National Vice President, Sales and Operations and in 2019 was promoted to Senior Vice President, Sales and Operations. Ms. Bacon holds a Master of Business Administration from the University of Houston, a Doctorate of Jurisprudence from the University of Tennessee, and a Bachelor of Business Administration degree from the University of Texas at Austin.

Scott G. Woodward – Age 52; Senior Vice President, Merchandising, since January 2026. Mr. Woodward joined Murphy USA in 2008 as a District Manager and has held positions in Sales and Operations, Human Resources, and Merchandising. In 2019, he was promoted to Vice President, Merchandising and in 2026 was promoted to Senior Vice President, Merchandising. Mr. Woodward holds a Bachelor of Business Administration degree from Gardner-Webb University.

Keith A. Emery – Age 48; Senior Vice President, Fuels, since January 2026. Prior to his current role, Mr. Emery served as the Vice President of Retail Fuels, Vice President of Strategy and Analytics, and Region Vice President of the Southwest Region. Mr. Emery is also a recent graduate of the SMU Cox School of Business leadership academy. Prior to joining Murphy USA, Mr. Emery spent 20 years in progressive roles including district manager across the quick-service restaurant industry.

Eric J. Bartko – Age 49; Senior Vice President and Chief Customer Officer, since January 2026. He leads the Company's Analytics and Marketing functions to advance an integrated, customer-centric approach. Mr. Bartko initially joined Murphy USA in 2014 to help build the Company's analytics capabilities and rejoined in 2020 as Senior Director, Marketing & Merchandising Analytics. He assumed responsibility for Enterprise Analytics in 2022 and was promoted to Vice President in 2023. Prior to Murphy USA, he held analytics leadership roles at Altria Group and Greenlight Financial Technology and began his career at Management Science Associates, Inc. He holds a Master of Science from Brown University and a Bachelor of Science from Carnegie Mellon University.

Item 4. MINE SAFETY DISCLOSURES

Not applicable

Part II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the New York Stock Exchange using "MUSA" as the trading symbol. There were 1,356 stockholders of record as of December 31, 2025.

The declaration and amount of any dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, cash flows, capital requirements of our business, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and other factors the board of directors deem relevant.

We are a holding company and have no direct operations. As a result, we are able to pay dividends on our common stock only from available cash on hand and distributions received from our subsidiaries. We declared and paid dividends of $2.15 per share during 2025, $1.79 per share in 2024, $1.55 per share in 2023, and we expect to continue quarterly dividend payments in the future.

The indenture governing the Senior Notes and the credit agreement governing our credit facilities and term loan contain restrictive covenants that limit, among other things, the ability of Murphy USA and the restricted subsidiaries to make certain restricted payments, which, as defined under both agreements, include the declaration or payment of any dividends of any sort in respect of its capital stock and repurchase of shares of our common stock. See "Management's Discussion and Analysis of Financial Condition and Operating Results—Capital Resources and Liquidity—Debt" and Note 9 "Long-Term Debt" to the accompanying audited consolidated financial statements for the three years ended December 31, 2025 for additional information.

On May 2, 2023, the Board of Directors approved a share repurchase authorization of up to $1.5 billion to be executed by December 31, 2028. On October 29, 2025, the Company announced that the Board of Directors approved a new share repurchase authorization of up to $2.0 billion to be executed by December 31, 2030. This authorization will commence at the conclusion of the existing 2023 authorization. The authorization values exclude any excise tax that may be incurred. Purchases may be effected in the open market, through privately negotiated transactions, through one or more accelerated stock repurchase programs, through a combination of the foregoing or in any other manner in the discretion of management. Purchases will be made subject to available cash, market conditions and compliance with our financing arrangements at any time during the period of authorization. We may use cash from operations as well as draws under our credit facilities to effect purchases.

During the year 2025, we repurchased a total of 1,536,701 common shares for approximately $652.0 million, at an average price of $424.28 per share, including brokerage fees and accrued excise taxes. Repurchases in 2025 were made pursuant to our $1.5 billion 2023 authorization. As of December 31, 2025, we had approximately $291.9 million remaining under our 2023 authorization.

Below is detail of the company's common share repurchases during the fourth quarter of 2025.

Issuer Purchases of Equity Securities

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs[1]
October 1, 2025 to October 31, 2025	54,463	$ 383.89	54,463	$ 337,837,756
November 1, 2025 to November 30, 2025	68,480	365.05	68,480	312,839,131
December 1, 2025 to December 31, 2025	52,503	398.52	52,503	291,915,806
Three Months Ended December 31, 2025	**175,446**	**$ 380.91**	**175,446**	**$ 291,915,806**

[1]Terms of the repurchase plan authorized by the Murphy USA Inc. Board of Directors and announced on May 2, 2023 include authorization for the Company to acquire up to $1.5 billion of its common shares by December 31, 2028, and does not include excise tax on stock repurchase.

Equity Compensation Plan Information

The table below contains information about securities authorized for issuance under equity compensation plans. The features of these plans are discussed further in Note 12 "Incentive Plans" to our audited consolidated financial statements.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[2]
	(a)	(b)	(c)
Equity compensation plans approved by security holders	388,893	$222.54	1,533,925
Equity compensation plans not approved by security holders	—	—	—
Total	388,893	$222.54	1,533,925

[1]Amounts in this column include outstanding restricted stock units (including performance units).

[2]Number of shares available for issuance as of December 31, 2025 under the 2023 Omnibus Incentive Compensation Plan. Assumes each restricted stock unit is equivalent to one share and each performance unit is equal to two shares.

SHAREHOLDER RETURN PERFORMANCE PRESENTATION

The following graph presents a comparison of cumulative total shareholder returns (including the reinvestment of dividends) as if a $100 investment was made on December 31, 2020 for the Company, the Standard and Poor's 500 Stock Index Fund (S&P 500 Index) and the S&P Retail Select Index. This performance information is "furnished" by the Company and is not considered as "filed" with this Annual Report on Form 10-K and is not incorporated into any document that incorporates this Annual Report on Form 10-K by reference.



Murphy USA Inc.
Comparison of Cumulative Shareholder Returns

Shareholder Return Performance Table

	Murphy USA Inc.	S&P 500 Index	S&P Retail Select Index
December 31, 2020	$ 100	$ 100	$ 100
December 31, 2021	$ 153	$ 127	$ 142
December 31, 2022	$ 216	$ 102	$ 96
December 31, 2023	$ 277	$ 127	$ 114
December 31, 2024	$ 392	$ 157	$ 126
December 31, 2025	$ 317	$ 182	$ 135

Item 6. RESERVED

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Management's Discussion and Analysis of Financial Condition and Results of Operations ("Management's Discussion and Analysis" or "MD&A") is the Company's analysis of its financial performance and of significant trends that may affect future performance. It should be read in conjunction with the consolidated financial statements and notes included in this Annual Report on Form 10-K. This section of this Form 10-K generally discusses 2025 and 2024 items and the year-to-year comparison between 2025 and 2024. Discussions of 2023 items and the year-to-year comparisons between 2024 and 2023 are not included in this Form 10-K and can be found in the Form 10-K for the year ended December 31, 2024, filed on February 20, 2025.

For purposes of this Management's Discussion and Analysis, references to "Murphy USA", the "Company", "we", "us", and "our" refer to Murphy USA Inc. and its subsidiaries on a consolidated basis.

Management's Discussion and Analysis is organized as follows:

- *Executive Overview* — This section provides an overview of our business and the results of operations and financial condition for the periods presented. It includes information on the basis of presentation with respect to the amounts presented in the Management's Discussion and Analysis and a discussion of the trends affecting our business.

- *Results of Operations* — This section provides an analysis of our results of operations, including the results of our operating segment for the two years ended December 31, 2025.

- *Capital Resources and Liquidity* — This section provides a discussion of our financial condition and cash flows as of and for the two years ended December 31, 2025. It also includes a discussion of our capital structure and available sources of liquidity.

- *Critical Accounting Policies* — This section describes the accounting policies and estimates that we consider most important for our business and that require significant judgment.

Executive Overview

Our Business

The Company owns and operates a chain of retail stores that market gasoline and other merchandise under the brand names of Murphy USA® and Murphy Express, most of which are located in close proximity to Walmart stores, principally in the Southeast, Midwest and Southwest areas of the United States. We also have a mix of convenience stores and retail gasoline stores in New Jersey and New York that operate under the QuickChek® brand, comprising our Northeast region. At December 31, 2025, we had a total of 1,800 Company stores in 27 states, of which 1,649 were Murphy branded and 151 were under the QuickChek brand. We also market petroleum products to unbranded wholesale customers through a mixture of Company-owned and third-party terminals.

Basis of Presentation

Murphy USA was incorporated in March 2013, and until the separation from Murphy Oil Corporation was completed on August 30, 2013, it had not commenced operations and had no material assets, liabilities or commitments. The financial information presented in this Management's Discussion and Analysis is derived from the consolidated financial statements of Murphy USA Inc. and its subsidiaries for all periods presented. Our QuickChek subsidiaries previously used a weekly retail calendar where each quarter had 13 weeks until November 2025, when its period end was aligned with the rest of the Company. For 2025, the QuickChek results cover the period December 28, 2024 to December 31, 2025. For 2024, the QuickChek results cover the period December 30, 2023 to December 27, 2024. The difference in the timing of the period ends is immaterial to the overall consolidated results and all future periods will be aligned.

Trends Affecting Our Business

Our operations are significantly impacted by the gross margins we receive on our fuel and merchandise sales. The fuel gross margins are commodity-based, change daily and are volatile. While we generally expect our volumes and gross margins to remain stable in a normalized environment, they can change rapidly due to many factors. These factors include, but are not limited to, the price of refined products, geopolitical events that disrupt the global supply including the impact of potential tariffs, overall demand and prices of crude oil, interruptions in our fuel and merchandise supply chain caused by severe weather or pandemics, the effects from pandemics such as travel restrictions and stay-at-home orders imposed during a pandemic, new or changing legislation around nicotine products and e-cigarettes as well as fuel economy and vehicle emission standards, severe refinery mechanical failures for an extended period of time, cyber-attacks against the Company or our vendors, changing economic conditions that lower consumer purchasing power such as inflation, and competition in the local markets in which we operate.

The cost of our main fuel products, gasoline and diesel, is greatly impacted by the cost of crude oil in the United States. Historically, a rising price environment for crude oil increases the Company's cost for wholesale fuel products purchased, which in turn increases retail fuel prices. Rising prices can cause consumers to reduce discretionary fuel consumption, however our low-price model can also serve as a hedge to draw new customers which can offset the potential loss of discretionary volumes. Crude oil prices in 2025 experienced continued downward pressure due to oversupply during the year with prices ranging from $55 per barrel to $81 per barrel, with an average price of $65 per barrel, compared to prices in 2024 that ranged from $67 per barrel to $88 per barrel with an average of $77 per barrel. Total fuel contribution (retail fuel margin plus product supply and wholesale ("PS&W") results that include Renewable Identification Numbers ("RINs")) was 30.7 cpg in 2025, compared to 30.5 cpg in 2024.

Our revenues are impacted by the ability to leverage our diverse supply infrastructure in pursuit of obtaining the lowest cost of fuel supply available; for example, activities such as blending bulk fuel with renewable fuels (ethanol) to capture and subsequently sell RINs. Under the Energy Policy Act of 2005, the EPA is authorized to set annual quotas establishing the percentage of motor fuels consumed in the United States that must be attributable to renewable fuels. Obligated parties are required to demonstrate that they have met any applicable quotas by submitting a certain number of RINs to the EPA. RINs in excess of the set quota can be sold in a market for RINs at then-prevailing prices. The market price for RINs fluctuates based on a variety of factors, including but not limited to governmental and regulatory action. There are other market related factors that can offset the revenue received for RINs on a company-wide basis either favorably or unfavorably. The RFS program continues to be unpredictable and prices received by us for ethanol RINs averaged $0.97 per RIN for the year 2025 compared to $0.59 per RIN in 2024. Our business model does not depend on our ability to generate revenues from RINs, and we have historically observed that changes in revenue are typically coupled with offsetting changes in cost of goods that minimize the majority of any revenue movement. Revenue from the sales of RINs is included in Other operating revenues in the Consolidated Statements of Income.

As of December 31, 2025, we had $1.3 billion of Senior Notes, $183.0 million outstanding under our revolving credit facility and a $600 million term loan outstanding. We believe that we will generate sufficient cash from operations to fund our ongoing operating requirements and service our debt obligations. We had additional available capacity under our revolving credit facility, which provides for up to $750 million of borrowings. We expect to use the credit facilities to provide us with available financing to meet any short-term ongoing cash needs in excess of internally generated cash flows. To the extent necessary, we will borrow under these facilities to fund our ongoing operating requirements and other corporate initiatives. There can be no assurances, however, that we will generate sufficient cash from operations or be able to draw on the credit facilities, obtain commitments for our incremental facility, or obtain and draw upon other credit facilities. For additional information, see "Significant Sources of Capital" in the "Capital Resources and Liquidity" section.

The Company currently anticipates total capital expenditures (including land for future developments) for the full year 2026 to range from approximately $475 million to $525 million depending on new store construction activity and planned maintenance capital investments. We intend to fund our capital program in 2026 primarily using operating cash flow but will supplement funding where necessary through borrowings under our revolving credit facility.

We believe that our business will continue to grow in the future as we maintain a pipeline of desirable future store locations for development. The pace of this growth is continually monitored by our management, and these plans can be altered based on operating cash flows generated and the availability of debt facilities. In addition, the Company looks to expand additional capabilities such as food and beverage within our network.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law, which includes significant changes to federal tax law and other regulatory provisions. The Company has evaluated OBBBA and concluded that it did not have a material impact on the Company's consolidated financial statements for the periods presented herein.

Seasonality

Our business has inherent seasonality due to the concentration of our retail stores in certain geographic areas, as well as customer behaviors during different seasons. In general, sales volumes and operating incomes are typically highest in the second and third quarters during the summer-activity months and lowest during the winter months.

Business Segment

The Company has one operating segment which is Marketing. The Marketing segment includes our retail marketing stores and product supply and wholesale assets. For operating segment information, see Note 22 "Business Segments" in the accompanying audited consolidated financial statements for the three-year period ended December 31, 2025. Our QuickChek subsidiaries previously used a weekly retail calendar where each quarter had 13 weeks until November 2025, when its period end was aligned with the rest of the Company. For 2025, the QuickChek results cover the period December 28, 2024 to December 31, 2025. For 2024, the QuickChek results cover the period December 30, 2023 to December 27, 2024. The difference in the timing of the period ends is immaterial to the overall consolidated results and all future periods will be aligned.

Results of Operations

Consolidated Results

For the year ended December 31, 2025, the Company reported net income of $470.6 million, or $24.10 per diluted share, on revenue of $19.4 billion. Net income was $502.5 million for 2024, or $24.11 per diluted share, on $20.2 billion of revenue.

A summary of the Company's earnings by business function follows:

	Year ended December 31,		
(millions of dollars)	2025	2024	2023
Marketing segment	$ 577.3	$ 580.2	$ 630.9
Corporate and other assets	(106.7)	(77.7)	(74.1)
Net income	$ 470.6	$ 502.5	$ 556.8

Net income for 2025 decreased compared to 2024, primarily due to:
- Higher store operating expenses, excluding payment fees;
- Higher depreciation and amortization expense;
- Restructuring expenses

The items below partially offset the decrease in earnings in the current period:

- Higher merchandise contribution;
- Higher total fuel contribution;
- Lower income tax expense;
- Lower selling, general and administrative ("SG&A") expenses

Financial Summary of 2025 Compared to 2024

Revenues for the year ended December 31, 2025 decreased approximately $0.9 billion, or 4.2%, compared to 2024. The decrease in revenues was primarily due to 7.5% lower average retail fuel sales prices, which decreased 23 cpg, which were partially offset by a 2.1% increase in merchandise sales revenues, an increase of 0.6% in fuel sales volumes and higher PS&W revenues.

Cost of sales decreased $0.9 billion, or 5.1%, compared to 2024. The lower costs were primarily due to lower fuel cost, which decreased 6.6%, and was partially offset by a 1.6% increase in merchandise cost of goods sold.

Store and other operating expenses increased $43.9 million, or 4.1%, in 2025 due primarily to higher employee related expenses and maintenance costs at existing stores combined with increases in net new store operating expenses. On an average per store month ("APSM") basis, store operating expenses excluding payment fees and rent increased 3.1% in 2025, primarily attributable to increased employee related expenses and higher maintenance costs.

Depreciation and amortization expense in 2025 increased $28.8 million, or 11.6%, due primarily to the increased number of Murphy branded stores with larger formats and raze-and-rebuild activity during the year.

In 2025, we recorded an impairment of properties charge of $5.3 million compared to $8.2 million in 2024, primarily due to competitive pressures in certain Northeast markets.

SG&A expenses for 2025 were lower by $3.9 million, or 1.7%, primarily due to lower professional fees, which were partially offset by higher incentive costs.

Restructuring expenses of $12.6 million, related primarily to severance and other benefits offered to impacted employees, were incurred in 2025 compared to none in 2024.

The effective income tax expense rate in 2025 was approximately 22.8% compared to approximately 22.9% for 2024.

Segment Results

Marketing

Income before income taxes in the Marketing segment for 2025 decreased $3.1 million, or 0.4%, from 2024 due primarily to higher store and other operating expenses and higher depreciation and amortization, which were partially offset by higher merchandise contribution, higher total fuel contribution and decreased SG&A expenses.

The tables below show the results for the Marketing segment for the three years ended December 31, 2025, along with certain key metrics for the segment.

(Millions of dollars, except revenue per same store sales (in thousands) and store counts)	Years Ended December 31,		
Marketing Segment	**2025**	**2024**	**2023**
Operating revenues			
Petroleum product sales	$ 14,862.8	$ 15,891.8	$ 17,104.4
Merchandise sales	4,303.8	4,214.8	4,089.3
Other operating revenues	216.9	137.1	335.2
Total operating revenues	19,383.5	20,243.7	21,528.9
Operating expenses			
Petroleum product cost of goods sold	13,589.8	14,556.4	15,929.7
Merchandise cost of goods sold	3,434.8	3,381.1	3,285.9
Store and other operating expenses	1,108.3	1,064.4	1,014.6
Depreciation and amortization	250.8	229.8	211.9
Impairment of properties	5.3	8.2	—
Selling, general and administrative	231.5	235.4	240.5
Accretion of asset retirement obligations	3.4	3.2	3.0
Total operating expenses	18,623.9	19,478.5	20,685.6
Gain (loss) on sale of assets	(2.5)	(4.6)	(0.7)
Income (loss) from operations	757.1	760.6	842.6
Other income (expense)			
Interest expense	(8.0)	(8.4)	(8.9)
Other nonoperating income	—	—	0.2
Total other income (expense)	(8.0)	(8.4)	(8.7)
Income (loss) before income taxes	749.1	752.2	833.9
Income tax expense (benefit)	171.8	172.0	203.0
Net Income (loss) from operations	$ 577.3	$ 580.2	$ 630.9
Total nicotine sales revenue same store sales[1,2]	$ 130.9	$ 132.0	$ 127.2
Total non-nicotine sales revenue same store sales[1,2]	74.4	73.6	72.6
Total merchandise sales revenue same store sales[1,2]	$ 205.3	$ 205.6	$ 199.8

[1] 2024 and 2023 amounts not revised for 2025 raze-and-rebuild activity (see SSS definition below)

[2] Includes store-level discounts for redemptions and excludes changes in value of unredeemed points associated with our loyalty program(s)

Store count at end of period	1,800	1,757	1,733
Total store months during the period	21,123	20,632	20,535

APSM metric includes all stores open through the date of the calculation, including stores acquired during the period.

Same store sales ("SSS") metric includes aggregated individual store results for all stores open throughout both periods presented. For all periods presented, the store must have been open for the entire calendar year to be included in the comparison. Remodeled stores that remained open or were closed for just a very brief time (less than a month) during the period being compared remain in the same store sales calculation. If a store is replaced either at the same location (raze-and-rebuild) or relocated to a new location, it will be excluded from the calculation during the period it is out of service. Newly constructed stores do not enter the calculation until they are open for each full calendar year for the periods being compared (open by January 1, 2024, for the stores being compared in the 2025 versus 2024 comparison). Acquired stores are not included in the calculation of same stores for the first 12 months after the acquisition. When prior period SSS volumes or sales are presented, they have not been revised for current year activity for raze-and-rebuilds, asset acquisitions and asset dispositions.

Fuel

	Twelve Months Ended December 31,		
Key Operating Metrics	**2025**	**2024**	**2023**
Total retail fuel contribution ($ Millions)	$ 1,364.3	$ 1,356.7	$ 1,324.0
Total PS&W contribution ($ Millions)	(87.3)	(16.6)	(144.9)
RINs (included in Other operating revenues on Consolidated Statements of Income) ($ Millions)	211.7	129.6	328.6
Total fuel contribution ($ Millions)	$ 1,488.7	$ 1,469.7	$ 1,507.7
Retail fuel volume - chain (Million gal)	4,849.0	4,820.8	4,803.7
Retail fuel volume - per store (K gal APSM)[1]	235.8	240.6	242.0
Retail fuel volume - per store (K gal SSS)[2]	233.8	237.6	237.8
Total fuel contribution (cpg)	30.7	30.5	31.4
Retail fuel margin (cpg)	28.1	28.1	27.6
PS&W including RINs contribution (cpg)	2.6	2.4	3.8

[1]APSM metric includes all stores open through the date of calculation

[2]2024 and 2023 amounts not revised for 2025 raze-and-rebuild activity

The reconciliation of the total fuel contribution to the Consolidated Statements of Income is as follows:

	Twelve Months Ended December 31,		
(Millions of dollars)	**2025**	**2024**	**2023**
Petroleum product sales	$ 14,862.8	$ 15,891.8	$ 17,104.4
Less Petroleum product cost of goods sold	(13,589.8)	(14,556.4)	(15,929.7)
Plus RINs and other (included in Other Operating Revenues line)	215.7	134.3	333.0
Total fuel contribution	$ 1,488.7	$ 1,469.7	$ 1,507.7

Merchandise

Key Operating Metrics	Twelve Months Ended December 31,					
	2025		**2024**		**2023**	
Total merchandise contribution ($ Millions)	$	869.0	$	833.7	$	803.4
Total merchandise sales ($ Millions)	$	4,303.8	$	4,214.8	$	4,089.3
Total merchandise sales ($K SSS)[1,2]	$	205.3	$	205.6	$	199.8
Merchandise unit margin (%)		20.2%		19.8%		19.7%
Nicotine contribution ($K SSS)[1,2]	$	20.1	$	19.4	$	18.4
Non-nicotine contribution ($K SSS)[1,2]	$	22.0	$	21.6	$	21.3
Total merchandise contribution ($K SSS)[1,2]	$	42.1	$	41.0	$	39.7

[1]2024 and 2023 amounts not revised for 2025 raze-and-rebuild activity

[2]Includes store-level discounts for redemptions and excludes changes in value of unredeemed points associated with our loyalty program(s)

Same store sales information compared to APSM metrics:

Variance from prior year periods

	December 31, 2025		December 31, 2024		December 31, 2023	
	SSS[1]	APSM[2]	SSS[1]	APSM[2]	SSS[1]	APSM[2]
Fuel gallons per month	(2.6)%	(2.0)%	(1.1)%	(0.6)%	(1.8)%	(1.0)%
Merchandise sales	(0.3)%	(0.3)%	2.3 %	2.6 %	2.7 %	2.9 %
Nicotine sales	*(0.3)%*	*(0.8)%*	*4.3 %*	*3.8 %*	*3.5 %*	*2.9 %*
Non-nicotine sales	*(0.4)%*	*0.5 %*	*(1.0)%*	*0.4 %*	*1.4 %*	*3.1 %*
Merchandise margin	2.3 %	1.8 %	2.7 %	3.3 %	3.0 %	2.9 %
Nicotine margin	*5.0 %*	*3.3 %*	*7.3 %*	*6.1 %*	*4.3 %*	*2.7 %*
Non-nicotine margin	*(0.1)%*	*0.1 %*	*(1.0)%*	*0.8 %*	*1.9 %*	*3.8 %*

[1]Includes store-level discounts for redemptions and excludes changes in value of unredeemed points associated with our loyalty program(s)

[2]Includes all activity associated with our loyalty program(s)

Financial Summary of 2025 Compared to 2024

The Marketing segment had total revenues of $19.4 billion in 2025 compared to $20.2 billion in 2024, a decrease of approximately $0.9 billion, due primarily to a lower average retail fuel sales price, which were partially offset by higher merchandise sales revenue, an increase in fuel volumes sold and higher PS&W revenues. Revenue amounts included excise taxes collected and remitted to governmental authorities of $2.4 billion in 2025 and $2.3 billion in 2024.

Total fuel contribution for the year ended December 31, 2025 increased $19.0 million, or 1.3%, compared to 2024. This increase was primarily due to higher total retail fuel contribution margins and higher retail fuel volumes sold for the year. Retail fuel margins, on a cpg basis, of 28.1 cpg in 2025 were flat compared to the prior year. Total retail fuel volumes increased 0.6%, while fuel sales on an SSS basis decreased 2.6%. Total PS&W contribution including RINs increased by $11.4 million in the current year, primarily due to timing and pricing impacts related to market conditions and improved spot-to-rack margins. During 2025, other operating revenue included the sales of 218.3 million RINs compared to the 221.4 million of sales in 2024.

Merchandise sales were up 2.1% in 2025 to $4.3 billion compared to $4.2 billion in 2024 primarily due to higher retail prices across the chain in most categories and an increased number of stores with larger formats. Total merchandise contribution in 2025 increased $35.3 million, or 4.2%, to $869.0 million compared to $833.7 million in 2024. Merchandise unit margins increased to 20.2% in 2025 from 19.8% in 2024. On an SSS basis, total merchandise sales were down 0.3%, due to a 0.3% decline in nicotine product sales and a 0.4% decline in non-nicotine product sales. Total merchandise contribution dollars on a SSS basis improved 2.3%, with an increase of 5.0% in nicotine product margins and was partially offset by a 0.1% decrease in non-nicotine product margins.

Store and other operating expenses increased $43.9 million, or 4.1%, in 2025 compared to 2024 levels. This increase was due primarily to increases in net new store operating expenses combined with higher employee related expenses and maintenance costs at existing stores. On an APSM basis, expenses applicable to store OPEX excluding payment fees and rent increased 3.1% in 2025 compared to 2024, primarily due to employee related expenses and maintenance costs (an increase of 2.2% on a same-store basis).

Depreciation and amortization expense increased $21.0 million in 2025, an increase of 9.1%. This was due primarily to the increased number of new larger store formats for Murphy branded stores combined with raze-and-rebuild activities in the 2025 period.

SG&A expenses decreased $3.9 million in 2025 compared to 2024, primarily due to lower professional fees, partially offset by higher incentive costs.

Corporate and Other Assets

Loss from continuing operations for Corporate and other assets in 2025 was $106.7 million, compared to a loss of $77.7 million in 2024. The $29.0 million increase from the previous year was mainly due to a $14.2 million increase in net interest expense, a $12.6 million restructuring charge, $7.8 million more in depreciation and amortization expense and a $6.2 million reduction in investment income, which was partially offset by a $10.3 million increase in the income tax benefit and a $2.0 million increase in other nonoperating income period over period.

Non-GAAP Measures

The following table sets forth the Company's EBITDA and Adjusted EBITDA for the three years ended December 31, 2025. EBITDA means net income (loss) plus net interest expense, plus income tax expense, depreciation and amortization, and Adjusted EBITDA adds back (i) other non-cash items (e.g., impairment of properties and accretion of asset retirement obligations) and (ii) other items that management does not consider to be meaningful in assessing our operating performance (e.g., (income) from discontinued operations, net settlement proceeds, (gain) loss on sale of assets, loss on early debt extinguishment, transaction and integration costs related to acquisitions, restructuring expenses, and other non-operating (income) expense). EBITDA and Adjusted EBITDA are not measures that are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

We use Adjusted EBITDA in our operational and financial decision-making, believing that the measure is useful to eliminate certain items in order to focus on what we deem to be a more reliable indicator of ongoing operating performance and our ability to generate cash flow from operations. Adjusted EBITDA is also used by many of our investors, research analysts, investment bankers, and lenders to assess our operating performance. We believe that the presentation of Adjusted EBITDA provides useful information to investors because it allows understanding of a key measure that we evaluate internally when making operating and strategic decisions, preparing our annual plan, and evaluating our overall performance. However, non-GAAP measures are not a substitute for GAAP disclosures, and EBITDA and Adjusted EBITDA may be prepared differently by us than by other companies using similarly titled non-GAAP measures.

The reconciliation of net income (loss) to EBITDA and Adjusted EBITDA is as follows:

(Millions of dollars)		Years Ended December 31,				
		2025		2024		2023
Net income	$	470.6	$	502.5	$	556.8
Income tax expense (benefit)		138.6		149.1		177.6
Interest expense, net of investment income		110.7		90.7		91.6
Depreciation and amortization		276.8		248.0		228.7
EBITDA	$	996.7	$	990.3	$	1,054.7
Impairment of properties		5.3		8.2		—
Restructuring expense		12.6		—		—
Accretion of asset retirement obligations		3.4		3.2		3.0
(Gain) loss on sale of assets		2.8		4.5		0.8
Other nonoperating (income) expense		(1.4)		0.6		—
Adjusted EBITDA	$	1,019.4	$	1,006.8	$	1,058.5

Capital Resources and Liquidity

Significant Sources of Capital

As of December 31, 2025, we had $28.9 million of cash and cash equivalents. Our cash management policy provides that cash balances in excess of a certain threshold may be reinvested in certain types of low-risk investments. Following the refinancing effective as of April 7, 2025, we have a committed cash flow revolving credit facility (the "Revolving Facility") providing for aggregate borrowings of $750 million, which can be utilized for working capital and other general corporate purposes, including supporting our operating model as described herein. As of December 31, 2025, there was $183.0 million of outstanding borrowings under our Revolving Facility reported in Long-Term debt in the Consolidated Balance Sheet. The Revolving Facility had $56.0 million of outstanding borrowings at December 31, 2024.

We believe our existing cash on hand and future borrowing capacity of our existing facilities is adequate to fund not only our operations, but also our anticipated near-term and long-term funding requirements, including capital spending programs, execution of announced share repurchase programs, potential dividend payments, repayment of debt maturities and other amounts that may ultimately be paid in connection with contingencies.

Operating Activities

Net cash provided by operating activities was $813.9 million for the year ended December 31, 2025 and was $847.6 million in 2024, a decrease of $33.7 million, or 4.0%. The decrease was mainly due to a decrease in the amount of cash required from changes in noncash working capital in 2025 of $65.9 million, a decrease in net income of $31.9 million, partially offset by higher deferred and noncurrent tax charges of $31.1 million and increased depreciation of $28.8 million in 2025.

For the current year, operating cash required by changes in non-cash operating working capital of $33.1 million was due to a decrease of $12.9 million in income taxes payable due in part to the recognition of federal energy tax credits in the current year period, an increase of $11.4 million in inventories due to increased volumes and pricing impacts, an increase of $8.1 million in accounts receivable due to the timing of collecting receipts and a decrease of $4.3 million in accounts payable and accrued liabilities due to the timing of payments, which was partially offset by a decrease of $3.6 million in prepaid expenses. See also Note 16 "Other Financial Information" in the accompanying audited consolidated financial statements for the three-year period ended December 31, 2025.

Investing Activities

For the year ended December 31, 2025, cash required by investing activities was $436.0 million compared to cash required by investing activities of $445.8 million in 2024. The decrease in cash required by investing activities of $9.8 million compared to the previous year was primarily due to a decrease in capital expenditures of $18.5 million, other investing activities provided $2.4 million and higher proceeds from the sale of assets of $0.4 million. The decrease in cash required by investing activities was partially offset by the change in redemptions of marketable securities, net of new investments, of $11.5 million.

Financing Activities

Financing activities in the year ended December 31, 2025 required cash of $396.0 million compared to net cash required of $472.6 million in 2024, a decrease of $76.6 million. The year 2025 included payments of $649.9 million for the repurchase of common shares, an increase of $204.2 million compared to repurchases of $445.7 million in 2024. Dividend payments increased $4.7 million in 2025. Net borrowings of debt provided $327.9 million in 2025 compared to net borrowings of debt providing $40.3 million in 2024. Debt issuance cost related to financing activities increased $9.0 million in 2025. Amounts related to share-based compensation required $6.9 million less in cash during 2025 than in 2024.

Dividends

The Company paid dividends of $2.15 per common share during 2025 for total payments of $41.5 million, compared to $1.79 per common share, or $36.8 million, in 2024. As part of our capital allocation strategy, the Company's intention is to deliver targeted double-digit growth in the per share dividend over time.

On February 12, 2026, the Board of Directors declared a quarterly cash dividend of $0.63 per common share, or $2.52 per share on an annualized basis. The dividend is payable on March 5, 2026, to shareholders of record as of February 23, 2026.

Share Repurchase Program

On May 2, 2023, the Board of Directors approved a share repurchase authorization of up to $1.5 billion to be executed by December 31, 2028. The authorization value excludes any excise tax that may be incurred. On October 29, 2025, the Company announced that the Board of Directors approved a new share repurchase authorization of up to $2.0 billion to be executed by December 31, 2030. This authorization will commence at the conclusion of the existing 2023 authorization. Purchases may be effected in the open market, through privately negotiated transactions, through one or more accelerated stock repurchase programs, through a combination of the foregoing or in any other manner in the discretion of management. Purchases will be made subject to available cash, market conditions and compliance with our financing arrangements at any time during the period of authorization. We may use cash from operations as well as draws under our credit facilities to effect purchases.

During the year 2025, the Company repurchased a total of 1,536,701 common shares for approximately $652.0 million, at an average price of $424.28 per share, including brokerage fees and accrued excise taxes. Repurchases in 2025 were made pursuant to our $1.5 billion 2023 authorization. As of December 31, 2025, we had approximately $291.9 million remaining under our 2023 authorization.

Debt

Our long-term debt at December 31, 2025 and 2024 was as set forth below:

	December 31,	
(Millions of dollars)	**2025**	**2024**
5.625% senior notes due 2027 (net of unamortized discount of $0.5 at 2025 and $0.9 at 2024)	$ 299.5	$ 299.1
4.75% senior notes due 2029 (net of unamortized discount of $2.3 at 2025 and $3.0 at 2024)	497.7	497.0
3.75% senior notes due 2031 (net of unamortized discount of $3.2 at 2025 and $3.8 at 2024)	496.8	496.2
Term loan due 2028 (effective interest rate of n/a at 2025 and 6.44% at 2024)	—	385.6
Term loan due 2032 (effective interest rate of 5.61% at 2025) net of unamortized discount of $1.0 at 2025	599.0	—
Revolving credit facility, due 2030 (weighted-average interest rate of 5.88% at December 31, 2025)	183.0	56.0
Capitalized lease obligations, autos and equipment, due through 2030	7.7	3.2
Capitalized lease obligations, buildings, due through 2059	110.8	116.5
Unamortized debt issuance costs	(11.9)	(5.2)
Total long-term debt	2,182.6	1,848.4
Less current maturities	19.0	15.7
Total long-term debt, net of current	$ 2,163.6	$ 1,832.7

Senior Notes

On April 25, 2017, Murphy Oil USA, Inc. ("MOUSA"), our primary operating subsidiary, issued $300 million of 5.625% Senior Notes due 2027 (the "2027 Senior Notes") under its existing shelf registration statement. The 2027 Senior Notes are fully and unconditionally guaranteed by the Company and by the Company's subsidiaries that guarantee our Credit Facilities (as defined below). The indenture governing the 2027 Senior Notes contains restrictive covenants that limit, among other things, the ability of the Company, MOUSA, and the restricted subsidiaries to incur additional indebtedness or liens, dispose of assets, make certain restricted payments or investments, enter into transactions with affiliates or merge with or into other entities.

On September 13, 2019, MOUSA issued $500 million of 4.75% Senior Notes due 2029 (the "2029 Senior Notes"). The net proceeds from the issuance of the 2029 Senior Notes were used to fund, in part, the tender offer and redemption of a prior note issuance. The 2029 Senior Notes are fully and unconditionally guaranteed by the Company and by the Company's subsidiaries that guarantee our Credit Facilities. The indenture governing the 2029 Senior Notes contains restrictive covenants that are essentially identical to the covenants for the 2027 Senior Notes.

On January 29, 2021, MOUSA issued $500 million of 3.75% Senior Notes due 2031 (the "2031 Senior Notes" and, together with the 2027 Senior Notes and the 2029 Senior Notes, the "Senior Notes"). The net proceeds from the issuance of the 2031 Senior Notes were used, in part, to fund the acquisition of QuickChek and other obligations related to that transaction. The 2031 Senior Notes are fully and unconditionally guaranteed by the Company and by the Company's subsidiaries that guarantee our Credit Facilities. The indenture governing the 2031 Senior Notes contains restrictive covenants that are essentially identical to the covenants for the 2027 and 2029 Senior Notes.

The Senior Notes and related guarantees rank equally with all of our and the guarantors' existing and future senior unsecured indebtedness and effectively junior to our and the guarantors' existing and future secured indebtedness (including indebtedness with respect to the Credit Facilities) to the extent of the value of the assets securing such indebtedness. The Senior Notes are structurally subordinated to all of the existing and future third-party liabilities, including trade payables, of our existing and future subsidiaries that do not guarantee the notes.

Revolving Credit Facility and Term Loan

Our credit agreement consists of both a cash flow revolving credit facility and a senior secured term loan.

Following a refinancing effective as of April 7, 2025, the credit agreement provides for a senior secured term loan in an aggregate principal amount of $600.0 million (the "Term Facility") (which was borrowed in full on April 7, 2025) and revolving credit commitments in an aggregate amount equal to $750.0 million (the "Revolving Facility", and together with the Term Facility, the "Credit Facilities"). The term loan is due April 2032, and we are required to make quarterly principal payments of $1.5 million, which began on January 1, 2026.   The outstanding balance of the term loan was $600.0 million at December 31, 2025 and at December 31, 2024, prior to the refinancing, the outstanding balance of our term loan was $386.0 million.   As of December 31, 2025, we had $183.0 million of outstanding borrowings under the Revolving Facility and $6.2 million of outstanding letters of credit (which reduces the amount available to borrow under the Revolving Facility).

The Term Facility amortizes in quarterly installments, which commenced on January 1, 2026, at a rate of 1.00% per annum. Pursuant to the credit agreement, the applicable margin, (A) in the case of Adjusted SOFR Rate borrowings, (i) with respect to the Revolving Facility, ranges from 1.25% to 2.00% per annum depending on a total debt to EBITDA ratio and (ii) with respect to the Term Facility, is 1.75% per annum and (B) in the case of Alternate Base Rate borrowings (i) with respect to the Revolving Facility, ranges from 0.25% to 1.00% per annum depending on a total debt to EBITDA ratio or (ii) with respect to the Term Facility, is 0.75% per annum.

The credit agreement contains certain covenants that limit, among other things, the ability of the Company and certain of its subsidiaries to incur additional indebtedness or liens, to make certain investments, to enter into sale-leaseback transactions, to make certain restricted payments, to enter into consolidations, mergers or sales of material assets and other fundamental changes, to transact with affiliates, to enter into agreements restricting the ability of subsidiaries to incur liens or pay dividends, or to make certain accounting changes. The Revolving Facility credit agreement also imposes total leverage ratio and secured net leverage ratio financial maintenance covenants which are tested quarterly. Pursuant to the total leverage ratio financial maintenance covenant, the Company must maintain a total leverage ratio of not more than 5.0 to 1.0 with an ability in certain circumstances to temporarily increase that limit to 5.5 to 1.0 and a consolidated cash interest coverage ratio of not less than 2.50 to 1.0. The credit agreement also contains customary events of default.

Pursuant to the credit agreement's covenant limiting certain restricted payments, certain payments in respect of our equity interests, including dividends, when the total leverage ratio, calculated on a pro forma basis, is greater than 3.0 to 1.0, could be limited. At December 31, 2025, our total leverage ratio was 2.11 to 1.0 which meant our ability at that date to make restricted payments was not limited. If our total leverage ratio, on a pro forma basis, exceeds 3.0 to 1.0, any restricted payments made following that time until the ratio is once again, on a pro forma basis, below 3.0 to 1.0 would be limited by the covenant, which contains certain exceptions, including an ability to make restricted payments in cash in an aggregate amount not to exceed the greater of (a) $400.0 million, or (b) 15.0% of consolidated net tangible assets, estimated at $424.3 million as of December 31, 2025, over the life of the credit agreement.

All obligations under the credit agreement are guaranteed by Murphy USA and the subsidiary guarantors party thereto, and all obligations under the credit agreement, including the guarantees of those obligations, are secured by certain assets of Murphy USA, Murphy Oil USA, Inc. and the guarantors party to the guarantee and collateral agreement in respect thereof.

Supplemental Guarantor Financial Information

The following is a description of the guarantees with respect to the Senior Notes and the Credit Facilities, for which MOUSA is primary obligor, and for which the Company and certain subsidiaries provide full and unconditional guarantees on a joint and several basis. See "Debt" above for additional information concerning the Company's outstanding indebtedness, all of which is guaranteed as described below. See also Note 9 "Long-Term Debt" in the accompanying audited consolidated financial statements for the three years ended December 31, 2025.

The Senior Notes and related guarantees rank equally with all of our and the guarantors' existing and future senior unsecured indebtedness and effectively junior to our and the guarantors' existing and future secured indebtedness (including indebtedness with respect to the Credit Facilities) to the extent of the value of the assets securing such indebtedness. The Senior Notes and related guarantees are structurally subordinated to all of the existing and future third-party liabilities, including trade payables, of our existing and future subsidiaries that do not guarantee the notes.

All obligations under the Credit Facilities are guaranteed by the Company and the same subsidiary guarantors that guarantee the Senior Notes. All obligations under the Credit Facilities, including the guarantees of those obligations, are secured by certain assets of the Company, MOUSA, and the other guarantors.

The combined assets, liabilities and results of operations of MOUSA and the guarantors are not materially different from corresponding amounts presented in the consolidated financial statements included herein. MOUSA is our primary operating subsidiary and generated the vast majority of our revenues for the year ended December 31, 2025 and accounted for the vast majority of our total assets as of December 31, 2025. In the event MOUSA itself were unable to service the Company's consolidated debt obligations, our business and financial condition would be materially adversely affected.

Contractual Obligations

The following table summarizes our aggregate contractual fixed and variable obligations as of December 31, 2025.

(Millions of dollars)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Debt obligations [1]	$ 2,201.5	$ 19.0	$ 520.9	$ 532.8	$ 1,128.8
Operating lease obligations	986.2	66.6	132.2	126.4	661.0
Purchase obligations [2]	466.1	423.6	29.1	13.4	—
Asset retirement obligations	166.1	—	—	—	166.1
Other long-term obligations, including interest on long-term debt	483.1	94.3	161.2	123.8	103.8
Total	$ 4,303.0	$ 603.5	$ 843.4	$ 796.4	$ 2,059.7

[1]For additional information, see Note 9 "Long-Term Debt" in the accompanying audited consolidated financial statements.

[2]Primarily includes ongoing new retail store construction in progress at December 31, 2025, commitments to purchase land, take-or-pay supply contracts and other services. See Note 18 "Commitments" in the audited consolidated financial statements for the year ended December 31, 2025.

Capital Spending

Capital spending and investments in our Marketing segment relate primarily to the acquisition of land and the construction of new Company stores. Our Marketing capital is also deployed to improve our existing stores, which we refer to as maintenance capital. We use maintenance capital in this business as needed to ensure reliability and continued performance of our stores. The remainder of our capital spending and investment activity, which is primarily technology related, is attributable to Corporate and other assets.

The following table outlines our capital spending and investments for the three years ended December 31, 2025:

(Millions of dollars)	Years Ended December 31,					
		2025		2024		2023
Marketing:						
Company stores	$	350.9	$	390.1	$	232.0
Terminals		0.5		3.8		5.7
Maintenance capital		63.2		70.2		51.8
Corporate and other assets		17.8		38.9		54.6
Total	$	432.4	$	503.0	$	344.1

We currently expect capital expenditures for the full year 2026 to range from approximately $475 million to $525 million, including $375 million to $400 million for retail growth, approximately $80 million to $95 million for maintenance capital, with the remaining funds earmarked for other corporate investments and other strategic initiatives. See Note 18 "Commitments" in the audited consolidated financial statements for the three years ended December 31, 2025, included in this Annual Report on Form 10-K for more information.

Critical Accounting Policies

Goodwill and intangible assets

Goodwill represents the excess of the aggregate of the consideration transferred over the net assets acquired and liabilities assumed and is tested annually for impairment, or more frequently if there are indicators of impairment. Acquired finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives and are reviewed for impairment when events or circumstances indicate that the asset group to which the intangible assets belong might be impaired. The Company revises the estimated remaining useful life of these assets when events or changes in circumstances warrant a revision. If the Company revises the useful life, the unamortized balance is amortized over the remaining useful life on a prospective basis. Indefinite-lived intangibles are tested annually for impairment, or more often if indicators warrant.

Impairment of Long-Lived Assets

Individual retail stores are reviewed for impairment periodically or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Our primary indicator that operating store assets may not be recoverable is consistent negative cash flow over a twenty-four month period for those retail stores that have been open in the same location for a sufficient period to allow for meaningful analysis of ongoing results. We also monitor other factors when evaluating retail stores for impairment, including individual store execution of operating plans and local market conditions.

When an evaluation is required, the projected future undiscounted cash flows to be generated from each retail store over its remaining economic life are compared to the carrying value of the long-lived assets of that store to determine if a write-down of the carrying value to fair value is required. When determining future cash flows associated with an individual retail store, we make assumptions about key variables such as sales volume, gross margins and expenses. Cash flows vary for each retail store year to year. Changes in market demographics, traffic patterns, competition and other factors impact the overall operations of certain of our individual retail store locations. Similar changes may occur in the future that will require us to record impairment charges. We have not made any material change in the methodology used to estimate future cash flows of retail store locations during the past three years. In 2025 and 2024, we recorded impairment charges of $5.3 million and $8.2 million, respectively.

Our impairment evaluations are based on assumptions we deem to be reasonable. If the actual results of our retail stores are not consistent with the estimates and judgments, we have made in estimating future cash flows and determining fair values, our actual impairment losses could vary positively or negatively from our estimated impairment losses. Providing sensitivity analysis if other assumptions were used in performing the impairment evaluations is not practical due to the significant number of assumptions involved in the estimates.

Tax Matters

We are subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, indirect taxes (excise/duty, sales/use, and gross receipts taxes), payroll taxes, franchise taxes, withholding taxes and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities that cannot be predicted at this time. In addition, we have received claims from various jurisdictions related to certain tax matters. Tax liabilities include potential assessments of penalty and interest amounts.

We record tax liabilities based on our assessment of existing tax laws and regulations. A contingent loss related to a transactional tax claim is recorded if the loss is both probable and estimable. The recording of our tax liabilities requires significant judgments and estimates. Actual tax liabilities can vary from our estimates for a variety of reasons, including different interpretations of tax laws and regulations and different assessments of the amount of tax due. In addition, in determining our income tax provision, we must assess the likelihood that our deferred tax assets will be recovered through future taxable income. Significant judgment is required in estimating the amount of valuation allowance, if any, that should be recorded against those deferred income tax assets. If our actual results of operations differ from such estimates or our estimates of future taxable income change, the valuation allowance may need to be revised. However, an estimate of the sensitivity to earnings that would result from changes in the assumptions and estimates used in determining our tax liabilities is not practicable due to the number of assumptions and tax laws involved, the various potential interpretations of the tax laws, and the wide range of possible outcomes. The Company is occasionally challenged by taxing authorities over the amount and/or timing of recognition of revenues and deductions in its various income tax returns. Although the Company believes it has adequate accruals for matters not resolved with various taxing authorities, gains or losses could occur in future years from changes in estimates or resolution of outstanding matters. See Note 11 "Income Taxes" in the accompanying audited consolidated financial statements for the three-year period ended December 31, 2025 for a further discussion of our tax liabilities.

Asset Retirement Obligations

We operate above-ground and underground storage tanks at our facilities. We recognize the estimated future cost to remove these underground storage tanks ("USTs") over their estimated useful lives. We record a discounted liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset at the time a UST is installed. We depreciate the amount added to cost of the property and recognize accretion expense in connection with the discounted liability over the remaining life of the UST.

We have not made any material changes in the methodology used to estimate future costs for removal of a UST during the past three years. We base our estimates of such future costs on our prior experience with removal and normal and customary costs we expect to incur associated with UST removal. We compare our cost estimates with our actual removal cost experience, if any, on an annual basis, and if the actual costs we experience exceed our original estimates, we will recognize an additional liability for estimated future costs to remove the USTs. Because these estimates are subjective and are currently based on historical costs with adjustments for estimated future changes in the associated costs, the dollar amount of these obligations could change as more information is obtained. There were no material changes in our asset retirement obligation estimates during 2025, 2024, or 2023. See also Note 10 "Asset Retirement Obligation" in the accompanying audited consolidated financial statements for the three-year period ended December 31, 2025.

Business combinations

We account for business combinations using the purchase method of accounting. The purchase price of an acquisition is measured as the aggregate of the fair value of the consideration transferred. The purchase price is allocated to the fair values of the tangible and intangible assets acquired and liabilities assumed at date of acquisition, with any excess recorded as goodwill. These fair value determinations require management to make estimates which are based on all available information and may involve the use of assumptions with respect to the timing and amount of future revenues and expenses, the weighted-average cost of capital, and royalty rates associated with the transaction and the assets or liabilities acquired. This judgment and determination affect the amount of consideration paid that is allocable to assets and liabilities acquired in the business purchase transaction. The purchase price allocation may be provisional during a measurement period of up to one year to provide reasonable time to obtain the information necessary to identify and measure the assets acquired and liabilities assumed. Any such measurement period adjustments are recognized in the period in which the adjustment amount is determined. Transaction costs associated with the acquisition are expensed as incurred.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain statements or may suggest "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including, but not limited to our M&A activity, anticipated store openings and associated capital expenditures, fuel margins, merchandise margins, sales of RINs, trends in our operations, dividends, and share repurchases. Such statements are based upon the current beliefs and expectations of the Company's management and are subject to significant risks and uncertainties. Actual future results may differ materially from historical results or current expectations depending upon factors including, but not limited to: our ability to continue to maintain a good business relationship with Walmart; successful execution of our growth strategy, including our ability to realize the anticipated benefits from such growth initiatives, and the timely completion of construction associated with our newly planned stores which may be impacted by the financial health of third-parties; our ability to effectively manage our inventory, manage disruptions in our supply chain and our ability to control costs; geopolitical events, such as evolving trade policies and the imposition of reciprocal tariffs and the conflicts in the Middle East, that impact the supply and demand and price of crude oil; the impact of severe weather events, such as hurricanes, floods and earthquakes; the impact of a global health pandemic and any governmental response thereto; the impact of any systems failures, cybersecurity and/or security breaches of the company or its vendor partners, including any security breach that results in theft, transfer or unauthorized disclosure of customer, employee or company information or our compliance with information security and privacy laws and regulations in the event of such an incident; successful execution of our information technology strategy; reduced demand for our products due to the implementation of more stringent fuel economy and greenhouse gas reduction requirements, or increasingly widespread adoption of electric vehicle technology; future nicotine or e-cigarette legislation and any other efforts that make purchasing nicotine products more costly or difficult could hurt our revenues and impact gross margins; our ability to successfully expand our food and beverage offerings; efficient and proper allocation of our capital resources, including the timing, declaration, amount and payment of any future dividends or levels of the Company's share repurchases, or management of operating cash; the market price of the Company's stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company's cash flows from operations, and general economic conditions; compliance with debt covenants; availability and cost of credit; and changes in interest rates. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events, new information or future circumstances.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk

We are exposed to market risks related to the volatility in the price of refined products (primarily gasoline and diesel) used in our operations. These fluctuations can affect our revenues and purchases, as well as the cost of operating, investing and financing activities. We make limited use of derivative instruments to manage certain risks related to commodity prices. The use of derivative instruments for risk management is covered by operating policies and is closely monitored by our middle-office function and the Company's senior management.

As described in Note 14 "Financial Instruments and Risk Management" in the accompanying audited consolidated financial statements, there were short-term commodity derivative contracts in place at December 31, 2025 to hedge the purchase price of refined products. A 10% increase or decrease in the respective benchmark price of the commodities underlying these derivative contracts would have been immaterial to the

Company. Changes in the fair value of these derivative contracts generally offset the changes in the value for an equivalent volume of these products.

Interest Rate Risk

We have exposure to interest rate risks related to volatility of our floating rate term loan of $600.0 million and to our revolving credit facility which had $183.0 million of outstanding borrowings at December 31, 2025. Both of these loans are tied to the Adjusted Term SOFR Rate or Prime Rate which can move in either direction and cause fluctuations in our interest expense recognized in any period and in our cash flows related to interest payments made. A 10% increase or decrease in the interest rate would have an immaterial impact on the financial statements of the Company at December 31, 2025.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information required by this item appears on pages F-1 through F-38, which follow the exhibit index of the Annual Report on Form 10-K.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

Our management has evaluated, with the participation of our principal executive and financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 under the Securities Exchange Act of 1934) as of the end of the period covered by this report and has concluded that our disclosure controls and procedures were effective and appropriately allowed for timely decisions regarding required disclosures as of December 31, 2025.

Internal Control over Financial Reporting

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules that generally require every company that files reports with the SEC to evaluate its effectiveness of internal controls over financial reporting.

Management has conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025. Management's report is included on page F-1 of this Annual Report on Form 10-K. KPMG LLP, an independent registered public accounting firm, has made an independent assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, and their report is included on page F-4 of this Annual Report on Form 10-K.

There were no changes in the Company's internal controls over financial reporting that occurred during the fourth quarter of 2025 that have affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

Insider Adoption or Termination of Trading Arrangements

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Resignation of Officer

On February 12, 2026, Christopher A. Click, Executive Vice President, Strategy, Growth and Innovation informed the Company of his intent to resign from his role effective February 20, 2026. Mr. Click's responsibilities and direct reports will be temporarily realigned until a successor is designated. Mr. Click's resignation was voluntary and did not result from any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None

Part III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Certain information regarding executive officers of the Company is included under the caption "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K. Other information required by this item is incorporated by reference to the Registrant's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders under the captions "Election of Directors" and "Committees".

Murphy USA has adopted a Code of Business Conduct and Ethics, which can be found under the Corporate Governance tab at https://ir.corporate.murphyusa.com. Stockholders may also obtain free of charge a copy of the Code of Business Conduct and Ethics by writing to the Company's Secretary at P.O. Box 7300, El Dorado, AR 71730-5836. Any future amendments to or waivers of the Company's Code of Business Conduct and Ethics will be posted on the Company's Internet Web site.

The Company has adopted insider trading policies and procedures applicable to its directors, officers, and employees, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the New York Stock Exchange listing standards. The Company's Stock Transaction Guidelines are filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11. EXECUTIVE COMPENSATION

Information required by this item is incorporated by reference to Murphy USA's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders under the captions "Compensation Discussion and Analysis" and "Compensation of Directors" and in various compensation schedules.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated by reference to Murphy USA's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders under the captions "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management."

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item is incorporated by reference to Murphy USA's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders under the caption "Review, Approval or Ratification of Transactions with Related Persons."

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item is incorporated by reference to Murphy USA's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders under the caption "Audit Committee Report."

Part IV

Item 15. EXHIBIT and FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements – The consolidated financial statements of Murphy USA Inc. and consolidated subsidiaries are located or begin on the pages of this Annual Report on Form 10-K as indicated below.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

2. Financial Statement Schedules

Schedule II – Valuation Accounts and Reserves	38

All other financial statement schedules are omitted because they are either not applicable or the required information is included in the consolidated financial statements or notes thereto.

3. Exhibits – The following is an index of exhibits that are hereby filed as indicated by asterisk (*), that are considered furnished rather than filed, or that are incorporated by reference. Exhibits other than those listed have been omitted since they either are not required or are not applicable.

Exhibit Number	Description
2.1	Separation and Distribution Agreement, dated August 30, 2013, between Murphy Oil Corporation and Murphy USA Inc. (incorporated by reference to Murphy USA’s Current Report on Form 8-K filed September 5, 2013)
3.1	Murphy USA Inc. Certificate of Amendment to the Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Murphy USA's Current Report on Form 8-K filed May 14, 2024)
3.2	Murphy USA Inc. Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 Murphy USA’s Current Report on Form 8-K filed May 14, 2024)
3.3	Murphy USA Inc. Amended and Restated Bylaws (incorporated by reference to Exhibit 3.3 Murphy USA’s Current Report on Form 8-K filed May 14, 2024)
4.1	Indenture (including form of notes) dated as of April 25, 2017 among Murphy Oil USA, Inc., Murphy USA Inc., as a guarantor, the other guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Murphy USA's Current Report on Form 8-K filed April 25, 2017)
4.2	Indenture dated as of September 13, 2019 among Murphy Oil USA, Inc., Murphy USA Inc., as a guarantor, the other guarantor party thereto and UMB Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Murphy USA's Current Report on Form 8-K filed September 13, 2019)
4.3	Indenture dated as of January 29, 2021, by and among Murphy Oil USA, Inc., Murphy USA Inc., as a guarantor, the other guarantors party thereto and UMB Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Murphy USA's Current Report on Form 8-K filed February 1, 2021)
4.4*	Description of Registrant's Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934
10.1	Severance Protection Agreement dated as of August 20, 2013 between Murphy USA and R. Andrew Clyde, (incorporated by reference to Murphy USA’s Current Report on Form 8-K filed August 22, 2013)†
10.2*	Severance Protection Agreement dated as of January 1, 2026 between Murphy USA and Mindy K. West†
10.3	Murphy USA Inc. 2013 Long-Term Incentive Plan, as amended and restated effective as of February 9, 2017 (incorporated by reference to Murphy USA Inc's Annual Report on Form 10-K filed February 22, 2017)†
10.4	Murphy USA Inc. 2013 Stock Plan for Non-Employee Directors (incorporated by reference to Murphy USA’s Registration Statement on Form S-8 (File No. 333-191131) filed September 12, 2013)†
10.5	Murphy USA Inc. Supplemental Executive Retirement Plan, as amended and restated, on October 1, 2018 and effective January 1, 2019 (incorporated by reference to Exhibit 10.11 to Murphy USA's Annual Report on Form 10-K filed February 19, 2019)†

10.6	Form of Murphy USA 2013 Long-Term Incentive Plan Option Grant Agreement (incorporated by reference to Exhibit 10.10 to Murphy USA Inc's Annual Report on Form 10-K filed February 19, 2021)†
10.7	Form of Murphy USA 2013 Long-Term Incentive Plan RSU Agreement (incorporated by reference to Exhibit 10.11 to Murphy USA Inc's Annual Report on Form 10-K filed February 19, 2021)†
10.8	Form of Murphy USA 2013 Long-Term Incentive Plan Performance Share Agreement (incorporated by reference to Exhibit 10.12 to Murphy USA Inc's Annual Report on Form 10-K filed on February 19, 2021)†
10.9	Form of Murphy USA 2013 Non-Employee Director Award (incorporated by reference to Exhibit 10.13 to Murphy USA Inc's Annual Report on Form 10-K filed February 19, 2021)†
10.10	Credit Agreement, dated as of January 29, 2021, by and among Murphy USA Inc., Murphy Oil USA, Inc., Royal Bank of Canada, as term administrative agent, JPMorgan Chase Bank, N.A., as revolving administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Murphy USA's Current Report on Form 8-K as filed February 1, 2021)
10.11	Form of Murphy USA 2013 Long-Term Incentive Plan Option Agreement (February 2023 grants) (incorporated by reference to Exhibit 10.12 to Murphy USA Inc's Annual Report on Form 10-K filed February 15, 2023)†
10.12	Form of Murphy USA 2013 Long-Term Incentive Plan RSU Agreement (February 2023 grants)(incorporated by reference to Exhibit 10.13 to Murphy USA Inc's Annual Report on Form 10-K filed on February 15, 2023)†
10.13	Form of Murphy USA 2013 Long-Term Incentive Plan Performance Stock Unit Agreement (February 2023 grants) (incorporated by reference to Exhibit 10.14 to Murphy USA Inc's Annual Report on Form 10-K filed February 15, 2023)†
10.14	Form of Murphy USA 2013 Non-Employee Director Equity Grant (February 2023 grants) (incorporated by reference to Exhibit 10.15 to Murphy USA Inc's Annual Report on Form 10-K filed February 15, 2023)†
10.15	Form of Murphy USA 2013 Non-Employee Director Cash Deferral Equity Grant (February 2023 grants) (incorporated by reference to Exhibit 10.16 to Murphy USA Inc's Annual Report on Form 10-K filed February 15, 2023)†
10.16	Murphy USA Inc. 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 99 to Murphy USA Inc's Registration Statement on Form S-8 (File No. 333-271777) filed May 9, 2023†
10.17	First Amendment Agreement, dated as of March 8, 2023, to the Credit Agreement dated as of January 29, 2021, among Murphy USA Inc., Murphy Oil USA, Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A., as Revolving Administrative Agent and Collateral Agent, and Royal Bank of Canada, as Term Administrative Agent (incorporated by reference to Exhibit 10.1 to Murphy USA Inc's Quarterly Report on Form 10-Q filed May 4, 2023)
10.18	Form of 2023 Omnibus Incentive Plan Option Grant Agreement (incorporated by reference to Exhibit 10.17 to Murphy USA Inc's Annual Report on Form 10-K filed February 20, 2025)†
10.19	Form of 2023 Omnibus Incentive Plan Performance Share Agreement (incorporated by reference to Exhibit 10.18 to Murphy USA Inc's Annual Report on Form 10-K filed February 20, 2025)†
10.20	Form of 2023 Omnibus Incentive Plan RSU Agreement (Non-Employee Director Award) (incorporated by reference to Exhibit 10.19 to Murphy USA Inc's Annual Report on Form 10-K filed February 20, 2025)†
10.21	Form of 2023 Omnibus Incentive Plan RSU Agreement (Employees) (incorporated by reference to Exhibit 10.20 to Murphy USA Inc's Annual Report on Form 10-K filed February 20, 2025)†
10.22	Second Amendment Agreement, dated as of June 26, 2023, to the Credit Agreement dated as of January 29, 2021, as amended as of March 8, 2023, by and among Murphy USA Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A. as Revolving Administrative Agent and Collateral Agent, and Royal Bank of Canada, as Term Administrative Agent (incorporated by reference to Exhibit 10.5 to Murphy USA Inc's Quarterly Report on Form 10-Q filed August 3, 2023)

10.23	Refinancing Facility Agreement, dated as of April 7, 2025, by and among Murphy USA Inc., Murphy Oil USA, Inc., Royal Bank of Canada, as term administrative agent, JPMorgan Chase Bank, N.A., as revolving administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Murphy USA Inc.'s Current Report on Form 8-K filed April 11, 2025)
10.24	Murphy USA Inc. 2019 Annual Incentive Plan, as amended and restated, and effective as of August 14, 2024 (incorporated by reference to Exhibit 10.1 to Murphy USA Inc's Quarterly Report on Form 10-Q filed October 31, 2024)†
10.25*	Separation Agreement between Murphy Oil USA, Inc. and Charles Galagher Jeff, dated as of October 14, 2025†
10.26*	Letter Agreement dated December 11, 2025, between Murphy USA Inc., R. Andrew Clyde and Clyde Advisory LLC†
19.1*	Murphy USA Inc. Stock Transaction Guidelines
21*	List of Subsidiaries of Murphy USA
22*	List of Subsidiary Guarantors and Issuers of Guaranteed Debt
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
31.1*	Certification required by Rule 13a-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Principal Executive Officer
31.2*	Certification required by Rule 13a-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Principal Financial Officer
32.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Principal Executive Officer
32.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Principal Financial Officer
97.1	Murphy USA Inc. Financial Restatement Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to Murphy USA Inc's Annual Report on Form 10-K filed February 20, 2025)
101. INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL documents
101. SCH*	Inline XBRL Taxonomy Extension Schema Document
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document
101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data file because its XBRL tags are embedded within the Inline XBRL document

* Filed herewith
† Management contract or compensatory plan or arrangement

Item 16. Form 10-K Summary

   None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MURPHY USA Inc.

By: _____/s/ Mindy K. West_____   Date: _____February 18, 2026_____
         Mindy K. West, President and
         Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 18, 2026 by the following persons on behalf of the registrant and in the capacities indicated.

_____/s/ R. Madison Murphy_____ R. Madison Murphy, Chairman and Director	_____/s/ Jack T. Taylor_____ Jack T. Taylor, Director
_____/s/ Mindy K. West_____ Mindy K. West, President and Chief Executive Officer and Director (Principal Executive Officer)	_____/s/ James W. Keyes_____ James W. Keyes, Director
_____/s/ Claiborne P. Deming_____ Claiborne P. Deming, Director	_____/s/ Jeanne L. Phillips_____ Jeanne L. Phillips, Director
_____/s/ David B. Miller_____ David B. Miller, Director	_____/s/ Michael G. Kulp_____ Michael G. Kulp, Director
_____/s/ David C. Haley_____ David C. Haley, Director	_____/s/ Rosemary Turner_____ Rosemary Turner, Director
_____/s/ David L. Goebel_____ David L. Goebel, Director	_____/s/ Donald R. Smith, Jr._____ Donald R. Smith, Jr., Vice President, Interim Chief Financial Officer and Treasurer (Principal Financial & Accounting Officer)
_____/s/ Diane N. Landen_____ Diane N. Landen, Director	

REPORT OF MANAGEMENT- CONSOLIDATED FINANCIAL STATEMENTS

The management of Murphy USA Inc. is responsible for the preparation and integrity of the accompanying consolidated financial statements and other financial data. The statements were prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances and include some amounts based on informed estimates and judgments, with consideration given to materiality.

An independent, registered public accounting firm, KPMG LLP, has audited the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board and provides an objective, independent opinion about the Company's consolidated financial statements. The Audit Committee of the Board of Directors appoints the independent registered public accounting firm; ratification of the appointment is solicited annually from the shareholders. KPMG LLP's opinion covering the Company's consolidated financial statements can be found on page F-2.

The Board of Directors appoints an Audit Committee annually to implement and to support the Board's oversight function of the Company's financial reporting, accounting policies, internal controls and independent registered public accounting firm. This Committee is composed solely of directors who are not employees of the Company. The Committee meets routinely with representatives of management, the Company's internal audit team and the independent registered public accounting firm to review and discuss the adequacy and effectiveness of the Company's internal controls, the quality and clarity of its financial reporting, the scope and results of independent and internal audits, and to fulfill other responsibilities included in the Committee's Charter. The independent registered public accounting firm and the Company's internal audit team have unrestricted access to the Committee, without management presence, to discuss audit findings and other financial matters.

REPORT OF MANAGEMENT – INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). The Company's internal controls have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems have inherent limitations, and therefore, can provide only reasonable assurance with respect to the reliability of financial reporting and preparation of consolidated financial statements.

Management has conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on the results of this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

KPMG LLP has performed an audit of the Company's internal control over financial reporting and their opinion thereon can be found on page F-4.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Murphy USA Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Murphy USA Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2025, and the related notes and schedule II - valuation and qualifying accounts (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 18, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment triggering events related to property, plant and equipment

As discussed in Note 2 to the consolidated financial statements, the Company assesses its property, plant and equipment for potential impairment whenever events or changes in the circumstances indicate that the carrying value of the asset or asset group may not be recoverable. The property, plant and equipment balance, at cost less accumulated depreciation, as of December 31, 2025 was $2,962.8 million. Some retail sites may generate negative cash flow or experience events that indicate carrying values might not be recovered, indicating a higher risk that these retail sites might be impaired. This requires the Company to consider profitability and retail site specific factors when evaluating its retail sites for impairment in order to determine whether or not an impairment triggering event has occurred.

We identified the assessment of impairment triggering events related to certain property, plant and equipment as a critical audit matter. The determination of the asset group level, the evaluation of the retail site profitability, and the assessment of retail site specific factors involved challenging auditor judgment, as changes to those factors could have a significant impact on the Company's assessment of an impairment triggering event.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's triggering events assessment process over property, plant and equipment, including controls related to the identification of impairment triggers. We evaluated the asset group level at which the Company's analysis was performed. We assessed the Company's methodology of identifying retail site specific factors to be considered in the triggering events analysis, including length of the time period used by the Company to evaluate retail site profitability to identify triggering events. We also compared the historical cash flows by asset group to the general ledger information to assess the reliability of the information used.

/s/ KPMG LLP

We have served as the Company's auditor since 2013.

Dallas, Texas
February 18, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Murphy USA Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Murphy USA Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2025, and the related notes and schedule II - valuation and qualifying accounts (collectively, the consolidated financial statements), and our report dated February 18, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management - Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Dallas, Texas
February 18, 2026

Murphy USA Inc.
Consolidated Balance Sheets

	December 31,	
(Millions of dollars, except share amounts)	2025	2024
Assets		
Current assets		
Cash and cash equivalents	$ 28.9	$ 47.0
Accounts receivable—trade, less allowance for doubtful accounts of $0.3 in 2025 and 2024, respectively	276.2	268.5
Inventories, at lower of cost or market	413.0	401.6
Prepaid expenses and other current assets	29.7	31.0
Total current assets	747.8	748.1
Property, plant and equipment, at cost less accumulated depreciation and amortization of $2,173.5 in 2025 and $1,931.4 in 2024, respectively	2,962.8	2,813.2
Operating lease right-of-use assets, net	526.3	492.9
Intangible assets, net of amortization	139.3	139.5
Goodwill	328.0	328.0
Other assets	21.6	19.9
Total assets	$ 4,725.8	$ 4,541.6
Liabilities and Stockholders' Equity		
Current liabilities		
Current maturities of long-term debt	$ 19.0	$ 15.7
Trade accounts payable and accrued liabilities	865.2	874.4
Income taxes payable	44.9	57.8
Total current liabilities	929.1	947.9
Long-term debt, including capitalized lease obligations	2,163.6	1,832.7
Deferred income taxes	388.5	343.4
Asset retirement obligations	52.5	49.1
Non-current operating lease liabilities	534.6	496.3
Deferred credits and other liabilities	34.0	32.1
Total liabilities	4,102.3	3,701.5
Stockholders' Equity		
Preferred Stock, par $0.01, (authorized 20,000,000 shares, none outstanding)	—	—
Common Stock, par $0.01, (authorized 200,000,000 shares, 46,767,164 shares issued at December 31, 2025 and 2024, respectively)	0.5	0.5
Treasury stock (28,201,581 and 26,750,846 shares held at December 31, 2025 and 2024, respectively)	(4,031.7)	(3,391.3)
Additional paid in capital (APIC)	482.4	487.5
Retained earnings	4,172.3	3,743.4
Total stockholders' equity	623.5	840.1
Total liabilities and stockholders' equity	$ 4,725.8	$ 4,541.6

See accompanying notes to consolidated financial statements.

Murphy USA Inc.
Consolidated Statements of Income

(Millions of dollars, except per share amounts)		Years Ended December 31,				
		2025		2024		2023
Operating Revenues						
Petroleum product sales [1]	$	14,862.8	$	15,891.8	$	17,104.4
Merchandise sales		4,303.8		4,214.8		4,089.3
Other operating revenues		217.4		137.7		335.7
Total operating revenues		19,384.0		20,244.3		21,529.4
Operating Expenses						
Petroleum product cost of goods sold [1]		13,589.8		14,556.4		15,929.7
Merchandise cost of goods sold		3,434.8		3,381.1		3,285.9
Store and other operating expenses		1,108.5		1,064.6		1,014.8
Depreciation and amortization		276.8		248.0		228.7
Impairment of properties		5.3		8.2		—
Selling, general and administrative		231.5		235.4		240.5
Restructuring expense		12.6		—		—
Accretion of asset retirement obligations		3.4		3.2		3.0
Total operating expenses		18,662.7		19,496.9		20,702.6
Gain (loss) on sale of assets		(2.8)		(4.5)		(0.8)
Income (loss) from operations		718.5		742.9		826.0
Other income (expense)						
Investment income		0.2		6.4		6.9
Interest expense		(110.9)		(97.1)		(98.5)
Other nonoperating income (expense)		1.4		(0.6)		—
Total other income (expense)		(109.3)		(91.3)		(91.6)
Income before income taxes		609.2		651.6		734.4
Income tax expense (benefit)		138.6		149.1		177.6
Net Income	$	470.6	$	502.5	$	556.8
Basic and Diluted Earnings Per Common Share:						
Basic	$	24.38	$	24.47	$	25.91
Diluted	$	24.10	$	24.11	$	25.49
Weighted-average shares outstanding (in thousands):						
Basic		19,303		20,533		21,493
Diluted		19,526		20,842		21,843
Supplemental information:						
[1] Includes excise taxes of:	$	2,366.1	$	2,334.9	$	2,291.2

See accompanying notes to consolidated financial statements.

Murphy USA Inc.
Consolidated Statements of Comprehensive Income

(Millions of dollars)	Years Ended December 31,					
		2025		2024		2023
Net income	$	470.6	$	502.5	$	556.8
Other comprehensive income (loss), net of tax						
Marketable securities:						
Unrealized gain (loss)		—		—		0.1
Reclassifications:						
Amortization of unrealized (gain) loss to interest expense		—		—		0.6
		—		—		0.7
Deferred income tax expense (benefit)		—		—		0.2
Other comprehensive income (loss)		—		—		0.5
Comprehensive income	$	470.6	$	502.5	$	557.3

See accompanying notes to consolidated financial statements.

Murphy USA Inc.
Consolidated Statements of Cash Flows

(Millions of dollars)		Years Ended December 31,				
		2025		2024		2023
Operating Activities						
Net income	$	470.6	$	502.5	$	556.8
Adjustments to reconcile net income to net cash provided (required) by operating activities						
Depreciation and amortization		276.8		248.0		228.7
Impairment of properties		5.3		8.2		—
Deferred and noncurrent income tax charges (benefits)		45.1		14.0		2.0
Restructuring expense, net of cash paid		5.6		—		—
Accretion of asset retirement obligations		3.4		3.2		3.0
Amortization of discount on marketable securities		—		(0.2)		(0.4)
(Gains) losses from sale of assets		2.8		4.5		0.8
Net (increases) decrease in noncash operating working capital		(33.1)		32.8		(42.1)
Other operating activities - net		37.4		34.6		35.2
Net cash provided (required) by operating activities		813.9		847.6		784.0
Investing Activities						
Property additions		(439.6)		(458.1)		(335.6)
Proceeds from sale of assets		2.4		2.0		2.4
Investment in marketable securities		—		—		(12.8)
Redemptions of marketable securities		—		11.5		24.0
Other investing activities - net		1.2		(1.2)		(1.6)
Net cash provided (required) by investing activities		(436.0)		(445.8)		(323.6)
Financing Activities						
Purchase of treasury stock		(649.9)		(445.7)		(333.2)
Dividends paid		(41.5)		(36.8)		(33.4)
Borrowings of debt		2,982.3		707.0		8.0
Repayments of debt		(2,654.4)		(666.7)		(23.4)
Debt issuance costs		(9.0)		—		—
Amounts related to share-based compensation		(23.5)		(30.4)		(21.1)
Net cash provided (required) by financing activities		(396.0)		(472.6)		(403.1)
Net increase (decrease) in cash, cash equivalents and restricted cash		(18.1)		(70.8)		57.3
Cash, cash equivalents and restricted cash at January 1		47.0		117.8		60.5
Cash, cash equivalents and restricted cash at December 31	$	28.9	$	47.0	$	117.8

See accompanying notes to consolidated financial statements.

Murphy USA Inc.
Consolidated Statements of Changes in Equity

(Millions of dollars, except share amounts)	Common Stock		Treasury Stock	APIC	Retained Earnings	AOCI	Total
	Shares	Par					
Balance as of December 31, 2022	46,767,164	$ 0.5	$ (2,633.3)	$ 518.9	$ 2,755.1	$ (0.5)	$ 640.7
Net income	—	—	—	—	556.8	—	556.8
Gain on interest rate hedge and unrealized gain on marketable securities, net of tax	—	—	—	—	—	0.5	0.5
Cash dividends declared, ($1.55 per share)	—	—	—	—	(33.4)	—	(33.4)
Dividend equivalent units accrued	—	—	—	0.4	(0.4)	—	—
Purchase of treasury stock	—	—	(336.2)	—	—	—	(336.2)
Issuance of treasury stock	—	—	11.7	(11.9)	—	—	(0.2)
Amounts related to share-based compensation	—	—	—	(21.1)	—	—	(21.1)
Share-based compensation expense	—	—	—	21.8	—	—	21.8
Balance as of December 31, 2023	46,767,164	0.5	(2,957.8)	508.1	3,278.1	—	828.9
Net income	—	—	—	—	502.5	—	502.5
Cash dividends declared, ($1.79 per share)	—	—	—	—	(36.8)	—	(36.8)
Dividend equivalent units accrued	—	—	—	0.4	(0.4)	—	—
Purchase of treasury stock	—	—	(446.6)	—	—	—	(446.6)
Issuance of treasury stock	—	—	13.1	(13.5)	—	—	(0.4)
Amounts related to share-based compensation	—	—	—	(30.4)	—	—	(30.4)
Share-based compensation expense	—	—	—	22.9	—	—	22.9
Balance as of December 31, 2024	46,767,164	0.5	(3,391.3)	487.5	3,743.4	—	840.1
Net income	—	—	—	—	470.6	—	470.6
Cash dividends declared, ($2.15 per share)	—	—	—	—	(41.5)	—	(41.5)
Dividend equivalent units accrued	—	—	—	0.2	(0.2)	—	—
Purchase of treasury stock	—	—	(652.0)	—	—	—	(652.0)
Issuance of treasury stock	—	—	11.6	(10.4)	—	—	1.2
Amounts related to share-based compensation	—	—	—	(23.5)	—	—	(23.5)
Share-based compensation expense	—	—	—	28.6	—	—	28.6
Balance as of December 31, 2025	46,767,164	$ 0.5	$ (4,031.7)	$ 482.4	$ 4,172.3	$ —	$ 623.5

See accompanying notes to consolidated financial statements.

Murphy USA Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Business and Basis of Presentation

The business of Murphy USA Inc. and its subsidiaries ("Murphy USA", "we", "our", "us", or the "Company") primarily consists of the U.S. retail marketing business that was separated from its former parent company, Murphy Oil Corporation ("Murphy Oil"), plus other assets, liabilities and operating expenses of Murphy Oil that were associated with supporting the activities of the U.S. retail marketing operations. Murphy USA was incorporated in March 2013. The separation was approved by the Murphy Oil board of directors on August 7, 2013, and was completed on August 30, 2013 through the distribution of 100% of the outstanding capital stock of Murphy USA to holders of Murphy Oil common stock on the record date of August 21, 2013. Following the separation, Murphy USA is an independent, publicly traded company, and Murphy Oil retains no ownership interest in Murphy USA. On January 29, 2021, the Company acquired 100% of Quick Chek Corporation ("QuickChek" or "QC"), a privately held convenience store chain with a strong regional brand that consisted of 156 stores at the time of acquisition, located in New Jersey and New York, in an all-cash transaction.

Murphy USA markets refined products through a network of retail gasoline stores and to unbranded wholesale customers. In addition, we operate non-fuel convenience stores in select markets. The Company owns and operates a chain of retail stores under the brand name of Murphy USA® and Murphy Express, most of which are located in close proximity to Walmart stores, and also has a mix of convenience stores with and without retail gasoline that operate under the brand name of QuickChek®. At December 31, 2025, the Company had a total of 1,800 Company stores in 27 states, of which 1,649 were branded as Murphy and 151 were branded QuickChek. The Company also has certain product supply and wholesale assets, including product distribution terminals and pipeline positions.

Murphy Oil USA, Inc. and certain of its subsidiaries operate on a calendar year basis, while the QuickChek subsidiaries previously used a weekly retail calendar where each quarter had 13 weeks until November 2025, when its period end was aligned with the rest of the Company. For 2025, the QuickChek results cover the period December 28, 2024 to December 31, 2025. For 2024, the QuickChek results cover the period December 30, 2023 to December 27, 2024. The difference in the timing of the period ends is immaterial to the overall consolidated results and all future periods will be aligned.

Adoption of New Accounting Pronouncement

Effective January 1, 2025, the Company adopted ASU 2023-09, Improvements to Income Tax Disclosures, on a prospective basis. This update requires more detailed disclosures in the income tax note, including a standardized tabular rate reconciliation and disaggregated information on income taxes paid by jurisdiction. Since the guidance was adopted prospectively, the disclosures for the years ended December 31, 2024, and 2023, are presented under the previous accounting standard. The adoption of this ASU did not have an impact on the Company's consolidated financial position or results of operations, as it only affects disclosures.

Note 2 – Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION – These consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and include the accounts of Murphy USA Inc. and its subsidiaries for all periods presented. All significant intercompany accounts and transactions within the consolidated financial statements have been eliminated.

REVENUE RECOGNITION – Revenue is recognized when obligations under the terms of a contract with our customers are satisfied; generally, this occurs with the transfer of control of our petroleum products, convenience merchandise, Renewable Identification Numbers ("RINs") and other assets to our third-party customers. Revenue is measured as the amounts of consideration we expect to receive in exchange for transferring goods or providing services. Excise and sales taxes that we collect where we have determined we are the principal in the transaction have been recorded as revenue on a jurisdiction-by-jurisdiction basis.

The Company enters into buy/sell and similar arrangements when petroleum products are held at one location but are needed at a different location. The Company often pays or receives funds related to the buy/sell arrangement based on location or quality differences. The Company accounts for such transactions as non-monetary exchanges under existing accounting guidance and typically reports these on a net basis in its Consolidated Statements of Income. See Note 3 "Revenues" for additional information.

SHIPPING AND HANDLING COSTS – Costs incurred for the shipping and handling of motor fuel are included in Petroleum product cost of goods sold in the Consolidated Statements of Income. Costs incurred for the shipping and handling of convenience store merchandise are included in Merchandise cost of goods sold in the Consolidated Statements of Income.

TAXES COLLECTED FROM CUSTOMERS AND REMITTED TO GOVERNMENTAL AUTHORITIES – Excise and other taxes collected on sales of refined products and remitted to governmental agencies are included in Operating Revenues and Operating Expenses in the Consolidated Statements of Income. Excise taxes on petroleum products collected and remitted were $2.4 billion in 2025, $2.3 billion in 2024, and $2.3 billion in 2023.

CASH EQUIVALENTS – Short-term investments, which include governmental securities, money market funds and other instruments with governmental securities as collateral, that have a maturity of three months or less from the date of purchase are classified as cash equivalents.

MARKETABLE SECURITIES – The Company considers highly liquid treasury notes, corporate debt securities, and other funds with original maturities of more than three months to be marketable securities. Securities with less than one year to maturity are included in short-term marketable securities, and all other securities are classified as long-term marketable securities. Marketable securities are classified as held-to-maturity when the Company has both the positive intent and ability to hold the securities to maturity and are carried at amortized cost. Marketable securities are classified as available-for-sale when the Company does not have the intent to hold securities to maturity to allow flexibility in response to liquidity needs and are carried at fair value. The Company records securities at fair value on its consolidated balance sheets, with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss).   See Note 5 "Marketable Securities" and Note 17 "Assets and Liabilities Measured at Fair Value" for additional information on our policy and the fair value measurement of the Company's marketable securities.

ACCOUNTS RECEIVABLE – The Company's accounts receivable are recorded at the invoiced amount and do not bear interest. The accounts receivable primarily consists of amounts owed to the Company from credit card companies and by customers for wholesale sales of refined petroleum products. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses on these receivables. The Company reviews this allowance for adequacy at least quarterly and bases its assessment on a combination of current information about its customers and historical write-off experience. Any trade accounts receivable balances written off are charged against the allowance for doubtful accounts. The Company has not experienced any significant credit-related losses in the past three years.

INVENTORIES – Inventories of petroleum products are valued at the lower of cost, generally applied on a last-in, first-out ("LIFO") basis, or market. Any increments to LIFO inventory volumes are valued based on the first purchase price for these volumes during the year. Merchandise inventories held for resale are generally valued at average cost. Materials and supplies are valued at the lower of average cost or net realizable value.

VENDOR ALLOWANCES AND REBATES – Murphy USA receives payments for vendor allowances, volume rebates and other related payments from various suppliers of its convenience store merchandise. Vendor allowances for price markdowns are credited to merchandise cost of goods sold during the period the related markdown is recognized. Volume rebates of merchandise are recorded as reductions to merchandise cost of goods sold when the merchandise qualifying for the rebate is sold. Slotting and stocking allowances received from a vendor are recorded as a reduction to cost of sales over the period covered by the agreement.

BUSINESS COMBINATIONS – The Company accounts for business combinations under the purchase method of accounting. The purchase price of an acquisition is measured as the aggregate of the fair value of the consideration transferred. The purchase price is allocated to the fair values of the tangible and intangible assets acquired and liabilities assumed, with any excess recorded as goodwill. These fair value determinations require judgment and may involve the use of significant estimates and assumptions. The purchase price allocation may be provisional during a measurement period of up to one year to provide reasonable time to obtain the information necessary to identify and measure the assets acquired and liabilities assumed. Any such measurement period adjustments are recognized in the period in which the adjustment amount is determined. Transaction costs associated with the acquisition are expensed as incurred.

PROPERTY, PLANT AND EQUIPMENT – Additions to property, plant and equipment, including renewals and betterments, are capitalized and recorded at cost. Certain marketing facilities are primarily depreciated using the composite straight-line method with depreciable lives ranging from 3 to 25 years. Gasoline stores, improvements to gasoline stores and other assets are depreciated over 3 to 50 years by individual unit on the straight-line method. The Company capitalizes interest costs as a component of construction in progress on individually significant projects based on the weighted-average interest rates incurred on its long-term borrowings. Total interest cost capitalized was $4.4 million in 2025, $4.2 million in 2024 and $2.4 million in 2023.

The Company has undertaken like-kind exchange ("LKE") transactions under the federal tax code in an effort to acquire and sell real property in a tax-efficient manner. The Company generally enters into forward transactions, in which property is sold and the proceeds are reinvested by acquiring similar property; and reverse transactions, in which property is acquired and similar property is subsequently sold. A qualified LKE intermediary is used to facilitate these LKE transactions. Proceeds from forward LKE transactions are held by the intermediary and are classified as restricted cash on the Company's balance sheet because the funds must be reinvested in similar properties. If the acquisition of suitable LKE properties is not completed within 180 days of the sale of the Company-owned property, the proceeds are distributed to the Company by the intermediary and are reclassified as available cash and applicable income taxes are determined. An exchange accommodation titleholder, a type of variable interest entity, is used to facilitate reverse like-kind exchanges. The acquired assets are held by the exchange accommodation titleholder until the exchange transactions are complete. If the Company determines that it is the primary beneficiary of the exchange accommodation titleholder, the replacement assets held by the exchange accommodation titleholder are consolidated and recorded in Property, Plant and Equipment on the Consolidated Balance Sheets. The unspent proceeds that are held in trust with the intermediary are recorded as noncurrent assets in the Consolidated Balance Sheet as the cash was restricted for the acquisition of similar properties. At December 31, 2025 and 2024, the Company had no open LKE transactions with an intermediary.

GOODWILL AND INTANGIBLE ASSETS – Goodwill represents the excess of the aggregate of the consideration transferred over the net assets acquired and liabilities assumed and is tested annually for impairment, or more frequently if there are indicators of potential impairment. Acquired finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives, and are reviewed for impairment when events or circumstances indicate that the asset group to which the intangible assets belong might be impaired. The Company revises the estimated remaining useful life of these assets when events or changes in circumstances warrant a revision. If the Company revises the useful life, the unamortized balance is amortized over the useful life on a prospective basis. See Note 7 "Goodwill and Intangible Assets" for additional information.

IMPAIRMENT OF ASSETS – Long-lived assets, which include property and equipment and finite-lived assets, are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Indefinite-lived intangible assets are tested annually. A long-lived asset is not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset exceeds its fair value, with fair value determined based on discounted estimated net cash flows or other appropriate methods. In 2025, the Company recognized impairment charges of $5.3 million, $8.2 million in 2024, and no impairment charges in 2023.

ASSET RETIREMENT OBLIGATIONS – The Company records a liability for asset retirement obligations ("ARO") equal to the fair value of the estimated cost to retire an asset. The ARO liability is initially recorded in the period in which the obligation meets the definition of a liability, which is generally when the asset is placed in service. The ARO liability is estimated using existing regulatory requirements and anticipated future inflation rates. When the liability is initially recorded, the Company increases the carrying amount of the related long-lived asset by an amount equal to the original liability. The liability is increased over time to reflect the change in its present value, and the capitalized cost is depreciated over the useful life of the related long-lived asset. The Company reevaluates the adequacy of its recorded ARO liability at least annually. Actual costs of asset retirements such as dismantling service stores and site restoration are charged against the related liability. Any difference between costs incurred upon settlement of an asset retirement obligation and the recorded liability is recognized as a gain or loss in the Company's Consolidated Statements of Income.

ENVIRONMENTAL LIABILITIES – A liability for environmental matters is established when it is probable that an environmental obligation exists and the cost can be reasonably estimated. If there is a range of reasonably estimated costs, the most likely amount will be recorded, or if no amount is most likely, the minimum of the range is used. Related expenditures are charged against the liability. Environmental remediation liabilities have not been discounted for the time value of future expected payments. Environmental expenditures that have future economic benefit are capitalized.

INCOME TAXES – The Company accounts for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse. The Company routinely assesses the realizability of deferred tax assets based on available positive and negative evidence including assumptions of future taxable income, tax planning strategies and other pertinent factors. A deferred tax asset valuation allowance is recorded when evidence indicates that it is more likely than not that all or a portion of these deferred tax assets will not be realized in a future period. The accounting principles for income tax uncertainties permit recognition of income tax benefits only when they are more likely than not to be realized.

The Company has elected to classify any interest expense and penalties related to the underpayment of income taxes in Income tax expense in the Consolidated Statements of Income.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES – The fair value of a derivative instrument is recognized as an asset or liability in the Company's Consolidated Balance Sheets. Upon entering into a derivative contract, the Company may designate the derivative as either a fair value hedge or a cash flow hedge, or decide that the contract is not a hedge, and therefore, recognize changes in the fair value of the contract in earnings. The Company documents the relationship between the derivative instrument designated as a hedge and the hedged items as well as its objective for risk management and strategy for use of the hedging instrument to manage the risk. Derivative instruments designated as fair value or cash flow hedges are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Company assesses at inception and on an ongoing basis whether a derivative instrument accounted for as a hedge is highly effective in offsetting changes in the fair value or cash flows of the hedged item. A derivative that is not a highly effective hedge does not qualify for hedge accounting. The change in the fair value of a qualifying fair value hedge is recorded in earnings along with the gain or loss on the hedged item. The effective portion of the change in the fair value of a qualifying cash flow hedge is recorded in Accumulated other comprehensive income (AOCI) in the Consolidated Balance Sheets until the hedged item is recognized currently in earnings. If a derivative instrument no longer qualifies as a cash flow hedge and the underlying forecasted transaction is no longer probable of occurring, hedge accounting is discontinued and the gain or loss recorded in AOCI is recognized immediately in earnings. If a hedge is de-designated, hedge accounting will no longer apply and from that time the gain and losses will be recognized in earnings and any accumulated amounts in other comprehensive income will be amortized to earnings over the remaining life of the underlying instrument. See Note 14 "Financial Instruments and Risk Management" and Note 17 "Assets and Liabilities Measured at Fair Value" for further information about the Company's derivatives.

STOCK-BASED COMPENSATION – The fair value of awarded stock options, restricted stock, restricted stock units and performance stock units is determined based on a combination of management assumptions for awards issued. The Company uses the Black-Scholes option pricing model for computing the fair value of stock options. The primary assumptions made by management included the expected life of the stock option award and the expected volatility of the Company's common stock prices. The Company uses both historical data and current information to support its assumptions. Stock option expense is recognized on a straight-line basis over

the requisite service period of three years. The Company uses a Monte Carlo valuation model to determine the fair value of performance-based stock units that are based on performance compared against a peer group and the related expense is recognized over the three-year requisite service period. Management estimates the number of all awards that will not vest and adjusts its compensation expense accordingly. Differences between estimated and actual vested amounts are accounted for as an adjustment to expense when known. See Note 12 "Incentive Plans" for a discussion of the basis of allocation of such costs.

USE OF ESTIMATES – In preparing the financial statements of the Company in conformity with U.S. GAAP, management has made a number of estimates and assumptions related to the reporting of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Actual results may differ from the estimates. On an ongoing basis, we review our estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Note 3 – Revenues

Revenue Recognition

The following table disaggregates our revenue by major source for the years ended December 31, 2025, 2024, and 2023.

	Years Ended December 31,		
(Millions of dollars)	2025	2024	2023
Marketing Segment			
Petroleum product sales (at retail)[1]	$ 13,397.7	$ 14,417.5	$ 15,279.9
Petroleum product sales (at wholesale)[1]	1,465.1	1,474.3	1,824.5
Total petroleum product sales	14,862.8	15,891.8	17,104.4
Merchandise sales	4,303.8	4,214.8	4,089.3
Other operating revenues:			
RINs	211.7	129.6	328.6
Other revenues[2]	5.2	7.5	6.6
Total Marketing segment revenues	19,383.5	20,243.7	21,528.9
Corporate and Other Assets	0.5	0.6	0.5
Total revenues	$ 19,384.0	$ 20,244.3	$ 21,529.4

[1]Includes excise and sales taxes that remain eligible for inclusion under Topic 606
[2]Primarily includes collection allowance on excise and sales taxes combined with other miscellaneous items

Marketing segment

Petroleum product sales (at retail). For our retail store locations, the revenue related to petroleum product sales is recognized as the fuel is pumped to our customers. The transaction price at the pump typically includes some portion of sales or excise taxes as levied in the respective jurisdictions. Those taxes that are collected for remittance to governmental entities on a pass-through basis are not recognized as revenue and they are recorded to a liability account until they are paid. Our customers typically use a mixture of cash, checks, credit cards and debit cards to pay for our products as they are received. We have accounts receivable from the various credit/debit card providers at any point in time related to product sales made on credit cards and debit cards. These receivables are typically collected in two to seven days, depending on the terms with the particular credit/debit card providers. Payment fees retained by the credit/debit card providers are recorded as Store and other operating expenses in the Consolidated Statements of Income.

Petroleum product sales (at wholesale). Our sales of petroleum products at wholesale are generally recorded as revenue when the deliveries have occurred and legal ownership of the product has transferred to the customer. Title transfer for bulk refined product sales typically occurs at pipeline custody points and upon

trucks loading at product terminals. For bulk pipeline sales, we record receivables from customers that are generally collected within a week from custody transfer date. For our rack product sales, the majority of our customers' accounts are drafted by us within 10 days from product transfer.

Merchandise sales. For our retail store locations, the revenue related to merchandise sales is recognized as the customer completes their purchase at our locations. The transaction price typically includes some portion of sales tax as levied in the respective jurisdictions. Those taxes that are collected for remittance to governmental entities on a pass-through basis are not recognized as revenue and they are recorded to a liability account until they are paid. As noted above, a mixture of payment types are used for these revenues and the same terms for credit/debit card receivables are realized.

With respect to merchandise sales revenue we must determine whether we are the principal or agent for some categories of merchandise such as scratch-off lottery tickets, lotto tickets, newspapers and other small categories of merchandise. For scratch-off lottery tickets, we have determined we are the principal in the majority of the jurisdictions and therefore we record those sales on a gross basis. We have some categories of merchandise (such as lotto tickets) where we are the agent and the revenues recorded for those transactions are our net commission only.

The Company offers loyalty programs through each of its branded retail locations. The customers earn rewards based on their spending or other promotional activities. These programs create a performance obligation which requires us to defer a portion of sales revenue to the loyalty program participants until they redeem their rewards. The rewards may be redeemed for free or discounted merchandise or cash discounts at all stores and on fuel purchases at Murphy branded stores. Earned rewards expire after an account is inactive for a period of 90 days at Murphy branded stores, while certain QC rewards require use within the month. We recognize loyalty revenue when a customer redeems an earned reward. Deferred revenue associated with both loyalty programs are included in Trade accounts payable and accrued liabilities in our Consolidated Balance Sheets. The deferred revenue balances at December 31, 2025 and 2024 were immaterial.

RINs sales. For the sale of RINs, we recognize revenue when the RIN is transferred to the counter-party and the sale is completed. Receivables from our counter-parties related to the RIN sales are typically collected within five days of the sale.

Other revenues. Items reported as other operating revenues include collection allowances for excise and sales taxes and other miscellaneous items and are recognized as revenue when the transaction is completed.

Accounts receivable

Trade accounts receivable on the Consolidated Balance Sheet represents both receivables related to contracts with customers and other trade receivables. At December 31, 2025 and 2024, we had $115.0 million and $110.5 million of receivables, respectively, related to contracts with customers recorded. Typically, the trade accounts receivable related to contracts with customers outstanding at the end of each period were collected during the succeeding quarter. These receivables were generally related to credit and debit card transactions along with short term bulk and wholesale sales to our customers, which have a very short settlement window.

Note 4 — Inventories

Inventories consisted of the following:

	December 31,	
(Millions of dollars)	2025	2024
Petroleum products - FIFO basis	$ 305.8	$ 353.3
Store merchandise for resale - FIFO basis	254.7	226.5
Less LIFO reserve	(162.6)	(189.1)
Total petroleum products and store merchandise inventory	397.9	390.7
Materials and supplies	15.1	10.9
Total inventories	$ 413.0	$ 401.6

At December 31, 2025 and 2024, the replacement cost (market value) of LIFO inventories exceeded the LIFO carrying value for petroleum products by $162.6 million and $189.1 million, respectively.

Note 5 — Marketable Securities

The Company invests a portion of its excess operational cash in marketable securities. The goal of the Company's investment policy, in order of priority, are as follows: (1) preservation of principal, (2) maintaining a high degree of liquidity to meet cash flow requirements, and (3) deliver competitive returns subject to prevailing market conditions and the Company's stated objectives related to safety and liquidity. Nothing in the policy is intended to indicate that management must invest excess operational cash; it merely allows it subject to specific limitations.

Securities are generally required to have a final maturity of 24 months or less with a weighted-average maturity for the portfolio of no longer than 12 months and must have an active secondary market. Investments may include U.S. Treasury bills, notes and bonds, U.S. Agency securities, repurchase agreements, certificates of deposit, institutional, government money market funds that maintain a stable $1.00 net asset value, domestic and foreign commercial paper, municipal securities, domestic and foreign debt issued by corporations or financial institutions with the primary objective of minimizing the potential risk of principal loss. The Company determines the classification of its marketable securities based on its investment strategy at the time of purchase.

The Company held no marketable securities at December 31, 2025 or 2024.

Note 6 – Property, Plant and Equipment

		December 31, 2025		December 31, 2024	
(Millions of dollars)	Estimated Useful Life	Cost	Net	Cost	Net
Land		$ 709.4	$ 709.4	$ 674.6	$ 674.6
Real estate finance leases	1 to 40 years	155.0	93.0	150.9	100.8
Pipeline and terminal facilities	3 to 25 years	105.9	59.8	99.2	57.1
Retail gasoline stores	3 to 50 years	3,823.4	1,953.9	3,498.7	1,826.3
Buildings	20 to 45 years	75.7	40.6	75.4	43.8
Other	3 to 20 years	266.9	106.1	245.8	110.6
		$ 5,136.3	$ 2,962.8	$ 4,744.6	$ 2,813.2

Depreciation expense of $275.8 million, $247.0 million and $227.7 million was recorded for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 7 – Goodwill and Intangible Assets

The Company's goodwill is assigned to its Marketing segment and none of the goodwill is deductible for tax purposes.

(Millions of dollars)	December 31, 2025	December 31, 2024
Goodwill	$ 328.0	$ 328.0

We amortize intangible assets subject to amortization on a straight-line basis based on the period for which the economic benefits of the asset or liability are expected to be realized. The intangible assets subject to amortization includes pipeline space, which is being amortized over a 40-year life, and the intangible lease liability acquired from QuickChek which is being amortized over the remaining life of the underlying leases.

Intangible assets subject to amortization at December 31, 2025 and 2024 consisted of the following:

(Millions of dollars)	Remaining Useful Life (in years)	December 31, 2025 Cost	Net	December 31, 2024 Cost	Net
Intangible assets subject to amortization:					
Pipeline space	29.7	$ 39.6	$ 29.7	$ 39.6	$ 30.7
Intangible lease liability	8.6	(9.1)	(5.8)	(9.1)	(6.6)
Total intangible assets subject to amortization		30.5	23.9	30.5	24.1
Intangible assets not subject to amortization, indefinite lives:					
Trade name		115.4	115.4	115.4	115.4
Intangible assets, net of amortization		$ 145.9	$ 139.3	$ 145.9	$ 139.5

Note 8 – Accounts Payable and Accrued Liabilities

Trade accounts payable and accrued liabilities consisted of the following:

(Millions of dollars)	December 31, 2025	December 31, 2024
Trade accounts payable	$ 477.5	$ 518.0
Excise taxes/withholdings payable	106.1	99.7
Accrued insurance obligations	68.3	59.7
Accrued taxes other than income	49.7	43.2
Accrued compensation and benefits	58.5	39.9
Accrued capital expenditures	38.5	55.1
Current operating lease liabilities	25.8	23.7
Other	40.8	35.1
Accounts payable and accrued liabilities	$ 865.2	$ 874.4

Note 9 — Long-Term Debt

Long-term debt consisted of the following:

(Millions of dollars)	December 31, 2025	December 31, 2024
5.625% senior notes due 2027 (net of unamortized discount of $0.5 at 2025 and $0.9 at 2024)	$ 299.5	$ 299.1
4.75% senior notes due 2029 (net of unamortized discount of $2.3 at 2025 and $3.0 at 2024)	497.7	497.0
3.75% senior notes due 2031 (net of unamortized discount of $3.2 at 2025 and $3.8 at 2024)	496.8	496.2
Term loan due 2028 (effective interest rate of n/a at 2025 and 6.44% at 2024)	—	385.6
Term loan due 2032 (effective interest rate of 5.61% at 2025) net of unamortized discount of $1.0 at 2025	599.0	—
Revolving credit facility, due 2030 (weighted-average interest rate of 5.88% at December 31, 2025)	183.0	56.0
Capitalized lease obligations, autos and equipment, due through 2030	7.7	3.2
Capitalized lease obligations, buildings, due through 2059	110.8	116.5
Unamortized debt issuance costs	(11.9)	(5.2)
Total long-term debt	2,182.6	1,848.4
Less current maturities	19.0	15.7
Total long-term debt, net of current	$ 2,163.6	$ 1,832.7

Senior Notes

On April 25, 2017, Murphy Oil USA, Inc. ("MOUSA"), our primary operating subsidiary, issued $300 million of 5.625% Senior Notes due 2027 (the "2027 Senior Notes") under its existing shelf registration statement. The 2027 Senior Notes are fully and unconditionally guaranteed by the Company and by the Company's subsidiaries that guarantee our Credit Facilities (as defined below). The indenture governing the 2027 Senior Notes contains restrictive covenants that limit, among other things, the ability of the Company, MOUSA, and the restricted subsidiaries to incur additional indebtedness or liens, dispose of assets, make certain restricted payments or investments, enter into transactions with affiliates or merge with or into other entities.

On September 13, 2019, MOUSA issued $500 million of 4.75% Senior Notes due 2029 (the "2029 Senior Notes"). The net proceeds from the issuance of the 2029 Senior Notes were used to fund, in part, the tender offer and redemption of a prior note issuance. The 2029 Senior Notes are fully and unconditionally guaranteed by the Company and by the Company's subsidiaries that guarantee our Credit Facilities. The indenture governing the 2029 Senior Notes contains restrictive covenants that are essentially identical to the covenants for the 2027 Senior Notes.

On January 29, 2021, MOUSA issued $500 million of 3.75% Senior Notes due 2031 (the "2031 Senior Notes" and, together with the 2027 Senior Notes and the 2029 Senior Notes, the "Senior Notes"). The net proceeds from the issuance of the 2031 Senior Notes were used, in part, to fund the acquisition of QuickChek and other obligations related to that transaction. The 2031 Senior Notes are fully and unconditionally guaranteed by the Company and by the Company's subsidiaries that guarantee our Credit Facilities. The indenture governing the 2031 Senior Notes contains restrictive covenants that are essentially identical to the covenants for the 2027 and 2029 Senior Notes.

The Senior Notes and related guarantees rank equally with all of our and the guarantors' existing and future senior unsecured indebtedness and effectively junior to our and the guarantors' existing and future secured indebtedness (including indebtedness with respect to the Credit Facilities) to the extent of the value of the assets securing such indebtedness. The Senior Notes are structurally subordinated to all of the existing and future third-party liabilities, including trade payables, of our existing and future subsidiaries that do not guarantee the notes.

Revolving Credit Facility and Term Loan

Our credit agreement consists of both a cash flow revolving credit facility and a senior secured term loan.

Following a refinancing effective as of April 7, 2025, the credit agreement provides for a senior secured term loan in an aggregate principal amount of $600.0 million (the "Term Facility") (which was borrowed in full on April 7, 2025) and revolving credit commitments in an aggregate amount equal to $750 million (the "Revolving Facility", and together with the Term Facility, the "Credit Facilities"). The term loan is due April 2032, and we are required to make quarterly principal payments of $1.5 million, which began on January 1, 2026. The outstanding balance of the term loan was $600.0 million at December 31, 2025 and at December 31, 2024, prior to the refinancing, the outstanding balance of the term loan was $386.0 million.   As of December 31, 2025, we had $183.0 million of outstanding borrowings under the Revolving Facility and $6.2 million of outstanding letters of credit (which reduces the amount available to borrow under the Revolving Facility).

The Term Facility amortizes in quarterly installments, which commenced on January 1, 2026, at a rate of 1.00% per annum. Pursuant to the credit agreement, the applicable margin, (A) in the case of Adjusted SOFR Rate borrowings, (i) with respect to the Revolving Facility, ranges from 1.25% to 2.00% per annum depending on a total debt to EBITDA ratio and (ii) with respect to the Term Facility, is 1.75% per annum and (B) in the case of Alternate Base Rate borrowings (i) with respect to the Revolving Facility, ranges from 0.25% to 1.00% per annum depending on a total debt to EBITDA ratio or (ii) with respect to the Term Facility, is 0.75% per annum.

The credit agreement contains certain covenants that limit, among other things, the ability of the Company and certain of its subsidiaries to incur additional indebtedness or liens, to make certain investments, to enter into sale-leaseback transactions, to make certain restricted payments, to enter into consolidations, mergers or sales of material assets and other fundamental changes, to transact with affiliates, to enter into agreements restricting the ability of subsidiaries to incur liens or pay dividends, or to make certain accounting changes. The Revolving Facility credit agreement also imposes total leverage ratio and secured net leverage ratio financial maintenance covenants which are tested quarterly. Pursuant to the total leverage ratio financial maintenance covenant, the Company must maintain a total leverage ratio of not more than 5.0 to 1.0 with an ability in certain circumstances to temporarily increase that limit to 5.5 to 1.0 and a consolidated cash interest coverage ratio of not less than 2.50 to 1.0. The credit agreement also contains customary events of default.

Pursuant to the credit agreement's covenant limiting certain restricted payments, certain payments in respect of our equity interests, including dividends, when the total leverage ratio, calculated on a pro forma basis, is greater than 3.0 to 1.0, could be limited. At December 31, 2025, our total leverage ratio was 2.11 to 1.0 which meant our ability at that date to make restricted payments was not limited. If our total leverage ratio, on a pro forma basis, exceeds 3.0 to 1.0, any restricted payments made following that time until the ratio is once again, on a pro forma basis, below 3.0 to 1.0 would be limited by the covenant, which contains certain exceptions, including an ability to make restricted payments in cash in an aggregate amount not to exceed the greater of (a) $400.0 million, or (b) 15.0% of consolidated net tangible assets, estimated at $424.3 million as of December 31, 2025, over the life of the credit agreement.

All obligations under the credit agreement are guaranteed by Murphy USA and the subsidiary guarantors party thereto, and all obligations under the credit agreement, including the guarantees of those obligations, are secured by certain assets of Murphy USA, Murphy Oil USA, Inc. and the guarantors party to the guarantee and collateral agreement in respect thereof.

Note 10 — Asset Retirement Obligations

The majority of the ARO recognized by the Company at December 31, 2025 and 2024 is related to the estimated costs to dismantle and abandon certain of its retail gasoline stores. The Company has not recorded an ARO for certain of its marketing assets because sufficient information is presently not available to estimate a range of potential settlement dates for the obligation. These assets are consistently being upgraded and are expected to be operational into the foreseeable future. In these cases, the obligation will be initially recognized in the period in which sufficient information exists to estimate the obligation.

A reconciliation of the beginning and ending aggregate carrying amount of the ARO is shown in the following table:

	December 31,			
(Millions of dollars)		2025		2024
Balance at beginning of period	$	49.1	$	46.1
Accretion expense		3.4		3.2
Settlement of liabilities		(1.0)		(3.1)
Liabilities incurred		1.0		2.9
Balance at end of period	$	52.5	$	49.1

The estimation of future ARO is based on a number of assumptions requiring professional judgment. The Company cannot predict the type of revisions to these assumptions that may be required in future periods due to the lack of availability of additional information.

Note 11 — Income Taxes

The components of income (loss) before income taxes for each of the three years ended December 31, 2025 and income tax expense (benefit) attributable thereto are as follows:

	Years Ended December 31,					
(Millions of dollars)		2025		2024		2023
Income (loss) before income taxes	$	609.2	$	651.6	$	734.4
Income tax expense (benefit)						
Federal - Current	$	70.1	$	115.5	$	141.5
Federal - Deferred		48.4		11.8		3.5
State - Current and deferred		20.1		21.8		32.6
Total income tax expense (benefit)	$	138.6	$	149.1	$	177.6

The following table reconciles the Company income tax expense (benefit) based on the U.S. statutory tax rate to the income tax expense (benefit) for the year ended December 31, 2025, after the adoption of ASU 2023-09.

(Millions of dollars)		Amount	Percent
Income tax expense (benefit) based on the U.S. statutory tax rate	$	127.9	21.0 %
Domestic federal			
Tax Credits		(8.0)	(1.3)%
Nontaxable and nondeductible items		2.0	0.3 %
Other reconciling items		0.2	— %
Domestic state and local income taxes, net of federal effect		16.5	2.8 %
Total income tax expense (benefit)	$	138.6	22.8 %

In 2025, state and local income taxes in New Jersey, Florida, Alabama, Georgia and Tennessee comprised the majority of the domestic state and local income taxes, net of federal effect category.

The following table reconciles income taxes based on the U.S. statutory tax rate to the Company's income tax expense (benefit) for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09.

	Years Ended December 31,			
(Millions of dollars)	2024		2023	
Income tax expense based on the U.S. statutory tax rate	$	136.8	$	154.2
State income taxes, net of federal benefit		17.3		25.0
Federal credits		(2.5)		(2.6)
Other, net		(2.5)		1.0
Total	$	149.1	$	177.6

Cash income taxes paid, net of refunds, for the year ended December, 31, 2025, was as follows:

(Millions of dollars)	Amount	
US federal	$	86.0
US state and local		15.0
Total	$	101.0

Cash income taxes paid, net of refunds, were $109.5 million and $128.0 million for the years ended December 31, 2024 and 2023, respectively.

An analysis of the Company's deferred tax assets and deferred tax liabilities at December 31, 2025 and 2024 showing the tax effects of significant temporary differences is as follows:

	December 31,			
(Millions of dollars)	2025		2024	
Deferred tax assets				
Property costs and asset retirement obligations	$	8.1	$	7.3
Employee benefits		12.4		11.7
Operating leases liability		117.7		109.2
Other deferred tax assets		15.0		15.9
Total gross deferred tax assets		153.2		144.1
Deferred tax liabilities				
Accumulated depreciation and amortization		(383.0)		(344.5)
State deferred taxes		(28.6)		(31.2)
Operating leases right-of-use assets		(110.5)		(103.5)
Other deferred tax liabilities		(19.6)		(8.3)
Total gross deferred tax liabilities		(541.7)		(487.5)
Net deferred tax liabilities	$	(388.5)	$	(343.4)

In management's judgment, the deferred tax assets in the preceding table will more likely than not be realized as reductions of future taxable income or utilized by available tax planning strategies.

As of December 31, 2025, the earliest year remaining open for federal audits and/or settlement is 2022 and for state audits and/or settlement is 2020. Although the Company believes that recorded liabilities for unsettled issues are adequate, additional gains or losses could occur in future periods from resolution of outstanding unsettled matters.

The FASB's rules for accounting for income tax uncertainties clarify the criteria for recognizing uncertain income tax benefits and require additional disclosures about uncertain tax positions. Under U.S. GAAP the financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. Liabilities associated with uncertain income tax positions are included in Deferred Credits and Other Liabilities in the Consolidated Balance Sheets.

A reconciliation of the beginning and ending amount of the consolidated liability for unrecognized income tax benefits during the year ended December 31, 2025 and 2024 is shown in the following table:

| | Years Ended December 31, | |
| | 2025 | 2024 |
(Millions of dollars)		
Balance at January 1	$ —	$ 0.5
Additions for tax positions related to prior years	—	—
Expiration of statutes of limitation	—	(0.5)
Balance at December 31	$ —	$ —

All additions or reductions to the above liability affect the Company's effective tax rate in the respective period of change. The Company accounts for any applicable interest and penalties on uncertain tax positions as a component of income tax expense. Income tax expense for the years ended December 31, 2025, 2024 and 2023 included immaterial amounts of interest and penalties, associated with uncertain tax positions. Of these amounts shown in the table, there were no unrecognized tax benefits that, if recognized, would impact our effective tax rate for the years ended December 31, 2025 and 2024, respectively.

Total excess tax benefits for equity compensation recognized in the twelve months ended December 31, 2025, 2024 and 2023 were $2.9 million, $5.0 million and $2.9 million, respectively.

Note 12 — Incentive Plans

Equity Awards

The Murphy USA 2013 Long-Term Incentive Plan (the "MUSA 2013 Plan") authorized the Executive Compensation Committee of our Board of Directors ("the Committee") to grant non-qualified or incentive stock options, stock appreciation rights, stock awards (including restricted stock and restricted stock unit awards), dividend equivalent units, cash awards, and performance awards to our employees. No more than 5.5 million shares of MUSA common stock may be delivered under the MUSA 2013 Plan and no more than 1 million shares of common stock may be awarded to any one employee, subject to adjustment for changes in capitalization. The maximum cash amount payable pursuant to any "performance-based" award to any participant in any calendar year is $5.0 million.

On May 4, 2023, the 2023 Omnibus Incentive Compensation Plan (the "MUSA 2023 Plan") was approved by the Company's shareholders and became effective for all future grants for both employees and directors. The MUSA 2023 Plan replaced the MUSA 2013 Plan and the 2013 Directors Plan, each of which expired on August 8, 2023. The MUSA 2023 Plan authorizes the Committee to grant to non-employee directors, employees, and consultants of the Company, or any of its subsidiaries, stock options (incentive stock options ("ISOs") and nonqualified stock options ("NQSO")), stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), performance awards or other cash-based awards and other stock-based awards. The maximum number of shares available for issuance under the MUSA 2023 Plan shall not exceed in the aggregate 1.725 million shares (subject to certain adjustments). During the period from May 4, 2023 to December 31, 2025, the Company granted a total of 191,075 awards from the MUSA 2023 Plan, which leaves 1,533,925 remaining shares. At present, the Company expects to issue all shares that vest out of our existing treasury shares rather than issuing new common shares.

Beginning with its initial quarterly dividend in December 2020, the Company has issued dividend equivalent units ("DEUs") on all outstanding, unvested equity awards (except stock options) in an amount commensurate with regular quarterly dividends paid on common stock. The terms of the DEUs mirror the underlying awards and will only vest if the related award vests. DEUs issued are included with grants in each respective table as applicable.

STOCK OPTIONS – The Committee fixes the option price of each option granted at no less than fair market value ("FMV") on the date of the grant and fixes the option term at no more than 7 years from such date. Most of the nonqualified stock options granted by the Committee in 2025 to certain employees were granted in February 2025.

Following are the assumptions used by the Company to value the original awards:

	Years Ended December 31,		
	2025	2024	2023
Fair value per option grant	$ 154.07	$ 133.91	$ 88.53
Assumptions			
Dividend yield	0.4%	0.4%	0.5%
Expected volatility	27.9%	32.9%	33.1%
Risk-free interest rate	4.5%	4.3%	3.8%
Expected life (years)	4.8	4.8	4.9
Stock price at valuation date	$ 492.22	$ 391.54	$ 263.48

Changes in options outstanding for Company employees during the period from December 31, 2024 to December 31, 2025 are presented in the following table:

Options	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (Millions of Dollars)
Outstanding at December 31, 2024	259,750	$ 180.68		
Granted	28,900	$ 492.22		
Exercised	(36,200)	$ 99.28		
Forfeited	(7,350)	$ 410.81		
Outstanding at December 31, 2025	245,100	$ 222.54	3.1	$ 46.7
Exercisable at December 31, 2025	172,790	$ 148.96	2.2	$ 44.0

Additional information about stock options outstanding at December 31, 2025 is shown below:

Range of Exercise Prices per Option			Options Outstanding		Options Exercisable	
			No. of Options	Avg. Life Remaining in Years	No. of Options	Avg. Life Remaining in Years
$0.00	to	$99.99	8,600	0.2	8,600	0.2
$100.00	to	$149.99	98,140	1.6	98,140	1.6
$150.00	to	$249.99	47,900	3.0	47,900	3.0
$250.00	to	$349.99	34,550	3.9	17,750	3.7
$350.00	to	$449.99	29,710	5.1	400	1.2
$450.00	&	Above	26,200	6.1	—	—
			245,100	3.1	172,790	2.2

RESTRICTED STOCK UNITS – The Committee has granted time-based RSUs as part of the compensation plan for its executives and certain other employees since its inception. The awards granted in the current year were under the MUSA 2023 Plan, are valued at the grant date fair value, and vest over three years. The Committee has also granted time-based RSUs to the non-employee directors of the Company as part of their overall compensation package for being a member of the Board of Directors, which vest at the end of one year. For annual equity grants to non-employee directors, the directors may elect to defer receipt of their vested RSUs until their service ends. These RSUs are included in the RSU table below, will vest in one year, and will thereafter become deferred stock units.

Changes in RSUs outstanding during the period from December 31, 2024 to December 31, 2025 are presented in the following table:

RSUs	Number of Units	Weighted-Average Grant Date Fair Value		Total Fair Value (Millions of Dollars)	
Outstanding at December 31, 2024	98,214	$	285.60		
Granted	29,467	$	462.80		
Vested and issued	(38,968)	$	212.35	$	17.9
Forfeited	(6,798)	$	386.91		
Outstanding at December 31, 2025	81,915	$	376.60	$	33.1

DIRECTOR DEFERRED STOCK UNITS (MUSA 2023 Plan) — Non-employee directors can elect to receive their annual cash retainers in the form of Deferred Stock Units ("DSUs"). The DSUs are recognized at their fair value on the date of the grant. Director fees which are deferred into DSUs are calculated and expensed each quarter by taking fees earned during the quarter and dividing by the closing price of our common stock on the last trading day of the quarter. Each DSU represents the right to receive one share of common stock following the completion of a director's service. During the period ended December 31, 2025, we granted 865 DSUs and recorded director expense of $0.4 million related to the grants. At December 31, 2025, there were 2,604 Director DSUs vested and outstanding with an average grant date fair value of $399.79 per unit under the MUSA 2023 Plan.

PERFORMANCE-BASED RESTRICTED STOCK UNITS – The Committee has granted performance-based restricted stock units (performance units or "PSUs") to its executives and certain other employees. In February 2025, the Committee awarded PSUs to certain employees. Half of the PSUs vest based on a three-year return on average capital employed ("ROACE") calculation and the other half vest based on a three-year total shareholder return ("TSR") calculation that compares MUSA to a group of 17 peer companies. The portion of the awards that vest based on TSR qualify as a market condition and must be valued using a Monte Carlo valuation model. For the TSR portion of the awards, the fair value was determined to be $674.28 per unit. For

Murphy USA Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the ROACE portion of the awards, the valuation was based on the grant date fair value of $492.22 per unit and the number of awards will be periodically assessed to determine the probability of vesting.

Changes in PSUs outstanding for Company employees during the period from December 31, 2024 to December 31, 2025 are presented in the following table:

Employee PSUs	Number of Units	Weighted-Average Grant Date Fair Value		Total Fair Value (Millions of Dollars)	
Outstanding at December 31, 2024	77,395	$	320.05		
Granted	49,371	$	583.25		
Vested and issued	(61,288)	$	221.39	$	29.7
Forfeited	(5,874)	$	466.58		
Outstanding at December 31, 2025	59,604	$	438.28	$	24.1

2013 Stock Plan for Non-employee Directors

Effective August 8, 2013, Murphy USA adopted the 2013 Murphy USA Stock Plan for Non-employee Directors (the "2013 Directors Plan"). The directors for Murphy USA are compensated with a mixture of cash payments and equity-based awards.

RESTRICTED STOCK UNITS (2013 Directors Plan) – The Committee has also granted time based RSUs to the non-employee directors of the Company as part of their overall compensation package for being a member of the Board of Directors. Awards prior to 2023 vest at the end of three years and those granted in 2023 vested at the end of one year.

Changes in Director RSUs outstanding for Company non-employee directors during the period from December 31, 2024 to December 31, 2025 are presented in the following table:

2013 Plan — Director RSUs	Number of Units	Weighted-Average Grant Date Fair Value		Total Fair Value (Millions of Dollars)	
Outstanding at December 31, 2024	9,436	$	196.38		
Granted	12	$	406.93		
Vested and issued	(7,174)	$	175.84	$	3.5
Outstanding at December 31, 2025	2,274	$	261.51	$	0.9

DEFERRED STOCK UNITS (2013 Directors Plan) — Effective January 1, 2023, non-employee directors could elect to receive their annual cash retainers in the form of DSUs. Each DSU represents the right to receive one share of common stock following the completion of a director's service. At December 31, 2025 there were 426 Director DSUs outstanding with an average grant date fair value of $259.87 per unit under the 2013 Directors Plan.

Amounts recognized in the financial statements by the Company with respect to all share-based compensation plans are shown in the following table:

(Millions of dollars)	Years Ended December 31,		
	2025	2024	2023
Compensation charged against income before income tax benefit	$ 28.6	$ 22.9	$ 21.8
Related income tax benefit recognized in income	$ 6.0	$ 4.8	$ 4.6

As of December 31, 2025, there was $18.3 million in compensation costs to be expensed over approximately the next 2.2 years related to unvested share-based compensation arrangements granted by the

Company. Employees who have stock options are required to net settle their options in shares, after applicable statutory withholding taxes are considered, upon each stock option exercise. Therefore, no cash is received upon exercise. Total income tax benefits realized from tax deductions related to stock option exercises under share-based payment arrangements were $0.4 million, $1.1 million and $0.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 13 — Employee and Retiree Benefit Plans

THRIFT PLAN – Employees of the Company may participate in defined contribution savings plans by contributing up to a specified percentage of their base pay. The Company matches contributions for Murphy USA eligible employees at 100% of each employee's contribution, up to a maximum of 6%. In addition, the Company makes annual retirement contributions on an annual basis for Murphy USA employees. Eligible employees receive a stated percentage of their base and eligible incentive pay of which can range from 3% to 9% based on participant's age, years of service, date of hire, subsidiary organization, or role. Beginning in 2023, the QuickChek Corporation 401(k) Retirement and Savings Plan and the Murphy Profit Sharing Plan were merged into the Murphy USA Savings Plan. The Company's combined expenses related to these plans were $21.1 million in 2025, $25.9 million in 2024 and $23.8 million in 2023.

SUPPLEMENTAL EXECUTIVE RETIREMENT – The Company provides a Supplemental Executive Retirement Plan ('SERP'), a nonqualified deferred compensation plan for Murphy USA employees, to eligible executives and certain members of management. The SERP plan is intended to restore qualified defined contribution plan benefits restricted under the Internal Revenue Code of 1986 to certain highly compensated individuals. The liability balances, net of associated assets, were $8.4 million and $11.4 million, at December 31, 2025 and 2024, respectively.

Note 14 — Financial Instruments and Risk Management

DERIVATIVE INSTRUMENTS — The Company makes limited use of derivative instruments to manage certain risks related to commodity prices and interest rates. The use of derivative instruments for risk management is covered by operating policies and is closely monitored by the Company's senior management. The Company does not hold any derivatives for speculative purposes, and it does not use derivatives with leveraged or complex features. Derivative instruments are traded primarily with creditworthy major financial institutions or over national exchanges such as the New York Mercantile Exchange ("NYMEX"). For accounting purposes, the Company has not designated commodity derivative contracts as hedges, and therefore, it recognizes all gains and losses on these derivative contracts in its Consolidated Statement of Income. Certain interest rate derivative contracts were accounted for as hedges and gain or loss associated with recording the fair value of these contracts was deferred in AOCI until the anticipated transactions occurred. As of December 31, 2025, all current commodity derivative activity is immaterial.

There were nominal cash deposits at December 31, 2025 and $0.2 million at December 31, 2024 related to commodity derivative contracts reported in Prepaid expenses and other current assets in the Consolidated Balance Sheets. These cash deposits have not been used to increase the reported net assets or reduce the reported net liabilities on the derivative contracts at December 31, 2025 and 2024.

Note 15 – Earnings Per Share

Basic earnings per common share is computed by dividing net income available to common stockholders by the weighted-average of common shares outstanding during the period. Diluted earnings per common share adjusts basic earnings per common share for the effects of stock options and restricted stock in the periods where such items are dilutive.

On December 1, 2021, the Board of Directors approved a share repurchase authorization of up to $1 billion to begin upon completion of the $500 million authorization made in October 2020. The 2021 authorization was completed in October 2023. On May 2, 2023, the Board of Directors approved another share repurchase authorization of up to $1.5 billion, excluding excise taxes, to be executed by December 31, 2028. On October 29, 2025, the Company announced that the Board of Directors approved a new share repurchase authorization of up to $2.0 billion, excluding excise taxes, to be executed by December 31, 2030. This authorization will commence at the conclusion of the existing 2023 authorization.

During the year 2025, the total number of share repurchases were 1,536,701 common shares for approximately $652.0 million, at an average price of $424.28 per share, including brokerage fees and accrued excise taxes, under the 2023 $1.5 billion authorization, leaving approximately $291.9 million remaining available, as of December 31, 2025.

During the years 2024 and 2023, the total number of share repurchases were 938,528 common shares for $446.6 million, at an average price of $475.86 per share and 1,026,300 common shares for $336.2 million, at an average price of $327.55 per share, respectively.

The following table provides a reconciliation of basic and diluted earnings per share computations for the years ended December 31, 2025, 2024 and 2023.

		Years ended December 31,				
(Millions of dollars, except share and per share amounts)		2025		2024		2023
Earnings per common share:						
Net income per share - basic						
Net income attributable to common stockholders	$	470.6	$	502.5	$	556.8
Weighted-average common shares outstanding (in thousands)		19,303		20,533		21,493
Earnings per common share	$	24.38	$	24.47	$	25.91
Earnings per common share - assuming dilution:						
Net income per share - diluted						
Net income attributable to common stockholders	$	470.6	$	502.5	$	556.8
Weighted-average common shares outstanding (in thousands)		19,303		20,533		21,493
Common equivalent shares:						
Share-based awards		223		309		350
Weighted-average common shares outstanding - assuming dilution (in thousands)		19,526		20,842		21,843
Earnings per common share assuming dilution	$	24.10	$	24.11	$	25.49

We have excluded from the earnings-per-share calculation certain stock options and shares that are considered to be anti-dilutive under the treasury stock method and are reported in the table below.

	Years ended December 31,		
Potentially dilutive shares excluded from the calculation as their inclusion would be anti-dilutive	2025	2024	2023
Stock Options	56,391	28,929	34,133
RSUs	7,429	13	44
PSUs	—	452	—
Total anti-dilutive shares	63,820	29,394	34,177

Note 16 — Other Financial Information

CASH FLOW DISCLOSURES — Interest paid, net of amounts capitalized, was $105.1 million, $93.1 million and $92.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

CHANGES IN WORKING CAPITAL:

	Years ended December 31,		
(Millions of dollars)	2025	2024	2023
Accounts receivable	$ (8.1)	$ 65.4	$ (56.3)
Inventories	(11.4)	(60.2)	(22.1)
Prepaid expenses and other current assets	3.6	(3.1)	25.2
Accounts payable and accrued liabilities	(4.3)	(3.9)	(12.0)
Income taxes payable	(12.9)	34.6	23.1
Net (increase) decrease in noncash operating working capital	$ (33.1)	$ 32.8	$ (42.1)

Note 17 — Assets and Liabilities Measured at Fair Value

The Company carries certain assets and liabilities at fair value in its Consolidated Balance Sheets. The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1. Level 3 inputs are unobservable inputs which reflect assumptions about pricing by market participants.

The Company's available-for-sale marketable securities consist of high quality, investment grade securities from diverse issuers. We value these securities at the closing price in the principal active markets as of the last business day of the reporting period. The fair values of the Company's marketable securities by asset class are described in Note 5 "Marketable Securities" in these consolidated financial statements for the period ended December 31, 2025. We value the deferred compensation plan assets, which consist of money market and mutual funds, based on quoted prices in active markets at the measurement date. For additional information on deferred compensation plans see also Note 13 "Employee and Retirement Benefit Plans" in these consolidated financial statements for the period ended December 31, 2025.

At the balance sheet date, the fair value of commodity derivatives contracts was determined using NYMEX quoted values. The carrying value of the Company's Cash and cash equivalents, Accounts receivable-trade and Trade accounts payable and accrued liabilities approximates fair value. See also Note 14 "Financial Instruments and Risk Management" in these consolidated financial statements for the period ended December 31, 2025, for more information.

Financial assets and liabilities measured at fair value on a recurring basis

The following table presents the Company's financial assets and liabilities measured at fair value on a recurring basis, as of December 31, 2025 and 2024:

	December 31, 2025			
(Millions of dollars)	Level 1	Level 2	Level 3	Fair Value
Financial assets				
Prepaid expenses and other current assets				
Fuel derivative	$ —	$ —	$ —	$ —
Other assets				
Deferred compensation plan assets	18.6	—	—	18.6

(Millions of dollars)		December 31, 2025			
		Level 1	Level 2	Level 3	Fair Value
Financial liabilities					
Deferred credits and other liabilities					
Deferred compensation plan liabilities		(26.7)	—	—	(26.7)
	$	(8.1) $	— $	— $	(8.1)

(Millions of dollars)		December 31, 2024			
		Level 1	Level 2	Level 3	Fair Value
Financial assets					
Prepaid expenses and other current assets					
Fuel derivative		—	—	0.2	0.2
Other assets					
Deferred compensation plan assets		14.9	—	—	14.9
Financial liabilities					
Deferred credits and other liabilities					
Deferred compensation plan liabilities		(26.3)	—	—	(26.3)
	$	(11.4) $	— $	0.2 $	(11.2)

<u>Fair value of financial instruments not recognized at fair value</u>

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The table below excludes Cash and cash equivalents, Accounts receivable-trade, and Trade accounts payable and accrued liabilities, all of which had fair values approximating carrying amounts. The fair value of Current and Long-Term debt was estimated based on rates offered to the Company at that time for debt of the same maturities. The Company has off-balance sheet exposures relating to certain financial guarantees and letters of credit. The fair value of these, which represents fees associated with obtaining the instruments, was nominal.

The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at December 31, 2025 and 2024.

(Millions of dollars)		December 31, 2025		December 31, 2024	
		Carrying Amount	Level 2 Fair Value	Carrying Amount	Level 2 Fair Value
Financial liabilities					
Current and long-term debt, excluding finance leases	$	(2,064.1) $	(2,081.2) $	(1,728.7) $	(1,717.5)

Note 18 – Commitments

Rental expense for non-cancellable operating leases, including contingent payments when applicable, was $73.7 million in 2025, $66.2 million in 2024 and $60.7 million in 2023.

Commitments for capital expenditures were approximately $356.8 million at December 31, 2025, including $308.3 million approved for potential construction of future stores (including land) at year-end, along with $37.8 million for improvements of existing stores and the remaining $10.8 million for other corporate investments and other strategic initiatives, to be financed with our operating cash flow and/or incurrence of indebtedness.

The Company has certain take-or-pay contracts primarily to supply terminals with a non-cancellable remaining term of 4.8 years. At December 31, 2025, our minimum annual payments under our take-or-pay contracts are estimated to be $9.0 million in 2026 and $7.0 million in 2027, $5.2 million in 2028, $5.1 million in 2029, and $3.8 million in 2030.

Note 19 — Contingencies

The Company's operations and earnings have been and may be affected by various forms of governmental action. Examples of such governmental action include, but are by no means limited to: tax increases and retroactive tax claims; import and export controls; price controls; allocation of supplies of crude oil and petroleum products and other goods; laws and regulations intended for the promotion of safety and the protection and/or remediation of the environment; governmental support for other forms of energy; and laws and regulations affecting the Company's relationships with employees, suppliers, customers, stockholders and others. Because governmental actions are often motivated by political considerations, may be taken without full consideration of their consequences, and may be taken in response to actions of other governments, it is not practical to attempt to predict the likelihood of such actions, the form the actions may take or the effect such actions may have on the Company.

ENVIRONMENTAL MATTERS AND LEGAL MATTERS — Murphy USA is subject to numerous federal, state and local laws, regulations and permit requirements dealing with the environment. Violation of such environmental laws, regulations and permits can result in the imposition of significant civil and criminal penalties, injunctions, and other sanctions. A discharge of hazardous substances into the environment could, to the extent such event is not adequately insured, subject the Company to substantial expense, including the cost to comply with applicable laws and regulations, claims by neighboring landowners, governmental authorities and other third parties for any personal injury, property damage and other losses that might result.

The Company currently owns or leases, and has in the past owned or leased, properties at which hazardous substances have been or are being handled. In connection with these activities, hazardous substances may have been disposed of or released on or under the properties owned or leased by the Company or on or under other locations where they have been taken for disposal. In addition, many of these properties have been operated by third parties whose management of hazardous substances was not under the Company's control. Under existing laws, the Company could be required to remediate contaminated property (including contaminated groundwater) or to perform remedial actions to prevent future contamination. Certain of these contaminated properties are in various stages of negotiation, investigation, and/or cleanup, and the Company is investigating the extent of any related liability and the availability of applicable defenses. With the sale of the U.S. refineries in 2011, Murphy Oil retained certain liabilities related to environmental matters. Murphy Oil also obtained insurance covering certain levels of environmental exposures. With respect to the previously owned refinery properties, Murphy Oil retained those liabilities in the Separation and Distribution agreement that was entered into related to the separation on August 30, 2013. With respect to any remaining potential liabilities, based on information currently available to the Company, the Company believes costs related to these properties will not have a material adverse effect on Murphy USA's net income, financial position or liquidity in a future period.

While it is possible that certain environmental expenditures could be recovered by the Company from other sources, primarily environmental funds maintained by certain states, no assurance can be given that future recoveries from these other sources will occur. As such, the Company has not recorded a benefit for likely recoveries at December 31, 2025, however certain jurisdictions provide reimbursement for these expenses which have been considered in recording the net exposure. The U.S. currently considers the Company a PRP at one Superfund site. As to the site, the potential total cost to all parties to perform necessary remedial work at this site may be substantial. However, based on current negotiations and available information, the Company believes that it is a de minimis party as to ultimate responsibility at the Superfund site. Accordingly, the Company has not recorded a liability for remedial costs at the Superfund site at December 31, 2025. The Company could be required to bear a pro rata share of costs attributable to nonparticipating PRPs or could be assigned additional responsibility for remediation at this site or other Superfund sites. Based on information currently available to the Company, the Company believes that its share of the ultimate costs to clean-up this site will be immaterial and will not have a material adverse effect on its net income, financial position or liquidity in a future period.

Based on information currently available to the Company, the amount of future remediation costs to be incurred to address known contamination sites is not expected to have a material adverse effect on the Company's future net income, cash flows or liquidity. However, there is the possibility that additional environmental expenditures could be required to address contamination, including as a result of discovering additional contamination or the imposition of new or revised requirements applicable to known contamination, and such additional expenditures could be material.

Murphy USA is engaged in a number of other legal proceedings, all of which the Company considers routine and incidental to its business. Currently, the state of Delaware has filed a lawsuit against energy companies, including the Company. This lawsuit alleges damages as a result of climate change and the plaintiff is seeking unspecified damages and abatement under various tort theories. At this stage, the ultimate outcome of this matter remains uncertain, and neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, can be determined. Based on information currently available to the Company, the ultimate resolution of this legal matter is not expected to have a material adverse effect on the Company's net income, financial condition, or liquidity in a future period.

INSURANCE — The Company maintains insurance coverage at levels that are customary and consistent with industry standards for companies of similar size. Murphy USA maintains statutory workers compensation insurance with a deductible of $1.0 million per occurrence, general liability insurance with a deductible of $3.0 million per occurrence, and auto liability insurance with a deductible of $0.3 million per occurrence. As of December 31, 2025, there were a number of outstanding claims that are of a routine nature. The estimated incurred but unpaid liabilities relating to these claims are included in Trade account payables and accrued liabilities on the Consolidated Balance Sheets. While the ultimate outcome of these claims cannot presently be determined, management believes that the accrued liability of $60.7 million will be sufficient to cover the related liability and that the ultimate disposition of these claims will have no material effect on the Company's financial position and results of operations.

The Company has obtained insurance coverage as appropriate for the business it is engaged in, but may incur losses that are not covered by insurance or reserves, in whole or in part, and such losses could adversely affect our results of operations and financial position.

TAX MATTERS — Murphy USA is subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, indirect taxes (excise/duty, sales/use and gross receipts taxes), payroll taxes, franchise taxes, withholding taxes and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Many of these liabilities are subject to periodic audits by the respective taxing authority. Subsequent changes to our tax liabilities because of these audits may subject us to interest and penalties.

OTHER MATTERS — In the normal course of its business, the Company is required under certain contracts with various governmental authorities and others to provide financial guarantees or letters of credit that may be drawn upon if the Company fails to perform under those contracts. At December 31, 2025, the Company had contingent liabilities of $7.9 million on outstanding letters of credit. The Company has not accrued a liability in its balance sheet related to these financial guarantees and letters of credit because it is believed that the likelihood of having these drawn is remote.

Note 20 — Lease Accounting

The Company determines if an arrangement is a lease or contains a lease at inception. Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. The

Company's leases have remaining lease terms of approximately 1 years or less to 34 years, which may include the option to extend the lease when it is reasonably certain the Company will exercise the option. Most leases include one or more options to renew, with renewal terms that can extend the lease term from 5 to 20 years or more. The exercise of lease renewal options is at the Company's sole discretion. Due to the uncertainties of future markets, economic factors, technology changes, demographic shifts and behavior, environmental regulatory requirements and other information that impacts decisions as to store location, management has determined that it was not reasonably certain to exercise contract options and they are not included in the lease term. Additionally, short-term leases and leases with variable lease costs are immaterial. The Company reviews all options to extend, terminate, or otherwise modify its lease agreements to determine if changes are required to the right-of-use assets and liabilities.

As the implicit interest rate is not readily determinable in most of the Company's lease agreements, the Company uses its estimated secured incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

Lessor — We have various arrangements for certain spaces for food service and vending equipment under which we are the lessor. These leases meet the criteria for operating lease classification. Lease income associated with these leases is immaterial. We also have certain areas where we sublease building and land space to others. This lease income is immaterial.

Lessee — We lease land for 481 stores, one terminal, and various equipment. Our lease agreements do not contain any material residual value guarantees and approximately 103 sites leased from Walmart contain restrictive covenants, though the restrictions are deemed to have an immaterial impact.

Leases are reflected in the following balance sheet accounts:

(Millions of dollars)	Classification	December 31, 2025	December 31, 2024
Assets			
Operating (Right-of-use)	Operating lease right-of-use assets, net	$ 526.3	$ 492.9
Finance	Property, plant, and equipment, at cost, less accumulated depreciation of $69.0 in 2025 and $56.3 in 2024	100.2	103.9
Total leased assets		$ 626.5	$ 596.8
Liabilities			
Current			
Operating	Trade accounts payable and accrued liabilities	$ 25.8	$ 23.7
Finance	Current maturities of long-term debt	13.0	11.7
Noncurrent			
Operating	Non-current operating lease liabilities	534.6	496.3
Finance	Long-term debt, including capitalized lease obligations	105.5	108.0
Total lease liabilities		$ 678.9	$ 639.7

Lease Cost:

(Millions of dollars)	Classification	Years Ended December 31,		
		2025	2024	2023
Operating lease cost	Store and other operating expenses	$ 66.7	$ 59.6	$ 55.1
Finance lease cost				
Amortization of leased assets	Depreciation & amortization expense	14.6	14.6	15.0
Interest on lease liabilities	Interest expense	8.0	8.3	8.9
Net lease costs		$ 89.3	$ 82.5	$ 79.0

Cash Flow Information:

(Millions of dollars)	Years Ended December 31,		
	2025	2024	2023
Cash paid for amounts included in the measurement of liabilities			
Operating cash flows required by operating leases	$ 61.0	$ 53.8	$ 50.6
Operating cash flows required by finance leases	$ 8.0	$ 8.3	$ 8.9
Financing cash flows required by finance leases	$ 12.4	$ 11.7	$ 11.4

Maturity of Lease Liabilities:

(Millions of dollars)	Operating leases	Finance leases
2026	$ 66.6	$ 20.6
2027	66.6	19.5
2028	65.6	18.5
2029	64.0	16.4
2030	62.4	14.1
After 2030	661.0	84.4
Total lease payments	986.2	173.5
Less: interest	425.8	55.0
Present value of lease liabilities	$ 560.4	$ 118.5

Lease Term and Discount Rate:

	Year Ended December 31,
	2025
Weighted-average remaining lease term (years)	
Finance leases	10.8
Operating leases	14.6
Weighted-average discount rate	
Finance leases	6.9 %
Operating leases	7.3 %

Note 21 — Recent Accounting and Reporting Rules

In November 2024, the FASB issued ASU 2024-03, "Disaggregation of Income Statement Expenses." This ASU addresses investor requests for more granular information about an entity's expenses, allowing investors to better understand performance, prospects for future cash flows, and comparability over time and with other entities. The primary goal is to improve the decision-usefulness of expense information on public companies' income statements through disaggregation of relevant expense captions in the notes to the financial statements. The amendments in this update are effective for the Company for annual periods beginning after December 15, 2026, and interim periods in the year beginning after December 15, 2027. Early adoption is permitted. The amendments should be applied either prospectively or retrospectively. The Company is currently assessing the impact of the standard on the consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, "Financial Instruments—Measurement of Credit Losses for Accounts Receivable and Contract Assets." This ASU addresses challenges encountered when applying the guidance in Topic 326, Financial Instruments—Credit Losses, to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The amendments in this update introduce a practical expedient for all entities, and an accounting policy election for entities other than public business entities. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company does not expect for this to have a material impact on the consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, "Derivatives and Hedging (Topic 815)—Hedge Accounting Improvements." This ASU is intended to more closely align financial reporting with the economics of some of an entity's risk management activities. The changes are in response to stakeholder feedback from implementing ASU 2017-12 and the effects of LIBOR cessation. The main amendments relate to cash flow hedging, but some of the amendments affect certain fair value and net investment hedges. The amendments will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted, and the amendments are to be applied prospectively. The Company is currently assessing the impact of the standard on the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, "Interim Reporting (Topic 270)—Narrow-Scope Improvements". This ASU clarifies the interim reporting requirements by improving navigability of Topic 270 and more clearly specifying what disclosures are required in an interim reporting period. It is not intended to significantly change interim reporting or expand or reduce interim disclosure requirements. The amendments will be effective for interim reporting periods beginning after December 15, 2027. Early adoption is permitted, and the amendments may be applied either prospectively or retrospectively. The Company is currently evaluating the impact of the standard on the consolidated financial statements and does not expect the adoption to have a material impact.

Note 22 — Business Segments

We identify reportable segments based on how we manage the company's operations. Our operations include the sale of retail motor fuel products and convenience merchandise along with the wholesale and bulk sale capabilities of our product supply and wholesale group. As the primary purpose of the product supply and wholesale group is to support our retail operations and provide fuel for their daily operation, the bulk and wholesale fuel sales are secondary to the support functions played by these groups. As such, they are all treated as one segment for reporting purposes as they sell the same products and have similar economic characteristics. This Marketing segment contains essentially all of the revenue generating activities of the Company. Results not included in the reportable segment are included in Corporate and Other Assets. The reportable segment was determined based on information reviewed by the Chief Operating Decision Maker (CODM), who is the Chief Executive Officer.

The CODM evaluates performance and allocates resources for its reportable segment using segment income (loss). This metric is used to evaluate the overall financial performance of the Marketing segment, make operational and strategic decisions, prepare our annual plan, and allocate resources.

The accounting policies for the Marketing segment are consistent with those described in the summary of significant accounting policies. No eliminations are required for the presentation below because virtually all corporate and other costs are allocated to the Marketing segment.

Marketing Segment Information	Years ended December 31,		
(Millions of dollars)	2025	2024	2023
Revenues from external customers	$ 19,383.5	$ 20,243.7	$ 21,528.9
Reconciliation of revenue			
Other revenues[1]	0.5	0.6	0.5
Total consolidated revenue	$ 19,384.0	$ 20,244.3	$ 21,529.4
Less:[2]			
Cost of goods sold	17,024.6	17,937.5	19,215.6
Store and other operating expenses	1,108.3	1,064.4	1,014.6
Selling, general and administrative	231.5	235.4	240.5
Depreciation and amortization	250.8	229.8	211.9
Other segment items[3]	11.2	16.0	3.5
Interest expense	8.0	8.4	8.9
Segment income before income taxes	$ 749.1	$ 752.2	$ 833.9
Reconciliation of income before income taxes			
Income before income taxes	$ 609.2	$ 651.6	$ 734.4
Other (revenues)[1]	(0.5)	(0.6)	(0.5)
Other operating expenses	0.2	0.2	0.2
Depreciation and amortization	26.0	18.2	16.8
Restructuring expenses	12.6	—	—
(Gain) loss on sale of assets	0.3	(0.1)	0.1
Investment (income) loss	(0.2)	(6.4)	(6.9)
Interest expense	102.9	88.7	89.6
Other nonoperating (income) expense	(1.4)	0.6	0.2
Segment income before income taxes	$ 749.1	$ 752.2	$ 833.9

[1]Revenues from corporate and other assets not included in the reportable segment results.

[2]The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM. Intersegment expenses are included within the amounts shown.

[3]Other segment items includes: accretion of asset retirement obligations, impairment of properties, (gain) loss on sale of assets and other nonoperating (income) expense

Other specified segment disclosures

(Millions of dollars) Year ended December 31, 2025	Marketing Totals		Reconciling Items[4]		Consolidated Totals	
Accretion of asset retirement obligations	$	3.4	$	—	$	3.4
Deferred and noncurrent income taxes (benefits)	$	58.4	$	(13.3)	$	45.1
Additions to property, plant and equipment	$	414.6	$	17.8	$	432.4
Total assets at year-end	$	4,534.6	$	191.2	$	4,725.8

(Millions of dollars) Year ended December 31, 2024	Marketing Totals		Reconciling Items[4]		Consolidated Totals	
Accretion of asset retirement obligations	$	3.2	$	—	$	3.2
Deferred and noncurrent income taxes (benefits)	$	17.6	$	(3.6)	$	14.0
Additions to property, plant and equipment	$	464.1	$	38.9	$	503.0
Total assets at year-end	$	4,326.8	$	214.8	$	4,541.6

(Millions of dollars) Year ended December 31, 2023	Marketing Totals		Reconciling Items[4]		Consolidated Totals	
Accretion of asset retirement obligations	$	3.0	$	—	$	3.0
Deferred and noncurrent income taxes (benefits)	$	(4.5)	$	6.5	$	2.0
Additions to property, plant and equipment	$	289.5	$	54.6	$	344.1
Total assets at year-end	$	4,061.7	$	278.4	$	4,340.1

[4]Corporate and other assets not included in the reportable segment results.

Note 23 — Restructuring Expenses

The Company recognizes restructuring expense when related costs constitute a present obligation that is both probable and reasonably estimable. During the third quarter of 2025, the Company incurred restructuring charges as part of its ongoing efforts to strengthen operational effectiveness, improve organizational efficiency and position the company for long-term success. These expenses, included in "Restructuring expense" in the Consolidated Statements of Income, consisted primarily of severance and other employee costs, including severance pay and other termination benefits, as well as other ancillary costs. These restructuring charges were recorded as Corporate costs and therefore excluded from the financial results of the reportable segment.

A summary of the restructuring charges is as follows:

	Years Ended December 31,					
(Millions of dollars)	**2025**		**2024**		**2023**	
Severance pay, related benefits and other costs	$	12.6	$	—	$	—
Total restructuring expense	$	12.6	$	—	$	—

A reconciliation of the changes in the restructuring liability, as of December 31, 2025, is as follows:

(Millions of dollars)		
Balance as of December 31, 2024	$	—
Charges incurred during the period		12.6
Cash payments		(7.0)
Changes in estimates and other adjustments		—
Balance as of December 31, 2025	$	5.6

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
Murphy USA Inc.
Valuation Accounts and Reserves

(Millions of dollars)	Balance at January 1,	Charged (Credited) to Expense	Deductions	Balance at December 31,
2025				
Deducted from assets accounts				
Allowance for doubtful accounts	$ 0.3	0.1	(0.1)	$ 0.3
2024				
Deducted from assets accounts				
Allowance for doubtful accounts	$ 1.3	(1.0)	—	$ 0.3
2023				
Deducted from assets accounts				
Allowance for doubtful accounts	$ 0.3	1.0	—	$ 1.3

MURPHY USA
BOARD OF DIRECTORS



R. Madison Murphy, Chairman
Executive Committee (Chair) and ex-officio of all Committees



Claiborne P. Deming, Director
Executive Committee and Executive Compensation Committee (Chair)



David L. Goebel, Director
Audit Committee and Executive Compensation Committee



David C. Haley, Director
Audit Committee and Nominating and Governance Committee



James W. Keyes, Director
Executive Committee and Executive Compensation Committee



Michael G. Kulp, Director
Audit Committee and Executive Compensation Committee



Diane N. Landen, Director
Executive Committee, Executive Compensation Committee and Nominating and Governance Committee (Chair)



David B. Miller, Director
Executive Compensation Committee and Nominating and Governance Committee



Hon. Jeanne L. Phillips, Director
Audit Committee and Nominating and Governance Committee



Jack T. Taylor, Director
Executive Committee, Audit Committee (Chair) and Executive Compensation Committee



Rosemary L. Turner, Director
Audit Committee and Nominating and Governance Committee



Mindy K. West, Director
Executive Committee



Murphy USA Inc. | 200 East Peach Street | El Dorado, AR 71730-5836 | corporate.murphyusa.com